3/17

07024458

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tri-Vision International Ltd

*CURRENT ADDRESS 41 Pullman Court
Toronto, Ontario
M1X 1E4
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 20 2007
THOMSON
FINANCIAL

FILE NO. 82- 4581 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/18/07

Tri-Vision International Ltd/Ltée

Management Discussion and Analysis for the quarter ended June 30, 2006

The following Management's Discussion and Analysis (MD&A) has been prepared to help shareholders understand the financial performance of the Company and provides information that Management believes is relevant to an assessment and understanding of the Company's risks and opportunities, and performance measures that are relevant to the Company's operations. Management has prepared this document in conjunction with its broader responsibilities for the accuracy and reliability of its financial statements and the development and maintenance of appropriate internal controls in its effort to ensure that its financial information is complete and reliable. The Audit Committee of the Board of Directors has reviewed this document and all other publicly reported financial information, for integrity, usefulness, reliability and consistency.

We have prepared the MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administration. The discussion should be read in conjunction with the unaudited consolidated financial statements for the quarter ended June 30, 2006, including the notes thereto, presented elsewhere in the quarterly statements And the Management Discussion & Analysis (MD & A) for the fiscal year ended March 31, 2006 contained in the Company's Annual Report.

This Management's Discussion and Analysis is dated and has been prepared as of August 10, 2006.

All dollar amounts are in Canadian Dollars.

FORWARD-LOOKING STATEMENTS:

This MD&A contains forward-looking statements which reflect our Company's current expectations regarding future events. The forward-looking statements are often, but not always, identified by the use of words "anticipate", "estimate", "expect", "provide", and "intend" and statements that an event or result "may", "will", "should"" "could" or "might" occur or be achieved and other similar expressions. These forward-looking statements involve risk and uncertainties, including the difficulty in predicting product approvals, acceptance or demands for new products, the impact of the product and pricing strategies of competitors, delays in developing and launching new products, fluctuations in operating results and other risks, any of which could cause actual results, performance, or achievements to differ materially from the results discussed or implied in forward-looking statements. Many risks are inherent in the cable television industry; others are more specific to our Company. Investor's should consult the "Risks and Uncertainties" section of our MD&A as well as our Company's ongoing quarterly filings, annual reports and Annual Information Form for additional information on risks and uncertainties relating to these forward-looking statements. Investors should not place undue reliance on any forward-looking statements. We assume no obligation to update or alter any forward-looking statements whether as a result of new information, further events or otherwise.

BUSINESS OVERVIEW:

The Company designs, develops and sells its cable television (CATV) products, including the licensing of its V-chip technology, through its wholly-owned subsidiary Tri-Vision Electronics Inc. and has established in 2005 its Think Broadband Solutions Inc. subsidiary to specifically handle the Company's service and distributorship business. All business is conducted in one business segement with two core areas, CATV products and V-chip licensing.

The CATV products business involves the marketing of the Company's CATV products, including Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Interactive systems, the distribution of premium third party branded CATV products and the provision of value-added services for the cable, wireless and telecommunication industries in North America.

The V-chip licensing business involves the licensing of the Company's V-chip technology to television manufacturers around the world for incorporation into their products. To date licensing for sales into the Canadian market has proven successful with the manufacturers of almost 98% of all televisions sold in Canada being licensed.

During the period, Management's main focus remained on the following areas:

- The continuation of licensing efforts with TV manufacturers in Japan, China and Asian countries, which resulted in the entering into of the following new licensing agreements during the quarter ended June 30, 2006.
    - (US Patent- Hisense Electronic Co., Ltd., LG Electronicvs Inc.,and Jiangsu Shinco Digital Technology Co., Ltd.)
    - (Canadian Patent- Jiangsu Shinco Digital Technology Co., Ltd., Jabil Circuit Inc. and Lite-on Technology Corporation..)

RESULTS OF OPERATIONS:

(In thousands of Cdn dollars, except per share information)

		June-30 2006	June-30 2005
Revenues		$1,782	$2,078
Gross profit		$557	$601
Gross profit %		31.26%	28.92%
EBITDA (see section on EBITDA below)		($33)	$ 273
EBITDA %		(1.85%)	13.14 %
Net loss		($364)	($96)
Net loss %		(20.43%)	(4.61%)
Per share information			
EBITDA		($0.000)	$ 0.004
Net loss for the year		($0.006)	($ 0.001)
Weighted average shares outstanding (in thousands)	- basic & diluted	56,030	56,030

* In periods of net loss, including common shares reserved for issuance in the computation of the diluted per share amount would have an anti-dilutive effect. The basic weighted average number of shares outstanding was therefore used instead in the computation of the applicable diluted per share amount.

Operating Results for the quarter ended June 30, 2006, compared to 2005

Revenue

Revenue for the quarter ended June 30, 2006, decreased by 14.2% to $1,782,000 compared to $2,078,000 reported in the corresponding period last year. Royalty revenues increased by 50.6% as compared to the corresponding period last year. Of the total revenues for the quarter ended June 30, 2006, $678,000 related to V-chip licensing, as compared to $450,000 in corresponding quarter last year. The US government has mandated that by February 2009 analog signals will no longer be available, therefore requiring all television products to be sold there to contain a digital tuner. Accordingly, we expect the Company's licensing activities to benefit as more analog televisions are replaced with digital sets as February 2009 approaches. We anticipate revenue from our licensing activities to show positive results in the fourth quarter of the fiscal year, the traditionally strongest season for television sales

Revenues from our traditional CATV business were down by 32.2 % in quarter ended June 30, 2006 as compared to quarter ended June 30, 2005. We believe the main reason for this decline continued to be the shift in the marketplace from analog to digital cable systems. Tri-Vision has traditionally catered to the analog based systems while the market is now shifting to more digital-based products. In anticipation of and response to this shift, we have established and positioned our Think Broadband subsidiary to meet the market demand for digital-based products. In a very short period of time Think Broadband has made excellent progress, establishing a number of key distribution agreements, and we are confident that it will add significantly to the revenues in our CATV business going forward.

Gross profit margin

The Company's overall gross profit margin improved to 31.28% for the quarter ended June 30, 2006, compared to 28.95% in the corresponding period of 2005, due to increased licensing revenue though lower overall sales due to continued decline in CATV sales has resulted in unabsorbed fixed overhead. The gross profit is arrived at as follows:

All dollar amounts are in Million of Dollars:

			June-2006	June-2005
	Sales	Cost of sales	Gross profit	Gross profit
CATV sales	1.104	0.992	0.112	0.383
Licensing Revenue	0.678	0.233	0.445	0.218
	1,782	1.225	0.557	0.601

The gross profit on our CATV business was substantially affected in quarter ended June 30 2006 by the lower pricing the Company had to offer on its products to meet significant price reductions of its competitors. The higher margin portion of licensing revenue was also somewhat lower than anticipated due to a slower than expected changeover of manufacturers from analog to digital production, while manufacturers pushed out all their existing analog inventory.

Selling, general and administrative expenses

Selling, general and administrative expenses were $720,,000 for the quarter ended June 30, 2006, compared to $553,000 in 2005, representing an increase of 30%. The significant increase is attributable to: (i) the employment of two new

senior executives at Think Broadband; (ii) increased legal costs related to the negotiation, drafting and signing of numerous new licensing agreements; and (iii) the accrual of stock option cost.

Research and development costs

Net research and development expenses were lower at $136,000 for the quarter ended June 30, 2006, as compared to $185,000 in the corresponding period of 2005. .

Foreign exchange loss

The Company has adopted a policy of minimizing the risk relating to foreign exchange. This policy calls for the Company retaining 50% of all U.S. denominated receipts to fund U.S. denominated expenses and converting the remaining 50% into Canadian dollars immediately upon receipt. This helps in hedging the impact of any fluctuations in the exchange rate between the two currencies. The exchange loss for the period was $39,157.

Net loss

Net loss after taxes was $364,000 ($0.006 per share) for the quarter ended June 30, 2006, compared to a net loss of $96,000 ($0.02 per share) in 2005. The increased net loss is for the most part attributable to: (i) lower CATV product sales, (ii) increased material costs; (iii) higher legal expenses associated with finalizing new licensing agreements; (iv) higher employee costs due to employment of two senior personnel with Think Broadband; and (v) higher traveling expenses incurred both for licensing and CATV sales follow up. Notwithstanding our foreign exchange policy, the continued improvement in the Canadian dollar relative to the US dollar during the fiscal year also resulted negatively on the net loss. The foreign exchange loss as at June 30, 2006, was $39,000 compared to a gain of $56,000 in the corresponding period of 2005.

Earnings before interest, income tax and depreciation & amortization (EBITDA)

Loss before interest, income tax and non-cash depreciation and amortization costs for the quarter ended June 30, 2006, was $33,000 ($0.000 per share) compared to an income of $273,000 ($0.004 per share) in 2005.

EBITDA data is provided to better reflect the Company's results from operational activities as amortization expense, a non-cash item, is significant. "EBITDA" is calculated as net earnings before interest, income tax, depreciation and amortization. Since EBITDA does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP), it may not be considered in isolation or as a substitute for (i) net earnings or loss, as an indicator of the operating performance of the Company, or (ii) cash flow from operating, investing, and financing activities, as a measure of liquidity.

Net loss per financial statements		364,133
Add Back:	Interest (net)	34,195
	Income tax	(60,692)
	Amortization of capital assets, deferred development costs and V-Chip license	(304,679)
EBITDA as calculated -loss		32,957

Working capital

Working capital ratios at June 30, 2006 and 2005 were 6.3:1 and 7.2:1, respectively. Working capital has decreased in the current period compared to the previous corresponding period due to losses incurred. Management believes the net working capital and cash flow from operations are adequate for the Company's current needs.

LIQUIDITY AND CAPITAL RESOURCES:

Operating activities:

The Company had a net unrestricted cash balance and interest bearing deposits of $3,692,000 as at June 30, 2006, compared to $3,834,000 as at June 30, 2005. Cash flow from operating activities for the quarter ended June 30, 2006, was $235,000 compared to cash generation of $724,000 in corresponding period of 2005.

Investing activities:

An amount of $1,500,000 was generated by cashing interest bearing deposits, whereas $327,000 was used to purchase restricted term deposits and $3,000 to acquire capital assets in the quarter ended June 30, 2006. While in the corresponding period last year $2,000,000 were generated by encashing interest bearing deposits, $379000 were used to purchase restricted term deposits and $15,000 used to acquire capital assets.

The Company generated a total of $1,170000 from investing activities in the quarter ended June 30, 2006 as compared to a use of generation of $1,605,000 in 2005.

Financing activities:

During quarter ended June 30, 2006, $33,000 was used for repayment of the mortgage at the Company's office and warehouse property located at 41 Pullman Court, Toronto, Ontario ($31,000 in 2005) and $13,688 for repayment of Government grant ($nil in 2005)..

Management believes that the Company's cash resources will be sufficient to fund its normal working capital requirements for at least the next 12 months. However, additional funding may be required to support special projects and initiatives which the Company may decide to pursue during the 2007 fiscal year.

The Company has borrowing facilities of $2,000,000 from a Canadian chartered bank. These facilities were not utilized during the quarter ended June 30, 2006. Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, security over cash and deposits of the Company and its subsidiaries, and indemnity agreements with respect to issuance of standby letters of credit. The Company does not plan any significant capital expenditure during the coming fiscal year and there are no long-term capital requirements at present.

CRITICAL ACCOUNTING ESTIMATES:

Our financial statements are prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis. Our critical accounting estimates include revenue recognition, the recording of research and development costs, inventories, V-chip license and patents, stock based compensation plan, and provision for legal costs, future income taxes and litigation.

Revenue recognition:

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis for the period is recognized upon receipt of notification of royalty earned from licensees, based on contractual entitlements and when receipt is reasonably assured. Where royalty information from licensees for the period is not available at the time of the period's closing, revenue is estimated only if past revenue and other reliable information are available, and adjusted in the period when notification from the licensee is received.

Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment is received and the fixed period of time has commenced.

Research and development costs:

Development costs relating to specific projects that in the Company's view have met generally accepted criteria, including reasonable assurance regarding future benefits, are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over seventeen years for costs related to V-chip technology development, and a range of three to six years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; and
(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

Inventories:

Accounting estimates are used to establish provisions against the full cost of finished goods inventories, raw materials, parts and supplies. The provisions are evaluated by individual products based on two criteria:

1. Identifying slow moving items based on ageing and anticipated sales; and
2. Identifying specific inventory items which have become obsolete and require provision.

V-chip license & patents:

The Company reviews the carrying amount of the V-chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. When the net carrying amount of the V-chip license and patents exceed the estimated net recoverable amount, the asset is written down to its fair value with a

charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount. No adjustment was required in the current year.

Stock-based compensation plan:

The Company has a stock-based compensation plan, which is described in Note 9 to the audited consolidated financial statements. Effective April 1, 2002, stock-based compensation awarded to non-employees is recognized as an expense using the fair value method. The stock-based compensation awarded to employees and directors require a pro-forma disclosure as if such awards were exercised using the fair value method.

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereas stock options awarded to employees and directors from April 1, 2003, are recognized as an expense using the fair value method. These and other disclosures are outlined in Note 9 to the audited consolidated financial statements. Any consideration paid on the exercise of stock options is credited to capital stock.

Legal claims filed by Tri-Vision:

a) The Company filed a claim of infringement against Jutan International Limited, a Toronto-based TV manufacturer, on July 5, 2004. The Company claimed both injunctive and monetary relief. Default judgment has been obtained against the defendant, so liability issues are not in dispute. We are now attempting to ascertain the exact number of infringing units. Management has not set up any possible revenue in the current financial statements as the claim had not been quantified as at March 31, 2006.

b) The Company filed a claim of infringement against Brick Warehouse Corporation on April 25, 2005. Management has claimed both injunctive and monetary relief. Brick has indicated that they would prefer to settle this litigation and have not as yet served a statement of defense. It is difficult to anticipate the level of damages at this time as it is not apparent how many infringing units were sold by the Brick. It is the opinion of Company's legal counsel that it is difficult to evaluate or estimate the amount of damages that Tri-Vision may be able to recover from this litigation therefore, Management has not set up any possible revenue in the current financial statements as at March 31, 2006

RISK AND UNCERTAINTIES:

The Company's future prospects are substantially dependent upon the successful exploitation of the V-chip technology. This in turn is subject to risks involving intellectual property protection, competition, market acceptance and government support.

The markets for the Company's products are characterized by rapidly changing technology, evolving industry standards and frequent new competitive product introductions. To keep pace with advancements in technology, the Company focuses on research and development to maintain product superiority and to introduce state-of-the-art products that are competitively priced.

The Company invests in R&D projects on a continuous basis. It is possible that the projects that get developed successfully may not come to fruition and generate future sales for the Company as anticipated.

The Company has significant dependence on a few large customers and key distributors for its conventional CATV products. This is largely due to the fact that, both in Canada and the US, the cable television industry is heavily concentrated. The Company is also dependent on third party manufacturers for the bulk of its CATV products.

The Company carries on a significant portion of its business outside of Canada. Therefore the Company is exposed to the risk of currency fluctuations, which may impact its earnings and cash flows. The risk of decreased revenues and earnings for the Company resulting from a decrease in the value of the U.S. dollar relative to the Canadian dollar is mitigated to some extent by the fact that a significant portion of the Company's costs are denominated in U.S. dollars.

OFF-BALANCE SHEET ARRANGEMENTS:

The Company is not a party to any material off-balance sheet arrangements.

The Company has provided a standby letter of credit for the total potential obligation exposure of US$2,274,000 collateralized by the same amount of restricted term deposits. The contingent obligation is disclosed in Note 17 to the audited consolidated financial statements.

The Company has an outstanding non-cancellable purchase order in the amount of US$237,000 issued to a vendor for purchase of certain material which is in abeyance awaiting finalization of the sales order.

CONTRACTUAL OBLIGATION:

The Company has no contractual obligation except for the arrangements with a licensee to pay for a portion of legal expenses incurred by the licensee in defending Patent Infringement claims relating to the licensed technology. Further details are disclosed in Note 17 to the audited consolidated financial statements.

RELATED PARTY TRANSACTIONS:

1. During fiscal 1999, $140,000 was advanced to a director of the Company of which $2,000 (2005: $2,000) is still outstanding and is included in Accounts Receivable. The advances are unsecured, non-interest bearing and due on demand.
2. During the quarter ended June 30, 2006 the Company paid one of its directors $22,500 (2005: $22,500) for technical consulting services.

DISCLOSURE CONTROLS:

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company's disclosure controls and procedures, including adherence to the Disclosure Policy adopted by the Company. They are assisted in this responsibility by the director of Corporate Communications who serves as the Company's Investor Relations Officer. All three executives sit on the Company's Disclosure Policy Committee ("DPC"). The Disclosure Policy requires all staff to keep the DPC fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public release. Access to such material information by the DPC is facilitated by the small size of the Company's senior management team and the location of all staff in one corporate office.

The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures as of June 30, 2006, have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its subsidiaries would have been known to them.

OUTLOOK:

The Company's future prospects are substantially dependent on its successes in implementing its licensing campaign for its V-chip technology. The 2006 fiscal year marked a transition for Tri-Vision as it firmed up its V-chip licensing In Canada, virtually all digital TV sets are now being sold under Tri-Vision's license. In the United States, approximately 1/3rd of digital televisions are currently sold under Tri-Vision license and Management is diligently working towards significantly increasing its market penetration.

Tri-Vision continues to commercialize its patent rights for its V-chip by selling these rights to TV/HDTV manufacturers that import or produce products the US on a royalty-per-unit-shipped basis. First royalty revenue injections from this new licensing to Tri-Vision will be seen in coming quarters. It is important to note that any companies yet to license with Tri-Vision will be required to pay royalties retroactively to March 15, 2006, on units shipped in/to the USA in order to be awarded a license.

The Government of the United States made the decision to provide parents in America the flexibility they deserve in dealing with the digital world and, as of March 15, 2006, the Federal Communications Commission (FCC) mandated that all digital receiver products sold must include "open" V-chip technology – "open" so they may accommodate changes in the rating systems in the future. For next year, FCC has set a deadline of March 1, 2007, for which not only new digital TV receivers but all other digital receiving devices (e.g. VCRs, set-top boxes, digital video recorders, etc.) will require the "open" V-chip software. Furthermore, by February 2009 analog signals will no longer be available and the transition to all digital broadcasting will be complete.

In May 2006, the Company successfully registered a new patent to continue its leadership position in digital V-chip technology. This forward-looking technology is designed for use with ratings from several countries (also known as "Quick V-chip" which has been trademarked). This technology can be used in Europe where televisions in one country may receive signals from several nearby countries in a variety of languages and also can be used in Internet protocol television (IPTV) where television signals from any country are possible thru Internet multi-media devices that allow television, DVD and video games each with ratings possibilities. The patent which has been issued in Canada has been filed in United States and in Europe. The patent is valid until 2021.

Management believes that its Think Broadband subsidiary, which was launched in November 2005, will be able to capitalize on the Company established relationships in the CATV industry and provide Canada's broadband industry with in-house equipment, logistical support, niche product design and development, in-house and offshore manufacturing capabilities, and cable equipment repair and refurbishment. In a short period of time, Think Broadband has been able to successfully conclude several new key sales, marketing and distribution agreements (Andrews Corporation, Samsung Telecommunications America L.P, Scientific-Atlanta Inc. and PCT North America LLC of the United States).

Quarterly Results of Operation

The following table sets forth certain unaudited information for each of the eight most recent quarters ended June 30, 2006. The information has been derived from the Company's unaudited consolidated financial statements that, in Management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this Annual Report and includes all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

For the quarters ended June 30, 2006 (Unaudited)

(In thousands of Cdn dollars, except per share data)	September 30 $	December 31 $	March 31 $	June 30 $
Total Revenue	2,088	1,235	1,390	1,782
Net income (loss)	14	(615)	(2,153)	(364)
Income (loss) per share:				
Basic	0.000	(0.011)	(0.038)	(0.006)
Diluted*	0.000	(0.011)	(0.038)	(0.006)
Weighted average number of shares outstanding (000's)				
Basic	56,030	56,030	56,030	56,030
Diluted*	56,030	56,030	56,030	56,030

For the quarters ended June 30, 2005 (Unaudited)

(In thousands of Cdn dollars except per share data)	September 30 $	December 31 $	March 31 $	June 33 $
Total Revenue	2,363	1,393	1,717	2,078
Net income (loss)	125	(654)	(981)	(96)
Income (loss) per share:				
Basic	0.002	(0.012)	(0.018)	(0.002)
Diluted*	0.002	(0.012)	(0.082)	(0.002)
Weighted average number of shares outstanding (000's)				
Basic	53,830	54,100	54,576	56,030
Diluted*	55,351	55,640	55,652	56,030

* In periods of net loss, including common shares reserved for issuance in the computation of the diluted per share amount would have an anti-dilutive effect. The basic weighted average number of shares outstanding was therefore used instead in the computation of the applicable diluted per share amount.

DISCLOSURE OF OUTSTANDING SHARE DATA:

Designation of Securities	Number or Principal Amount Outstanding	If Convertible, Exercisable or Exchangeable for Common shares, Maximum number of Common shares issuable
Common Shares	56,030,313	N/A
Stock Options	1,068,065	1,068,065
Total (maximum number of common shares – fully diluted)		57,098,378

Form 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Najmul H. Siddiqui, Chief Executive Officer of Tri-Vision International Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Tri-Vision International Ltd. (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 11, 2006

N.H

Najmul H. Siddiqui
Chief Executive Officer
Tri-Vision International Ltd.

Form 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Khalid Usman, Chief Financial Officer of Tri-Vision International Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Tri-Vision International Ltd. (the issuer) for the interim period ending June 30, 2006

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 11, 2006

Khalid Usman
Chief Financial Officer
Tri-Vision International Ltd.

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

ASSETS	NOTES	As at September 30 2006 $	As at March 31 2006 $
CURRENT			
Cash and cash equivalents		560,679	483,900
Interest bearing deposits		1,884,212	3,350,000
Accounts receivables	18	1,965,699	1,950,541
Inventories	4	1,234,477	951,250
Prepaid expenses		66,685	112,377
Taxes recoverable		73,369	61,918
		5,785,121	6,909,986
Restricted term deposits	3	2,553,329	2,296,983
Deferred development costs	5	1,148,807	1,235,807
Capital assets, net	6	2,266,429	2,308,249
V-Chip license and Patents, net	7	7,904,510	8,369,337
		19,658,196	21,120,362

LIABILITIES AND SHAREHOLDERS' EQUITY	NOTES	As at September 30 2006 $	As at March 31 2006 $
CURRENT			
Accounts payable and accrued liabilities		457,143	669,339
Customers' deposits		171,871	40,523
Government grants payable – current portion	12	96,000	120,000
Mortgage payable – current portion	13	150,120	134,580
		875,134	964,442
Government grants payable	12	173,614	187,688
Mortgage payable	13	518,319	599,244
		691,933	786,932
CONTINGENCIES	19		
SHAREHOLDERS' EQUITY			
Capital stock	9	34,459,736	34,459,736
Contributed surplus	9	620,543	538,043
Deficit		(16,989,150)	(15,628,791)
		18,091,129	19,368,988
		19,658,196	21,120,362

See notes to the consolidated financial statements

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

(UNAUDITED)

	NOTES	For three months ended September 30 2006 $	For three months ended September 30 2005 $	For six months ended September 30 2006 $	For six months ended September 30 2005 $
Revenue	10	1,628,927	2,087,924	3,411,043	4,165,653
Cost of sales	7, 16	1,439,722	891,119	2,664,358	2,367,385
Gross profit		189,205	1,196,805	746,685	1,798,268
Selling, general and administrative expenses		988,697	830,008	1,708,893	1,383,451
Research and development	11	171,687	198,695	307,450	384,249
		1,160,384	1,028,703	2,016,343	1,767,700
Income (loss) before interest income (expense), foreign exchange loss and income taxes		(971,179)	168,102	(1,269,658)	30,568
Interest income		60,587	48,197	104,839	87,561
Interest expense	13	(10,965)	(13,954)	(21,022)	(23,099)
Foreign exchange loss		(54,491)	(142,926)	(93,648)	(86,466)
Income (loss) before income taxes		(976,048)	59,419	(1,279,489)	8,564
Provision for current income taxes	15	(20,178)	(45,159)	(80,870)	(90,159)
Net income (loss)		(996,226)	14,260	(1,360,359)	(81,595)
Deficit, beginning of period		(15,992,924)	(12,874,777)	(15,628,791)	(12,778,922)
Deficit, end of the period		(16,989,150)	(12,860,517)	(16,989,150)	(12,860,517)
Net income (loss) per share	17	(0.02)	0.00	(0.02)	(0.00)
Net income (loss) per share – diluted	17	(0.02)	0.00	(0.02)	(0.00)

See notes to the consolidated financial statements

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	NOTES	For three months ended September 30 2006 $	For three months ended September 30 2005 $	For six months ended September 30 2006 $	For six months ended September 30 2005 $
OPERATING ACTIVITIES:					
Net (loss) income		(996,226)	14,260	(1,360,359)	(81,595)
Add charges to operations not involving cash					
Compensation expense for					
Options granted to service providers		24,375	24,750	82,500	49,500
Amortization of capital assets		29,520	25,409	58,286	50,696
Amortization of deferred development costs		43.500	96,780	87,000	193,560
Amortization of V-Chip license and patent		232,414	231,900	464,827	463,800
		(666,417)	393,099	(667,746)	675,961
Changes in non-cash working capital balance related to operations					
Account receivable		(413,996)	(288,229)	(42,719)	326,755
Inventories		(6,376)	(47,146)	(283,227)	(53,042)
Prepaid expenses		54,955	21,041	45,692	34,386
Accounts payable and accrued liabilities		(165,511)	61,868	(212,196)	(207,522)
Taxes payable (recoverable)		(46,807)	-	16,110	178,819
Customers' deposits		(4,717)	(2,511)	131,348	(92,931)
Cash flow provided by (used in) operating activities		(1,248,869)	138,122	(1,012,738)	862,426
INVESTING ACTIVITIES					
Restricted term deposits		70,371	122,869	(256,346)	(256,475)
Additions to capital assets		(12,035)	-	(16,466)	(15,477)
Interest bearing deposits		(34,212)	(2,350,000)	1,465,788	(350,000)
Cash flow provided by (used in) investing activities		24,124	(2,227,131)	1,192,976	(621,952)
CASH FLOW FROM FINANCING ACTIVITIES					
Repayment of Government grant		(24,386)	(45,552)	(38,074)	(45,552)
Repayment of mortgage payable		(32,616)	(30,973)	(65,385)	(62,046)
Cash flow used in financing activities		(57,002)	(76,525)	(103,459)	(107,598)
Net increase (decrease) in cash and cash equivalents during the period		(1,281,747)	(2,165,534)	76,779	132,876
Cash and cash equivalents, beginning of period		1,842,426	3,516,557	483,900	1,218,147
Cash and cash equivalents, end of period		560,679	1,351,023	560,679	1,351,023
ADDITIONAL INFORMATION:					
Cash paid for mortgage and other interest expense		10,965	18,809	21,022	27,954
Cash received from interest income		55,326	15,033	84,595	58,805
Cash paid for income taxes		49,576	8,589	126,330	97,965

See notes to the consolidated financial statements

1. NATURE OF BUSINESS:

Tri-Vision International Ltd./Ltée (the "Company") designs, develops, manufactures, and supplies electronic products for customers in the cable television ("CATV"), multimedia, and consumer electronics industries. The Company is also involved in offering V-Chip license to TV manufacturers who ship television sets equipped with V-Chip technology to Canada and United States of America. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Second Quarter Financial Statements have been presented on a comparative basis and have been prepared without audit. The Company's auditors have not been asked to audit or review these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES:.

(a) Basis of presentation and use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting policies requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of allowance for doubtful accounts, provision for excess and obsolete inventory, recoverability of deferred development costs and the V-Chip license and patent and revenue estimates for royalties earned on a per-unit basis. Actual results could differ from those estimates.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company together with its wholly-owned subsidiaries, Tri-Vision Electronics Inc. and Tri-Vision Technologies International Inc. All significant intercompany balances and transactions have been eliminated.

(c) Revenue recognition

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis for the period is recognized upon receipt of notification of royalty earned from licensees, based on contractual entitlements and when receipt is reasonably assured. Where royalty information from licensees for the period is not available at the time of the period's closing, revenue is estimated only if past revenue and other reliable information is available, and adjusted in the period when notification from the licensee is received.

Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment is received and the fixed period of time has commenced.

(d) Cash and cash equivalents and interest bearing deposits

Cash equivalents and interest bearing deposits consist of highly liquid investments. Cash equivalents have original maturities of less than 90 days at the time of purchase and are valued at cost, which approximates market value. Interest bearing deposits and term deposits are temporary investments with original maturities greater than 90 days, and are valued at cost, which approximates market value.

(e) Inventories

Inventories consist of raw materials, parts and supplies and finished goods. Raw materials, parts and supplies are valued at their replacement cost. Finished goods are valued at the lower of cost, determined on an average cost basis, or net realizable value.

(f) Capital assets

Capital assets are stated at cost. Amortization is provided at rates which are designed to allocate the cost of the assets over their estimated useful lives as follows:

Building	- 4%	Declining-balance basis
Moulds	- 20%	Straight-line basis
Tools and dies	- 100%	Straight-line basis
Equipment - other	- 20%	Declining-balance basis
Furniture and fixtures	- 20%	Declining-balance basis
Systems and software	- 50%	Straight-line basis

(g) Research and development costs

Development costs relating to specific projects that in the Company's view have met generally accepted criteria including reasonable assurance regarding future benefits are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over a range of 17 years for costs related to V-Chip technology development, and 3 to 6 years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; and
(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

(h) V-Chip license and patents

V-Chip license and patents are recorded at cost less accumulated amortization. Amortization commenced with commercial production of the V-Chip products in 1999 and is calculated over 17 years on a straight-line basis. The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable when its carrying amount exceeds the undiscounted future net cash flows. When the net carrying amount of the V-Chip license and patents exceeds the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount.

(i) Income taxes

The Company follows the liability method of tax allocation, under which future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the years in which the future income tax assets and liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities or assets is recognized in income in the period that the change occurs. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

(j) Investment tax credits

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for investment tax credits using the cost reduction method.

(k) Stock-based compensation plan

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereby stock options awarded to employees and directors from April 1, 2003 are recognized as an expense using the fair value method. Stock options awarded to employees and directors prior to April 1, 2003 but subsequent to April 1, 2002 require a pro-forma disclosure of net income and income per share as if these awards were expensed using the fair value method. Stock options awarded to non-employees effective April 1, 2002 are also recognized as an expense using the fair-value method. These and other disclosures are outlined in note 9. Any consideration paid on the exercise of stock options together with the associated portion of contributed surplus is credited to share capital.

(l) Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction dates. Revenue and expenses are translated at the average rates prevailing during the year. The resulting gains and losses are included in the determination of net income (loss) for the year.

(m) Government assistance

Government grants received by the Company are recorded when the funds have been received by the Company. Grants which are non-repayable are recorded using the cost reduction method. Grants which are repayable are recorded as liabilities.

(n) Net loss per common share

Basic income (loss) per common share is calculated by dividing the net income (loss) by the weighted average number of the Company's common shares outstanding during the period.

Diluted income (loss) per common share is calculated by dividing the applicable net earnings by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

3. RESTRICTED CASH EQUIVALENTS AND RESTRICTED TERM DEPOSITS

Restricted cash equivalents and restricted term deposits are assigned as cash security against an outstanding letter of credit (note 8), which expires in December 2006. Restricted term deposits of $2.6 million at September 30, 2006 mature at various dates ranging from November 06, 2006 to December 13, 2006. Although the restricted funds mature and the letter of credit expires, within one year after September 30, 2006, the Company is required to either renew the letter of credit with similar security or set aside cash in a restricted reserve fund as part of a licensing arrangement (note 16).

4. INVENTORIES:

Inventories consist of the following:	September-30 2006 $	March-31 2006 $
Raw materials (converters and equipment)	189,842	173,285
Raw materials (parts and supplies)	470,739	488,548
Finished goods (converters and transmitters)	61,047	140,074
Finished goods (cable equipment)	512,849	149,343
	1,234,477	951,250

5. DEFERRED DEVELOPMENT COSTS:

Deferred development costs consist of the following:

	September-30 2006 $	March-31 2006 $
Balance, beginning of period	1,235,807	2,018,604
Less amortization for the period (note 12)	(87,000)	(782,797)
Balance, end of period	1,148,807	1,235,807

The Company is continually assessing the viability of its projects under development. In quarter ending September 30 2006, as a result of this review, the Company increased its amortization by $nil. (September 30, 2005–$nil) to write off projects no longer being pursued.

The Company incurs research and development costs in order to develop new products for enhancing its sales. The Company's ongoing and completed projects are as follows.

	September-30 2006 $	March-31 2006 $
Completed Projects:		
V- Chip licensing	2,935,885	2,935,885
V- Chip development	785,834	785,834
R. F. technology	724,058	724,058
Idleaire project	491,203	491,203
Other	2,304,678	2,304,678
Total cost capitalized	7,241,658	7,241,658
Less: accumulated amortization	(6,092,851)	(6,005,851)
	1,148,807	1,235,807

6. CAPITAL ASSETS (Notes 9, 14 and 15):

Capital assets consist of the following:

	Cost $	Accumulated amortization $	Net book value Sept 30-2006 $	Cost $	Accumulated amortization $	Net book value March 31-2006 $
Land	939,000	-	939,000	939,000	-	939,000
Building	1,091,017	116,796	974,221	1,091,017	96,914	994,103
Equipment	808,046	464,388	343,658	792,205	427,032	365,173
Furniture and fixtures	56,591	47,041	9,550	55,965	45,992	9,973
	2,894,654	628,225	2,266,429	2,878,187	569,938	2,308,249

7. V-CHIP LICENSE AND PATENTS:

V-Chip license and patent consist of the following

	Cost $	Accumulated amortization $	Net book value Sept 30-2006 $	Cost $	Accumulated amortization $	Net book value March 31-2006 $
V-Chip license	15,290,000	7,405,000	7,885,000	15,290,000	6,941,200	8,348,800
Patents	34,915	15,405	19,510	34,915	14,378	20,537
	15,324,915	7,420,405	7,904,510	15,324,915	6,955,578	8,369,337

The amortization of the V-Chip license and patents in the amount of $0.2 million (2005 - $0.2 million) for the quarter and $0.5 million (2005 - $0.5 million) for six months is included in cost of sales on the consolidated statements of income and deficit.

8. BANK FACILITIES:

At September 30, 2006, the Company had available a bank overdraft facility in the amount of $2.0 million (2005 - $2.0 million) of which up to U.S. $0.3 million (2005 – U.S. $0.3 million) is available by way of U.S. dollar direct advances. Bank indebtedness at quarter end is nil (2005 - nil). Amounts advanced under the overdraft facility are payable on demand and bear interest at the bank's Canadian prime rate of 5.75% plus 0.5% per annum at September 30, 2006 (2005 – 4.50%) plus 0.5% per annum. Amounts advanced in U.S. dollars under the overdraft facility are also payable on demand and bear interest at the bank's U.S. base rate of 8.00% as at September 30, 2005 (March 2005 – 6.75%) plus 1.0% per annum. Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, and security over cash and deposits of the Company and its subsidiaries, and the indemnity agreements with respect to issuance of standby letters of credit.

At September 30, 2006, the Company also had a separate cash secured letter of credit facility in the amount of $2.5 million (2005 - $2.5 million) in connection with the licensing arrangement described in note 16. At September 30, 2006, letter of credit amounting to US$2.3 million (2005 – US$2.0 million) were issued under this facility.

9. CAPITAL STOCK:

(i) The Company is authorized to issue unlimited shares without nominal or par value divided into common shares and preferred shares.

(ii) Common shares issued and outstanding:

	No. of Shares	$
Stated capital:		
Common shares:		
Balance at March 31, 2006	56,030,313	34,456,736
Exercise of options	-	-
Balance on September 30, 2006	56,030,313	34,459,736

(iii) Contributed surplus:

	September-30 2006 $	March-31 2006 $
Balance, beginning of period	538,043	254,460
Additions during the period – options (b) (c)	82,500	283,583
Balance, end of period	620,543	538,043

Stock options:

On September 25, 1998, the Board of Directors adopted a Stock Option Plan (the "Plan") as amended on September 18, 2003. The Plan provides for options to be granted to the benefit of employees, directors, officers and service providers of the Company.

The maximum number of common shares that may be issued under the Plan is limited to 7,055,700. The aggregate number of common shares reserved for issuance pursuant to options granted under the Plan and options granted under any other share compensation arrangement to any one participant shall not exceed 5% of the issued and outstanding common shares.

Options shall be granted for a term not exceeding 10 years, while the vesting period may fluctuate between options granted. The exercise price per stock option is based on the closing sale price of the shares of the Company on the Toronto Stock Exchange on the trading day immediately preceding the date the option is granted. If the shares of the Company were not traded on the trading day immediately preceding the date the option is granted, the exercise price is based on the weighted average trading price during the five trading days preceding the date the option is granted.

The outstanding stock options have expiry dates from February 10, 2008 to February 15, 2008, with exercise price ranging from $1.60 to $2.00. All options vested when they were granted unless indicated otherwise.

The following is the continuity of common share stock options for which shares have been reserved:

	Options	Weighted Average Exercise Price $
Balance, September 30, 2005	418,065	1.73
Granted (a) (c) (e)	650,000	1.75
Expired (b) (d) (e)	568,065	1.80
Balance, September 30, 2006	500,000	1.68

The following table summarizes information about the common share stock options outstanding at September 30, 2006:

Exercise Price $	Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Options Exercisable
1.60	400,000	1.37	200,000
2.00	100,000	1.36	50,000
1.60 to 2.00	500,000	1.37	250,000

The weighted average price of options exercisable at September 30, 2006 is $1.68 (2005 - $1.67).

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for the period ended:

	September 30 2006	March 31 2006
Risk free interest rate	3.96%	2.45% to 2.55%
Expected dividend yield	0%	0%
Expected volatility	50.1% to 72.1%%	50.1% to 72.1%
Expected time until exercise, in years	1.36 to 1.37	0.66 to 1.88

Compensation for stock options granted to directors (a) an employee (c) and service provider (d) during the period amounted to $24,375 (2005 - $24,750) and have been included in selling, general and administrative expense and credited to contributed surplus based on their fair values at their grant dates.

(a) Stock options to directors:

On February 15, 2006, the company granted stock options to certain directors to purchase up to 400,000 common shares at an exercise price of $1.60 per share with the expiry date of February 15, 2008. These options shall vest as to one half immediately and as to the remaining one half on the date that is 12 months from the date of grant. None of these options were exercised as at September 30, 2006.

(b) Stock options to Century Communications:

On September 18, 2003 the Company granted Century Communications options to acquire 100,000 common shares at an exercise price of $2.00 and another option to acquire 50,000 common shares at an exercise price of $1.50 per share with an expiry date of September 18, 2005. The first options of 100,000 common shares vested 50% on the date of grant and remaining 50% on the date one year after the date of grant. The second options of 50,000 common shares vested on the date of grant. All these options expired unexercised during fiscal 2006

(c) Stock options to employees:

On September 18, 2003 the Company granted an executive options to acquire 100,000 common shares at an exercise price of $2.00 per share with all options expiring on September 18, 2005. These options vested 50% on the date of grant and the remaining 50% one year from the date of grant. All these options expired unexercised during fiscal 2006.

On February 10, 2006, the company granted stock options to certain directors to purchase up to 100,000 common shares at an exercise price of $2.00 per share with the expiry date of February 15, 2008. These options shall vest as to one half immediately and as to the remaining one half on February 11, 2007 None of these options were exercised as at September 30, 2006

(d) Other consultants:

On October 2, 2003 the Company granted a consultant options to acquire 300,000 common shares at an exercise price of $1.04 per share expiring on September 19, 2006. The option shall vest as to 50,000 optioned shares for each U.S. $1.0 million sales revenue received in cash by the Company during the option term. 100,000 of the options were vested as at September 30, 2004. All these options expired unexercised during the quarter.

On September 15, 2004 the Company granted Acumen Capital Finance Partners Limited a consultant options to acquire 300,000 common shares at an exercise price of $2.00 per share expiring on September 15, 2006.The options shall vest as to 1/8th immediately and another 1/8th on completion of each quarter from the date of grant.. All these options expired unexercised during the quarter

(e) Stock options to Cavalcanti Hume Funfer Inc.

On February 10, 2006, the company granted Calvalcanti Hume Funfer Inc. options to acquire 150,000 common shares at an exercise price of $2.00 per share. These options shall vest immediately and have an expiry date od August 10, 2006. All these options expired unexercised during the quarter.

10. SEGMENTED INFORMATION:

The Company designs, manufactures, and supplies electronic products for customers in the CATV, multimedia and consumer electronics industries, which, in aggregate, form the cable television business. The Company manages its operations under one segment, which provides products to the cable television business. Operating expenses are managed at the total Company level by major type of expense category and, as such, are not allocated to the major revenue generating products. This represents the manner in which the Company is organized and managed for assessing performance and making resource allocation decisions.

The following table shows certain information with respect to product line revenue:

	For three months ended September 30		For six months ended September 30	
	2006	2005	2006	2005
	$	$	$	$
V-Chip licensing and decoder	291,255	1,513,080	974,488	1,901,358
Converters and transmitters	66,609	79,118	116,688	259,706
Cable equipment	1,201,007	471,910	2,167,678	1,790,008
Other	70,056	23,816	152,189	124,581
	1,628,927	2,087,924	3,411,043	4,165,653

A summary of revenue segmented by the customers' country of residence is as follows:

	For three months ended September 30		For six months ended September 30	
	2006	2005	2006	2005
	$	$	$	$
Canada	1,273,391	236,645	2,023,664	1,211,049
United States	272,637	1,176,503	509,267	1,543,521
Japan	(61,083)	451,586	480,597	901,586
West Indies	-	3,979	2966	31,586
Middle East	-	553	-	78,930
Others	143,982	218,658	394,549	398,981
	1,628,927	2,087,924	3,411,043	4,165,653

Assets are maintained only in Canada, and all expenses are incurred out of the Company's headquarters in Canada.

11. RESEARCH AND DEVELOPMENT EXPENSE:

Research and development expense consists of the following:

	For three months ended September 30		For six months ended September 30	
	2006	2005	2006	2005
	$	$	$	$
Total research and development costs incurred during the period	128,187	101,915	220,450	190,689
Amortization of deferred development costs (note 6)	43,500	96,780	87,000	193,560
Net research and development expense	171,687	198,695	307,450	384,249

12. GOVERNMENT ASSISTANCE:

The Company has received government grants totalling $0.5 million which are repayable beginning July 2005 at a specified percentage of revenue. The grants are interest free unless required repayments have become overdue, in which case interest is charged at an annual rate of 12.68%.

13. MORTGAGE PAYABLE:

Mortgage payable on land and building (note 7), bearing variable interest at Canadian Imperial Bank of Commerce (CIBC) prime rate less 0.5%, due December 12, 2008 with repayments of $15,000 monthly including principal and interest

Mortgage interest expense recorded in the consolidated statements of income and deficit is $23,099 (Septembr-2005 - $26,372).

14. RELATED PARTY TRANSACTIONS:

During six months ended September 30, 2006 the Company paid one of its directors $46,250 (2005 – $45,000) for technical consulting services.

15. INCOME TAXES:

As at September 30, 2006, the Company has federal non-capital loss carry forwards of approximately $1.5 million and provincial non-capital loss carry forwards of approximately $1.7 million.

At September 30, 2006, the Company also has undeducted scientific research and experimental development expenses of approximately $1.4 million that can be carried forward indefinitely.

16. CONTINGENCIES AND COMMITMENTS:

Under the terms of the Company's licensing arrangement, the Company is required to pay for a portion of legal expenses incurred by a licensee in defending patent infringement claims relating to the technology licensed from the Company. The cumulative amount of legal costs that the Company is obligated to pay is capped at 46% of the cumulative royalty revenue the Company has earned (from a certain specific TV manufacturer) from the licensing arrangement which at September 30, 2006 amounts to U.S. $2.3 million (2005 – U.S. $2.0 million) and is secured by a letter of credit provided by the Company's bank (notes 3 and 8). Management believes that it has adequately provided for the Company's obligation under the licensing arrangement, based on the information available and provided by the licensee.

The Company has outstanding a non-cancelable purchase order in the amount of US $0.2 million.

17. NET INCOME PER COMMON SHARE:

	For three months ended September 30		For six months ended September 30	
	2006	2005	2006	2005
	$	$	$	$
Net income (loss) for the period– basic and diluted	(996,226)	14,260	(1,360,359)	(81,595)
Weighted average number of common shares outstanding				
during the year - basic	56,030,313	56,030,313	56,030,313	56,030,313
- diluted	56,030,313	56,030,313	56,030,313	56,030,313
Net income per share – basic and diluted	(0.02)	0.00	(0.02)	(0.00)

18. FINANCIAL INSTRUMENTS

(i) Fair values
The fair values of cash and cash equivalents, interest bearing deposits, restricted cash equivalents, restricted term deposits, accounts receivable, income taxes recoverable, accounts payable and accrued liabilities, customers' deposits, government grants payable and mortgage payable approximate their carrying values. In management's opinion, the Company is not exposed to significant interest risks arising from these consolidated financial instruments.

(ii) Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and does not require collateral from them. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

As at September 30, 2006, accounts receivable from five significant customers accounted for 48.3% (2005 – five customers – 62.2%) of the accounts receivable year end balance

(iii) Foreign currency
A significant portion of the Company's sales is denominated in U.S. dollars. The Company uses the revenue stream in U.S. dollars to offset the foreign exchange risk related to expenses denominated in U.S. dollars. The Company has not entered into hedging instruments in 2006 and 2005 to offset the risk related to fluctuations of the exchange rate between the U.S. and Canadian dollars from the date of sales transaction to the collection date due to the short-term nature of this exposure.

19. LEGAL CLAIMS FILED BY TRI-VISION

At September 30, 2006, the Company has filed several claims of patent infringement against certain parties claiming both injunctive and monetary relief. As at the date of these consolidated financial statements, an estimate of the revenues and damages is not determinable and consequently, no amounts have been recorded in the financial statements.

TRI-VISION INTERNATIONAL LTD/LTEE.(the " Company")

Management Discussion and Analysis for the three and six month periods ended September 30, 2006

The following Management's Discussion and Analysis (MD&A) has been prepared to help shareholders understand the financial performance of the Company and provides information that Management believes is relevant to an assessment and understanding of the Company's risks and opportunities, and performance measures that are relevant to the Company's operations. Management has prepared this document in conjunction with its broader responsibilities for the accuracy and reliability of its financial statements and the development and maintenance of appropriate internal controls in its effort to ensure that its financial information is complete and reliable. The Audit Committee of the Board of Directors has reviewed this document and all other publicly reported financial information, for integrity, usefulness, reliability and consistency.

We have prepared the MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. The discussion should be read in conjunction with the unaudited consolidated financial statements of the Company for the three and six month periods ended September 30, 2006, including the notes thereto, and Management's Discussion & Analysis for the fiscal year ended March 31, 2006 contained in the Company's Annual Report.

This MD&A is dated and has been prepared as of November 2, 2006.

All dollar amounts are in Canadian Dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS:

This MD&A contains forward-looking statements which reflect our Company's current expectations regarding future events. The forward-looking statements are often, but not always, identified by the use of words "anticipate", "estimate", "expect", "provide", and "intend" and statements that an event or result "may", "will", "should"' "could" or "might" occur or be achieved and other similar expressions. These forward-looking statements involve risk and uncertainties, including the difficulty in predicting product approvals, acceptance or demands for new products, the impact of the product and pricing strategies of competitors, delays in developing and launching new products, fluctuations in operating results and other risks, any of which could cause actual results, performance, or achievements to differ materially from the results discussed or implied in forward-looking statements. Many risks are inherent in the cable television industry; others are more specific to our Company. Investor's should consult the "Risks and Uncertainties" section of our MD&A as well as our Company's ongoing quarterly filings, annual reports and Annual Information Form for additional information on risks and uncertainties relating to these forward-looking statements. Investors should not place undue reliance on any forward-looking statements. We assume no obligation to update or alter any forward-looking statements whether as a result of new information, future events or otherwise.

BUSINESS OVERVIEW:

The Company designs, develops, manufactures and supplies its cable television (CATV) products, including its services and distributorship business through its wholly-owned subsidiary, Think Broadband Solutions Inc. The Company is also involved in offering V-Chip licenses to TV manufacturers who ship television sets equipped with V-Chip technology to Canada and United States of America, through its wholly-owned subsidiaries, Tri-Vision Electronics Inc. and Tri-Vision Electronics 2006 Inc. All business is conducted in one business segment with two core areas, CATV products and V-Chip licensing.

The CATV products business involves the marketing of the Company's CATV products, including Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Interactive systems, the distribution of premium third party branded CATV products and the provision of value–added services for the cable, wireless and telecommunication industries in North America.

The V-chip licensing business involves the licensing of the Company's V-Chip technology to television manufacturers around the world for incorporation into their products. To date licensing for sales into the Canadian market has proven successful with the manufacturers of almost 98% of all televisions sold in Canada being licensed. Approximately 40% of all televisions sold in the USA have been licensed to date and our efforts to increase this percentage continue.

During the period, Management's main focus remained on the following areas:

- The continuation of licensing efforts with TV manufacturers in Japan, China and Asian countries, which resulted in the entering into of the following new licensing agreements during the quarter ended September 30, 2006.
  - (US Patent- Lite-On Technology Corporation, Top Powersonic Co., Ltd., Emerson Radio Macao Commercial Offshore Ltd., Nakamichi Corporation Ltd., Tecwell, Inc. dba AKIRA, Daewoo Electronics Corporation, Esto Inc., Newlane Limited and Runco International Inc.
  - (Canadian Patent- Top Powersonic Co., Ltd., Tecwell Inc. dba AKIRA, Benq [should this be "BenQ"?] Corporation, Nakamichi Corporation Limited, ,Emersun RadioMacao Commeercial Offshore Ltd. and Runco International Inc.

RESULTS OF OPERATIONS:

(In thousands of Cdn dollars, except per share information)

	For three months ended September-30		For six months ended September-30	
	2006	2005	2006	2005
Revenues	$1,629	$2,088	$3,411	$4,166
Gross profit	$ 189	$1,197	$747	$1,798
Gross profit %	11.6%	57.3%	21.9%	43.2%
EBITDA (see section on EBITDA below)	$(720)	$379	$(753)	$ 652
EBITDA %	(44.2%)	18.2%	(22.1%)	15.7 %
Net income (loss)	$(996)	$14	$(1,360)	$(82)
Net income (loss) %	(61.1%)	0.7%	(39.9%)	(2.0%)
Per share information				
EBITDA	(0.01)	$0.01	(0.01)	$ 0.01
Net income (loss) for the year	(0.02)	$0.00	(0.02)	($ 0.00)
Weighted average shares outstanding (in thousands)- basic & diluted	56,030	56,030	56,030	56,030

* In periods of net loss, including common shares reserved for issuance in the computation of the diluted per share amount would have an anti-dilutive effect. The basic weighted average number of shares outstanding was therefore used instead in the computation of the applicable diluted per share amount.

Operating Results for the three and six month periods ended September 30, 2006, compared to 2005

Revenues

Revenues for the quarter ended September 30, 2006, decreased by 22.0% to $1.6 million compared to $2.1 million reported in the corresponding period last year. Revenues decreased by 18.1% in six months ended September 30, 2006 to $3.4 million from $4.2 million in the prior period.

Royalty revenues decreased by 81.0% to $0.3 million compared to $1.5 million in second quarter of last year. Royalty revenues decreased by 50.6% to $1.0 million in the six months ended September 30, 2006 compared to $1.9 million in the corresponding period in 2005. The summer season is traditionally the slowest for television sales which negatively impacts our royalty revenue stream. The US government has mandated that by March 1, 2007, all digital receivers sold in the United States require V-chip flexibility. Furthermore, the US government has also mandated that by February 2009 analog signals will no longer be available, therefore requiring all analog television products that exist to use a digital tuner to receive a digital signal. Accordingly, we expect the Company's licensing activities to benefit both as digital televisions are sold into the United States and as more analog televisions are replaced with digital sets as February 2009 approaches. We anticipate revenue from our licensing activities to start to show positive results in the fourth quarter of the our fiscal year, as the fourth quarter of the calendar year is traditionally the strongest season for television sales. Our success will be dependent on our ability to continue our licensing of manufacturers that sell or import into the United States. See also "Outlook" below.

Revenues from our traditional CATV business increased by 126.6% % to $1.3 million in the quarter ended September 30, 2006 as compared to $0.6 million in quarter ended September 30, 2005. Revenues from our traditional CATV business increased by 20.6% to $2.4 million in the six month period compared to $2.2 million in the corresponding period last year. The main reason for the increase in CATV sales is the new third-party distribution contracts being finalized and fulfilled through Think Broadband Solutions Inc. This offset a further decline in our traditional CATV business that continues to result from the shift in the marketplace from analog to digital cable systems. Tri-Vision has historically catered to the analog based systems while the market is now

shifting to more digital-based products and we are repositioning our traditional CATV business to meet these new market demands.

Gross profit margin

The Company's overall gross profit margin dropped to 11.6% and 21.9% for the quarter and six month period ended September 30, 2006, respectively, compared to 57.3% and 43.2% in the corresponding period of 2005, due to decreased licensing revenue and reduced margins on CATV product sales. The gross profit is arrived at as follows:

CD$000's:

	Three months ended, September 30, 2006				Three months ended, September 30, 2005			
	REV	COS	GM	GM%	REV	COS	GM	GM%
CATV	1,346	1,207	139	10.3	594	659	(65)	(10.9)
V-Chip	283	233	50	17.7	1,494	232	1,262	84.7
Total	1,629	1,440	189	11.6	2,088	891	1,197	57.3

	Six months ended, September 30, 2006				Six months, September 30, 2005			
	REV	COS	GM	GM%	REV	COS	GM	GM%
CATV	2,450	2,199	251	10.2	2,221	1,903	318	14.3
V-Chip	961	465	496	51.6	1,944	464	1,481	76.1
Total	3,411	2,664	747	21.9	4,165	2,367	1,798	43.2

The gross profit on our CATV business was substantially affected in the quarter ended September 30 2006 by the lower pricing the Company had to offer on its products to meet significant price reductions of its competitors. The higher margin portion of licensing revenue was also lower than anticipated due to a slower than expected changeover of manufacturers from analog to digital production, while manufacturers turned over their remaining analog inventory.

Selling, general and administrative expenses

Selling, general and administrative expenses were $1.0 million for the quarter ended September 30, 2006, compared to $0.8 million in the corresponding quarter in 2005, representing an increase of 19%. For the six months ended September 30, 2006, selling, general and administrative expenses were $1.7 million as compared to $1.4 million in the corresponding period in 2005. The increases are attributable primarily to: (i) increased legal costs related to increased activity in the negotiation, drafting and signing of numerous new licensing agreements (ii) the accrual of stock option cost; (iii) higher mailing cost of annual financial statements; and . (iv) the employment of two new senior executives at Think Broadband for the full period versus only part of the period last year. .

Research and development costs

Net research and development expenses were flat at $0.2 million for the quarter ended September 30, 2006, as compared to $0.2 million in the corresponding period of 2005. These expenses for the six month period ended September 30. 2006 were $0.3 million versus $0.4 million for the corresponding period in 2005.

Foreign exchange loss

The Company has adopted a policy of minimizing the risk relating to foreign exchange. This policy calls for the Company retaining 50% of all U.S. denominated receipts to fund U.S. denominated expenses and converting the remaining 50% into Canadian dollars immediately upon receipt. This helps in hedging the impact of any fluctuations in the exchange rate between the two currencies. The exchange loss for the quarter was $54,491 and for six months to September 30, 2006 was $0.1 million. This compares to $0.1 million for the corresponding quarter and six month period in the prior year.

Net loss

Net loss after taxes was $1.0 million ($0.02 per share) for the quarter ended September 30, 2006, compared to a net income of $0.1 million ($0.00 per share) in 2005. The increased net loss is for the most part attributable to: (i) lower licensing revenue; (ii) increased material cost of CATV products; (iii) higher legal expenses associated with finalizing new licensing agreements; and (v) higher traveling expenses incurred both for licensing and CATV sales follow up. Notwithstanding our foreign exchange policy, the continued improvement in the Canadian dollar relative to the US dollar during the fiscal year also resulted negatively on our net loss. The net loss for six months to September 30, 2006 was $1.4 million as compared to a net loss of $0.1 million in the corresponding period in 2005.

Earnings before interest, income tax and depreciation & amortization (EBITDA)

Loss before interest, income tax and non-cash depreciation and amortization costs for the quarter ended September 30, 2006 was $0.7 million (($0.01) per share) compared to income of $0.4 million ($0.01 per share) in 2005. Loss before interest, income tax and non-cash depreciation and amortization costs for the six months ended September 30, 2006, was $0.8 million (($0.01) per share) compared to income of $0.7 million ($0.01 per share) in the corresponding six month period in 2005

EBITDA data is provided to better reflect the Company's results from operational activities as amortization expense, a non-cash item, is significant. "EBITDA" is calculated as net earnings before interest, income tax, depreciation and amortization. Since EBITDA does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP), it may not be considered in isolation or as a substitute for (i) net earnings or loss, as an indicator of the operating performance of the Company, or (ii) cash flow from operating, investing, and financing activities, as a measure of liquidity.

	Three months ended September 30, 2006	Six months ended September 30, 2006
Net loss per financial statements	$ 996,226	$1,360,359
Add back:		
Interest (net)	49,622	83,817
Income tax	(20,178)	(80,870)
Amortization and depreciation	(305,434)	(610,113)
EBITDA (loss) as calculated	$ 720,327	$ 753,193

Working capital

Working capital ratios at September 30, 2006 and March 31 2006 were 6.6:1 and 7.2:1, respectively. Working capital has decreased in the current period compared to year end due to losses incurred. Management believes the net working capital and cash flow from operations are adequate for the Company's current needs However, additional funding may be required to support special projects and initiatives which the Company may decide to pursue during the 2007 fiscal year.

LIQUIDITY AND CAPITAL RESOURCES:

Operating activities:

The Company had a net unrestricted cash balance and interest bearing deposits of $2.4 million as at September 30, 2006, compared to $3.8 million as at March 31, 2006. Cash used in operating activities for the quarter ended September 30, 2006, was $1.2 million compared to $1.0 million in corresponding period of 2005.

Investing activities:

There was a net increase of $24,000 in cash resulting from investing activities in the quarter ended September 30, 2006 compared to a net cash outlay of $2.2 million in the corresponding period last year due to investment of $2.4 million in interest bearing term deposits.

Financing activities:

During quarter ended September 30, 2006, $33,000 was used for repayment of the mortgage at the Company's office and warehouse property located at 41 Pullman Court, Toronto, Ontario ($31,000 in 2005) and $24,000 for repayment of Government grants ($38,000 in 2005).

Management believes that the Company's cash resources will be sufficient to fund its normal working capital requirements for at least the next 12 months. However, additional funding may be required to support special projects and initiatives which the Company may decide to pursue during the 2007 fiscal year.

The Company has borrowing facilities of $2.0 million from a Canadian chartered bank. These facilities were not utilized during the quarter ended September 30, 2006. Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, security over cash and deposits of the Company and its subsidiaries, and indemnity agreements with respect to issuance of standby letters of credit. The Company does not plan any significant capital expenditure during the coming fiscal year and there are no long-term capital requirements at present.

CRITICAL ACCOUNTING ESTIMATES:

Our financial statements are prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis. Our critical accounting estimates include revenue recognition, the recording of research and development costs, inventories, V-Chip license and patents, stock based compensation plan, and provision for legal costs, future income taxes and litigation, as discussed below.

Revenue recognition:

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis for the period is recognized upon receipt of notification of royalty earned from licensees, based on contractual entitlements and when receipt is reasonably assured. Where royalty information from licensees for the period is not available at the time of the period's closing, revenue is estimated only if past revenue and other reliable information are available, and adjusted in the period when notification from the licensee is received.

Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment is received and the fixed period of time has commenced.

Research and development costs:

Development costs relating to specific projects that in the Company's view have met generally accepted criteria, including reasonable assurance regarding future benefits, are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over seventeen years for costs related to V-Chip technology development, and a range of three to six years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; and
(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

Inventories:

Accounting estimates are used to establish provisions against the full cost of finished goods inventories, raw materials, parts and supplies. The provisions are evaluated by individual products based on two criteria:

1. Identifying slow moving items based on ageing and anticipated sales; and
2. Identifying specific inventory items which have become obsolete and require provision.

V-chip license & patents:

The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. When the net carrying amount of the V-Chip license and patents exceed the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount. No adjustment was required in the current year.

Stock-based compensation plan:

The Company has a stock-based compensation plan, which is described in the notes to the Company's consolidated financial statements. Effective April 1, 2002, stock-based compensation awarded to non-employees is recognized as an expense using the fair value method. The stock-based compensation awarded to employees and directors requires pro-forma disclosure as if such awards were exercised using the fair value method.

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereby stock options awarded to employees and directors from April 1, 2003, are recognized as an expense using the fair value method. These and

other disclosures are outlined in the notes to the consolidated financial statements of the Company. Any consideration paid on the exercise of stock options is credited to capital stock.

Legal claims filed by Tri-Vision:

a) The Company filed a claim of infringement against Jutan International Limited, a Toronto-based TV manufacturer, on July 5, 2004. The Company claimed both injunctive and monetary relief. Default judgment has been obtained against the defendant, so liability issues are not in dispute. We are now attempting to ascertain the exact number of infringing units. Management has accrued some of the possible revenue in the current financial statements as the full amount of the settlement has not yet been determined.

b) The Company filed a claim of infringement against Brick Warehouse Corporation on April 25, 2005. Management has claimed both injunctive and monetary relief. Brick has indicated that they would prefer to settle this litigation and have not as yet served a statement of defence. It is difficult to anticipate the level of damages at this time as it is not apparent how many infringing units were sold by the Brick. It is the opinion of the Company's legal counsel that it is difficult to evaluate or estimate the amount of damages that Tri-Vision may be able to recover from this litigation therefore, management has not set up any possible revenue in the current financial statements as at September 30, 2006.

RISK AND UNCERTAINTIES:

The Company's future prospects are substantially dependent upon the successful exploitation of the V-Chip technology. This in turn is subject to risks involving intellectual property protection, competition, market acceptance and government support.

The markets for the Company's products are characterized by rapidly changing technology, evolving industry standards and frequent new competitive product introductions. To keep pace with advancements in technology, the Company focuses on research and development to maintain product superiority and to introduce state-of-the-art products that are competitively priced.

The Company invests in R&D projects on a continuous basis. It is possible that the projects that get developed successfully may not come to fruition and generate future sales for the Company as anticipated.

The Company has significant dependence on a few large customers and key distributors for its conventional CATV products. This is largely due to the fact that, both in Canada and the US, the cable television industry is heavily concentrated. The Company is also dependent on third party manufacturers for the bulk of its CATV products.

The Company carries on a significant portion of its business outside of Canada. Therefore the Company is exposed to the risk of currency fluctuations, which may impact its earnings and cash flows. The risk of decreased revenues and earnings for the Company resulting from a decrease in the value of the U.S. dollar relative to the Canadian dollar is mitigated to some extent by the fact that a significant portion of the Company's costs are denominated in U.S. dollars.

OFF-BALANCE SHEET ARRANGEMENTS:

The Company is not a party to any material off-balance sheet arrangements.

The Company has provided a standby letter of credit for the total potential obligation exposure of US$2,274,000 collateralized by the same amount of restricted term deposits. The contingent obligation is disclosed in the notes to the Company's consolidated financial statements.

The Company has an outstanding non-cancellable purchase order in the amount of US$237,000 issued to a vendor for purchase of certain material which is in abeyance awaiting finalization of the sales order.

CONTRACTUAL OBLIGATION:

The Company has no contractual obligation except for the arrangements with a licensee to pay for a portion of legal expenses incurred by the licensee in defending patent infringement claims relating to the licensed technology. Further details are disclosed in the notes to the Company's consolidated financial statements.

RELATED PARTY TRANSACTIONS:

During the quarter and six months ended September 30, 2006 the Company paid one of its directors $23,250 and $46,250, respectively (2005: $22,500 and $45,000, respectively) for technical consulting services.

OUTLOOK:

The Company's future prospects are substantially dependent on its successes in implementing its licensing campaign for its V-Chip technology. The 2006 fiscal year marked a transition for Tri-Vision as it firmed up its V-Chip licensing in Canada, with virtually all digital TV sets are now being sold under Tri-Vision's license. In the United States, approximately 40% of digital televisions are currently sold under Tri-Vision license and management is diligently working towards significantly increasing its market penetration.

Tri-Vision continues to commercialize its patent rights for its V-Chip by selling these rights to TV/HDTV manufacturers that import or produce products into the US on a royalty-per-unit-shipped basis. First royalty revenue injections from this new licensing to Tri-Vision will be seen in coming quarters. It is important to note that any companies yet to license with Tri-Vision will be required to pay royalties retroactively to March 15, 2006, on units shipped in/to the USA in order to be awarded a license.

The Government of the United States made the decision to provide parents in America with the flexibility to deali with the digital world and, as of March 15, 2006, the Federal Communications Commission (FCC) mandated that all digital receiver products sold must include "open" V-chip technology – "open" so they may accommodate changes in the rating systems in the future. For next year, the FCC has set a deadline of March 1, 2007, for which not only new digital TV receivers but all other digital receiving devices (e.g. VCRs, set-top boxes, digital video recorders, etc.) will require the "open" V-chip software. Furthermore, by February 2009 analog signals will no longer be available and the transition to all digital broadcasting will be complete.

In May 2006, the Company successfully registered a new patent to continue its leadership position in digital V-chip technology. This forward-looking technology is designed for use with ratings from several countries (also known as "Quick V-chip" which has been trademarked). This technology can be used in Europe where televisions in one country may receive signals from several nearby countries in a variety of languages and also can be used in Internet protocol television (IPTV) where television signals from any country are possible thru Internet multi-media devices that allow television, DVD and video games, each with ratings possibilities. The patent, which has been issued in Canada has been filed in United States and in Europe, is valid until 2021.

Management believes that its Think Broadband subsidiary, which was launched in November 2005, will be able to capitalize on the Company established relationships in the CATV industry and provide Canada's broadband industry with in-house equipment, logistics- support, niche product design and development, in-house and offshore manufacturing capabilities, and cable equipment repair and refurbishment. In a short period of time, Think Broadband has been able to successfully conclude several new key sales, marketing and distribution agreements (Andrews Corporation, Samsung Telecommunications America L.P, Scientific-Atlanta Inc. and PCT North America LLC of the United States).

Quarterly Results of Operation

The following table sets forth certain unaudited information for each of the eight most recent quarters ended September 30, 2006. The information has been derived from the Company's unaudited consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with its audited consolidated financial statements and includes all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

For the quarters ended fiscal year 2005 and 2006 (Unaudited)

(In thousands of Cdn dollars, except per share data)	December 31 $	March 31 $	June 30 $	September 30 $
Total Revenue	1,235	1,390	1,782	1.629
Net income (loss)	(615)	(2,153)	(364)	(996)
Income (loss) per share:				
Basic	(0.01)	(0.04)	(0.01)	(0.02)
Diluted*	(0.01)	(0.04)	(0.01)	(0.02)
Weighted average number of shares outstanding (000's)				
Basic	56,030	56,030	56,030	56,030
Diluted*	56,030	56,030	56,030	56,030

For the quarters ended fiscal year 2004 and 2005 (Unaudited)

(In thousands of Cdn dollars except per share data)	December 31 $	March 31 $	June 30 $	September 30 $
Total Revenue	1,393	1,717	2,078	2,088
Net income (loss)	(654)	(981)	(96)	14
Income (loss) per share:				
Basic	(0.01)	(0.02)	(0.00)	0.00
Diluted*	(0.01)	(0.08)	(0.00)	0.00
Weighted average number of shares outstanding (000's)				
Basic	54,100	54,576	56,030	56,030
Diluted*	55,640	55,652	56,030	56,030

* In periods of net loss, including common shares reserved for issuance in the computation of the diluted per share amount would have an anti-dilutive effect. The basic weighted average number of shares outstanding was therefore used instead in the computation of the applicable diluted per share amount.

DISCLOSURE OF OUTSTANDING SHARE DATA:

Designation of Securities	Number or Principal Amount Outstanding	If Convertible, Exercisable or Exchangeable for Common shares, Maximum number of Common shares issuable
Common Shares	**56,030,313**	**N/A**
Stock Options	**500,000**	**500,000**
Total (maximum number of common shares – fully diluted)		**56,530,313**

Form 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Najmul H. Siddiqui, Chief Executive Officer of Tri-Vision International Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Tri-Vision International Ltd. (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 10, 2006

N.H [signature]

Najmul H. Siddiqui
Chief Executive Officer
Tri-Vision International Ltd.

Form 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, David Garland, Chief Financial Officer of Tri-Vision International Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Tri-Vision International Ltd. (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 10, 2006

David Garland
Chief Financial Officer
Tri-Vision International Ltd.

TRI-VISION INTERNATIONAL LTD/LTEE

Consolidated Financial Statements for the quarter and nine months ended December 31, 2006

NOTICE

The accompanying unaudited consolidated interim financial statements of Tri-Vision International Ltd/Ltee fort the three months and nine months period ended December 31, 2006 have been prepared by management and approved by the audit committee of the Board of Directors of the Company.

These statements have not been reviewed by the external auditors of the Company.

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

ASSETS	NOTES	As at December 31 2006 $	As at March 31 2006 $
CURRENT			
Cash and cash equivalents		1,359,480	483,900
Interest bearing deposits		1,356,472	3,350,000
Accounts receivables	18	2,310,430	1,950,541
Inventories	4	1,616,679	951,250
Prepaid expenses		128,735	112,377
Taxes recoverable		80,870	61,918
		6,852,666	6,909,986
Restricted term deposits	3	2,841,856	2,296,983
Deferred development costs	5	1,105,307	1,235,807
Capital assets, net	6	2,239,521	2,308,249
V-Chip license and patents, net	7	7,672,097	8,369,337
		20,711,447	21,120,362

LIABILITIES AND SHAREHOLDERS' EQUITY	NOTES	As at December 31 2006 $	As at March 31 2006 $
CURRENT			
Accounts payable and accrued liabilities		1,473,507	669,339
Customers' deposits		197,736	40,523
Government grants payable – current portion	12	90,000	120,000
Mortgage payable – current portion	13	141,548	134,580
		1.902.791	964,442
Government grants payable	12	160,066	187,688
Mortgage payable	13	492,991	599,244
		653,057	786,932
CONTINGENCIES	16, 19		
SUBSEQUENT EVENT	20		
SHAREHOLDERS' EQUITY			
Capital stock	9	34,459,736	34,459,736
Contributed surplus	9	686,538	538,043
Deficit		(16,990,675)	(15,628,791)
		18,155,599	19,368,988
		20,711,447	21,120,362

See notes to the consolidated financial statements

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

(UNAUDITED)

	NOTES	For three months ended December 31 2006 $	For three months ended December 31 2005 $	For nine months ended December 31 2006 $	For nine months ended December 31 2005 $
Revenue	10	2,749.199	1,234,707	6,160,242	5,400,360
Cost of sales	7, 16	1,622,993	962,426	4,287,351	3,329,811
Gross profit		1,126,206	272,281	1,872,891	2,070,549
Selling, general and administrative expense		1,010,421	663,931	2,719,314	2,047,382
Research and development expense	11	158,362	192,452	465,812	576,701
		1,168,783	856,383	3,185,126	2,624,083
Loss before interest, foreign exchange gain (loss) and income taxes		(42,577)	(584,102)	(1,312,235)	(553,534)
Interest income		52,781	43,063	157,620	130,624
Interest expense	13	(29,401)	(14,987)	(50,423)	(38,086)
Foreign exchange gain (loss)		60,865	(13,780)	(32,783)	(100,246)
Income (loss) before income taxes		41,668	(569,806)	(1,237,821)	(561,242)
Provision for income tax	15	43,193	45,000	124,063	135,159
Net loss		(1,525)	(614,806)	(1,361,884)	(696,401)
Deficit, beginning of period		(16,989,150)	(12,860,517)	(15,628,791)	(12,778,922)
Deficit, end of the period		(16,990,675)	(13,475,323)	(16,990,675)	(13,475,323)
Net loss per share	17	(0.00)	(0.01)	(0.02)	(0.01)
Net loss per share – diluted	17	(0.00)	(0.01)	(0.02)	(0.01)

See notes to the consolidated financial statements

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	NOTES	For three months ended December 31 2006 $	For three months ended December 31 2005 $	For nine months ended December 31 2006 $	For nine months ended December 31 2005 $
OPERATING ACTIVITIES:					
Net loss		(1,525)	(614,806)	(1,361,884)	(696,401)
Add charges to operations not involving cash					
Compensation expense for options granted		65,995	-	148,495	49,500
Amortization of capital assets		27,639	27,915	85,925	78,611
Amortization of deferred development costs		43.500	96,780	130,500	290,340
Amortization of V-Chip license and patent		232,413	233,440	697,240	697,240
		368,022	(256,671)	(299,724)	419,290
Changes in non-cash working capital balance related to operations					
Account receivable		(344,731)	(288,109)	(359,889)	38,646
Inventories		(382,202)	(138,785)	(665,429)	(191,827)
Prepaid expenses		(62,050)	(34,209)	(16,458)	177
Accounts payable and accrued liabilities		1,016,363	(1,984)	804,266	(209,506)
Taxes payable (recoverable)		(7,500)	29,178	(19,951)	207,997
Customers' deposits		25,865	(24,738)	157,214	(117,669)
Cash flow provided by (used in) operating activities		613,767	(715,318)	(399,971)	147,108
INVESTING ACTIVITIES					
Restricted term deposits		(288,527)	(9,589)	(544,873)	(266,064)
Additions to capital assets		(731)	(102,323)	(16,197)	(117,800)
Interest bearing deposits		527,740	1,350,000	1,993,528	1,000,000
Cash flow provided by investing activities		238,482	1,238,088	1,432,458	616,136
CASH FLOW FROM FINANCING ACTIVITIES					
Repayment of Government grant		(19,548)	(25,055)	(57,622)	(70,607)
Repayment of mortgage payable		(33,900)	(280,013)	(99,285)	(342,059)
Cash flow used in financing activities		(53,448)	(305,068)	(156,907)	(412,666)
Net increase in cash and cash equivalents during the period		798,801	217,702	875,580	350,578
Cash and cash equivalents, beginning of period		560,679	1,351,023	483,900	1,218,147
Cash and cash equivalents, end of period		1,359,480	1,568,725	1,359,480	1,568,725
ADDITIONAL INFORMATION:					
Cash paid for mortgage and other interest expense		10,965	18,809	21,022	27,954
Cash received from interest income		55,326	15,033	84,595	58,805
Cash paid for income taxes		49,576	8,589	126,330	97,965

See notes to the consolidated financial statements

TRI-VISION INTERNATIONAL LTD./LTEE.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2006 AND 2005

1. NATURE OF BUSINESS:

Tri-Vision International Ltd./Ltée (the "Company") designs, develops, manufactures, and supplies electronic products for customers in the cable television ("CATV"), multimedia, and consumer electronics industries. The Company is also involved in offering V-Chip license to TV manufacturers who ship television sets equipped with V-Chip technology to Canada and United States of America. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Third Quarter Financial Statements have been presented on a comparative basis and have been prepared without audit. The Company's auditors have not been asked to audit or review these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES:.

(a) Basis of presentation and use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting policies requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of allowance for doubtful accounts, provision for excess and obsolete inventory, recoverability of deferred development costs and the V-Chip license and patent and revenue estimates for royalties earned on a per-unit basis. Actual results could differ from those estimates.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company together with its wholly-owned subsidiaries, Tri-Vision Electronics Inc. Tri-Vision Electronics 2006 Inc. and Think Broadband Solutions Inc. (formerly Tri-Vision Technologies International Inc.) All significant intercompany balances and transactions have been eliminated.

(c) Revenue recognition

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis for the period is recognized upon receipt of notification of royalty earned from licensees, based on contractual entitlements and when receipt is reasonably assured. Where royalty information from licensees for the period is not available at the time of the period's closing, revenue is estimated only if past revenue and other reliable information is available, and adjusted in the period when notification from the licensee is received.

Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment is received and the fixed period of time has commenced.

(d) Cash and cash equivalents and interest bearing deposits

Cash equivalents and interest bearing deposits consist of highly liquid investments. Cash equivalents have original maturities of less than 90 days at the time of purchase and are valued at cost, which approximates market value. Interest bearing deposits and term deposits are temporary investments with original maturities greater than 90 days, and are valued at cost, which approximates market value.

(e) Inventories

Inventories consist of raw materials, parts and supplies and finished goods. Raw materials, parts and supplies are valued at their replacement cost. Finished goods are valued at the lower of cost, determined on an average cost basis, or net realizable value.

(f) Capital assets

Capital assets are stated at cost. Amortization is provided at rates which are designed to allocate the cost of the assets over their estimated useful lives as follows:

Building	- 4%	Declining-balance basis
Moulds	- 20%	Straight-line basis
Tools and dies	- 100%	Straight-line basis
Equipment - other	- 20%	Declining-balance basis
Furniture and fixtures	- 20%	Declining-balance basis
Systems and software	- 50%	Straight-line basis

(g) Research and development costs

Development costs relating to specific projects that in the Company's view have met generally accepted criteria including reasonable assurance regarding future benefits are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over a range of 17 years for costs related to V-Chip technology development, and 3 to 6 years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; and
(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

(h) V-Chip license and patents

V-Chip license and patents are recorded at cost less accumulated amortization. Amortization commenced with commercial production of the V-Chip products in 1999 and is calculated over 17 years on a straight-line basis. The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable when its carrying amount exceeds the undiscounted future net cash flows. When the net carrying amount of the V-Chip license and patents exceeds the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount.

(i) Income taxes

The Company follows the liability method of tax allocation, under which future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the years in which the future income tax assets and liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities or assets is recognized in income in the period that the change occurs. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

(j) Investment tax credits

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for investment tax credits using the cost reduction method.

(k) Stock-based compensation plan

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereby stock options awarded to employees and directors from April 1, 2003 are recognized as an expense using the fair value method. Stock options awarded to employees and directors prior to April 1, 2003 but subsequent to April 1, 2002 require a pro-forma disclosure of net income and income per share as if these awards were expensed using the fair value method. Stock options awarded to non-employees effective April 1, 2002 are also recognized as an expense using the fair-value method. These and other disclosures are outlined in note 9. Any consideration paid on the exercise of stock options together with the associated portion of contributed surplus is credited to share capital.

(l) Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction dates. Revenue and expenses are translated at the average rates prevailing during the year. The resulting gains and losses are included in the determination of net income (loss) for the year.

(m) Government assistance

Government grants received by the Company are recorded when the funds have been received by the Company. Grants which are non-repayable are recorded using the cost reduction method. Grants which are repayable are recorded as liabilities.

(n) Net loss per common share

Basic income (loss) per common share is calculated by dividing the net income (loss) by the weighted average number of the Company's common shares outstanding during the period.

Diluted income (loss) per common share is calculated by dividing the applicable net earnings by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

3. RESTRICTED CASH EQUIVALENTS AND RESTRICTED TERM DEPOSITS

Restricted cash equivalents and restricted term deposits are assigned as cash security against an outstanding letter of credit (note 8), which expires in December 2007. Restricted term deposits of $2.8 million at December 31, 2006 mature at various dates ranging from February 05, 2007 to June 11, 2007. Although the restricted funds mature and the letter of credit expires, within one year after December 31, 2006, the Company is required to either renew the letter of credit with similar security or set aside cash in a restricted reserve fund as part of a licensing arrangement (note 16).

4. INVENTORIES:

Inventories consist of the following:	December 31 2006 $	March-31 2006 $
Raw materials (converters and equipment)	185,325	173,285
Raw materials (parts and supplies)	506,256	488,548
Finished goods (converters and transmitters)	115,659	140,074
Finished goods (cable equipment)	809,439	149,343
	1,616,679	951,250

5. DEFERRED DEVELOPMENT COSTS:

Deferred development costs consist of the following:

	December 31 2006 $	March-31 2006 $
Balance, beginning of period	1,235,807	2,018,604
Less amortization for the period (note 12)	(130,500)	(782,797)
Balance, end of period	1,105,307	1,235,807

The Company is continually assessing the viability of its projects under development. In quarter ending December 31 2006, as a result of this review, the Company increased its amortization by $nil. (December 31, 2005–$nil) to write off projects no longer being pursued.

The Company incurs research and development costs in order to develop new products for enhancing its sales. The Company's ongoing and completed projects are as follows.

	December 31 2006 $	March-31 2006 $
Completed Projects:		
V- Chip licensing	2,935,885	2,935,885
V- Chip development	785,834	785,834
R. F. technology	724,058	724,058
Idleaire project	491,203	491,203
Other	2,304,678	2,304,678
Total cost capitalized	7,241,658	7,241,658
Less: accumulated amortization	(6,136,351)	(6,005,851)
	1,105,307	1,235,807

6. CAPITAL ASSETS (Note 13):

Capital assets consist of the following:

	Cost $	Accumulated amortization $	Net book value Dec. 31-2006 $	Cost $	Accumulated amortization $	Net book value March 31-2006 $
Land	939,000	-	939,000	939,000	-	939,000
Building	1,091,017	126,737	964,280	1,091,017	96,914	994,103
Equipment	808,775	481,606	327,169	792,205	427,032	365,173
Furniture and fixtures	56,591	47,519	9,072	55,965	45,992	9,973
	2,895,383	655,862	2,239,521	2,878,187	569,938	2,308,249

7. V-CHIP LICENSE AND PATENTS:

V-Chip license and patent consist of the following

	Cost $	Accumulated amortization $	Net book value Dec. 31-2006 $	Cost $	Accumulated amortization $	Net book value March 31-2006 $
V-Chip license	15,290,000	7,636,900	7,653,100	15,290,000	6,941,200	8,348,800
Patents	34,915	15,918	18,997	34,915	14,378	20,537
	15,324,915	7,652,818	7,672,097	15,324,915	6,955,578	8,369,337

The amortization of the V-Chip license and patents in the amount of $0.2 million (2005 - $0.2 million) for the quarter and $0.7 million (2005 - $0.7 million) for nine months is included in cost of sales on the consolidated statements of income and deficit.

8. BANK FACILITIES:

At December 31, 2006, the Company had available a bank overdraft facility in the amount of $2.0 million (2005 - $2.0 million) of which up to U.S. $0.3 million (2005 – U.S. $0.3 million) is available by way of U.S. dollar direct advances. Bank indebtedness at quarter end is nil (2005 - nil). Amounts advanced under the overdraft facility are payable on demand and bear interest at the bank's Canadian prime rate of 6.00% plus 0.5% per annum at December 31, 2006 (March 31, 2006 – 5.50%) plus 0.5% per annum. Amounts advanced in U.S. dollars under the overdraft facility are also payable on demand and bear interest at the bank's U.S. base rate of 8.25% plus 1.0% per annum as at December 31, 2006 (March 31, 2006 – 7.75%). Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, and security over cash and deposits of the Company and its subsidiaries, and the indemnity agreements with respect to issuance of standby letters of credit.

At December 31, 2006, the Company also had a separate cash secured letter of credit facility in the amount of $$2.5million (2005 - $2.5 million) in connection with the licensing arrangement described in note 16. At December 31, 2006, letter of credit amounting to US$2.4 million (March 31, 2006 – US$2.0 million) were issued under this facility.

9. CAPITAL STOCK:

(i) The Company is authorized to issue unlimited shares without nominal or par value divided into common shares and preferred shares.

(ii) Common shares issued and outstanding:

	No. of Shares	$
Stated capital:		
Common shares:		
Balance at March 31, 2006	56,030,313	34,459,736
Exercise of options	-	-
Issue of bonus shares	15,000	-
Balance on December 31, 2006	56,045,313	34,459,736

On October 15, 2006, the Company issued 15,000 common shares as bonus shares to an Executive of the company.

(iii) Contributed surplus:

	December 31 2006 $	March-31 2006 $
Balance, beginning of period	538,043	254,460
Additions during the period – options (a) (c) (e)	148.495	283,583
Balance, end of period	686,538	538,043

Stock options:

On September 25, 1998, the Board of Directors adopted a Stock Option Plan (the "Plan") as amended on September 18, 2003. The Plan provides for options to be granted to the benefit of employees, directors, officers and service providers of the Company.

The maximum number of common shares that may be issued under the Plan is limited to 7,055,700. The aggregate number of common shares reserved for issuance pursuant to options granted under the Plan and options granted under any other share compensation arrangement to any one participant shall not exceed 5% of the issued and outstanding common shares.

Options shall be granted for a term not exceeding 10 years, while the vesting period may fluctuate between options granted. The exercise price per stock option is based on the closing sale price of the shares of the Company on the Toronto Stock Exchange on the trading day immediately preceding the date the option is granted. If the shares of the Company were not traded on the trading day immediately preceding the date the option is granted, the exercise price is based on the weighted average trading price during the five trading days preceding the date the option is granted.

The outstanding stock options have expiry dates from February 10, 2008 to October 15, 2010, with exercise price ranging from $1.32 to $2.00. All options vested when they were granted unless indicated otherwise.

The following is the continuity of common share stock options for which shares have been reserved:

	Options	Weighted Average Exercise Price $
Balance, March 31, 2006	1,068,065	1.74
Granted (b) (d)	450,000	1.41
Expired (a) (c) (d)	568,065	1.80
Balance, December 31, 2006	950,000	1.55

The following table summarizes information about the common share stock options outstanding at December 31, 2006:

Exercise Price $	Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Options Exercisable
1.60	400,000	1.13	200,000
2.00	100,000	1.13	50,000
1.32	200,000	0.93	-
1.49	250,000	3.86	-
1.32 to 2.00	950,000	1.81	250,000

The weighted average price of options exercisable at December 31, 2006 is $1.68

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for the period ended:

	December 31 2006	March 31 2006
Risk free interest rate	3.96% to 4.06	2.45% to 2.55%
Expected dividend yield	0%	0%
Expected volatility	50.1% to 57.2%%	50.1% to 72.1%
Expected time until exercise, in years	0.93 to 3.86	0.66 to 1.88

Compensation for stock options granted to directors (a) employee (c) and service provider (d) during the period amounted to $65,995 (2005 - $nil) and have been included in selling, general and administrative expense and credited to contributed surplus based on their fair values at their grant dates.

(a) Stock options to Century Communications:

On September 18, 2003 the Company granted Century Communications options to acquire 100,000 common shares at an exercise price of $2.00 and another option to acquire 50,000 common shares at an exercise price of $1.50 per share with an expiry date of September 18, 2005. The first options of 100,000 common shares vested 50% on the date of grant and remaining 50% on the date one year after the date of grant. The second options of 50,000 common shares vested on the date of grant. All these options expired unexercised during fiscal 2006

(b) Stock options to employees:

On February 10, 2006, the company granted an executive options to acquire 100,000 common shares at an exercise price of $2.00 per share with the expiry date of February 10, 2008. These options shall vest as to one half immediately and as to the remaining one half on February 11, 2007 None of these options were exercised as at December 31, 2006.

On October 15, 2006 the company granted an executive options to acquire 250,000 common shares at an exercise price of $1.49 per share with all options expiring on October 15, 2010. These options shall vest as to one third on each of the 12, 24 and 36 month anniversaries of the date of grant.

On December 08, 2006 the company granted certain executives options to acquire 200,000 common shares at an exercise price of $1.32 per share with all options expiring on December 07, 2007. These options shall vest as to 100% on March 31, 2007.

(d) Other consultants:

On October 2, 2003 the Company granted a consultant options to acquire 300,000 common shares at an exercise price of $1.04 per share expiring on September 19, 2006. The option shall vest as to 50,000 optioned shares for each U.S. $1.0 million sales revenue received in cash by the Company during the option term. 100,000 of the options were vested as at September 30, 2004. All these options expired unexercised during the quarter ended September 30, 2006

On September 15, 2004 the Company granted Acumen Capital Finance Partners Limited a consultant options to acquire 300,000 common shares at an exercise price of $2.00 per share expiring on September 15, 2006. The options shall vest as to 1/8th immediately and another 1/8th on completion of each quarter from the date of grant.. All these options expired unexercised during the quarter ended September 30, 2006

(e) Stock options to Cavalcanti Hume Funfer Inc.

On February 10, 2006, the company granted Calvalcanti Hume Funfer Inc. options to acquire 150,000 common shares at an exercise price of $2.00 per share. These options shall vest immediately and have an expiry date of August 10, 2006. All these options expired unexercised during the quarter ended September 30, 2006

10. SEGMENTED INFORMATION:

The Company designs, manufactures, and supplies electronic products for customers in the CATV, multimedia and consumer electronics industries, which, in aggregate, form the cable television business. The Company manages its operations under one segment, which provides products to the cable television business. Operating expenses are managed at the total Company level by major type of expense category and, as such, are not allocated to the major revenue generating products. This represents the manner in which the Company is organized and managed for assessing performance and making resource allocation decisions.

The following table shows certain information with respect to product line revenue:

	For three months ended December 31		For nine months ended December 31	
	2006	2005	2006	2005
	$	$	$	$
V-Chip licensing and decoder	962,481	560,211	1,936,969	2,551,569
Converters and transmitters	16,584	186,590	133,272	446,296
Cable equipment	1,430,153	461,790	3,597,831	2,251,798
Other	339,981	26,116	492,170	150,697
	2,749,199	1,234,707	6,160,242	5,400,360

A summary of revenue segmented by the customers' country of residence is as follows:

	For three months ended December 31		For nine months ended December 31	
	2006	2005	2006	2005
	$	$	$	$
Canada	1,768,242	489,889	3,791,906	1,700,938
United States	470,058	224,493	979,325	1,768,014
Japan	208,572	450,000	689,169	1,351,586
Taiwan/China	260,874	54,557	384,593	56,660
Middle East	-	3,072	-	82,002
Others	41,453	12,696	315,249	441,160
	2,749,199	1,234,707	6,160,242	5,400,360

Assets are maintained only in Canada, and all expenses are incurred out of the Company's headquarters in Canada.

11. RESEARCH AND DEVELOPMENT EXPENSE:

Research and development expense consists of the following:

	For three months ended December 31		For nine months ended December 31	
	2006	2005	2006	2005
	$	$	$	$
Total research and development costs incurred during the period	114,862	95,672	335,312	286,361
Amortization of deferred development costs (note 6)	43,500	96,780	130,500	290,340
Net research and development expense	158,362	192,452	465,812	576,701

12. GOVERNMENT ASSISTANCE:

The Company has received government grants totalling $0.5 million which are repayable beginning July 2005 at a specified percentage of revenue. The grants are interest free unless required repayments have become overdue, in which case interest is charged at an annual rate of 12.68%.

13. MORTGAGE PAYABLE:

Mortgage payable on land and building (note 7), bearing variable interest at Canadian Imperial Bank of Commerce (CIBC) prime rate less 0.5%, due December 12, 2008 with repayments of $15,000 monthly including principal and interest

Mortgage interest expense recorded in the consolidated statements of income and deficit is $35,715 (December -2005 - $38,086).

14. RELATED PARTY TRANSACTIONS:

During nine months ended December 31, 2006 the Company paid one of its directors $76,250 (2005 – $67,500) for technical consulting services.

15. INCOME TAXES:

As at December 31, 2006, the Company has federal non-capital loss carry forwards of approximately $1.5 million and provincial non-capital loss carry forwards of approximately $1.7 million.

At December 31, 2006, the Company also has undeducted scientific research and experimental development expenses of approximately $1.4 million that can be carried forward indefinitely.

16. CONTINGENCIES AND COMMITMENTS:

Under the terms of the Company's licensing arrangement, the Company is required to pay for a portion of legal expenses incurred by a licensee in defending patent infringement claims relating to the technology licensed from the Company. The cumulative amount of legal costs that the Company is obligated to pay is capped at 46% of the cumulative royalty revenue the Company has earned (from a certain specific TV manufacturer) from the licensing arrangement which at December 31, 2006 amounts to U.S. $2.4 million (2005 – U.S. $2.0 million) and is secured by a letter of credit provided by the Company's bank (notes 3 and 8). Management believes that it has adequately provided for the Company's obligation under the licensing arrangement, based on the information available and provided by the licensee.

The Company has outstanding a non-cancelable purchase order in the amount of US $0.2 million.

17. NET INCOME PER COMMON SHARE:

	For three months ended December 31		For nine months ended December 31	
	2006	2005	2006	2005
	$	$	$	$
Net loss for the period– basic and diluted	(1,525)	(614,806)	(1,361,884)	(696,401)
Weighted average number of common shares outstanding during the year - basic	56,042,867	56,030,313	56,034,513	56,030,313
- diluted	56,042,867	56,030,313	56,034,513	56,030,313
Net income per share – basic and diluted	(0.00)	(0.01)	(0.02)	(0.01)

18. FINANCIAL INSTRUMENTS

(i) Fair values
The fair values of cash and cash equivalents, interest bearing deposits, restricted cash equivalents, restricted term deposits, accounts receivable, income taxes recoverable, accounts payable and accrued liabilities, customers' deposits, government grants payable and mortgage payable approximate their carrying values. In management's opinion, the Company is not exposed to significant interest risks arising from these consolidated financial instruments.

(ii) Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and does not require collateral from them. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

As at December 31, 2006, accounts receivable from four significant customers accounted for 56.3% (2005 – five customers – 70%) of the accounts receivable year end balance

(iii) Foreign currency
A significant portion of the Company's sales is denominated in U.S. dollars. The Company uses the revenue stream in U.S. dollars to offset the foreign exchange risk related to expenses denominated in U.S. dollars. The Company has not entered into hedging instruments in 2006 and 2005 to offset the risk related to fluctuations of the exchange rate between the U.S. and Canadian dollars from the date of sales transaction to the collection date due to the short-term nature of this exposure.

19. LEGAL CLAIMS FILED BY TRI-VISION

During the quarter, the Company announced that all outstanding infringement claims outlined in its statement of claim issued against Jutan Limited Partnership, now known as the Redmond Group of Companies LP of Mississauga, have been resolved to the satisfaction of the Company. The Company's legal litigation firm, Lerners LLP, is in the process of discontinuing all actions in the Federal Court of Canada. The Company, as a last resort, had initiated legal claims against five companies: Toshiba, Thomson, Best Buy, The Brick and Jutan. All claims have now been successfully concluded to Tri-Vision's satisfaction. While details of the settlements remain confidential, the agreements did include compensation for past infringement. There are no other legal claims outstanding.

20. SUBSEQUENT EVENT

Subsequent to quarter end, the Company closed a bought deal equity financing. The financing consisted of 3,077,000 units of the Company at a price of $1.30 per unit, for gross proceeds of $4.0 million. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant, with each whole warrant exercisable for an additional common share of the Company for a period of 18 months at a price of $1.60 per common share. The Company plans to use the proceeds from the equity financing to strengthen the treasury as well as for general working capital purposes.

TRI-VISION INTERNATIONAL LTD/LTEE. (the " Company" or "Tri-Vision")

Management Discussion and Analysis for the three and nine month periods ended December 31, 2006

The following Management's Discussion and Analysis (MD&A) has been prepared to help shareholders understand the financial performance of the Company and provides information that Management believes is relevant to an assessment and understanding of the Company's risks and opportunities, and performance measures that are relevant to the Company's operations. Management has prepared this document in conjunction with its broader responsibilities for the accuracy and reliability of its financial statements and the development and maintenance of appropriate internal controls in its effort to ensure that its financial information is complete and reliable. The Audit Committee of the Board of Directors has reviewed this document and all other publicly reported financial information, for integrity, usefulness, reliability and consistency.

We have prepared the MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. The discussion should be read in conjunction with the unaudited consolidated financial statements of the Company for the three and nine month periods ended December 31, 2006, including the notes thereto, and Management's Discussion & Analysis for the fiscal year ended March 31, 2006 contained in the Company's Annual Report.

This MD&A is dated and has been prepared as of January 31, 2007.

All dollar amounts are in Canadian Dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS:

This MD&A contains forward-looking statements which reflect our Company's current expectations regarding future events. The forward-looking statements are often, but not always, identified by the use of words "anticipate", "estimate", "expect", "provide", and "intend" and statements that an event or result "may", "will", "should"' "could" or "might" occur or be achieved and other similar expressions. These forward-looking statements involve risk and uncertainties, including the difficulty in predicting product approvals, acceptance or demands for new products, the impact of the product and pricing strategies of competitors, delays in developing and launching new products, fluctuations in operating results and other risks, any of which could cause actual results, performance, or achievements to differ materially from the results discussed or implied in forward-looking statements. Many risks are inherent in the industries in which we operate; others are more specific to our Company. Investor's should consult the "Risks and Uncertainties" section of our MD&A as well as our Company's ongoing quarterly filings, annual reports and Annual Information Form for additional information on risks and uncertainties relating to these forward-looking statements. Investors should not place undue reliance on any forward-looking statements. We assume no obligation to update or alter any forward-looking statements whether as a result of new information, future events or otherwise.

BUSINESS OVERVIEW:

The Company designs, develops, manufactures and supplies its cable television (CATV) products, including its services and distributorship business through its wholly-owned subsidiary, Think Broadband Solutions Inc. The Company is also involved in offering V-Chip licenses to TV manufacturers who ship television sets equipped with V-Chip technology to Canada and United States of America, through its wholly-owned subsidiaries, Tri-Vision Electronics Inc. and Tri-Vision Electronics 2006 Inc. All business is conducted in one business segment with two core areas, CATV products and V-Chip licensing.

The CATV products business involves the marketing of the Company's CATV products, including Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Interactive systems, the distribution of premium third party branded CATV products and the provision of value–added services for the cable, wireless and telecommunication industries in North America.

The V-chip licensing business involves the licensing of the Company's V-Chip technology to television manufacturers around the world for incorporation into their products. To date licensing for sales into the Canadian market has proven successful with the manufacturers of almost 98% of all televisions sold in Canada being licensed. Approximately 20% to 30% of all televisions sold in the USA have been licensed to date and our efforts to increase this percentage continue.

During the period, Management's main focus remained on the following areas:

- The continuation of licensing efforts with TV manufacturers in Japan, China and Asian countries, which resulted in the entering into of the following new licensing agreements during the quarter ended December 31, 2006.
  - US Patent- BenQ Corporation, Proview Technology (Shenzhen) Co., Ltd, Sanyo TV International Corporation, and Harsper Co., Ltd.
  - Canadian Patent- BenQ Corporation, and Redmond Group of Companies.

RESULTS OF OPERATIONS:

(In thousands of Cdn dollars, except per share information)

	For three months ended December 31		For nine months ended December 31	
	2006	**2005**	**2006**	**2005**
Revenues	$2,749	$1,235	$6,160	$5,400
Gross profit	$1,126	$272	$1,873	$2,070
Gross profit %	41%	22.0%	30.4%	38.3%
EBITDA (see section on EBITDA below)	$388	$(240)	$(283)	$ 462
EBITDA %	14.1%	(19.4%)	(4.6%)	8.6 %
Net loss	$(2)	($615)	$(1,362)	$(696)
Net loss %	(0%)	(49.8.8)	(22.1%)	(12.9%)
Per share information				
EBITDA	$0.01	($0.00)	($0.01)	$ 0.01
Net loss for the year	($0.00)	($0.01)	($0.02)	($ 0.01)
Weighted average shares outstanding (000's) - basic & diluted	56,043	56,030	56,035	56,030

* In periods of net loss, including common shares reserved for issuance in the computation of the diluted per share amount would have an anti-dilutive effect. The basic weighted average number of shares outstanding was therefore used instead in the computation of the applicable diluted per share amount.

Operating Results for the three and nine month periods ended December 31, 2006, compared to 2005

Revenues

Revenues for the quarter ended December 31, 2006 increased by 122.6% to $2.7 million, compared to $1.2 million reported in the corresponding period last year. Revenues increased by 14% in the nine month period ended December 31, 2006 to $6.2 million from $5.4 million in thesame period in the prior year.

Royalty revenues increased by 78.8% to $1.0 million compared to $0.5 million in third quarter of last year. Royalty revenues decreased by 22.7% to $1.9 million in the nine months ended December 31, 2006 compared to $2.5 million in the corresponding period in 2005. The US government has mandated that by March 1, 2007, all digital receivers sold in the United States require V-chip flexibility. Furthermore, the US government has also mandated that by February 2009 analog signals will no longer be available, therefore requiring all analog television products that exist to use a digital tuner to receive a digital signal. Accordingly, we expect the Company's licensing activities to benefit both as digital televisions are sold into the United States and as more analog televisions are replaced with digital sets as February 2009 approaches. We anticipate revenue from our licensing activities to start to show positive results in the fourth quarter of the our fiscal year, as the fourth quarter of the calendar year is traditionally the strongest season for television sales. Our success will be dependent on our ability to continue our licensing of manufacturers that sell or import into the United States. See also "Outlook" below.

Revenues from our CATV products business increased by 155.3% to $1.8 million in the quarter ended December 31, 2006 as compared to $0.7 million in quarter ended December 31, 2005. Revenues from our CATV business increased by 45.2% to $4.2 million in the nine month period compared to $2.9 million in the corresponding period last year. The main reason for the increase in CATV product sales is the new third-party distribution contracts being finalized and fulfilled through Think Broadband Solutions Inc. This offset a further decline in our traditional CATV business that continues to result from the shift in the marketplace from analog to digital cable systems. Tri-Vision has historically catered to analog based systems while the market is now shifting to more digital-based products and we are repositioning our traditional CATV business to meet these new market demands.

Gross profit margin

The Company's overall gross profit margin dropped to 11.6% and 21.9% for the quarter and six month period ended December 31, 2006, respectively, compared to 57.3% and 43.2% in the corresponding period of 2005, due to decreased licensing revenue and reduced margins on CATV product sales. The gross profit is arrived at as follows:

CD$000's:

	Three months ended, December 31, 2006				Three months ended, December 31, 2005			
	REV	**COS**	**GM**	**GM%**	**REV**	**COS**	**GM**	**GM%**
CATV	1,796	1,391	405	22.6	703	731	(28)	(4.0)
V-Chip	953	232	721	75.6	532	232	300	56.4
Total	2749	1,623	1,126	41.0	1,235	963	272	22.0

	Nine months ended, December 31, 2006				Nine months, ended December 31, 2005			
	REV	**COS**	**GM**	**GM%**	**REV**	**COS**	**GM**	**GM%**
CATV	4,246	3,590	656	15.4	2,923	2,633	290	9.9
V-Chip	1,914	697	1217	63.6	2,477	697	1,780	71.9
Total	6,160	4,287	1,873	30.4	5,400	3,330	2,070	38.3

The gross profit on our CATV business has improved in the quarter ended December 31 2006 due to adjustments in selling prices and higher volume absorbing a greater portion of the fixed overhead. The higher margin licensing revenue has also increased in the quarter.

Selling, general and administrative expense

Selling, general and administrative expenses were $1.0 million for the quarter ended December 31, compared to $0.7 million in the corresponding quarter in 2005, representing an increase of 52%. For the nine months ended December 31, 2006, selling, general and administrative expenses were $2.7 million as compared to $2.0 million in the corresponding period in 2005. The increases are attributable primarily to: (i) increased legal costs related to increased activity in the negotiation, drafting and signing of new licensing agreements (ii) the accrual of stock option cost; and (iii) accrual of auditing and shareholder reporting costs.

Research and development expense

Net research and development expenses were flat at $0.2 million for the quarter ended December 31, 2006, as compared to $0.2 million in the corresponding period of 2005. These expenses for the nine month period ended December 31. 2006 were $0.5 million versus $0.6 million for the corresponding period in 2005. Our engineering team works on various initiatives including reverse engineering, prospective patents and other special projects.

Foreign exchange gain (loss)

The Company has adopted a policy of minimizing the risk relating to foreign exchange. This policy calls for the Company retaining 50% of all U.S. denominated receipts to fund U.S. denominated expenses and converting the remaining 50% into Canadian dollars immediately upon receipt. This helps in hedging the impact of any fluctuations in the exchange rate between the two currencies. There was an exchange gain for the quarter of $60,865 and an exchange loss for nine months to December 31, 2006 of $32,783. This compares to a loss of $13,780 for the corresponding quarter and $0.1 million for nine month period in the prior year.

Net loss

Net loss after taxes was $1,525 ($0.00 per share) for the quarter ended December 31, 2006, compared to a net loss of $0.1 million ($0.01 per share) in 2005. The improved results in the quarter are attributable to improved licensing revenue and CATV product sales. The net loss for the nine month period to December 31, 2006 was $1.4 million as compared to a net loss of $1.0 million in the corresponding period in 2005.

Earnings (loss) before interest, income tax and stock-based compensation, depreciation & amortization (EBITDA)

Earnings (loss) before interest, income tax, stock-based compensation and non-cash depreciation and amortization costs for the quarter ended December 31, 2006 was $0.4 million ($0.01 per share) compared to a loss of $0.3 million (($0.01) per share) in 2005. EBITDA (loss) before interest, income tax, stock-based compensation and non-cash depreciation and amortization costs for the nine months ended December 31, 2006 was a loss of $0.3 million (($0.01) per share) compared to income of $0.4 million ($0.01 per share) in the corresponding nine month period in 2005

EBITDA data is provided to better reflect the Company's results from operational activities as amortization expense and stock-based compensation, both non-cash items, are significant. "EBITDA" is calculated as net earnings before interest, income tax, stock-based compensation, depreciation and amortization. Since EBITDA does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP), it may not be considered in isolation or as a substitute for (i) net earnings or loss, as an indicator of the operating performance of the Company, or (ii) cash flow from operating, investing and financing activities, as a measure of liquidity.

	Three months ended December 31, 2006	Nine months ended December 31, 2006
Net loss per financial statements	$ 1,525	$1,361,884
Add back:		
Interest (net)	23,380	107,197
Income tax	(43,193)	(124,063)
Stock-based compensation	(65,995)	(148,495)
Amortization and depreciation	(303,552)	(913,665)
EBITDA (loss) as calculated	$ 387,835	($282,858)

Working capital

Working capital ratios at December 31, 2006 and March 31 2006 were 3.6:1 and 7.2:1, respectively. Working capital has decreased in the current period compared to year end due to losses incurred and inventory build up to meet CATV product sales. Subsequent to quarter-end, the Company completed a bought deal equity financing raising gross proceeds of $4.0 million. Management believes the net working capital and cash flow from operations are adequate for the Company's current needs. However, additional funding may be required to support special projects and initiatives which the Company may decide to pursue during the 2007 fiscal year.

LIQUIDITY AND CAPITAL RESOURCES:

Operating activities:

The Company had a net unrestricted cash balance and interest bearing deposits of $2.7 million as at December 31, 2006, compared to $3.8 million as at March 31, 2006. Cash provided by operating activities for the quarter ended December 31, 2006 was $0.6 million, compared to a use of cash of $0.7 million in corresponding period of 2005.

Investing activities:

There was a net increase of $0.2 million in cash resulting from investing activities in the quarter ended December 31, 2006 compared to a net cash increase of $1.2 million in the corresponding period last year due to the cashing of interest bearing term deposits of $0.5 million.

Financing activities:

During quarter ended December 31, 2006, $34,000 was used for repayment of the mortgage at the Company's head office and warehouse facility located at 41 Pullman Court, Toronto, Ontario ($280,000 in 2005) and $19,000 for the repayment of Government grants ($25,000 in 2005).

Subsequent to quarter-end, the Company closed a bought deal equity financing. The financing consisted of 3,077,000 units of the Company at a price of $1.30 per unit, for gross proceeds of $4.0 million. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant, with each whole warrant exercisable for an additional common share of the Company for a period of 18 months at a price of $1.60 per common share. The Company plans to use the proceeds from the equity financing to strengthen the treasury as well as for general working capital purposes. Additional funding may be required to support special projects and initiatives which the Company may decide to pursue.

The Company has borrowing facilities of $2.0 million from a Canadian chartered bank. These facilities were not utilized during the quarter ended December 31, 2006. Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, security over cash and deposits of the Company and its subsidiaries, and indemnity agreements with respect to issuance of standby letters of credit. The Company does not plan any significant capital expenditure during the coming fiscal year and there are no long-term capital requirements at present.

CRITICAL ACCOUNTING ESTIMATES:

Our financial statements are prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis. Our critical accounting estimates include revenue recognition, the recording of research and development costs, inventories, V-Chip license and patents, stock based compensation plan, and provision for legal costs, future income taxes and litigation, as discussed below.

Revenue recognition:

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis for the period is recognized upon receipt of notification of royalty earned from licensees, based on contractual entitlements and when receipt is reasonably assured. Where royalty information from licensees for the period is not available at the time of the period's closing, revenue is estimated only if past revenue and other reliable information are available, and adjusted in the period when notification from the licensee is received.

Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment is received and the fixed period of time has commenced.

Research and development costs:

Development costs relating to specific projects that in the Company's view have met generally accepted criteria, including reasonable assurance regarding future benefits, are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over seventeen years for costs related to V-Chip technology development, and a range of three to six years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; and
(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

Inventories:

Accounting estimates are used to establish provisions against the full cost of finished goods inventories, raw materials, parts and supplies. The provisions are evaluated by individual products based on two criteria:

1. Identifying slow moving items based on ageing and anticipated sales; and
2. Identifying specific inventory items which have become obsolete and require provision.

V-chip license & patents:

The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When the net carrying amount of the V-Chip license and patents exceed the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount. No adjustment was required in the current period.

Stock-based compensation plan:

The Company has a stock-based compensation plan, which is described in the notes to the Company's consolidated financial statements.

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereby stock options awarded to employees and directors from April 1, 2003, are recognized as an expense using the fair value method. These and other disclosures are outlined in the notes to the consolidated financial statements of the Company. Any consideration paid on the exercise of stock options is credited to capital stock.

Legal claims filed by Tri-Vision:

During the quarter, the Company announced that all outstanding infringement claims outlined in its statement of claim issued against Jutan Limited Partnership, now known as the Redmond Group of Companies LP of Mississauga, have been resolved to the satisfaction of the Company. The Company's legal litigation firm, Lerners LLP, is in the process of discontinuing all actions in the Federal Court of Canada. The Company, as a last resort, had initiated legal claims against five companies: Toshiba, Thomson, Best Buy, The Brick and Jutan. All claims have now been successfully concluded to Tri-Vision's satisfaction. While details of the settlements remain confidential, the agreements did include compensation for past infringement.

There are no other legal claims outstanding.

RISK AND UNCERTAINTIES:

The Company's future prospects are substantially dependent upon the successful exploitation of the V-Chip technology. This in turn is subject to risks involving intellectual property protection, competition, market acceptance and government support.

The markets for the Company's products are characterized by rapidly changing technology, evolving industry standards and frequent new competitive product introductions. To keep pace with advancements in technology, the Company focuses on research and development to maintain product superiority and to introduce state-of-the-art products that are competitively priced.

The Company invests in R&D projects on a continuous basis. It is possible that the projects that get developed successfully may not come to fruition and generate future sales for the Company as anticipated.

The Company has significant dependence on a few large customers and key distributors for its conventional CATV products. This is largely due to the fact that, both in Canada and the US, the cable television industry is heavily concentrated. The Company is also dependent on third party manufacturers for the bulk of its CATV products.

The Company carries on a significant portion of its business outside of Canada. Therefore the Company is exposed to the risk of currency fluctuations, which may impact its earnings and cash flows. The risk of decreased revenues and earnings for the Company resulting from a decrease in the value of the U.S. dollar relative to the Canadian dollar is mitigated to some extent by the fact that a significant portion of the Company's costs are denominated in U.S. dollars.

In addition to the risks outlined above, the risks described in the Company's other filings with Canadian securities regulatory authorities including the Company's most recent Annual Information Form, should be carefully considered. These and other information relating to the Company can be obtained from SEDAR at www.sedar.com. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or that it currently deems immaterial may also impair the Company's business operations. If any of these risks actually occur, the Company's business, financial condition, liquidity or results of operations could be materially harmed.

OFF-BALANCE SHEET ARRANGEMENTS:

The Company is not a party to any material off-balance sheet arrangements.

The Company has provided a standby letter of credit for the total potential obligation exposure of US$2,425,000 collateralized by the same amount of restricted term deposits. The contingent obligation is disclosed in the notes to the Company's consolidated financial statements.

The Company has an outstanding non-cancellable purchase order in the amount of US$237,000 issued to a vendor for purchase of certain material which is in abeyance awaiting finalization of the sales order.

CONTRACTUAL OBLIGATIONS:

The Company has no contractual obligations except for the arrangements with a licensee to pay for a portion of legal expenses incurred by the licensee in defending patent infringement claims relating to the licensed technology. Further details are disclosed in the notes to the Company's consolidated financial statements.

RELATED PARTY TRANSACTIONS:

During the quarter and nine months ended December 31, 2006 the Company paid one of its directors $30,000 and $76,250, respectively (2005: $22,500 and $67,500, respectively) for technical consulting services.

OUTLOOK:

The Company's future prospects are substantially dependent on its successes in implementing its licensing campaign for its V-Chip technology. The 2006 fiscal year marked a transition for Tri-Vision as it firmed up its V-Chip licensing in Canada, with virtually all digital TV sets are now being sold under Tri-Vision's license. In the United States, approximately 20% to 30% of digital televisions are currently sold under Tri-Vision licenses and management is diligently working towards significantly increasing its market penetration.

Tri-Vision continues to commercialize its patent rights for its V-Chip by selling these rights to TV/HDTV manufacturers that import or produce products into the US on a royalty-per-unit-shipped basis. First royalty revenue injections from this new licensing to Tri-Vision will be seen in coming quarters. It is important to note that any companies yet to license with Tri-Vision will be required to pay royalties retroactively to March 15, 2006, on units shipped in/to the USA in order to be awarded a license.

The Government of the United States made the decision to provide parents in America with the flexibility to deal with the digital world and, as of March 15, 2006, the Federal Communications Commission (FCC) mandated that all digital receiver products sold must include "open" V-chip technology – "open" so they may accommodate changes in the rating systems in the future. For next year, the FCC has set a deadline of March 1, 2007, for which not only new digital TV receivers but all other digital receiving devices (e.g. VCRs, set-top boxes, digital video recorders, etc.) will require the "open" V-chip software. Furthermore, by February 2009 analog signals will no longer be available and the transition to all digital broadcasting will be complete.

In May 2006, the Company successfully registered a new patent to continue its leadership position in digital V-chip technology. This forward-looking technology is designed for use with ratings from several countries (also known as "Quick V-chip™" which has been trademarked). This technology can be used in Europe where televisions in one country may receive signals from several nearby countries in a variety of languages and also can be used in Internet protocol television (IPTV) where television signals from any country are possible thru Internet multi-media devices that allow television, DVD and video games, each with ratings possibilities. The patent, which has been issued in Canada has been filed in United States and in Europe, is valid until 2021.

Management believes that its Think Broadband subsidiary, which was launched in November 2005, will be able to capitalize on the Company established relationships in the CATV industry and provide Canada's broadband industry with in-house equipment, logistics-support, niche product design and development, in-house and offshore manufacturing capabilities, and cable equipment repair and refurbishment. In a short period of time, Think Broadband has been able to successfully conclude several new key sales, marketing and distribution agreements (Andrews Corporation, Samsung Telecommunications America L.P, Scientific-Atlanta Inc. and PCT North America LLC of the United States).

Quarterly Results of Operation

The following table sets forth certain unaudited information for each of the eight most recent quarters ended December 31, 2006. The information has been derived from the Company's unaudited consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with its audited consolidated financial statements and includes all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

For the quarters ended (Unaudited)

2006 **(In thousands of Cdn dollars, except per share data)**	**March 31** **$**	**June 30** **$**	**September 30** **$**	**December 31** **$**
Total Revenue	1,390	1,782	1,629	2,749
Net income (loss)	(2,153)	(364)	(996)	(2)
Income (loss) per share:				
Basic	(0.04)	(0.01)	(0.02)	(0.00)
Diluted*	(0.04)	(0.01)	(0.02)	(0.00)
Weighted average number of shares outstanding (000's)				
Basic	56,030	56,030	56,030	56,043
Diluted*	56,030	56,030	56,030	56,043

2005 **(In thousands of Cdn dollars except per share data)**	**March 31** **$**	**June 30** **$**	**September 30** **$**	**December 31** **$**
Total Revenue	1,717	2,078	2,088	1,235
Net income (loss)	(981)	(96)	14	(615)
Income (loss) per share:				
Basic	(0.02)	(0.00)	0.00	(0.01)
Diluted*	(0.02)	(0.080	0.00	(0.01)
Weighted average number of shares outstanding (000's)				
Basic	54,576	56,030	56,030	56,030
Diluted*	55,652	56,030	56,030	56,030

* In periods of net loss, including common shares reserved for issuance in the computation of the diluted per share amount would have an anti-dilutive effect. The basic weighted average number of shares outstanding was therefore used instead in the computation of the applicable diluted per share amount.

DISCLOSURE OF OUTSTANDING SHARE DATA AT JANUARY 31, 2007

Designation of Securities	**Number or Principal Amount Outstanding**	**If Convertible, Exercisable or Exchangeable for Common shares, Maximum number of Common shares issuable**
Common Shares	**59,122,314**	**N/A**
Share Purchase Warrants	**1,815,430**	**1,815,430**
Stock Options	**950,000**	**950,000**
Total (maximum number of common shares – fully diluted		**61,887,744**

Form 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Najmul H. Siddiqui, Chief Executive Officer of Tri-Vision International Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Tri-Vision International Ltd. (the issuer) for the interim period ending December 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: February 7, 2007

Najmul H. Siddiqui
Chief Executive Officer
Tri-Vision International Ltd.

Form 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, David Garland, Chief Financial Officer of Tri-Vision International Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Tri-Vision International Ltd. (the issuer) for the interim period ending December 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: February 7, 2007

David Garland
Chief Financial Officer
Tri-Vision International Ltd.

TRI-VISION INTERNATIONAL LTD./LTEE
41 Pullman Court
Toronto, Ontario M1X 1E4

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting of the shareholders of Tri-Vision International Ltd./Ltee (the "Corporation") will be held in the West Dining Room, 4th Floor, Toronto Board of Trade, 1 First Canadian Place, 100 King Street West, Toronto, Ontario on Thursday, the 14th day of September, 2006, at 12:00 noon (Toronto time) for the following purposes:

1. to receive and consider the audited consolidated financial statements of the Corporation for the year ended March 31, 2006, together with the report of the auditors thereon;

2. to elect directors;

3. to reappoint the auditors and to authorize the directors to fix their remuneration; and

4. to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a management information circular, the audited consolidated financial statements of the Corporation for the year ended March 31, 2006, together with management's discussion and analysis of financial condition and results of operations and a financial statement request form.

Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED at Toronto, Ontario this 31st day of July, 2006.

BY ORDER OF THE BOARD

(signed)

Qamrul H. Siddiqi
Secretary

TRI-VISION INTERNATIONAL LTD./LTÉE

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF TRI-VISION INTERNATIONAL LTD./LTÉE (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT THEM AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of holding the meeting, or delivered to the chairman on the day of the meeting or adjournment thereof.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by their attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the meeting, or adjournment thereof, or in any other manner permitted by law.

The exercise of a proxy does not constitute a written objection for the purposes of subsection 185(6) of the *Business Corporations Act* (Ontario) (the "OBCA").

Voting of Proxies

Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS CIRCULAR OR WITHHELD FROM VOTING OR VOTED AGAINST IF SO INDICATED ON THE FORM OF PROXY. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting, or other matters which may properly come before the meeting. At the time of printing this circular the management of the Corporation knows of no such amendments, variations or other matters to come before the meeting.

Advice To Non-Registered Shareholders

Only registered shareholders or duly appointed proxy holders are permitted to vote at the meeting. Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation will distribute copies of the notice of meeting, this circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deposit it with the Corporation's Registrar and Transfer Agent as provided above; or**

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary,** and which, when properly completed and signed by the Non-Registered Holder and **returned or, if permitted, otherwise communicated to the Intermediary or its service company,** will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should strike out

the names of the management proxy holders named in the form and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the proxy or proxy authorization form is to be delivered.**

Voting Securities and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of common shares. At the date hereof the Corporation had issued and outstanding 56,030,313 common shares.

The Corporation will make a list of all persons who are registered holders of common shares on August 3, 2006 (the "Record Date") and the number of common shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each common share registered in their name as it appears on the list except to the extent that such shareholder has transferred any of their shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that they own the shares and demands, not later than ten days before the meeting, that their name be included in the list. In such case the transferee is entitled to vote their shares at the meeting.

To the knowledge of the directors and officers of the Corporation, as of the date hereof, there are no persons who beneficially own or exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the meeting.

Executive Compensation

(a) Compensation of Officers

The following table, presented in accordance with Form 51-102F6 of National Instrument 51-102 *Continuous Disclosure Obligations*, sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation and its subsidiaries for the fiscal years ended March 31, 2006, 2005 and 2004 in respect of the Chief Executive Officer of the Corporation, the Chief Financial Officer of the Corporation and the three most highly compensated executive officers of the Corporation and its subsidiaries (other than the Chief Executive Officer and the Chief Financial Officer) whose total salary and bonuses during the most recently completed fiscal year exceeded $150,000 (the "Named Executive Officers").

Summary Compensation Table

Name and Title	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Najmul Hasan Siddiqui, President & CEO	2006	$121,490	Nil	Nil	Nil	Nil	Nil	Nil
	2005	$120,238	Nil	Nil	Nil	Nil	Nil	Nil
	2004	$117,423	Nil	Nil	Nil	Nil	Nil	Nil
Khalid Usman, CFO	2006	$116,173	Nil	Nil	Nil	Nil	Nil	Nil
	2005	$114,892	Nil	Nil	Nil	Nil	Nil	Nil
	2004	$112,285	Nil	Nil	Nil	Nil	Nil	Nil
Toshinori Ikebe, President, Tri-Vision Electronics Inc.	2006	$211,492	Nil	Nil	Nil	Nil	Nil	Nil
	2005	$211,492	Nil	Nil	Nil	Nil	Nil	Nil
	2004	$206,687	Nil	Nil	Nil	Nil	Nil	Nil

(b) Option Grants in Year Ended March 31, 2006

There were no stock options granted to the Named Executive Officers during the year ended March 31, 2006.

(c) Options Exercised and Aggregates Remaining at Year-end

No options were exercised by the Named Executive Officers during the fiscal year ended March 31, 2006 and no options were held by the Named Executive Officers as at March 31, 2006.

(d) Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation currently has no employment contracts in place with the Named Executive Officers. The Corporation also does not have in place any compensatory plan or arrangement with any executive officer that would be triggered by the resignation, retirement or other termination of employment of such officer, from a change of control of the Corporation or a change in the executive officer's responsibilities following any such change of control.

(e) Compensation of Directors

Non-management directors, other than Mr. Collings, receive an annual retainer of $1,200 plus an additional $1,200 for each board committee they chair. Meeting fees of $500 for each meeting attended in person and $250 for each meetings attended via telephone are also paid. Directors of the Corporation are also entitled to reimbursement of out-of-pocket expenses incurred in connection with their duties and are eligible to receive stock options under the Corporation's stock option plan.

(f) Stock Option Plan

The Corporation has adopted a stock option plan (the "Plan") to attract, retain and motivate directors, officers, employees and persons engaged to provide ongoing management and consulting services ("service providers") by providing them with the opportunity, through share options, to acquire a proprietary interest in the Corporation and benefit from its growth. The options are non-assignable and may be granted for a term not exceeding ten years.

The aggregate maximum number of common shares which may be issued under the Plan is 7,055,700. The maximum number of common shares which may be reserved for issuance to directors and senior officers under the Plan, any other employee stock option plans or options for services may not exceed 10% of the common shares issued and outstanding at the date of the grant. The number of common shares reserved for issuance to any one person may not exceed 5% of the issued and outstanding common shares at the date of such grant.

Options may be granted under the Plan by resolution of the board of directors, only to service providers, subject to the requirements of all applicable securities regulatory authorities. The exercise price of options issued on any day may not be less than the market price. The "market price" is defined as the prior trading day closing price of the common shares on the TSX, or if not listed on the TSX, any stock exchange on which the common shares are listed or any market on which the common shares are quoted, and if the common shares are not listed or quoted, the fair market value shall be as determined by the board of directors in its absolute discretion. Payment for common shares issuable pursuant to the exercise of options shall be made in full on the exercise of the options.

As of the date hereof 950,000 stock options of the Corporation were outstanding under the Plan as follows:

Name	Date of Grant	Number of Common Shares Under Option	Exercise Price per Common Share	Market Value of Common Shares on the Date of Grant[1]	Expiration Date
Directors who are not also Executive Officers – three persons	Feb. 15, 2006	400,000	$1.60	$1.60	Feb. 15, 2008

Employees	Feb. 10, 2006	100,000	$2.00	$1.86	Feb. 10, 2008
Cavalcanti Hume Funfer Inc. (consultant)	Feb. 10, 2006	150,000	$2.00	$1.86	Aug. 10, 2006
Acumen Capital Partners Limited (consultant)	Sept. 15, 2004	300,000	$2.00	$1.79	Sept. 15, 2006

(1) Based on the closing market price on the trading day immediately prior to the date of grant.

(g) Directors' and Officers Liability Insurance

The Corporation has purchased liability insurance for the directors and officers of the Corporation. The aggregate annual premium for such insurance is $23,000, no part of which is payable by directors and officers of the Corporation. The annual insurance coverage under the policy is limited to $10 million per policy year. There is a $25,000 deductible for any claim made by the Corporation, but no deductible for claims made by any director or officer of the Corporation.

(h) Composition of the Compensation and Governance Committee

The Corporation's compensation program is administered by the Compensation and Governance Committee, which is currently composed of the following individuals:

Bruce J. Daley[(1)]
Timothy Collings
Frank Scarpitti

(1) Mr. Daley is indebted to the Corporation. See Indebtedness of Management and Directors.

(i) Report of the Compensation and Governance Committee

It is the responsibility of the Compensation and Governance Committee to make recommendations to the board relating to the appointment and compensation of board members and the Chief Executive Officer. The Compensation and Governance Committee also makes recommendations to the Chief Executive Officer relating to: the appointment and compensation of senior management; the annual review of succession plans for senior management and key staff; any major changes to employee benefit plans; and, awards under the Corporation's long-term incentive plan.

The compensation program consists of three main components: (i) salary and benefits; (ii) a short-term incentive program; and (iii) a long-term incentive program designed to reward directors, officers and full-time employees of the Corporation for their contribution to the creation of shareholder value. In setting the base salary for the executive officers, the Committee reviews publicly available information with a view to ensuring that compensation paid is comparable with similar positions in other companies of a similar size.

The second component of the compensation program, the short-term incentive program, is designed to reward the achievement of specific current year financial and operating targets. Executive officers of the Corporation are eligible for participation in the short-term incentive program. The potential available incentive compensation ranges up to 100% of base salary. Bonuses under the short-term incentive plan are subject to achieving minimum revenue targets and attaining target expense ratios as set out in the Corporation's annual plan. The amount of compensation is also subject to adjustment in the discretion of the Committee to reflect any special or unusual circumstances affecting the Corporation.

The third component of the compensation program, the long-term incentive program, is intended to reward directors, officers and full-time employees of the Corporation for their contribution to the creation of shareholder value. The board administers the grant of stock options principally through the Compensation and Governance Committee. The board is responsible for setting aside common shares for issuance pursuant to stock options, and is responsible for approval of the granting of options as may be recommended by the Compensation and Governance Committee.

The compensation package of Najmul Siddiqui, the Corporation's Chief Executive Officer, has the same components as the compensation program described above and is reviewed annually by the Committee and is approved by the board.

The CEO's salary is determined primarily on the basis of the Corporation's performance and his individual performance. The Committee considers all factors which it deems relevant, including the net income of the Corporation, the duties and responsibilities of the CEO and current compensation levels. Reference is also made to the compensation of chief executive officers of an appropriate comparable peer group of companies. The comparison of the CEO's compensation to the comparable group incorporates many factors, including the relative size of the companies, their profitability and share price, the duties of the chief executive officer and any other extenuating or special circumstances.

The CEO's compensation for the 2006 fiscal year as set forth in the Summary Compensation

Table above was determined in accordance with the foregoing. Relative weights were not assigned by the Committee to the factors considered in arriving at the CEO's compensation.

Submitted by the Compensation and Governance Committee

(j) Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Corporation on March 31, 2001 with the total return of S&P/TSX Composite Total Return Index for the five most recently completed financial years (assuming reinvestment of dividends):


Cumulative Value of $100 Invested
Legend
Tri-Vision
S&P/TSX Composite Index
$700.00
$650.00
$600.00
$550.00
$500.00
$450.00
$400.00
$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
2001
2002
2003
2004
2005
2006

	Mar. 31, 2001	Mar. 31, 2002	Mar. 31, 2003	Mar. 31, 2004	Mar. 31, 2005	Mar. 31, 2006
Tri-Vision	$100.00	$126.66	$276.66	$260.00	$416.66	$606.66
S&P/TSX Composite Total Return Index	$100.00	$104.87	$86.42	$119.02	$135.60	$174.16

Indebtedness of Management and Directors

No present or former officer or director of the Corporation or associate thereof or nominee for appointment as a director was indebted to the Corporation or any subsidiary during the year ended March 31, 2006 or at the date hereof other than as follows:

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2006 Fiscal Year	Amount Outstanding as at March 31, 2006
Bruce J. Daley, Director	Loan made by the Corporation	$2,199	$2,199

(1) The loan is unsecured, non-interest bearing and due on demand.

Interest of Insiders in Material Transactions

None of the directors or officers of the Corporation, any principal shareholder of the Corporation or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries other than as disclosed below, elsewhere in this information circular or in a prior information circular:

1. During the fiscal year Tim Collings, a director of the Corporation, provided the Corporation with technical consulting services relating to licensing activities, digital television standards development and support and research and development support. During the fiscal year ended March 31, 2006, the Corporation paid Mr. Collings a total of $90,000 for these consulting services.

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or senior officers of the Corporation, no management nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

Corporate Governance

The Corporation's board of directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation, and well-being of the Corporation and its shareholders. On June 30, 2005, National Policy 58-201 *Corporate Governance Guidelines* ("Corporate Governance Guidelines") along with the corresponding National

Instrument 58-101 *Disclosure of Corporate Governance Practices* ("Corporate Governance Disclosure Rule") took effect. The Corporate Governance Guidelines and the Corporate Governance Disclosure Rule have replaced the former Toronto Stock Exchange corporate governance disclosure guidelines. The Corporate Governance Disclosure Rule requires reporting issuers to, among other things, disclose certain aspects of their corporate governance practices annually. The following description of the Corporation's corporate governance practises includes the disclosure required by the Corporate Governance Disclosure Rule and has been approved by the board of directors.

Mandate of the Board

The mandate of the board of directors is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. A copy of the full text of the board's written mandate is attached as Schedule A hereto. Any responsibility which is not delegated to senior management or a board committee remains a responsibility of the board. In fulfilling its mandate, the board, among other things, is responsible for:

- the adoption of a strategic planning process and approval of strategic and operating plans recommended by management;
- the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;
- succession planning, including appointing, training and monitoring senior management;
- the implementation of a corporate disclosure and communications policy to facilitate communications with shareholders, analysts, the media and members of the public; and
- the integrity of the Corporation's internal control and management information systems.

Board of Directors

The board of directors is currently composed of nine members. The board of directors has reviewed the independence of each director based on the definition in section 1.4 of Multilateral Instrument 52-110, as amended, ("MI 52-110") under the *Securities Act* (Ontario), which provides that a director is independent if he or she has no direct or indirect material relationship with the issuer. A material relationship is a relationship that could, in the board's view, be reasonably expected to interfere with the exercise of a member's independent judgment. The definition further describes criteria in which a director would be considered to have a material relationship with the issuer. The board believes that Terry Canning, Bob Leshchyshen, Bruce Daley and Frank Scarpitti are all independent. Najmul Siddiqui, Qamrul Siddiqi, Khalid Usman and Toshinori Ikebe, being members of management of the Corporation and its subsidiaries, are not independent. Timothy Collings provides technical consulting services to the Corporation for which he is remunerated making him not independent.

Based on the assessment above, a majority of the directors of the Corporation (5 out of 9) are not independent. The board believes that the appointment of strong independent directors and their active participation in board matters facilitates independent judgment being exercised by the board notwithstanding that a majority of the directors are not independent.

The following existing directors and proposed nominees are also presently directors of the following other reporting issuers (or the equivalent): Bob Leshchyshen – Selient Inc. (TSX Venture); and Alegro Health Corp.(TSX Venture).

To date, regularly scheduled meetings of independent directors at which members of management and non-independent directors are not present have not been held. To the extent that independent members feel the need to discuss board matters amongst themselves with management and non-independent directors not being present, this can be accommodated by informal discussions/communications between the independent directors or by scheduling a formal meeting of independent directors.

The Chief Executive Officer of the Corporation serves as the Chairman of the board. The board is considering the appointment of a non-management "lead director" to provide leadership for its independent directors and to ensure that the board functions independently of management.

Eight meetings of the board of directors of the Corporation have been held since April 1, 2005. The attendance record of each director who has served as a director of the Corporation since that date is as follows: N. Siddiqui (8 meetings); (Q. Siddiqi (8 meetings); K. Usman (7 meetings); T. Ikebe (2 meetings); T. Collings (7 meetings); B. Daley (6 meetings); and T. Canning (5 meetings). Two directors did not join the Corporation until September 15, 2005 and their attaendance records are as follows: B. Leshchyshen (4 of 5 meetings); and F. Scarpitti (4 of 5 meetings).

Individual directors may engage outside advisors at the Corporation's expense and with the authorization of the board in order to provide advice to the director for the purpose of assisting the director in performing his duties as a director of the Corporation.

Board Committees

The board of directors has three committees: the Audit Committee, the Compensation and Governance Committee and the Research and Development Committee.

Audit Committee

The Audit Committee is responsible for reviewing the Corporation's financial statements and its internal controls, reviewing the work of the Corporation's independent auditors and reporting thereon to the board of directors. The Audit Committee consists of Terry Canning (Chairman), Bob Leshchyshen and Frank Scarpitti. All the members of the committee are independent directors.

Compensation and Governance Committee

The Compensation and Governance Committee is responsible for the appointment and compensation of senior management; the annual review of succession plans for senior management and key staff; any major changes to employee benefit plans; awards under the Corporation's long-term incentive plan; and the development and implementation of the Corporation's approach to corporate governance and the consideration of governance issues. The Compensation and Governance Committee consists of Bruce J. Daley (Chairman), Timothy Collings and Frank Scarpitti, a majority of whom are independent.

Research and Development Committee

The Research and Development Committee's mandate is to deal with intellectual property

issues, which includes the development of new inventions and various patentability issues. This committee is composed of Timothy Collings (Chairman), Toshinori Ikebe and Qamrul H. Siddiqi.

Position Descriptions

Position descriptions have been developed for the CEO, Chairman of the board and the Chair of each of the Audit Committee and the Compensation and Corporate Governance Committee and have been approved by the board.

Orientation and Continuing Education

The board does not have a formal orientation or education program for new directors however, new directors receive copies of board material and all material regarding the Corporation (including recent annual and interim reports, proxy solicitation materials and various other operating and budget reports, copies of by-laws and board and committee mandates) and are encouraged to visit and meet with management on a regular basis. There are no formal measures in place for the provision of continuing education to directors although directors are encouraged to stay current and are provided with copies of articles and memorandum on recent developments provided by the Corporation's auditors and legal counsel.

Ethical Business Conduct

The Corporation has adopted a written Code of Ethics for its directors, officers and employees, The Code of Ethics addresses, amongst other things, compliance with laws, conflicts of interest, confidentiality, protection and use of company assets and public company reporting. A copy of the Code of Ethics has been filed on SEDAR at www.sedar.com and may also be obtained by writing to the Secretary of the Corporation.

Each director, officer and employee of the Corporation is required to sign an acknowledgement form confirming that they have received and read the Code of Ethics and understand its contents, that they agree to comply fully with the standards contained in the Code of Ethics and the Corporation's related policies and procedures, and that they understand that they have an obligation to report violations of the Code of Ethics to the Corporation.

Where a transaction or agreement is considered by the board in respect of which a director or senior officer has a material interest, in each case consideration is given to the appropriateness of the appointment of an independent committee comprised of disinterested directors for the consideration of such transaction or agreement.

The Corporation has also implemented various other corporate polices which also encourage ethical conduct, including a Whistleblower Policy, an Insider Trading Policy and a Disclosure Policy.

Nomination of Directors

When it has been determined that the appointment of a new nominee is advisable or required to fill a vacancy, members of the board are canvassed for prospective candidates. Information regarding prospective candidates is then provided to the Compensation and Governance Committee who review this information and conduct interviews of the prospective candidates. A

recommendation is then made by the Compensation and Governance Committee to the full board.

The responsibilities of the Compensation and Governance Committee are described above under the heading "Board Committees - Compensation and Governance Committee". The Compensation and Governance Committee is comprised of two independent directors and one non-independent director. The non-independent director is an outside director and not a member of management. The board is of the view that the active participation of independent directors on the board and Compensation and Governance Committee results in an objective nomination process.

Compensation

As described above under "Report of the Compensation and Governance Committee", the Compensation and Governance Committee is responsible for making recommendations to the board relating to the compensation of board members and the Chief Executive Officer. The Compensation and Governance Committee also makes recommendations to the Chief Executive Officer relating to the compensation of senior management. The process employed for determining the Chief Executive Officer's compensation is described above under "Report of the Compensation and Governance Committee". Compensation paid to directors is based on a number of factors such as time commitment, fees paid by other comparable companies and level of responsibility, and is reviewed annually. Non-management directors, other than Mr. Collings, receive an annual retainer and meeting fees for each meeting attended. See "Executive Compensation – Compensation of Directors". Directors are also entitled to receive stock options under the Corporation's stock option plan. The Corporation did not retain a compensation consultant to assist in determining compensation for directors or officers during the most recently completed financial year.

The Compensation and Governance Committee is comprised of two independent directors and one non-independent director. The non-independent director is an outside director and not a member of management. Again, the board is of the view that the active participation of independent directors on the board and Compensation and Governance Committee results in an objective process for determining compensation.

Assessments

At present the board has not implemented a formal process for assessing the effectiveness of the board as a whole, the committees of the board and individual board members and their contributions. Feedback is informally provided through day-to-day interaction between board and committee members, and the board and board committees. Given the Corporation's size, the board is of the view that the benefits that would be derived from such a process would be outweighed by the significant additional time that would be required of board members in performing these assessments. The board will consider the adoption of such a process in future if warranted.

Supervision of Management

The board delegates to management, through the Chief Executive Officer, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Corporation's business in the ordinary course, managing the Corporation's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The board also looks to management to furnish recommendations respecting corporate

objectives, long-term strategic plans and annual operating plans.

While management is responsible for day to day operations of the Corporation's business, the board serves in a supervisory capacity and is responsible for reviewing and approving corporate objectives set by the Chief Executive Officer and monitoring management's progress in achieving such approved objectives.

Decisions Requiring Board Approval

The board of directors does not have a formal policy setting out which specific matters must be brought by management to the board for approval. However, there is a clear understanding between management and the board that all transactions and other matters of a material nature must be presented by management for approval by the board including any material transactions not provided for in the Corporation's board-approved annual business plan, and any acquisition of property with a substantial value (and in any event in excess of $500,000) not otherwise provided for in the annual business plan and the hiring of any member of senior management.

Shareholder Relations and Feedback

The board of directors is committed to maintaining good communications with the Corporation's shareholders. Shareholder communications are handled by an outside investor relations firm, Cavalcanti Hume Funfer Inc., which reports to the Corporation's Chief Executive Officer and Chief Financial Officer.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The articles of the Corporation provide that the board may consist of a minimum of three and a maximum of twenty directors, to be elected annually. At the meeting, shareholders will be asked to elect nine directors (the "Nominees"). The following table provides the names of the Nominees and information concerning them. The persons in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. Each director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws.

Name and Place of Residence	Office Held with the Corporation	Period of Service as a Director	Principal Occupation if Different from Office Held(1)	Number of Common Shares Beneficially Owned or Over Which Control is Exercised(2)
Najmul Hasan Siddiqui Markham, Ontario	President, Chief Executive Officer and Director	since March 1993	N/A	5,439,643
Qamrul Hasan Siddiqi	Senior Vice	since March	N/A	4,864,443

Markham, Ontario	President, Research, Development and Engineering, Secretary and Director	1993		
Khalid Usman Unionville, Ontario	Vice President, Finance and Administration, Chief Financial Officer and Director	since September 1998	N/A	291,663
Tim Collings Surrey, B.C.	Director	since April 1996	President, Canadian V-Chip Design Inc. (a technology consulting and design company)	4,515,300[(4)]
Bruce J. Daley Mississauga, Ontario	Director	since April 1996	Partner, Daley Byers (a law firm)	368,000
Toshinori Ikebe Toronto, Ontario	Director	from July 1999 to April 2001[(5)] and since September 2001	President, Tri-Vision Electronics Inc.	400,000
Terry A. Canning [(3)] Oakville, Ontario	Director	since September 2004	V.P. & GM Rogers Internet Services & V.P. Strategic Planning Rogers Communications Inc. (a communications company)	Nil
Mr. Frank Scarpitti[(3)] Markham, Ontario	Nominee	N/A	Deputy Mayor, Town of Markham	Nil
Bob Leshchyshen[(3)] Toronto, Ontario	Director	since September 2005	Vice President, Operations, Independent Equity Research Corp. (an independent equity research firm)	6,000

1. All of the Nominees have held the indicated positions for the past five years except for Mr. Leshchyshen who from November 1999 to July 2005 was a Special Situations Analyst with Northern Securities Inc., a Toronto-based investment dealer.
2. The information as to shares beneficially owned or over which the above-named officers and directors exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective officers and directors individually.
3. Member of the Audit Committee. The Corporation does not have an Executive Committee.
4. These shares are registered in the name of V-Chip Canada Enterprises Ltd.

5. Served as a director during this period as a nominee of Nichimen Corporation.

IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THEIR SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

None of the Nominees is, or has been within the ten (10) year period prior to the date hereof, a director or officer of any company that, while the person was acting in that capacity, was the subject of, or an event occurred that after the Nominee ceased to be a director or officer resulted in, a cease trading or similar order, or an order that denied the company access to any exemptions under Canadian securities legislation, for a period of more than thirty (30) consecutive days.

None of Nominees is, or has been within the ten (10) year period prior to the date hereof, a director or officer of any company that, while that person was acting in that capacity or within one year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager, or trustee appointed to hold the assets of such company.

None of Nominees has, within the ten (10) year period prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or initiated any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets except for Bruce J. Daley, who in 1998 entered into a settlement with a creditor who had brought a petition for a receiving order against Mr. Daley, the terms of which were subsequently satisfied and the petition abandoned.

Reappointment of Auditors

Ernst & Young LLP, Chartered Accountants, were first appointed as independent auditors of the Corporation on September 25, 1998.

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Ernst & Young LLP, Chartered Accountants, Toronto, Ontario, as auditors of the Corporation for the year ending March 31, 2007, and to authorize the directors to fix their remuneration.

Securities Authorized for Issuance Under Equity Compensation Plans

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted –average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders (1)	950,000	$1.83	2,199,200
Equity compensation plans not approved by securityholders (2)	118,065	$1.04	Nil
Total	**1,068,065**		**2,199,200**

(1) Stock Option Plan.
(2) See Note 9 (d) to the Consolidated Financial Statements of the Corporation for the year ended March 31, 2006 for a description of the arrangement.

Additional Information and Availability of Documents

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Financial information is provided in the Corporation's financial statements and MD&A for its most recently completed financial year. Copies of the following documents are available without charge to shareholders upon written request to the Secretary of the Corporation at 41 Pullman Court, Toronto, Ontario M1X 1E4:

1. the 2006 Annual Report to Shareholders containing the consolidated financial statements for the year ended March 31, 2006, together with the accompanying report of the auditor and the MD&A;
2. this Information Circular; and
3. the Corporation's most recent Annual Information Form.

* * * * * * * * * * * * * * * * *

The contents and sending of this Information Circular have been approved by the Directors of the Corporation.

DATED as of the 31st day of July, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

(signed)

Qamrul H. Siddiqi, Secretary

SCHEDULE A

Mandate of the Board of Directors of Tri-Vision International Ltd./Ltée

The Board of Directors (the "Board") of Tri-Vision International Ltd./Ltée (the "Corporation") assumes responsibility for the stewardship of the Corporation. As an integral part of that stewardship responsibility, the Board has responsibility for the following matters:

1. The Board has primary responsibility for the development and adoption of the strategic direction of the Corporation. The Board contributes to the development of strategic direction by approving a strategic plan developed and proposed by management. The plan will take into account the business opportunities and business risks of the Corporation. The Board reviews with management from time to time the strategic planning environment, the emergence of new opportunities and risks and the implications of these developments for the strategic direction of the Corporation.

2. The Board identifies the principal business risks of the Corporation and ensures that there are appropriate systems put in place to manage these risks.

3. The Board ensures the integrity of the internal controls and financial reporting procedures of the Corporation.

4. The Board is responsible for ensuring appropriate standards of corporate conduct including adopting a corporate code of ethics for all employees and senior management.

5. The Board is responsible for the review and approval of quarterly and annual financial statements, management's discussion and analysis related to such financial statements, and budgets and forecasts.

6. The Board is responsible for establishing and reviewing from time to time a dividend policy for the Corporation.

7. The Board is responsible for reviewing the compensation of members of the Board to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director and for reviewing the compensation of members of the senior management team to ensure that they are competitive within the industry and that the form of compensation aligns the interests of each such individual with those of the Corporation.

8. The Board ensures that there is in place appropriate succession planning, including the appointment, training and monitoring of senior management and members of the Board.

9. The Board is responsible for evaluating the relevant relationships of each independent director and shall make an affirmative determination that such relationship does not preclude a determination that the director is independent.

10. The Board develops and approves a disclosure policy that includes a framework for investor relations and a public disclosure policy.

11. The Board is responsible for satisfying itself as to the integrity of the chief executive officer (the "CEO") and other senior officers and that the CEO and other senior officers create a culture of integrity throughout the organization.

12. The Board is responsible for developing the Corporation's approach to corporate governance principles and guidelines that are specifically applicable to the Corporation.

The Board will appoint such committees as it may deem necessary from time to time including an Audit Committee, a Compensation Committee, and a Corporate Governance Committee, each of which shall have an appropriate mandate. The compensation of the members of such committees shall be determined from time to time by the Board.

TRI-VISION INTERNATIONAL LTD./LTEE

PROXY

ANNUAL MEETING OF SHAREHOLDERS

SEPTEMBER 14, 2006

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF

TRI-VISION INTERNATIONAL LTD./LTEE

The undersigned shareholder of Tri-Vision International Ltd./Ltee (the "Corporation") hereby nominates, constitutes and appoints Najmul Hasan Siddiqui, President, or failing him, Khalid Usman, Chief Financial Officer, or instead of any of them, ________________________________, as nominee of the undersigned to attend and vote for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation to be held on the 14th day of September, 2006 and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees are specifically directed to vote the shares represented by this proxy as indicated below.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AND WHERE A CHOICE IS SPECIFIED WILL BE VOTED AS DIRECTED. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS REFERRED TO ON THE REVERSE SIDE.

THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING AND IN SUCH MANNER AS SUCH NOMINEE IN THEIR JUDGMENT MAY DETERMINE.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR THEM AND ON THEIR BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT'S NOMINEES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DEPOSITING THE PROXY AS INSTRUCTED BELOW.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE TRANSFER AGENT AT THE ADDRESS INDICATED ON THE ENCLOSED ENVELOPE NOT LATER THAN 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF HOLDING THE MEETING OR ADJOURNMENT THEREOF, OR DELIVERED TO THE CHAIRMAN ON THE DAY OF THE MEETING OR ADJOURNMENT THEREOF.

The nominees are directed to vote the shares represented by this proxy as follows:

1. to Vote For _____or to Withhold From Voting ____ an ordinary resolution electing the directors proposed by management;

2. to Vote For ___ or to Withhold From Voting ___ in respect of the reappointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation and to authorize the board of directors to fix their remuneration; and

3. at the nominee's discretion upon any amendments or variations to matters specified in the notice of the meeting or upon any other matters as may properly come before the meeting or any adjournments thereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY VOTE OR BALLOT CALLED AT THE MEETING. UNLESS A SPECIFIC INSTRUCTION IS INDICATED, SAID SHARES WILL BE VOTED FOR CONFIRMATION AND/OR APPROVAL OF THE MATTERS SPECIFIED IN ITEMS 1 and 2, ALL OF WHICH ARE SET FORTH IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR RECEIPT OF WHICH IS HEREBY ACKNOWLEDGED.

This proxy revokes and supersedes all proxies of earlier date.

DATED this day of , 2006.

PRINT NAME:
SIGNATURE:

NOTES:

1. This proxy must be signed by the shareholder or their attorney duly authorized in writing, or if the shareholder is a corporation, by the proper officers or directors under its corporate seal, or by an officer or attorney thereof duly authorized.

2. A person appointed as nominee to represent a shareholder need not be a shareholder of the Corporation.

3. If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of the management of the Corporation.

4. Each shareholder who is unable to attend the Meeting is respectfully requested to date and sign this form of proxy and return it using the self-addressed envelope provided.

TRI-VISION INTERNATIONAL LTD./LTEE (the "Company")

2006 Request for Annual and Interim Financial Statements

National Instrument 51-102 requires the Company to send annually to the registered holders and beneficial owners of its securities ("Securityholders") a form to allow Securityholders to request a copy of the Company's annual financial statements and related MD&A, interim financial statements and related MD&A, or both. If you wish to receive such mailings, please complete and return this form to:

Equity Transfer Services Inc.
120 Adelaide Street West, Suite 420
Toronto, Ontario M5H 4C3

The undersigned Securityholder hereby elects to receive:

☐ Interim Financial Statements for the first, second and third financial quarters of fiscal 2007 and the related MD&A;

☐ Annual Financial Statements for the fiscal year ended March 31, 2007 and related MD&A; or

☐ BOTH – Interim financial statements and MD&A and the annual financial statements and related MD&A for the 2007 financial year.

Please note that a request form will be mailed each year and Securityholders must return such form each year to receive the documents indicated above.

Name: ______________________________

Address: ______________________________

____

Postal Code: ______________________________

I confirm that I am a **registered shareholder** of the Company.

Signature of
Securityholder: ______________________ Date: ____________

CUSIP: 895921 10 4

To permit the Company to use electronic methods for communication with its Securityholders, we are requesting that you provide us with your e-mail address and consent to the electronic delivery of documents by signing below. All documents will be distributed electronically in Adobe Portable Document Format ("PDF"). If you do not currently have Adobe Acrobat Reader which is necessary to view documents in PDF , you may download it free of charge at www.adobe.com.

Signature of
Securityholder: ______________________ E-mail
Address: ____________

TRI-VISION INTERNATIONAL LTD./LTEE
360 Bay Street, Suite 500 Toronto, Ontario, M5H 2V6.
Tel: (416) 361-0737
Fax: (416) 361-0923

July 6, 2006

Ontario Securities Commission
Alberta Securities Commission
Autorité des marches financiérs
Saskatchewan Securities Commission
Registrar, Prince Edward Island
Nova Scotia Securities Commission
Registrar, New Brunswick
Newfoundland Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Notification of Meeting and Record Date

We advise the following with respect to the Annual and Special Meeting of Shareholders for **Tri-Vision International Ltd./Ltee:**

1.	Name of Reporting Issuer	:	*Tri-Vision International Ltd./Ltee*
2.	Date Fixed for the Meeting	:	September 14th, *2006*
3.	Record Date for Notice	:	*August 3rd, 2006*
4.	Record Date for Voting	:	*August 3rd, 2006*
5.	Beneficial Ownership Determination Date	:	*August 3rd, 2006*
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting	:	*Common.*
7.	Classes or Series of Securities that entitle the holder to vote at the Meeting	:	*Common*

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

TRI-VISION INTERNATIONAL LTD./LTEE

"George A. Duguay"

Per: George A. Duguay
GAD/cd
E:\Trivision\p41-reg.PDF

TRI-VISION INTERNATIONAL LTD./LTEE

360 Bay Street, Suite 500 Toronto, Ontario, M5H 2V6.

Tel: (416) 361-0737
Fax: (416) 361-0923

May 14, 2007

Ontario Securities Commission
Alberta Securities Commission
Autorité des marches financiérs
Saskatchewan Securities Commission
Registrar, Prince Edward Island
Nova Scotia Securities Commission
Registrar, New Brunswick
Newfoundland Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Notification of Meeting and Record Date

We advise the following with respect to a Special Meeting of Shareholders for **Tri-Vision International Ltd./Ltee:**

1.	Name of Reporting Issuer	:	*Tri-Vision International Ltd./Ltee*
2.	Date Fixed for the Meeting	:	June 28, 2007
3.	Record Date for Notice	:	May 29th, 2007
4.	Record Date for Voting	:	May 29, 2007
5.	Beneficial Ownership Determination Date	:	May 29, 2007
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting	:	*Common.*
7.	Classes or Series of Securities that entitle the holder to vote at the Meeting	:	*Common*

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

TRI-VISION INTERNATIONAL LTD./LTEE

"George A. Duguay"

Per: George A. Duguay
GAD/cd
E:\Trivision\Spec-Mtg-2007

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Wi-LAN Signs Definitive Agreement to Acquire Tri-Vision

Merger will create Canadian pure play intellectual property giant

OTTAWA and TORONTO, May 11 /CNW/ - Wi-LAN Inc. ("Wi-LAN") (TSX: WIN) and Tri-Vision International ("Tri-Vision") (TSX: TVL) today announced they have signed a definitive acquisition agreement whereby Wi-LAN will acquire Tri-Vision, consistent with the letter of intent that was announced on March 27, 2007.

Once completed, the merger will create a Canadian pure play intellectual property giant. In addition to Wi-LAN's already strong intellectual property portfolio in the wireless and telecom worlds, the combined company will have access to the high-growth V-chip market, the only solution to parental controls mandated by the U.S. Federal Communications Commission.

"I believe this is a great fit for Wi-LAN and further accelerates our growth strategy," said Jim Skippen, Wi-LAN President & CEO. "Given the significant synergies with our potential licensees, it is a definite win-win for both companies. Many of the major companies who require a V-chip license are also targets for Wi-LAN's existing portfolio. In addition to providing strong future cash flows from existing licensees, it will expand our war chest to approximately $100 million to pursue other acquisition opportunities and to handle multiple litigations."

"We believe this is an outstanding transaction for our shareholders," added Tim Collings, Chairman of Tri-Vision and inventor of the V-chip. "We have always been confident in the strength of our V-chip technology. We are particularly excited about the opportunities this partnership represents to benefit from Wi-LAN's licensing experience and litigation resources to help us enforce our patent rights, especially in the huge U.S. market. We look forward to working with their team to ensure a rapid and seamless transition."

The boards of directors of both companies have unanimously approved the transaction. The board of directors of Tri-Vision, having received the recommendation of a special committee of independent directors formed to consider the transaction, is recommending that Tri-Vision shareholders vote in favour of the transaction. Acumen Capital Finance Partners Limited has provided the Tri-Vision board of directors with a formal written opinion stating that the transaction is fair, from a financial point of view, to the holders of Tri-Vision common shares. Senior officers and directors of Tri-Vision holding over 24% of Tri-Vision's outstanding common shares have agreed to vote in favour of the transaction and have signed a lock-up agreement.

Summary of the Transaction

Pursuant to the acquisition agreement, each Tri-Vision common share will be exchanged for a fraction of a Wi-LAN common share, determined by dividing $1.72 by the volume weighted average trading price of the Wi-LAN common shares on the TSX for 10 randomly selected days within the 20 trading days preceding closing of the transaction, provided that the exchange ratio will not exceed .2920 or be less than .2642 common shares of Wi-LAN for each common share of Tri-Vision.

Under the agreement, Tri-Vision will become a wholly-owned subsidiary of Wi-LAN. The agreement provides for the payment of termination fees by Tri-Vision and Wi-LAN in certain circumstances. It is a condition of the completion of the transaction that Tri-Vision shall have acquired the V-chip patents, certain rights of which are currently licensed to Tri-Vision, from a company controlled by Tri-Vision Chairman, Tim Collings. Subject to regulatory approval and completion of the Wi-LAN merger transaction, Tri-Vision has agreed to issue 1,077,693 common shares in consideration for the transfer of these patents.

The transaction is subject to regulatory approvals and the approval by at least two-thirds of the votes cast at a meeting of Tri-Vision shareholders as

well as a majority of the votes cast at such meeting by disinterested shareholders. The transaction is expected to be completed by late June 2007.

Wellington West Capital Markets Inc. is acting as financial advisor to Wi-LAN.

About Wi-LAN Inc.

Wi-LAN, founded in 1992, licenses intellectual property that drives a full range of products providing access in wireless and wireline telecommunications markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, Wi-Fi, WiMAX and DSL. Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu and Nokia.

About Tri-Vision International Ltd.

Tri-Vision is a leader in innovative technologies and systems design, development and manufacture of unique and superior hardware and software products for the Cable Television and Multimedia industries. Founded in 1986, the company is publicly listed on the TSX trading under the symbol TVL.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of Wi-LAN on licensing its patent portfolio to generate revenues and cash flows; that Wi-LAN may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that Wi-LAN will need to acquire or develop new patents to continue to grow its business; that Wi-LAN requires investment to translate its intellectual property position into sustainable profit in the market; that Wi-LAN is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that Wi-LAN has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. Wi-LAN and Tri-Vision assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

%SEDAR: 00004162E

/For further information: Steve Bower, CFO, Wi-LAN, C: (613) 697-7159, O: (613) 688-4898, E: sbower(at)wi-lan.com; Lynne Bermel, Director Corporate Communications, Wi-LAN, C: (613) 864-4058, O: (613) 688-4897, E: lbermel(at)wi-lan.com; David Garland, CFO, Tri-Vision, O: (416) 298-8551, E: david.garland(at)tri-vision.ca; Tim Collings, Chairman of Tri-Vision Board of Directors, C: (778) 241-2047, E: collings(at)telus.net/

(TVL.)

CO: Tri-Vision International Ltd.

CNW 08:30e 11-MAY-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision signs US licenses with Falcon Digital and Top Victory Investments

SYMBOL: TVL

TORONTO, April 27 /CNW/ - Tri-Vision International Ltd (TSX: TVL) today announced that it has licensed United States Patent No. 5,828,402 (the '402 Patent) to Original Equipment Manufacturer (OEM) Falcon Digital Co., Ltd., an emerging technology company and to Top Victory Investments Limited (TPV) an Original Equipment Manufacturer (OEM) ranked 16th among information technology companies in the world with brands that include AOC and Envision. Both Companies are based in Hong Kong. The licenses are valid through the expiration of the patents in 2016.

On other news, as previously disclosed in the Company's financial statements, under the terms of a licensing arrangement, Tri-Vision was required to pay for a portion of legal expenses incurred by a licensee in defending patent infringement claims relating to the technology licensed from the Company. Subsequent to March 31, 2007, Tri-Vision paid approximately U.S. $2.1 million for such legal costs to conclude the Company's commitment to that arrangement, which will be included in the fourth quarter cost of sales on the Consolidated Statements of Income (Loss) and Deficit.

About Tri-Vision:

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

<<

Tri-Vision Electronics Inc. - Licenses V-chip globally and owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and 2,342,045. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide. Companies who have been licensed to the U.S. and/or Canadian Patents include: Sony, Hitachi, Sanyo, Pioneer, Philips, JVC, Panasonic, LG Electronics, Samsung, Funai, Orion, Apex, Korat Denki, World, Eastech, Toshiba, eRAE, Seiko Epson, Xiamen, Shenzhen KXD, NewLane, Konka, TTE, Optoma, Coretronic, ViewSonic, Syntax-Brillian, NEC, AKAI, Chunghwa, Humax, Shinco, Jabil Circuit, LiteOn, Top Powersonic, Nakamichi, Emerson Radio, Esto, BenQ, Runco, Daewoo Tecwell, ProView, Redmond Group, Harsper, Wistron and more. A number of other major corporations such as Dell Inc. have committed to selling televisions under Tri-Vision's license.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp. and Conax. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

>>

To receive Company news releases, please email ana(at)chfir.com and mention "TVL news" on the subject line.

%SEDAR: 00004162E

/For further information: CHF Investor Relations, Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com; To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our

website at www.tri-vision.ca/
(TVL.)

O: Tri-Vision International Ltd.

CNW 09:00e 27-APR-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision provides update on Wi-LAN merger

SYMBOL: TVL

TORONTO, April 27 /CNW/ - Tri-Vision International Ltd (TSX:TVL) today announced that, by mutual agreement with Wi-LAN, further to its Letter of Intent dated March 26th, Tri-Vision and Wi-LAN have agreed to extend the exclusivity period contained in the Letter of Intent from April 27, 2007 to the period ending on the earlier of:

<<
(i) May 11, 2007 or
(ii) the date of signing of the Acquisition Agreement but no later than May 11, 2007
>>

The extension allows both parties to complete due diligence and finalize the Acquisition Agreement.

Tri-Vision also announced today that Terry Canning has resigned as a Director of the Company. Mr. Canning is the Vice President, Strategic Planning of Rogers Communications Inc. and cited conflicts of interest in connection with his continued service on the Board and on the Special Committee formed to consider the recently announced business combination with Wi-LAN Inc. Tri-Vision wishes to thank Mr. Canning for his significant contribution to the board during his 2 1/2 years of service.

About Tri-Vision:

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

<<

Tri-Vision Electronics Inc. - Licenses V-chip globally and owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and 2,342,045. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp. and Conax. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

>>

To receive Company news releases, please email ana(at)chfir.com and mention "TVL news" on the subject line.

%SEDAR: 00004162E

/For further information: CHF Investor Relations, Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com; To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca/
(TVL.)

CO: Tri-Vision International Ltd.

CNW 08:36e 27-APR-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision negotiates new V-Chip licenses directly with Sharp Corporation

SYMBOL: TVL

TORONTO, April 3 /CNW/ - Tri-Vision International Ltd./Ltée (TSX: TVL) today announced that a prior eight-year term V-Chip licensing agreement signed in 1999 with Nichimen Corporation (now Sojitz Corporation) of Japan expired on March 31, 2007. Sojitz, Sharp and Tri-Vision had previously agreed that a subsequent license be consummated directly between Sharp and Tri-Vision. Licensing discussions for United States Patent No. 5,828,402 and Canadian Patent No. 2,179,474 have begun directly between Tri-Vision and Sharp Corporation of Japan.

Tri-Vision President Toshinori Ikebe, working out of Tri-Vision's Tokyo office, is heading the Sharp licensing discussions. "We thank Sojitz and Sharp for the long and successful relationship between our three companies for these many years, and we look forward to working directly with Sharp", President Ikebe stated. "We anticipate concluding a new agreement shortly that will run through the term of our U.S. and Canadian patents", Ikebe added.

Companies who are licensed to the U.S. and/or Canadian Patents include: Sony, Hitachi, Sanyo, Pioneer, Philips, JVC, Panasonic, LG Electronics, Samsung, Funai, Orion, Apex, Korat Denki, World, Eastech, Toshiba, eRAE, Seiko Epson, Xiamen, Shenzhen KXD, NewLane, Konka, TTE, Optoma, Coretronic, ViewSonic, Syntax-Brillian, NEC, AKAI, Chunghwa, Humax, Shinco, Jabil Circuit, LiteOn, Top Powersonic, Nakamichi, Emerson Radio, Esto, BenQ, Runco, Daewoo Tecwell, ProView, Redmond Group, Harpser, Wistron and more. A number of other major corporations such as Dell Inc. have committed to selling televisions under Tri-Vision's license.

As part of the transition to a digital television broadcast system in the United States, the Federal Communications Commission (FCC) has mandated phased-in rules to ensure that the V-chip can respond to any rating system changes in all digital television receiver products by March 1, 2007. Tri-Vision's open V-chip (also known as V-chip 2.0) is the only known patented technology capable of accepting modified or new rating systems. The first phase of the FCC's ruling took effect on March 15, 2006.

About Tri-Vision:

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

<<

Tri-Vision Electronics Inc. - Licenses V-chip globally and owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and 2,342,045. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp. and Conax. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

>>

To receive Company news releases, please email ana(at)chfir.com and mention "TVL news" on the subject line.

%SEDAR: 00004162E

/For further information: CHF Investor Relations, Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com; To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca./

(TVL.)

CO: Tri-Vision International Ltd.

CNW 14:00e 03-APR-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision signs Wistron to V-chip licenses

TORONTO, March 29 /CNW/ - Tri-Vision International Ltd./Ltée (TSX: TVL) today announced that it has licensed United States Patent No. 5,828,402 (the '402 Patent) and Canadian Patent No. 2,179,474 to Original Design Manufacturer (ODM) Wistron Corporation of Taiwan. The licenses are valid through the expiration of the patents in 2016.

Companies who have been licensed to the U.S. and/or Canadian Patents include: Sony, Hitachi, Sanyo, Pioneer, Philips, JVC, Panasonic, Sharp, LG Electronics, Samsung, Funai, Orion, Apex, Korat Denki, World, Eastech, Toshiba, eRAE, Seiko Epson, Xiamen, Shenzhen KXD, NewLane, Konka, TTE, Optoma, Coretronic, ViewSonic, Syntax-Brillian, NEC, AKAI, Chunghwa, Humax, Shinco, Jabil Circuit, LiteOn, Top Powersonic, Nakamichi, Emerson Radio, Esto, BenQ, Runco, Daewoo Tecwell, ProView, Redmond Group, Harsper, and more. A number of other major corporations such as Dell Inc. have committed to selling televisions under Tri-Vision's license.

As part of the transition to a digital television broadcast system in the United States, the Federal Communications Commission (FCC) has mandated rules to ensure that the V-chip can respond to any rating system changes in all digital television receiver products. Tri-Vision's open V-chip (also known as V-chip 2.0) is the only known patented technology capable of accepting modified or new rating systems.

About Wistron:

Wistron Corporation is a public company listed on the Stock Exchange of Taiwan. Among the top 20 manufacturers in Taiwan by revenue, the company has 20,000 employees at its headquarters in Taiwan and in China, the Philippines, U.S.A., Mexico, Japan and the Netherlands. Wistron provides a wide range of design, manufacturing and after sales service and support.

About Tri-Vision:

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

<<

Tri-Vision Electronics Inc. - Licenses V-chip globally and owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and 2,342,045. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp. and Conax. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

>>

To receive Company news releases, please email ana(at)chfir.com and mention "TVL news" on the subject line.

%SEDAR: 00004162E

/For further information: CHF Investor Relations, Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com, To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca./

(TVL.)

CO: Tri-Vision International Ltd.

CNW 10:30e 29-MAR-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Wi-LAN and Tri-Vision Announce Merger

OTTAWA, March 27 /CNW/ - Wi-LAN Inc. (TSX: WIN) ("Wi-LAN") and Tri-Vision International Ltd. (TSX: TVL) ("Tri-Vision) are pleased to announce that they have signed a non-binding letter of intent ("LOI") for a business combination under which Tri-Vision's common shares would be exchanged for common shares of Wi-LAN based on a price of $1.72 per Tri-Vision common share (the "Transaction"). On a fully-diluted basis, the Transaction values Tri-Vision at approximately $108 million.

<<
Following the proposed Transaction, Wi-LAN would have the following attributes:

- The leading Canadian intellectual property ("IP") licensing company, with a strong communications portfolio of fundamental patents in V-chip, Wi-Fi, WiMAX, CDMA, and DSL

- Strong future cash flows from Tri-Vision's licensees. Approximately 25% of U.S. digital TV unit shipments and 98% of Canadian TV unit shipments have been licensed already, leaving significant future license revenues from both existing and future licensees. Tri-Vision owns the rights to V-chip patents in Canada, and the US where the Federal Communications Commission ("FCC") has mandated the inclusion of upgradeable V-Chips for all TV receivers and other broadcast reception devices (including VCRs, set-top boxes, and digital video recorders)

- Strong cash position, with over $100 million in cash to fund licensing operations, litigation and further IP acquisitions

- Considerable negotiation leverage across common licensing targets - combining Tri-Vision's and Wi-LAN's intellectual property greatly enhances leverage in licensing negotiations; able to pursue licensees with several patent families

>>

Jim Skippen, President & Chief Executive Officer of Wi-LAN, said, "The combination of Wi-LAN and Tri-Vision will create a company that is more than the combined parts. It will be a world-class IP licensing company with exciting growth expected from our portfolio of essential patents. This is an excellent example of growing Wi-LAN's IP portfolio in an adjacent market. Since many of the licensing targets are similar to both companies, we believe there will be excellent synergies realized by combining the companies. We believe that this transaction represents an excellent value proposition for our shareholders and we will benefit immediately from the revenue flows from existing Tri-Vision licensees."

"Based on our calculations, and based on forecasts of DisplaySearch and IDC for digital TV and set-top box growth, the existing licenses of Tri-Vision should yield approximately $100 Million in future revenues." added Skippen. "Based on those same forecasts for growth and assuming the remainder of the Canadian and US markets are signed at the same rates as existing Tri-Vision license agreements, Wi-LAN should be able to realize total revenues of approximately $500 Million over the next nine years."

"This Transaction provides tremendous value to Tri-Vision shareholders", said Tim Collings, Tri-Vision Chairman and inventor of the company's V-chip technology. "We have always been confident in the strength of our V-chip technology, but by merging our companies we will benefit from the additional licensing experience and financial resources of Wi-LAN, particularly in the US market. We look forward to working closely with Wi-LAN's management to accelerate the growth of our business," he said.

Summary of the Transaction

Under the proposed Transaction, each Tri-Vision common share would be exchanged for Wi-LAN common shares with a value of $1.72 on the closing date subject to the exchange ratio calculations described below. This would represent a premium of 41.0% to the closing price of Tri-Vision's shares on the TSX on March 26, 2007 and 41.7% to the 20-day volume weighted average trading price of Tri-Vision's shares on the TSX prior to that date.

For the purposes of determining the actual exchange ratio, the value of each issued and outstanding Tri-Vision common share shall be deemed to be $1.72, and the value of each Wi-LAN common share shall be equal to the volume weighted average price for a random 10 trading day period in the 20 trading day period prior to closing, provided that the exchange ratio shall not exceed .2920 or be less than .2642 shares of Wi-LAN for each share of Tri-Vision.

In the Letter of Intent, Tri-Vision has granted Wi-LAN an exclusivity period until April 27, 2007 in which to complete due diligence and has agreed not to solicit other proposals subject to the exercise by the Tri-Vision's board of its fiduciary duties. In the event that a definitive agreement is not signed and another party concludes an acquisition of Tri-Vision within six months from the date of the Letter of Intent, Tri-Vision has agreed to pay Wi-LAN a termination fee of $2.0 million. The exclusivity period and termination fee provisions in the Letter of Intent are binding upon Tri-Vision.

The boards of directors of both companies have unanimously approved signing the Letter of Intent described in this release. A special committee of the board of directors of Tri-Vision has been formed to consider the proposed transaction. Senior officers and directors of Tri-Vision holding over 24% of Tri-Vision's common shares outstanding have indicated that they will vote in favour of the Transaction.

The companies have agreed to work towards the signing of definitive documentation within 30 days, and the Transaction is expected to be completed in June 2007, following all necessary approvals.

The Transaction remains subject to entering into the definitive agreement and the satisfaction of customary closing conditions, including any necessary regulatory approvals. There is no assurance that the Transaction will be completed, or if completed, that the terms may not change.

It is intended that Tri-Vision will divest its cable TV products and distribution business. As a result, the potential acquisition of Tri-Vision is consistent with Wi-LAN's stated goal of being a pure-play patent licensing company.

Wellington West Capital Markets Inc. is acting as financial advisor to Wi-LAN, and Acumen Capital Finance Partners Limited is acting as financial advisor to Tri-Vision.

About Tri-Vision's V-chip Patents

Tri-Vision owns the rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent Nos. 2,179,474 and 2,342,045. The acquisition of Tri- Vision's V-chip technology adds to Wi-LAN's strong patent portfolio that includes Wi-Fi, CDMA, DSL, and the emerging WiMAX technology. Wi-LAN will now hold the key U.S. and Canadian patents for the upgradeable V-chip technology that has been mandated by the FCC in the United States.

March 1, 2007 marked the official date of the FCC full mandate to include the flexible V-chip technology in all digital television receivers with or without an associated display shipped in the United States. All TV receivers and other broadcast reception devices (e.g. VCRs, set-top boxes, digital video recorders, etc.) require digital tuners known as "ATSC tuners" which are necessary to facilitate "open" V-chip software.

Tri-Vision's U.S. Patent licensing campaign now includes 42 licensees, representing approximately 25% of the U.S. market for digital TV sales. Tri- Vision has licensed approximately 98% of the Canadian TV market and

resorted to legal action in five cases. All cases reached a favourable conclusion.

Companies which have been licensed to the U.S. and/or Canadian patents include: Sony, Hitachi, Sanyo, Pioneer, Philips, JVC, Panasonic, Sharp, LG Electronics, Samsung, Funai, Orion, Apex, Korat Denki, World, Eastech, Toshiba, eRAE, Seiko Epson, Xiamen, Shenzhen KXD, NewLane, Konka, TTE, Optoma, Coretronic, ViewSonic, Syntax-Brillian, NEC, AKAI, Chunghwa, Humax, Shinco, Jabil Circuit, LiteOn, Top Powersonic, Nakamichi, Emerson Radio, Esto, BenQ, Runco, Daewoo Tecwell, ProView, Redmond Group, and others.

On February 17, 2009, analog television signals in the U.S. will no longer be available, and the transition to all digital broadcasting will be complete. Assuming manufacturers follow the U.S. Government digital tuner mandate, all television receivers in the U.S. will include digital television tuners by the end of fiscal 2008. Once the manufacturers are licensed, Tri- Vision will be entitled to collect royalties on sales that date back to the beginning of use of Tri-Vision's technology.

Tri-Vision is at various stages in the pursuit of licensing deals with the remaining manufacturers including major brand and OEM manufacturers with significant market share. As with the successful Canadian licensing campaign, it is Tri-Vision's goal to license all digital television receivers sold in the US market.

Conference Call Information - March 27, 2007 - 10:00AM EDT

Wi-LAN and Tri-Vision will conduct a conference call to discuss the potential transaction today at 10:00 AM, Eastern Time.

Participants calling from Canada or the U.S. should call toll free: 866.585.6398
Callers from other international locations should call: 416.849.9626

Participants are requested to call in 10 minutes before the start of the call.

For those who prefer to join by webcast, visit www.wi-lan.com. The call will be archived there.

The Wi-LAN representative will be Jim Skippen, President & CEO. The Tri-Vision representative will be Tim Collings, Chairman and inventor of the V-Chip.

A replay of the call will be available until 11:59 PM EST on April 3, 2007:

- Replay Number (Toll Free): 866.245.6755
- Replay Number (International): 416.915.1035
- Passcode: 624386

About Wi-LAN Inc.

Wi-LAN, which was founded in 1992, licenses intellectual property that drives a full range of products providing access in wireless and wireline telecommunications markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, Wi-Fi, WiMAX and DSL. Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu and Nokia.

About Tri-Vision International Ltd.

Tri-Vision International Ltd. was established 1986. The company is committed to becoming a leading international supplier of V-chip technology, multi-media and cable television technologies. Tri-Vision has been publicly listed since 1993, first on the Alberta Stock Exchange and currently on the

Toronto Stock Exchange (TSX) trading under the symbol TVL.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

All trademarks and brands mentioned in this release are the property of their respective owners.
%SEDAR: 00004162E

/For further information: Steve Bower, CFO, Wi-LAN, C: (613) 697-7159, O: (613) 688-4898, E: sbower(at)wi-lan.com; Lynne Bermel, Director, Corporate Communications, C: (613) 864-4058, O: (613) 688-4900 ext, 2019, E: lbermel(at)wi-lan.com; David Garland, CFO, Tri-Vision, O: (416) 298-8551, Email: david.garland(at)tri-vision.ca; Tim Collings, Chairman of the Tri-Vision Board of Directors, C: (778) 241-2047, E: collings(at)telus.net/
(TVL.)

CO: Tri-Vision International Ltd.

CNW 08:38e 27-MAR-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Wi-LAN and Tri-Vision Announce Merger

OTTAWA, March 27 /CNW/ - Wi-LAN Inc. (TSX: WIN) ("Wi-LAN") and Tri-Vision International Ltd. (TSX: TVL) ("Tri-Vision) are pleased to announce that they have signed a non-binding letter of intent ("LOI") for a business combination under which Tri-Vision's common shares would be exchanged for common shares of Wi-LAN based on a price of $1.72 per Tri-Vision common share (the "Transaction"). On a fully-diluted basis, the Transaction values Tri-Vision at approximately $108 million.

<<

Following the proposed Transaction, Wi-LAN would have the following attributes:

- The leading Canadian intellectual property ("IP") licensing company, with a strong communications portfolio of fundamental patents in V-chip, Wi-Fi, WiMAX, CDMA, and DSL

- Strong future cash flows from Tri-Vision's licensees. Approximately 25% of U.S. digital TV unit shipments and 98% of Canadian TV unit shipments have been licensed already, leaving significant future license revenues from both existing and future licensees. Tri-Vision owns the rights to V-chip patents in Canada, and the US where the Federal Communications Commission ("FCC") has mandated the inclusion of upgradeable V-Chips for all TV receivers and other broadcast reception devices (including VCRs, set-top boxes, and digital video recorders)

- Strong cash position, with over $100 million in cash to fund licensing operations, litigation and further IP acquisitions

- Considerable negotiation leverage across common licensing targets - combining Tri-Vision's and Wi-LAN's intellectual property greatly enhances leverage in licensing negotiations; able to pursue licensees with several patent families

>>

Jim Skippen, President & Chief Executive Officer of Wi-LAN, said, "The combination of Wi-LAN and Tri-Vision will create a company that is more than the combined parts. It will be a world-class IP licensing company with exciting growth expected from our portfolio of essential patents. This is an excellent example of growing Wi-LAN's IP portfolio in an adjacent market. Since many of the licensing targets are similar to both companies, we believe there will be excellent synergies realized by combining the companies. We believe that this transaction represents an excellent value proposition for our shareholders and we will benefit immediately from the revenue flows from existing Tri-Vision licensees."

"Based on our calculations, and based on forecasts of DisplaySearch and IDC for digital TV and set-top box growth, the existing licenses of Tri-Vision should yield approximately $100 Million in future revenues." added Skippen. "Based on those same forecasts for growth and assuming the remainder of the Canadian and US markets are signed at the same rates as existing Tri-Vision license agreements, Wi-LAN should be able to realize total revenues of approximately $500 Million over the next nine years."

"This Transaction provides tremendous value to Tri-Vision shareholders", said Tim Collings, Tri-Vision Chairman and inventor of the company's V-chip technology. "We have always been confident in the strength of our V-chip technology, but by merging our companies we will benefit from the additional licensing experience and financial resources of Wi-LAN, particularly in the US market. We look forward to working closely with Wi-LAN's management to accelerate the growth of our business," he said.

Summary of the Transaction

Under the proposed Transaction, each Tri-Vision common share would be exchanged for Wi-LAN common shares with a value of $1.72 on the closing date subject to the exchange ratio calculations described below. This would represent a premium of 41.0% to the closing price of Tri-Vision's shares on the TSX on March 26, 2007 and 41.7% to the 20-day volume weighted average trading price of Tri-Vision's shares on the TSX prior to that date.

For the purposes of determining the actual exchange ratio, the value of each issued and outstanding Tri-Vision common share shall be deemed to be $1.72, and the value of each Wi-LAN common share shall be equal to the volume weighted average price for a random 10 trading day period in the 20 trading day period prior to closing, provided that the exchange ratio shall not exceed .2920 or be less than .2642 shares of Wi-LAN for each share of Tri-Vision.

In the Letter of Intent, Tri-Vision has granted Wi-LAN an exclusivity period until April 27, 2007 in which to complete due diligence and has agreed not to solicit other proposals subject to the exercise by the Tri-Vision's board of its fiduciary duties. In the event that a definitive agreement is not signed and another party concludes an acquisition of Tri-Vision within six months from the date of the Letter of Intent, Tri-Vision has agreed to pay Wi-LAN a termination fee of $2.0 million. The exclusivity period and termination fee provisions in the Letter of Intent are binding upon Tri-Vision.

The boards of directors of both companies have unanimously approved signing the Letter of Intent described in this release. A special committee of the board of directors of Tri-Vision has been formed to consider the proposed transaction. Senior officers and directors of Tri-Vision holding over 24% of Tri-Vision's common shares outstanding have indicated that they will vote in favour of the Transaction.

The companies have agreed to work towards the signing of definitive documentation within 30 days, and the Transaction is expected to be completed in June 2007, following all necessary approvals.

The Transaction remains subject to entering into the definitive agreement and the satisfaction of customary closing conditions, including any necessary regulatory approvals. There is no assurance that the Transaction will be completed, or if completed, that the terms may not change.

It is intended that Tri-Vision will divest its cable TV products and distribution business. As a result, the potential acquisition of Tri-Vision is consistent with Wi-LAN's stated goal of being a pure-play patent licensing company.

Wellington West Capital Markets Inc. is acting as financial advisor to Wi-LAN, and Acumen Capital Finance Partners Limited is acting as financial advisor to Tri-Vision.

About Tri-Vision's V-chip Patents

Tri-Vision owns the rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent Nos. 2,179,474 and 2,342,045. The acquisition of Tri- Vision's V-chip technology adds to Wi-LAN's strong patent portfolio that includes Wi-Fi, CDMA, DSL, and the emerging WiMAX technology. Wi-LAN will now hold the key U.S. and Canadian patents for the upgradeable V-chip technology that has been mandated by the FCC in the United States.

March 1, 2007 marked the official date of the FCC full mandate to include the flexible V-chip technology in all digital television receivers with or without an associated display shipped in the United States. All TV receivers and other broadcast reception devices (e.g. VCRs, set-top boxes, digital video recorders, etc.) require digital tuners known as "ATSC tuners" which are necessary to facilitate "open" V-chip software.

Tri-Vision's U.S. Patent licensing campaign now includes 42 licensees, representing approximately 25% of the U.S. market for digital TV sales. Tri- Vision has licensed approximately 98% of the Canadian TV market and

resorted to legal action in five cases. All cases reached a favourable conclusion.

Companies which have been licensed to the U.S. and/or Canadian patents include: Sony, Hitachi, Sanyo, Pioneer, Philips, JVC, Panasonic, Sharp, LG Electronics, Samsung, Funai, Orion, Apex, Korat Denki, World, Eastech, Toshiba, eRAE, Seiko Epson, Xiamen, Shenzhen KXD, NewLane, Konka, TTE, Optoma, Coretronic, ViewSonic, Syntax-Brillian, NEC, AKAI, Chunghwa, Humax, Shinco, Jabil Circuit, LiteOn, Top Powersonic, Nakamichi, Emerson Radio, Esto, BenQ, Runco, Daewoo Tecwell, ProView, Redmond Group, and others.

On February 17, 2009, analog television signals in the U.S. will no longer be available, and the transition to all digital broadcasting will be complete. Assuming manufacturers follow the U.S. Government digital tuner mandate, all television receivers in the U.S. will include digital television tuners by the end of fiscal 2008. Once the manufacturers are licensed, Tri- Vision will be entitled to collect royalties on sales that date back to the beginning of use of Tri-Vision's technology.

Tri-Vision is at various stages in the pursuit of licensing deals with the remaining manufacturers including major brand and OEM manufacturers with significant market share. As with the successful Canadian licensing campaign, it is Tri-Vision's goal to license all digital television receivers sold in the US market.

Conference Call Information - March 27, 2007 - 10:00AM EDT

Wi-LAN and Tri-Vision will conduct a conference call to discuss the potential transaction today at 10:00 AM, Eastern Time.

Participants calling from Canada or the U.S. should call toll free: 866.585.6398
Callers from other international locations should call: 416.849.9626

Participants are requested to call in 10 minutes before the start of the call.

For those who prefer to join by webcast, visit www.wi-lan.com. The call will be archived there.

The Wi-LAN representative will be Jim Skippen, President & CEO. The Tri-Vision representative will be Tim Collings, Chairman and inventor of the V-Chip.

A replay of the call will be available until 11:59 PM EST on April 3, 2007:

- Replay Number (Toll Free): 866.245.6755
- Replay Number (International): 416.915.1035
- Passcode: 624386

About Wi-LAN Inc.

Wi-LAN, which was founded in 1992, licenses intellectual property that drives a full range of products providing access in wireless and wireline telecommunications markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, Wi-Fi, WiMAX and DSL. Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu and Nokia.

About Tri-Vision International Ltd.

Tri-Vision International Ltd. was established 1986. The company is committed to becoming a leading international supplier of V-chip technology, multi-media and cable television technologies. Tri-Vision has been publicly listed since 1993, first on the Alberta Stock Exchange and currently on the

Toronto Stock Exchange (TSX) trading under the symbol TVL.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

%SEDAR: 00004162E

/For further information: Steve Bower, CFO, Wi-LAN, C: (613) 697-7159, O: (613) 688-4898, E: sbower(at)wi-lan.com; Lynne Bermel, Director, Corporate Communications, C: (613) 864-4058, O: (613) 688-4900 ext, 2019, E: lbermel(at)wi-lan.com; David Garland, CFO, Tri-Vision, O: (416) 298-8551, Email: david.garland(at)tri-vision.ca; Tim Collings, Chairman of the Tri-Vision Board of Directors, C: (778) 241-2047, E: collings(at)telus.net/
(TVL.)

CO: Tri-Vision International Ltd.

CNW 08:38e 27-MAR-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision V-Chip licensing update FCC mandate on flexible V-Chip in full effect

SYMBOL: TVL

TORONTO, March 1 /CNW/ - Tri-Vision International Ltd./Ltée (TSX:TVL) announced today that March 1st, 2007 marks the official date of the Federal Communication Commission (FCC) full mandate to include flexible V-Chip in digital television receivers with or without associated display in the United States.

As of today, all TV receivers and other broadcast reception devices (e.g. VCRs, set-top boxes, digital video recorders, etc.) require digital tuners known as "ATSC tuners" which are necessary to facilitate "open" V-chip software. On February 17, 2009 analog television signals in the U.S. will no longer be available and the transition to all digital broadcasting will be complete. Tri-Vision is watching the US retail market closely in an attempt to determine the appetite in the US market for evolving uses of digital television receiver products including computers with television capability, IPTV, mobile TV and digital to analog set top boxes and tuner equipped recording devices.

Tri-Vision's U.S. Patent licensing campaign, which began as an information program in October 2004, now includes 42 licensees. The Company is at various stages in the pursuit of licensing deals with the remaining manufacturers including major brand and OEM manufacturers that hold significant market share. As with the successful Canadian licensing campaign it is Tri-Vision's goal to license all digital television receivers sold in the US market.

Due to the complexity of these contracts that cover the life of the patent (until 2016), it is the Company's experience that the process of signing a license may take many months. Assuming manufacturers follow the US Government digital tuner mandate, all television receivers in the US will include digital television tuners by the end of fiscal 2008. However, once the manufacturers are licensed, Tri-Vision will be entitled to collect royalties on sales that date back to the beginning of use of Tri-Vision's technology.

The Company still stands on the long-term policy of taking the time and considerable effort to license the US market on a commercial basis the same way it has with the Canadian market, which has proven effective with approximately 98% of the Canadian market already licensed. In the Canadian market, Tri-Vision resorted to legal means in only five cases. All cases reached a favorable conclusion.

About Tri-Vision:

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

Tri-Vision Electronics Inc. - Licenses V-chip globally and owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and 2,342,045. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp. and Conax. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

To receive Company news releases, please email ana(at)chfir.com and mention "TVL news" on the subject line.

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To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca

>>

%SEDAR: 00004162E

/For further information: CHF Investor Relations, Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com/
(TVL.)

CO: Tri-Vision International Ltd.

CNW 09:00e 01-MAR-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Tri-Vision revenues rose 123% in third quarter

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Highlights:

- V-chip licensing rate picked up with 10 licenses announced during the quarter, including 6 for the U.S. market
- The last of 5 V-chip infringement actions initiated by Tri-Vision in Canada was resolved to Tri-Vision's satisfaction. All 5 lawsuits were settled prior to going to trial.
- Tri-Vision announced a $4 million Bought Deal equity financing to add to its fiscal stability

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TORONTO, Feb. 7 /CNW/ - Tri-Vision International Ltd./Ltée (TSX: TVL) today reported its financial results for third quarter of fiscal 2007 and nine months ended December 31, 2006.

Revenue for the third quarter rose 123% to $2.7 million, compared with $1.2 million in the prior year, and the net loss was cut to ($0.00) per share from ($0.01) per share. For the nine months ended December 31, 2006, revenue was $6.2 million, compared to $5.4 million in the prior year.

"Our third quarter results show positive momentum in both lines of business," stated CEO Najmul Siddiqui. "Tri-Vision will continue to focus on new V-chip licensing, revenue collection from existing licenses, and on increasing sales at Think Broadband."

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Third quarter and Nine Months Financial Review

Three months ended December 31, 2006, as compared to three months ended December 31, 2005, were:

	Q3 2007	Q3 2006	% Change
Revenues	$ 2,749,199	$ 1,234,707	123%
Cost of Sales	$ 1,622,993	$ 962,426	69%
Gross Profit	$ 1,126,206	$ 272,281	314%
EBITDA (loss)(x)	$ 387,835	$ (239,747)	234%
Net loss	$ (1,525)	$ (614,806)	100%
EPS (loss) - Basic & Diluted	$ (0.00)	$ (0.01)	100%

Nine months ended December 31, 2006, as compared to nine months ended December 31, 2005, were:

	2007	2006
Revenues	$ 6,160,242	$ 5,400,360
Cost of Sales	$ 4,287,351	$ 3,329,811
Gross Profit	$ 1,872,891	$ 2,070,549
EBITDA (loss)(x)	$ (282,858)	$ 461,911
Net loss	$(1,361,884)	$ (696,401)
EPS (loss) - Basic & Diluted	$ (0.02)	$ (0.01)

(x)EBITDA is a non-GAAP measure and represents earnings (loss) before interest, tax, stock-based compensation, depreciation, and amortization.
>>

All figures are in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles (GAAP) except where otherwise noted.

Revenues for the third quarter increased 123% to $2.7 million, as

compared to $1.2 million for same quarter in the previous year, as a result of both increased V-chip revenue and Think Broadband ("TBB") revenue.

Tri-Vision Electronics saw royalty revenues jump two-thirds to $1.0 million in the third quarter from $0.5 million in the prior year. Having established itself in the marketplace, TBB's revenues improved even more impressively to $1.8 million, up by $1.1 million over the previous year, fuelled most notably by increased cable equipment sales. Revenue for the nine months ended December 31, 2006, was $6.2 million, up 14% compared to $5.4 million in the same period last year.

CFO David Garland, who joined the Company early in the third quarter, stated "Tri-Vision has been working toward instituting a royalty audit program that will allow us to work with both our existing and newer licensees to assist their accounting departments with adopting the required reporting procedures for Tri-Vision's royalties. Consequently, further improvements in royalty reporting are expected."

Third quarter gross profit grew 314% to $1.1 million over the previous year. This represents a gross profit margin of 41.0%, which rose from 22.0% for the same quarter in the previous year. Gross profit for the nine months ended December 31, 2006, was down at $1.9 million, or 30% compared to $2.1 million, or 38% in the same period last year.

Selling, general & administrative expenses were $1.0 million in the quarter ended December 31, 2006 compared to $0.7 million in the prior year. Research & Development expenses were slightly lower year over year at $0.2 million. For the nine months ended December 31, 2006, selling, general & administrative expenses were $2.7 million compared with $2.0 million in the same period last year. Research & development expenses were down at $0.5 million for the nine months ended December 31, 2006, compared to $0.6 million in the same period last year. Higher levels of sales activity have resulted in more travel and legal expenses as Tri-Vision's sales force and licensing team have continued their pursuit of new contracts around the world at a markedly more intense pace than the previous year. The third quarter saw 10 new V-chip licenses awarded for the Canadian and/or the United States market. In all, 89 licenses have been signed for one or both of the North American patents to date. Five of those licenses were signed in January 2007. Tri-Vision continues to pursue licensing deals with the remaining major manufacturers that each hold significant market share which, when finalized, would add substantially to Tri-Vision's US market position. It is important to note that regardless of when such licensing contracts are signed, Tri-Vision will be entitled to collect royalties on sales that date back to the FCC mandated deadlines.

A net loss of $nil was recorded for the third quarter compared to a net loss of $0.6 million in the same period of the previous fiscal year. For the nine month period there was a net loss of $1.36 million compared to a net loss of $0.7 million for the corresponding period of the prior fiscal year. This represents a loss per share for the three and nine months ended December 31, 2006, of ($0.00) and ($0.02) basic and fully diluted, respectively, compared to ($0.01) and ($0.01), respectively, for the same periods last year.

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Third Quarter Operational Highlights

- Tri-Vision announced the satisfactory settlement of all the remaining patent infringement lawsuits.
- Tri-Vision hired their new CFO.
- 10 more licenses were signed during the quarter, 6 for the U.S. market including Daewoo and BenQ.

Subsequent to Quarter's End

- Tri-Vision closed a $4 million bought deal equity financing with Wellington West Capital Markets.
- Continued V-chip licensing with 5 new licenses for the Canadian and/or U.S. Patents, including Japanese manufacturer Sanyo for the U.S.

market.
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Outlook

Looking forward, Mr. Siddiqui stated, "The outlook for the fiscal 2007 fourth quarter, which traditionally fares better than Q3, is for improved performance on a year-over-year basis. Further, our positive outlook remains for fiscal 2008, with particular emphasis on increases in our V-chip royalty revenue corresponding to the transition to digital television in the United States. Assuming manufacturers follow the U.S. Government digital tuner mandate, all television receivers in the U.S. will include digital television tuners by the end of fiscal 2008. As well, the U.S. will end analog television transmission February 17, 2009."

Webcast

Tri-Vision will be hosting a webcast tomorrow, February 8th at 2:30 pm ET to discuss the third quarter financial results. If you have a question you would like to ask of David Garland, CFO, please send an email prior to the webcast to: jeanny(at)chfir.com. To dial-in on the webcast, please visit: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1731620

About Tri-Vision

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

To receive Company news releases, please email ana(at)chfir.com and mention "TVL news" on the subject line.

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca.

This news release contains forward-looking statements, as defined in applicable legislation. The words "expect", "on track", "will" and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Tri-Vision to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Tri-Vision believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; effects of competition and product pricing pressures; government regulation; ability to adapt to industry changes; intellectual property risks; risks inherent in international operations; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Tri-Vision does not undertake to update any forward-looking statements, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the "Forward-Looking Statements" section of the Management Discussion and Analysis

Complete Financial Statements and Management's Discussion and Analysis will be filed and available on SEDAR at www.sedar.com by February 8th.

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TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

ASSETS	As at December 31 2006 $	As at March 31 2006 $ (Audited)
CURRENT		
Cash and cash equivalents	1,359,480	483,900
Interest bearing deposits	1,356,472	3,350,000
Accounts receivables	2,310,430	1,950,541
Inventories	1,616,679	951,250
Prepaid expenses	128,735	112,377
Taxes recoverable	80,870	61,918
	6,852,666	6,909,986
Restricted term deposits	2,841,856	2,296,983
Deferred development costs	1,105,307	1,235,807
Capital assets, net	2,239,521	2,308,249
V-Chip license and Patents, net	7,672,097	8,369,337
	20,711,447	21,120,362
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT		
Accounts payable and accrued liabilities	1,473,507	669,339
Customers' deposits	197,736	40,523
Government grants payable - current portion	90,000	120,000
Mortgage payable - current portion	141,548	134,580
	1,902,791	964,442
Government grants payable	160,066	187,688
Mortgage payable	492,991	599,244
	653,057	786,932
SHAREHOLDERS' EQUITY		
Capital stock	34,459,736	34,459,736
Contributed surplus	686,538	538,043
Deficit	(16,990,675)	(15,628,791)
	18,155,599	19,368,988
	20,711,447	21,120,362

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

(UNAUDITED)

	For three months ended December 31		For nine months ended December 31	
	2006	2005	2006	2005
	$	$	$	$
Revenue	2,749,199	1,234,707	6,160,242	5,400,360
Cost of sales	1,622,993	962,426	4,287,351	3,329,811
Gross profit	1,126,206	272,281	1,872,891	2,070,549
Selling, general and administrative expense	1,010,421	663,931	2,719,314	2,047,382
Research and development expense	158,362	192,452	465,812	576,701
	1,168,783	856,383	3,185,126	2,624,083
Loss before interest, foreign exchange gain (loss) and income taxes	(42,577)	(584,102)	(1,312,235)	(553,534)
Interest income	52,781	43,063	157,620	130,624
Interest expense	(29,401)	(14,987)	(50,423)	(38,086)
Foreign exchange gain (loss)	60,865	(13,780)	(32,783)	(100,246)
Income (loss) before income taxes	41,668	(569,806)	(1,237,821)	(561,242)
Provision for income tax	43,193	45,000	124,063	135,159
Net loss	(1,525)	(614,806)	(1,361,884)	(696,401)
Deficit, beginning of period	(16,989,150)	(12,860,517)	(15,628,791)	(12,778,922)
Deficit, end of the period	(16,990,675)	(13,475,323)	(16,990,675)	(13,475,323)
Net loss per share - basic	(0.00)	(0.01)	(0.02)	(0.01)
Net loss per share - diluted	(0.00)	(0.01)	(0.02)	(0.01)

Weighted average number of shares outstanding (000's) - basic	56,043	56,030	56,035	56,030
Weighted average number of shares outstanding (000's) - diluted	56,043	56,030	56,035	56,030

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For three months ended December 31		For nine months ended December 31	
	2006	2005	2006	2005
	$	$	$	$
OPERATING ACTIVITIES:				
Net loss	(1,525)	(614,806)	(1,361,884)	(696,401)
Add charges to operations not involving cash				
Compensation expense for options granted	65,995	-	148,495	49,500
Amortization of capital assets	27,639	27,915	85,925	78,611
Amortization of deferred development costs	43,500	96,780	130,500	290,340
Amortization of V-Chip license and patent	232,413	233,440	697,240	697,240
	368,022	(256,671)	(299,724)	419,290
Changes in non-cash working capital balance related to operations				
Account receivable	(344,731)	(288,109)	(359,889)	38,646
Inventories	(382,202)	(138,785)	(665,429)	(191,827)
Prepaid expenses	(62,050)	(34,209)	(16,458)	177
Accounts payable and accrued liabilities	1,016,363	(1,984)	804,266	(209,506)
Taxes payable (recoverable)	(7,500)	29,178	(19,951)	207,997
Customers' deposits	25,865	(24,738)	157,214	(117,669)

Cash flow provided by (used in) operating activities	613,767	(715,318)	(399,971)	147,108
INVESTING ACTIVITIES				
Restricted term deposits	(288,527)	(9,589)	(544,873)	(266,064)
Additions to capital assets	(731)	(102,323)	(16,197)	(117,800)
Interest bearing deposits	527,740	1,350,000	1,993,528	1,000,000
Cash flow provided by investing activities	238,482	1,238,088	1,432,458	616,136
CASH FLOW FROM FINANCING ACTIVITIES				
Repayment of Government grant	(19,548)	(25,055)	(57,622)	(70,607)
Repayment of mortgage payable	(33,900)	(280,013)	(99,285)	(342,059)
Cash flow used in financing activities	(53,448)	(305,068)	(156,907)	(412,666)
Net increase in cash and cash equivalents during the period	798,801	217,702	875,580	350,578
Cash and cash equivalents, beginning of period	560,679	1,351,023	483,900	1,218,147
Cash and cash equivalents, end of period	1,359,480	1,568,725	1,359,480	1,568,725

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%SEDAR: 00004162E

/For further information: CHF Investor Relations, Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com/
(TVL.)

CO: Tri-Vision International Ltd.

CNW 17:09e 07-FEB-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Cable Cable Inc. brings Tri-Vision's Think Broadband all-digital cable TV to Ontario's cottage country

SYMBOL: TVL

TORONTO, Feb. 6 /CNW/ - Tri-Vision International Ltd./Ltée (TSX:TVL) today announced that its wholly-owned subsidiary, Think Broadband Solutions Inc., will provide cable operator Cable Cable Inc. of Fenelon Falls and Kawartha Lakes Region of Ontario's cottage country with a complete all-digital DVB Standard cable television system. Think Broadband will provide Cable Cable Inc. with digital head-end, software and installation expertise as well as basic, high definition and PVR cable boxes. Cable Cable Inc. will be able to provide their customers with all the cable features and options usually available only in major cities.

"Finally, a technologically sound solution that does not have us married to the manufacturer's whim! We are fully independent from what has historically proven to be a financially burdening process," says Cable Cable Inc. General Manager Michael Fiorini. "Think Broadband has gone over and above in facilitating several issues that would have normally presented insurmountable hurdles to small operators like ourselves," added Fiorini.

"With the conditional access technology provided by Conax AS, we have been able to package a complete solution for independent cable operators in "non-urban" markets of Canada. We have been able to do it cost effectively, thanks to the DVB Open Standard which is already in operation in 76 countries, and which takes advantage of cost efficiencies available from the Asian set top box market," explained Think Broadband Vice President Marketing, Brent Smith.

Work on the Cable Cable All Digital Cable solution will begin immediately.

About Cable Cable Inc.

Cable Cable Inc. is a 24-year-old cable company serving about 3,700 customers in the Fenelon Falls and Kawartha Lakes region and has been providing high-speed Internet service over its HFC network since 1998. The Company also provides licensed Fixed Wireless Broadband Internet Access and Telephony services within the City of Kawartha Lakes and The Greater Peterborough Areas. To find out more about Cable Cable Inc. visit the company website at https://www.cablecable.net/

About Tri-Vision International Ltd/Ltée

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

Tri-Vision Electronics Inc. - Licenses V-chip globally and owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and 2,342,045. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp., and Conax. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

To receive Company news releases, please email ana(at)chfir.com and mention

"TVL news" on the subject line.

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit ur website at www.tri-vision.ca

%SEDAR: 00004162E E

/For further information: CHF Investor Relations: Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com/ (TVL.)

CO: Tri-Vision International Ltd.

CNW 10:00e 06-FEB-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision Third Quarter Webcast Notification

SYMBOL: TVL

TORONTO, Feb. 2 /CNW/ - Tri-Vision International Ltd./Ltée (TSX: TVL) announced that it will host a webcast next Thursday, February 8th at 2:30 p.m. ET to discuss the Company's third quarter results, which will be released on February 7, 2007 after 4:00 pm.

To access the webcast, please visit:

English Event URL:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1731620
French Event URL:
http://www.cnw.ca/fr/webcast/viewEvent.cgi?eventID(equal sign)1731620

If you have a question you would like to ask David Garland, CFO, please send an email prior to the webcast to: jeanny(at)chfir.com . The Company will make every effort to answer questions received in advance.

About Tri-Vision:

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

Tri-Vision Electronics Inc. - Licenses V-chip globally and owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and 2,342,045. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp. and Conax. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

To receive Company news releases, please email ana(at)chfir.com and mention "TVL news" on the subject line.

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca.
%SEDAR: 00004162E

/For further information: CHF Investor Relations: Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com/
(TVL.)

CO: Tri-Vision International Ltd.

CNW 10:00e 02-FEB-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision signs Harsper to V-chip licenses

SYMBOL: TVL

TORONTO, Jan. 16 /CNW/ - Tri-Vision International Ltd./Ltée (TSX: TVL) today announced that it has licensed United States Patent No. 5,828,402 (the '402 Patent) and Canadian Patent No. 2,179,474 to Harsper Co., Ltd. of Korea. The licenses cover the Harsper brand, and digital receivers manufactured for other brand name companies and are valid through the expiration of the patents in 2016.

Companies who have been licensed to the U.S. and/or Canadian Patents include: Sony, Hitachi, Sanyo, Pioneer, Philips, JVC, Panasonic, Sharp, LG Electronics, Samsung, Funai, Orion, Apex, Korat Denki, World, Eastech, Toshiba, eRAE, Seiko Epson, Xiamen, Shenzhen KXD, NewLane, Konka, TTE, Optoma, Coretronic, ViewSonic, Syntax-Brillian, NEC, AKAI, Chunghwa, Humax, Shinco, Jabil Circuit, LiteOn, Top Powersonic, Nakamichi, Emerson Radio, Esto, BenQ, Runco, Daewoo Tecwell, ProView, Redmond Group, and more. A number of other major corporations such as Dell Inc. have committed to selling televisions under Tri-Vision's license.

As part of the transition to a digital television broadcast system in the United States, the Federal Communications Commission (FCC) has mandated phased-in rules to ensure that the V-chip can respond to any rating system changes in all digital television receiver products by March 1, 2007. Tri-Vision's open V-chip (also known as V-chip 2.0) is the only known patented technology capable of accepting modified or new rating systems. The first phase of the FCC's ruling took effect on March 15, 2006.

About Tri-Vision:

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

Tri-Vision Electronics Inc. - Licenses V-chip globally and owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and 2,342,045. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp. and Conax. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

To receive Company news releases, please email ana(at)chfir.com and mention "TVL news" on the subject line.

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca.
%SEDAR: 00004162E

/For further information: CHF Investor Relations, Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com/
(TVL.)

CO: Tri-Vision International Ltd.

CNW 10:30e 16-JAN-07

News release via Canada NewsWire, Toronto 416-863-9350

RECEIVED

2007 MAY 17 A 10:

Attention Business Editors:
Tri-Vision Closes $4 Million Bought Deal Financing

SYMBOL: TVL

TORONTO, Jan. 11 /CNW/ - Tri-Vision International Ltd. (TSX: TVL) is pleased to announce that it has completed its previously announced bought deal financing with Wellington West Capital Markets Inc. The financing consisted of 3,077,000 units of the Company at a price of $1.30 per unit, for gross proceeds of $4,000,100. Each unit consists of one common share of the Company and one-half of one common share purchase warrant, with each whole warrant exercisable for an additional common share of the Company for a period of 18 months at a price of $1.60 per common share. Proceeds from this financing will be used to strengthen the treasury as well as for general working capital purposes.

The units were offered by way of a short form prospectus in the provinces of Alberta, British Columbia, Manitoba and Ontario and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale, would be unlawful.

About Tri-Vision:

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

<<

Tri-Vision Electronics Inc. - Licenses V-chip globally and owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and 2,342,045. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp. and Conax. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

>>

To receive Company news releases, please email ana(at)chfir.com and mention "TVL news" on the subject line.

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca.

%SEDAR: 00004162E

/For further information: CHF Investor Relations, Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com/
(TVL.)

CO: Tri-Vision International Ltd.

NW 09:34e 11-JAN-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision Signs BenQ to U.S. V-chip License

RECEIVED
2007 MAY 17 A 10:15

SYMBOL: TVL

TORONTO, Jan. 10 /CNW/ - Tri-Vision International Ltd./Ltée (TSX: TVL) today announced that it has licensed United States Patent No. 5,828,402 (the '402 Patent) to BenQ Corporation of Taiwan. The license is valid through the expiration of the patent in 2016. BenQ licensed Tri-Vision's Canadian V-chip Patent in October 2006.

Companies who have been licensed to the U.S. and/or Canadian Patents include: Sony, Hitachi, Sanyo, Pioneer, Philips, JVC, Panasonic, Sharp, LG Electronics, Samsung, Funai, Orion, Apex, Korat Denki, World, Eastech, Toshiba, eRAE, Seiko Epson, Xiamen, Shenzhen KXD, NewLane, Konka, TTE, Optoma, Coretronic, ViewSonic, Syntax-Brillian, NEC, AKAI, Chunghwa, Humax, Shinco, Jabil Circuit, LiteOn, Top Powersonic, Nakamichi, Emerson Radio, Esto, BenQ, Runco, Daewoo Tecwell, ProView, Redmond Group, and more. A number of other major corporations such as Dell Inc. have committed to selling televisions under Tri-Vision's license.

As part of the transition to a digital television broadcast system in the United States, the Federal Communications Commission (FCC) has mandated phased-in rules to ensure that the V-chip can respond to any rating system changes in all digital television receiver products by March 1, 2007. Tri-Vision's open V-chip (also known as V-chip 2.0) is the only known patented technology capable of accepting modified or new rating systems. The first phase of the FCC's ruling took effect on March 15, 2006.

About BenQ:

BenQ Corporation consists of three main business groups and units-Computing, Consumer Electronics, and Communications. Although these business groups and units encompass a broad range of products, each retains a focus on providing consumer-oriented solutions designed especially for the digital lifestyle. 2005 revenues exceeded US$5.07 billion dollars. For more information visit www.BenQ.com

About Tri-Vision:

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

Tri-Vision Electronics Inc. - Licenses V-chip globally and owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and 2,342,045. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp. and Conax. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

To receive Company news releases, please email ana(at)chfir.com and mention "TVL news" on the subject line.

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca.

%SEDAR: 00004162E

/For further information: CHF Investor Relations, Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com/ (TVL.)

CO: Tri-Vision International Ltd.

CNW 10:30e 10-JAN-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision signs Sanyo to U.S. V-chip license

SYMBOL: TVL

TORONTO, Jan. 3 /CNW/ - Tri-Vision International Ltd./Ltée (TSX: TVL) today announced that it has licensed United States Patent No. 5,828,402 (the '402 Patent) to SANYO TV International Corporation of the United States. The license is valid through the expiration of the patent in 2016. Sanyo Electric Company Limited of Japan licensed Tri-Vision's Canadian V-chip Patent in September of 2002.

"I am pleased to welcome this important brand to Tri-Vision's licensing family. Sanyo is the 40th U.S. Patent license signed in our ongoing licensing program," stated Tri-Vision C.E.O. Najmul Siddiqui. The Company's licensing team has contacted all the major brands and is in varying stages of negotiations with them. "With every new license awarded we gain ground on our mission to sign fully 100% of US products just as we have done here in Canada," Siddiqui added.

Companies who have been licensed to the U.S. and/or Canadian Patents include: Sony, Hitachi, Sanyo, Pioneer, Philips, JVC, Panasonic, Sharp, LG Electronics, Samsung, Funai, Orion, Apex, Korat Denki, World, Eastech, Toshiba, eRAE, Seiko Epson, Xiamen, Shenzhen KXD, NewLane, Konka, TTE, Optoma, Coretronic, ViewSonic, Syntax-Brillian, NEC, AKAI, Chunghwa, Humax, Shinco, Jabil Circuit, LiteOn, Top Powersonic, Nakamichi, Emerson Radio, Esto, BenQ, Runco, Daewoo Tecwell, ProView, Redmond Group and more. A number of other major corporations such as Dell Inc. have committed to selling televisions under Tri-Vision's license.

As part of the transition to a digital television broadcast system in the United States, the Federal Communications Commission (FCC) has mandated phased-in rules to ensure that the V-chip can respond to any rating system changes in all digital television receiver products by March 1, 2007. Tri-Vision's open V-chip (also known as V-chip 2.0) is the only known patented technology capable of accepting modified or new rating systems. The first phase of the FCC's ruling took effect on March 15, 2006.

About Sanyo Electric Co., Ltd. and its group:

Sanyo Electric Co., Ltd. is one of the world's leading electric and electronics companies specializing in multimedia and telecommunications, and has 228 related companies in Japan and other countries. Sanyo has its head office in Osaka, Japan and is valued at approximately US$3.51 billion. Sanyo Electric group annual revenues are approximately US$20.4 billion and employs over 100,000 people worldwide.

About Tri-Vision:

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

<<

Tri-Vision Electronics Inc. - Licenses V-chip globally and owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and 2,342,045. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp. and Conax. The division specializes in digital video system design and integration, in-country equipment sales and

supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

>>

To receive Company news releases, please email ana(at)chfir.com and mention "TVL news" on the subject line.

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca.

%SEDAR: 00004162E

/For further information: CHF Investor Relations, Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com/
(TVL.)

CO: Tri-Vision International Ltd.

CNW 09:00e 03-JAN-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision announces $4 million bought deal offering

/NOT FOR DISTRIBUTION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRE SERVICES/

TORONTO, Dec. 15 /CNW/ - TRI-VISION INTERNATIONAL LTD. - (TSX: TVL) - Tri-Vision International Ltd. (the "Corporation") today announced that it has entered into an agreement with Wellington West Capital Markets Inc. pursuant to which Wellington West has agreed to purchase 3,077,000 of units of the Corporation at a price of $1.30 per unit to raise aggregate gross proceeds of $4,000,100. Each unit will be comprised of one common share and one-half of a warrant to acquire a common share at a price of $1.60 for 18 months following the completion of the offering.

Najmul Siddiqui, Tri-Vision's CEO, stated, "The addition of this $4 million to the treasury will help in accelerating our US V-Chip licensing program. A strong working capital position is vital as we pursue licensing the V-chip to the remaining major brands and OEM suppliers around the world."

The units to be issued under this offering will be offered by way of a short-form prospectus in the provinces of Ontario, Alberta, British Columbia and Manitoba and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended.

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

The offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX Exchange and the securities regulatory authorities.

About Tri-Vision International Ltd.

Tri-Vision International Ltd. is a public company founded in 1986. Shares of the Company trade on Canada's TSX Exchange under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

Tri-Vision Electronics Inc. - Licenses V-chip globally and owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and 2,342,045. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp. and Conax. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca.

%SEDAR: 00004162E

/For further information: CHF Investor Relations, Jeanny So, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com/
(TVL.)

CO: Tri-Vision International Ltd.

NW 09:02e 15-DEC-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision resolves its last patent infringement lawsuit

TORONTO, Dec. 12 /CNW/ - Tri-Vision International Ltd./Ltée (TSX: TVL) today announced that all outstanding infringement claims outlined in its statement of claim issued against Jutan Limited Partnership, now known as the Redmond Group of Companies LP of Mississauga, have been resolved to the satisfaction of the Company. As a result, The Redmond Group has licensed Tri-Vision's Canadian Patent No. 2,179,474 that cover televisions imported for sale in Canada.

Tri-Vision's Canadian legal litigation firm, Lerners LLP, is in the process of discontinuing all actions in the Federal Court of Canada. Tri-Vision, as a last resort, had initiated legal claims against five companies: Toshiba, Thomson, Best Buy, The Brick and Jutan. All claims have now been successfully concluded to Tri-Vision's satisfaction and resulted in the issuance of direct or indirect V-Chip license agreements for Canadian Patent No. 2,179,474. While details of the settlements remain confidential, the agreements did include compensation for past infringement.

Mr. Najmul Siddiqui, CEO, commented, "Litigation is never desired but Tri-Vision's patent position demanded we address infringements on behalf of the Company and our shareholders. It is extremely gratifying that the claims have all been settled favorably."

Companies who have been licensed to the U.S. and/or Canadian Patents include: Sony, Hitachi, Sanyo, Pioneer, Philips, JVC, Panasonic, Sharp, LG Electronics, Samsung, Funai, Orion, Apex, Korat Denki, World, Eastech, Toshiba, eRAE, Seiko Epson, Xiamen, Shenzhen KXD, NewLane, Konka, TTE, Optoma, Coretronic, ViewSonic, Syntax-Brillian, NEC, AKAI, Chunghwa, Humax, Shinco, Jabil Circuit, LiteOn, Top Powersonic, Nakamichi, Emerson Radio, Esto, BenQ, Runco, Daewoo Tecwell, ProView and more. A number of other major corporations such as Dell Inc. have committed to selling televisions under Tri-Vision's license.

About Tri-Vision:

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

Tri-Vision Electronics Inc. - Licenses V-chip globally and owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and 2,342,045. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp. and Conax. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

To receive Company news releases, please email ana(at)chfir.com and mention "TVL news" on the subject line.

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca.

%SEDAR: 00004162E

/For further information: CHF Investor Relations, Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com/
(TVL.)

CO: Tri-Vision International Ltd.

NW 10:00e 12-DEC-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision awards U.S. V-chip license to Proview

TORONTO, Nov. 15 /CNW/ - Tri-Vision International Ltd./Ltée (TSX: TVL) today announced that it has licensed United States Patent No. 5,828,402 (the '402 Patent) to Proview Technology (Shenzhen) Co., Ltd., of China. The license is valid through the expiration of the patent in 2016.

Companies who have been licensed to the U.S. and/or Canadian Patents include: Sony, Hitachi, Sanyo, Pioneer, Philips, JVC, Panasonic, Sharp, LG Electronics, Samsung, Funai, Orion, Apex, Korat Denki, World, Eastech, Toshiba, eRAE, Seiko Epson, Xiamen, Shenzhen KXD, NewLane, Konka, TTE, Optoma, Coretronic, ViewSonic, Syntax-Brillian, NEC, AKAI, Chunghwa, Humax, Shinco, Jabil Circuit, LiteOn, Top Powersonic, Nakamichi, Emerson Radio, Esto, BenQ, Runco, Daewoo Tecwell and more. A number of other major corporations such as Dell Inc. have committed to selling televisions under Tri-Vision's license.

As part of the transition to a digital television broadcast system in the United States, the Federal Communications Commission (FCC) has mandated phased-in rules to ensure that the V-chip can respond to any rating system changes in all digital television receiver products by March 1, 2007. Tri-Vision's open V-chip (also known as V-chip 2.0) is the only known patented technology capable of accepting modified or new rating systems. The first phase of the FCC's ruling took effect on March 15, 2006.

About Proview Technology:

Proview Technology is among the world's top-five display devices producers, owning globally recognized house brands including PROVIEW and EMC. Proview commands a global retail-sales and distribution network covering 50 countries with strong leverage of its world-class manufacturing facilities in China, Taiwan and Brazil. It has an annual production capacity of 6 million units of CRT monitors, 13 million LCD monitors and 1.2 million flat digital TVs. For more information, please visit www.proview.com.

About Tri-Vision:

Tri-Vision International Ltd./Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

<<

Tri-Vision Electronics Inc. - Licenses V-chip globally and owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and 2,342,045. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp. and Conax. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

>>

To receive Company news releases, please email ana(at)chfir.com and mention "TVL news" on the subject line.

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca.

%SEDAR: 00004162E

/For further information: CHF Investor Relations, Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com/ (TVL.)

CO: Tri-Vision International Ltd.

CNW 10:00e 15-NOV-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Tri-Vision reports second quarter 2007 results

TORONTO, Nov. 10 /CNW/ - Tri-Vision International Ltd./Ltée (TSX: TVL) today reported its financial results for fiscal 2007's second quarter ended September 30, 2006.

Three months ended September 30, 2006, as compared to three months ended September 30, 2005, were:

<<

	Q2 2007	Q2 2006
Revenues	$ 1,628,927	$ 2,087,924
Cost of Sales	$ 1,439,722	$ 891,119
Gross Profit	$ 189,205	$ 1,196,805
EBITDA (loss)(x)	$ (720,236)	$ 379,895
Net income (loss)	$ (996,226)	$ 14,260
EPS (loss) - Basic	$ (0.02)	$ 0.00
EPS (loss) - Diluted	$ (0.02)	$ 0.00

Six months ended September 30, 2006, as compared to six months ended September 30, 2005, were:

	Q2 2007	Q2 2006
Revenues	$ 3,411,043	$ 4,165,653
Cost of Sales	$ 2,664,358	$ 2,367,385
Gross Profit	$ 746,685	$ 1,798,268
EBITDA (loss)(x)	$ (753,193)	$ 652,158
Net loss	$ (1,360,359)	$ (81,595)
EPS (loss) - Basic	$ (0.02)	$ 0.00
EPS (loss) - Diluted	$ (0.02)	$ 0.00

>>

(x) Earnings (loss) before interest, tax, depreciation, and amortization

Complete Financial Statements and Management's Discussion and Analysis have been filed and are available on SEDAR at www.sedar.com.

CEO Najmul Siddiqui stated "Despite results at the lower end of our expectations during the past six months, the Company has focused on the continuing development of the Think Broadband business, and the important US V-chip licensing campaign and I am satisfied by the progress made on both of these fronts. Our forecast for the remainder of the fiscal year is for increased revenues and improved margins over the first half of the year."

Revenues for the second quarter were $1.6 million as compared to $2.1 million for same quarter of the previous year. V-chip royalty revenues totaled $0.3 million for the second quarter, compared to $1.5 million (which included a one-time $0.9 million settlement) over the previous year. V-chip royalties were negatively impacted by a combination of factors during the traditionally low volume April to June time period reflected in this quarter. These factors included an oversupply of existing LCD product and difficulty by manufacturers in meeting compliance deadlines in the quarter following the FCC mandate taking effect. Additionally, the digital tuner mandate for televisions under 25 inches, which represents a substantial part of the existing market, does not take effect until March 2007. Management contends that signing 100% of the US market is a reasonable and realistic goal.

In the Company's fiscal second quarter 13 new licenses (2005 - [illegible] licenses) for the Canadian and/or the United States Patent were signed. In all, 19 licenses (2005 - 10 licenses) have been signed for one or both of the Company's two patents fiscal year to date. Tri-Vision is working with a number of newer licensees to assist their accounting departments to become familiar

with reporting procedures. This should result in a smooth reporting process by the Company's 4th quarter.

Cable equipment revenues were up by $0.7 million for the second quarter over the previous year and up 21% for the six-month period of this year. "This marks the turnaround for the Company in the area of cable sales directly contributable to Think Broadband Solutions' business success," commented Mr. Siddiqui. Most notably in the second quarter, Think Broadband sold its all-digital DVB Standard Cable Platform to a regional cable operator -- Nor-Del Cablevision Limited. Nor-Del's southwestern Ontario customers in the Norwich, Delhi, Waterford and Port Dover will employ Canada's Think Broadband's DVB Standard cable television system which is the first wholly-digital platform of its kind in Canada. Think Broadband's contract includes delivery of digital head end, software and installation expertise as well as basic, high definition and PVR cable boxes.

Second quarter gross profit was $0.2 million, representing a gross profit margin of 11%, which was down from 57% in the previous year. Gross profit for the six months was $0.7 million representing a gross profit margin of 22%, which was down from 43% over the previous year. Margins were constrained due to high start-up costs as Think Broadband established itself in the marketplace, but they are expected to improve. Selling, General & Administrative expenses grew somewhat while Research & Development expenses were lower, both of which were in line with expectations. Higher levels of sales activity have also incurred more travel expenses as Tri-Vision's sales force and licensing team have continued their pursuit of new contracts, largely in Asia, at a markedly more intense level than the previous year. Understandably so because the first phase of the FCC's mandated American market requirements took effect only on March 15th 2006 and since then it has fuelled the urgency on the part of manufacturers to license Tri-Vision's V-chip patent - the only open (modifiable) technology available to satisfy the mandate's requirements.

The second quarter recorded a net loss of $1.0 million compared to net income of $14,260 in the second quarter last year; and a net loss of $1.4 million for the six months compared to a net loss of $0.1 million for the same six months of last year. This represents a loss per share for the three and six months ended September 30, 2006, of $0.02 basic and fully diluted compared to nil in the same periods last year.

Mr. Siddiqui concluded "The outlook for fiscal 2007 continues to be good with revenue increases expected for Think Broadband and for noticeable improvements in royalty revenues expected during the second half of the fiscal year and beyond. Fiscal 2008's first half, in particular, will be fuelled by end of year television sales which is the market's strongest quarter for these sales."

About Tri-Vision

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

To receive Company news releases, please email Trivision(at)tri-vision.ca and mention "TVL news" on the subject line.

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca.

This news release contains forward-looking statements, as defined in applicable legislation. The words "expect", "on track", "will" and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Tri-Vision to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Tri-Vision believes it has a reasonable basis for making these

forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; effects of competition and product pricing pressures; government regulation; ability to adapt to industry changes; intellectual property risks; risks inherent in international operations; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Tri-Vision does not undertake to update any forward-looking statements, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the "Forward-Looking Statements" section of the Management Discussion and Analysis

%SEDAR: 00004162E

/For further information: CHF Investor Relations, Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com/
(TVL.)

CO: Tri-Vision International Ltd.

CNW 08:00e 10-NOV-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision signs V-chip license with Tecwell USA

SYMBOL: TVL

TORONTO, Nov. 1 /CNW/ - Tri-Vision International Ltd./Ltée (TSX: TVL) today announced that it has licensed United States Patent No. 5,828,402 (the '402 Patent) and Canadian Patent No. 1,179,474 (the '474 Patent) to Tecwell Inc., which does business as 'Akira' in the United States. The licenses are valid through the expiration of the patents in 2016.

To date, Tri-Vision has issued 82 licenses for its U.S. and/or Canadian Patents to companies which include: Sony, Hitachi, Sanyo, Pioneer, Philips, JVC, Panasonic, Sharp, LG Electronics, Samsung, Funai, Orion, Apex, Korat Denki, World, Eastech, Toshiba, eRAE, Seiko Epson, Xiamen, Shenzhen KXD, NewLane, Konka, TTE, Optoma, Coretronic, ViewSonic, Syntax-Brillian, NEC, AKAI, Chunghwa, Humax, Shinco, Jabil Circuit, LiteOn, Top Powersonic, Nakamichi, Emerson Radio, Esto, BenQ, Runco, Daewoo and more. A number of other major corporations such as Dell Inc. have committed to selling televisions under Tri-Vision's license.

As part of the transition to a digital television broadcast system in the United States, the Federal Communications Commission (FCC) has mandated phased-in rules to ensure that the V-chip can respond to any rating system changes in all digital television receiver products by March 1, 2007. Tri-Vision's open V-chip (also known as V-chip 2.0) is the only known patented technology capable of accepting modified or new rating systems. The first phase of the FCC's ruling took effect on March 15, 2006.

About Tri-Vision:

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

<<

Tri-Vision Electronics Inc. - Licenses V-chip globally and owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and 2,342,045. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp. and Conax. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

>>

To receive Company news releases, please email ana(at)chfir.com and mention "TVL news" on the subject line.

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca.

%SEDAR: 00004162E

/For further information: CHF Investor Relations, Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com/
(TVL.)

CO: Tri-Vision International Ltd.

CNW 10:00e 01-NOV-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision signs 80th V-chip license with Daewoo

Symbol: TVL

TORONTO, Oct. 25 /CNW/ - Tri-Vision International Ltd./Ltée (TSX: TVL) today announced that it has licensed United States Patent No. 5,828,402 (the '402 Patent) to Daewoo Electronics Corporation of Korea. To date, Tri-Vision has issued 80 licenses for its U.S. and/or Canadian Patents to companies which include: Sony, Hitachi, Sanyo, Pioneer, Philips, JVC, Panasonic, Sharp, LG Electronics, Samsung, Funai, Orion, Apex, Korat Denki, World, Eastech, Toshiba, eRAE, Seiko Epson, Xiamen, Shenzhen KXD, NewLane, Konka, TTE, Optoma, Coretronic, ViewSonic, Syntax-Brillian, NEC, AKAI, Chunghwa, Humax, Shinco, Jabil Circuit, LiteOn, Top Powersonic, Nakamichi, Emerson Radio, Esto, BenQ, Runcoand more. A number of other major corporations such as Dell Inc. have committed to selling televisions under Tri-Vision's license.

"I am pleased to welcome this major Korean Company to our licensing family," stated CEO Najmul Siddiqui. "Our US licensing campaign is proceeding according to our plan with 18 companies signed this year alone under US license for a total of 35 US licenses to date", Siddiqui added.

As part of the transition to a digital television broadcast system in the United States, the Federal Communications Commission (FCC) has mandated phased-in rules to ensure that the V-chip can respond to any rating system changes in all digital television receiver products by March 1, 2007. Tri-Vision's open V-chip (also known as V-chip 2.0) is the only known patented technology capable of accepting modified or new rating systems. The first phase of the FCC's ruling took effect on March 15, 2006.

About Tri-Vision:

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly- owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

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Tri-Vision Electronics Inc. - Licenses V-chip globally and owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and 2,342,045. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp. and Conax. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

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To receive Company news releases, please email ana(at)chfir.com and mention "TVL news" on the subject line.

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca.

%SEDAR: 00004162E

/For further information: CHF Investor Relations, Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079, ext. 225, Email: jeanny(at)chfir.com/
(TVL.)

CO: Tri-Vision International Ltd.

CNW 12:11e 25-OCT-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision signs five new V-chip licenses

SYMBOL: TVL

TORONTO, Oct. 17 /CNW/ - Tri-Vision International Ltd./Ltée (TSX: TVL) today announced that it has added five new licenses to its family of V-chip holders. The United States Patent No. 5,828,402 (the '402 Patent) has been awarded to NewLane Limited of Hong Kong, and to Esto Inc. of Korea. The Canadian Patent No. 2,179,474 (the '474 Patent) has been licensed to BenQ Corporation of Taiwan. Runco International Inc. of the United States has been licensed for both the Canadian and US Patents. The licenses are valid through the expiration of the patents in 2016. NewLane licensed Tri-Vision's Canadian Patent in May of 2005; Esto is expected to add a Canadian license shortly; and negotiations are underway with BenQ to include the US license.

"I am delighted to welcome these companies from four different countries to our international V-chip licensee family," stated Tri-Vision CEO Najmul Siddiqui. "This is further proof that progress continues toward our guiding goal to license all companies that offer digital television receivers for sale in the United States," Siddiqui added. To date, Tri-Vision has issued 79 licenses for its U.S. and/or Canadian Patents to companies which include: Sony, Hitachi, Sanyo, Pioneer, Philips, JVC, Panasonic, Sharp, LG Electronics, Samsung, Funai, Orion, Apex, Korat Denki, World, Eastech, Toshiba, eRAE, Seiko Epson, Xiamen, Shenzhen KXD, NewLane, Konka, TTE, Optoma, Coretronic, ViewSonic, Syntax-Brillian, NEC, AKAI, Chunghwa, Humax, Shinco, Jabil Circuit, LiteOn, Top Powersonic, Nakamichi, Emerson Radio and more. A number of other major corporations such as Dell Inc. have committed to selling televisions under Tri-Vision's license.

As part of the transition to a digital television broadcast system in the United States, the Federal Communications Commission (FCC) has mandated phased-in rules to ensure that the V-chip can respond to any rating system changes in all digital television receiver products by March 1, 2007. Tri-Vision's open V-chip (also known as V-chip 2.0) is the only known patented technology capable of accepting modified or new rating systems. The first phase of the FCC's ruling took effect on March 15, 2006.

About Tri-Vision:

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

Tri-Vision Electronics Inc. - Licenses V-chip globally and owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and 2,342,045. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp. and Conax. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

To receive Company news releases, please email ana(at)chfir.com and mention "TVL news" on the subject line.

<<

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca.

>>

%SEDAR: 00004162E

/For further information: CHF Investor Relations: Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com/ (TVL.)

CO: Tri-Vision International Ltd.

CNW 09:30e 17-OCT-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision appoints new CFO

SYMBOL: TVL

TORONTO, Oct. 2 /CNW/ - Tri-Vision International Ltd./Ltée (TSX: TVL) is pleased to announce the appointment of David Garland as its new Chief Financial Officer. The appointment is effective October 15, 2006. Mr. Garland replaces Khalid Usman who is leaving Tri-Vision to devote more time to his political activities. Mr. Usman recently announced his candidacy for Regional Councillor in the upcoming elections in the Town of Markham to be held on November 13, 2006.

Mr. Garland comes to Tri-Vision with a wealth of senior public company financial experience in the high-tech and licensing sectors. He most recently served as Vice President of Finance and Controller to TSX-listed Certicom Corp., a developer of wireless security software solutions. Mr. Garland's previous positions have included Vice-President and Controller, Delano Technology Corporation, Director of Finance, Software, PRI Automation (Canada) Inc. and Group Controller, PC DOCS International Inc. Mr. Garland holds a Masters of Accounting degree and CA, CPA and CMA designations.

"David Garland is an exceptionally talented young man with broad experience in the high tech industry, in licensing, and in international agreements," stated Tri-Vision CEO Najmul Siddiqui. "His public company and governance experience will be invaluable to Tri-Vision as the Company moves forward with its licensing and other corporate activities. I would like to thank Mr. Usman for the 20 years of solid counsel he has given the Company, initially as the Company's independent auditor and then as Chief Financial Officer. He will remain on the Board of Directors where his valuable contributions will continue." said Mr. Siddiqui.

Tri-Vision is also pleased to announce that Timothy Collings, inventor of the V-chip, and long time board member has agreed to serve as non-executive Chairman of the Board of Directors.

"We are thrilled that Mr. Collings has agreed to take on these significant additional responsibilities and look forward to his guidance and leadership to our Board of Directors," stated Mr. Siddiqui.

About Tri-Vision:

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

Tri-Vision Electronics Inc. - Licenses V-chip globally and owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and 2,342,045. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp., and Conax. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

To receive Company news releases, please email ana(at)chfir.com and mention "TVL news" on the subject line.

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca

%SEDAR: 00004162E

/For further information: CHF Investor Relations, Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com/ (TVL.)

CO: Tri-Vision International Ltd.

CNW 09:00e 02-OCT-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision licenses V-chip to Emerson

SYMBOL: TVL

TORONTO, Sept. 26 /CNW/ - Tri-Vision International Ltd./Ltée (TSX: TVL) today announced that it has licensed its V-chip technology under United States Patent No. 5,828,402 (the '402 Patent) and Canadian Patent No. 2,179,474 to Emerson Radio Macao Commercial Offshore Ltd. of China, which operates under the HH Scott brand. The license covers all digital receiver products produced for sale in the United States and Canada. The license is valid through the expiration of the patent in 2016.

To date, Tri-Vision has issued 71 licenses for its U.S. and/or Canadian Patents to companies which include: Sony, Hitachi, Sanyo, Pioneer, Philips, JVC, Panasonic, Sharp, LG Electronics, Samsung, Funai, Orion, Apex, Korat Denki, World, Eastech, Toshiba, eRAE, Seiko Epson, Xiamen, Shenzhen KXD, NewLane, Konka, TTE, Optoma, Coretronic, ViewSonic, Snytax-Brillian, NEC, AKAI, Chunghwa, Humax, Shinco, Jabil Circuit, LiteOn, Top Powersonic, Nakamichi and others. A number of other major corporations such as Dell Inc. have committed to selling televisions under Tri-Vision's license.

As part of the transition to a digital television broadcast system in the United States, the Federal Communications Commission (FCC) has mandated phased-in rules to ensure that the V-chip can respond to any rating system changes in all digital television receiver products by March 1, 2007. Tri-Vision's open V-chip (also known as V-chip 2.0) is the only known patented technology capable of accepting modified or new rating systems. The FCC ruling took effect on March 15, 2006.

About Emerson Radio (HH Scott):

Emerson Consumer Electronics designs, sources, imports, markets and licenses a variety of video products, including televisions, digital video disc, video cassette recorders and set top boxes, microwave ovens, audio, home theater systems and multi-media, house ware products, various accessories and specialty products. The Group has international operations in North and South America. The Group's trade names include 'EMERSON(R)' and 'HH SCOTT(R)'. www.emersonradio.com.

About Tri-Vision:

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

Tri-Vision Electronics Inc. - Licenses V-chip globally and owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and 2,342,045. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp. and Conax. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

To receive Company news releases, please email ana(at)chfir.com and mention "TVL news" on the subject line.

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca

%SEDAR: 00004162E

/For further information: CHF Investor Relations, Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com/ (TVL.)

CO: Tri-Vision International Ltd.

CNW 09:45e 26-SEP-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision Licenses V-Chip to Nakamichi

SYMBOL: TVL

TORONTO, Sept. 25 /CNW/ - Tri-Vision International Ltd./Ltée (TSX: TVL) today announced that it has licensed its V-chip technology under United States Patent No. 5,828,402 (the '402 Patent) and Canadian Patent No. 2,179,474 to Nakamichi Corporation Ltd. of Singapore. The license covers all digital receiver products produced for sale in the United States and Canada. The license is valid through the expiration of the patent in 2016.

To date, Tri-Vision has issued 69 licenses for its U.S. and/or Canadian Patents to companies which include: Sony, Hitachi, Sanyo, Pioneer, Philips, JVC, Panasonic, Sharp, LG Electronics, Samsung, Funai, Orion, Apex, Korat Denki, World, Eastech, Toshiba, eRAE, Seiko Epson, Xiamen, Shenzhen KXD, NewLane, Konka, TTE, Optoma, Coretronic, ViewSonic, Snytax-Brillian, NEC, AKAI, Chunghwa, Humax, Shinco, Jabil Circuit, LiteOn, Top Powersonic, and others. A number of other major corporations such as Dell Inc. have committed to selling televisions under Tri-Vision's license.

As part of the transition to a digital television broadcast system in the United States, the Federal Communications Commission (FCC) has mandated phased-in rules to ensure that the V-chip can respond to any rating system changes in all digital television receiver products by March 1, 2007. Tri-Vision's open V-chip (also known as V-chip 2.0) is the only known patented technology capable of accepting modified or new rating systems. The FCC ruling took effect on March 15, 2006.

About Nakamichi:

The Nakamichi name is synonymous with quality and innovation in acoustics and visual products. Founded in 1948 by Mr. Etsuro Nakamichi, it has delivered top-quality electronics products that incorporate sound, style and substance for over fifty years. Nakamichi home theatre systems received Consumer Electronics Association Innovation Awards in 2000, 2001 and 2002.

http://www.nakamichi.com/home.html

About Tri-Vision:

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

Tri-Vision Electronics Inc. - Licenses V-chip globally and owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and 2,342,045. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp., and Conax. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

To receive Company news releases, please email ana(at)chfir.com and mention "TVL news" on the subject line.

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca

%SEDAR: 00004162E

/For further information: CHF Investor Relations, Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com/ (TVL.)

CO: Tri-Vision International Ltd.

CNW 09:00e 25-SEP-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision licenses U.S. V-chip to Top Powersonic

SYMBOL: TVL

TORONTO, Sept. 19 /CNW/ - Tri-Vision International Ltd./Ltée (TSX: TVL) today announced that it has licensed its V-chip technology under United States Patent No. 5,828,402 (the '402 Patent) and Canadian Patent No. 2,179,474 to original equipment manufacturer Top Powersonic Co., Ltd. of Taiwan. The license covers all digital receiver products produced for sale in the United States and Canada. The license is valid through the expiration of the patent in 2016.

To date, Tri-Vision has issued 67 licenses for its U.S. and/or Canadian Patents to companies which include: Sony, Hitachi, Sanyo, Pioneer, Philips, JVC, Panasonic, Sharp, LG Electronics, Samsung, Funai, Orion, Apex, Korat Denki, World, Eastech, Toshiba, eRAE, Seiko Epson, Xiamen, Shenzhen KXD, NewLane, Konka, TTE, Optoma, Coretronic, ViewSonic, Snytax-Brillian, NEC, AKAI, Chunghwa, Humax, Shinco, Jabil Circuit, LiteOn and others. A number of other major corporations including Dell Inc., have committed to selling televisions under Tri-Vision's license.

As part of the transition to a digital television broadcast system in the United States, the Federal Communications Commission (FCC) has mandated phased-in rules to ensure that the V-chip can respond to any rating system changes in all digital television receiver products by March 1, 2007. Tri-Vision's open V-chip (also known as V-chip 2.0) is the only known patented technology capable of accepting modified or new rating systems. The FCC ruling took effect on March 15, 2006.

About Top Powersonic:

Established in 2002 as the LCD Multi-Media Display arm of the established [illegible]eron Corporation of Taiwan, the Company boasts five fully functioning R&D teams and several mass production assembly lines. The Company offers 18 LCD television models ranging in size from 15 to 47 inches.

About Tri-Vision:

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

Tri-Vision Electronics Inc. - Licenses V-chip globally and owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and 2,342,045. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp., and Conax. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

To receive Company news releases, please email ana(at)chfir.com and mention "TVL news" on the subject line.

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca.

%SEDAR: 00004162E

/For further information: CHF Investor Relations, Jeanny So, Broker

Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com/
(TVL.)

O: Tri-Vision International Ltd.

CNW 10:30e 19-SEP-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision's Think Broadband sells Canada's first all-digital DVB standard cable platform to Nor-Del Cablevision

SYMBOL: TVL

TORONTO, Sept. 18 /CNW/ - Tri-Vision International Ltd./Ltée (TSX:TVL) today announced that its wholly-owned subsidiary, Think Broadband Solutions Inc., will provide cable operator Nor-Del Cablevision Limited in the Norwich, Delhi, Waterford, & Port Dover areas of southwestern Ontario with Canada's first all-digital DVB Standard cable television system. Think Broadband will provide Nor-Del with digital head end, software and installation expertise as well as basic, high definition and PVR cable boxes. The Nor-Del package will provide customers in the southwestern Ontario communities with all the cable features and options usually only available in major cities, and will be a standard for small and medium-size digital cable systems in Canada.

"Until Think Broadband approached us with this fully integrated DVB solution, it was simply not economically feasible to provide cable customers outside major cities with high definition television, Pay Per View, Video On Demand, Interactive Channel Guides, and the other features only associated with big city cable," said Nor-Del Founder, Glenn Baxter. "I am honoured to take a leadership role in providing the very best of the digital television revolution to my customers in southwestern Ontario. We can now provide the same service cable customers receive in Montreal, Toronto or Vancouver. This is the future for small cable operations," Baxter added.

Think Broadband has partnered with Conax AS of Norway, to bundle a full function digital cable platform using the internationally adopted DVB-Cable Open Standard conditional access system. "It is with great pleasure that we enter the Canadian market through our partnership with Think Broadband, by offering our DVB broadcast security technology to the forward-looking operator Nor-Del Cablevision. This is a breakthrough for Conax in Canada, as well as a breakthrough for the many small and medium-sized cable operators looking to offer a wide variety of options and additional features to their subscribers in a cost effective way", says Geir Bjorndal, COO and VP Sales & Marketing of Conax.

"With the technology development help of Conax AS we have been able to package a complete solution for independent cable operators in "non-urban" markets of Canada, and we have been able to do it cost effectively thanks to the DVB Open Standard which is already in operation in 35 countries, we will take advantage of the cost efficiencies available in the Asian set top box market," explained Think Broadband Vice President Marketing, Brent Smith.

Work on the Nor-Del Cablevision All Digital Cable solution will begin immediately.

About Nor-Del Cablevision Ltd.

Founded in 1979 by Glenn I. Baxter, a former President of the Ontario Cable Telecommunications Association, Nor-Del Cablevision provides cable services and High Speed Internet to the Norwich, Otterville, Delhi, Port Dover and Waterford communities in southwestern Ontario. The privately owned and family operated business also provides high-speed wireless Internet to the rural customers in its service area.
http://www.nor-delcable.com/pages.php?section(equal sign)index

About Conax AS

Conax is a leading supplier of state-of-the-art conditional access solutions for digital TV, offering content protection for broadcasting via all kind of networks. As a pioneer in the field of conditional access, Conax is a globally oriented player, with a solid base of clients in 60 countries. The headquarters are in Oslo, Norway. Conax has subsidiaries in USA and India and Germany, and sales & support offices in Singapore, China, South Korea, Brazil

and Canada. Conax is ISO 9001 and BS7799 certified. http://www.conax.com

About Tri-Vision International Ltd/Ltée

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

Tri-Vision Electronics Inc. - Licenses V-chip globally and owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and 2,342,045. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp., and Conax. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

To receive Company news releases, please email ana(at)chfir.com and mention "TVL news" on the subject line.

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca

%SEDAR: 00004162E

/For further information: please contact: CHF Investor Relations, Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com/

(TVL.)

CO: Tri-Vision International Ltd.

CNW 09:00e 18-SEP-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Tri-Vision reports first quarter 2007 results

TORONTO, Aug. 14 /CNW/ - Tri-Vision International Ltd./Ltée (TSX: TVL) today reported its financial results for fiscal 2007's first quarter ended June 30, 2006.

Three months ended June 30, 2006, as compared to three months ended June 30, 2005, were:

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		Q1 2007		Q1 2006
Revenues	$	1,782,116	$	2,077,729
Cost of Sales	$	1,224,636	$	1,476,266
Gross Profit	$	557,480	$	601,463
EBITDA(x)	$	(32,957)	$	(272,893)
Net (Loss)	$	(364,133)	$	(95,855)
EPS (Basic)	$	(0.006)	$	(0.002)
EPS (Diluted)	$	(0.006)	$	(0.002)

(x) Earnings (loss) before interest, tax, foreign exchange loss, and amortization

>>

Complete Financial Statements and Management's Discussion and Analysis have been filed and are available on SEDAR at www.sedar.com.

CEO Najmul Siddiqui stated "We continue to make significant progress in our core business areas and the outlook remains promising. Performance during the first quarter exhibited the normal cyclical downturn in sales for both areas during the months of April, May and June. The 42 percent increase in V-chip revenues during the quarter provides an indication of the very early positive results of the Company's U.S. V-chip licensing success. During the quarter the Company strengthened cash and cash equivalents, and increased inventories. Cash flow from operations remained healthy at $235,131 for the three months."

Tri-Vision continues to work at maintaining a leadership role in digital V-chip technology. Mr. Siddiqui noted "We were particularly gratified late in the first quarter that a new Canadian patent for our Universal Media Ratings Selector was granted. This patent provides for a new method to control the playing/viewing of media that encodes age-based ratings selectors embedded in the media. This patent provides the kind of parental control flexibility expected in North America and needed in Europe where digital receivers can access programming from many countries in multiple languages. Contained in a single easy-to-use age-based interface, the UMRS provides the kind of simplicity needed in an international environment." Duplicate patent applications for the UMRS have also been filed in the United States and in Europe.

Revenues for the first quarter were $1,782,116 as compared to $2,077,729 for first quarter of the previous year. Management attributes the decline in revenues predominantly to the continuing shift in the CATV marketplace from analog to digital cable systems. In the previous year, Tri-Vision had higher sales based on analog systems. Since then the market has been shifting to more digital-based products and Tri-Vision has re-positioned its place in the market through the establishment of the Think Broadband Solutions' subsidiary. In a very short period of time Think Broadband made excellent in-roads in the digital arena by establishing a number of key distribution agreements.

Think Broadband's major highlight of the first quarter was the award of exclusive distributor rights to the Company by PCT North America LLC of the United States. PCT specializes in the design, development, manufacturing and the worldwide distribution of CATV, multimedia, communication and RF drop products for broadband communication networks. Think Broadband will distribute

the full line of PCT products including connectors, multimedia taps and power distribution units, digital splitters, multimedia drop amplifiers, fiber optic actives, CWDM media converters, and EQ link optical Ethernet, throughout Canada.

First quarter gross profit was $557,480, representing a gross profit margin of 31.3% which was up from fiscal 2006's first quarter gross profit margin of 28.9%. Selling, General & Administrative expenses grew 30% over the same period in the previous year as a result of increased sales activity and growing travel expenses incurred by the new sales force and licensing team that have been pursuing new contracts, largely in Asia, at a much more intense level than last year. This was expected as a result of the FCC's newly mandated American market requirements taking effect on March 15th 2006 that fuelled more urgency on the part of manufacturers to license Tri-Vision's V-chip patent.

The first quarter recorded a net loss of $364,113 compared to a net loss of $95,855 in the same period last year. This corresponds to a loss per share of $0.006 basic and fully diluted for the quarter compared to a loss per share of $0.002 basic and fully diluted in the previous year.

In the first quarter another 3 US licenses and 3 Canadian licenses were finalized. It is important to note that for those awards of US licenses that are finalized after the FCC's deadline of March 15, 2006, and thereafter, the Tri-Vision license requires the companies to pay royalties retroactively from March 15, 2006, on units shipped into the USA.

Management contends that, although it will take possibly another eighteen months, signing 100% of the US market is a reasonable and realistic goal for the Company.

Mr. Siddiqui concluded "The outlook for fiscal 2007 is positive with revenue increases expected for Think Broadband spurred by its value-added CATV services and for noticeable improvements in royalty revenues expected during the second half of the fiscal year."

About Tri-Vision

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

To receive Company news releases, please email Trivision(at)tri-vision.ca and mention "TVL news" on the subject line.

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca

This news release contains forward-looking statements, as defined in applicable legislation. The words "expect", "on track", "will" and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Tri-Vision to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Tri-Vision believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; effects of competition and product pricing pressures; government regulation; ability to adapt to industry changes; intellectual property risks; risks inherent in international operations; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Tri-Vision does not undertake to update any forward-looking statements, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the "Forward-Looking Statements" section of the Management Discussion and Analysis.

%SEDAR: 00004162E

/For further information: CHF Investor Relations, Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com/
(TVL.)

CO: Tri-Vision International Ltd.

CNW 08:38e 14-AUG-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision licenses U.S. V-chip to Syntax-Brillian Corp.

SYMBOL: TVL

TORONTO, Aug. 1 /CNW/ - Tri-Vision International Ltd./Ltée (TSX:TVL) today announced that it has licensed its V-chip technology under United States Patent No. 5,828,402 (the '402 Patent) to Syntax-Brillian Corporation, Digimedia Technology Co., Ltd., and Taiwan Kolin Company. The license covers all digital receiver products produced for sale in the United States. The license is valid through the expiration of the patent in 2016. Syntax-Brillian licensed the Company's Canadian Patent in February of this year.

In Tri-Vision's growing licensee family 28 companies have been awarded a U.S. License. Other companies which have acquired V-chip licenses for Tri-Vision's U.S. '402 Patent include: LG Electronics, Hitachi, Sharp, Pioneer, Funai, Orion, Korat Denki, World Electric, Eastech, Erae Electronics, Seiko Epson, Shenzhen KXD, Optoma, Coretronic, Akai, Chunghwa, NEC, Humax, Viewsonic, Shinco, Lite-On and a number of major corporations, including Dell Inc., have committed to selling televisions under Tri-Vision's license.

As part of the transition to a digital television broadcast system in the United States, the Federal Communications Commission (FCC) has mandated phased-in rules to ensure that the V-chip can respond to any rating system changes in all digital television receiver products by March 1, 2007. Tri-Vision's open V-chip (also known as V-chip 2.0) is the only known patented technology capable of accepting modified or new rating systems. The FCC ruling took effect on March 15, 2006.

About Syntax-Brillian Corporation:

Syntax-Brillian Corporation (www.syntaxbrillian.com) is one of the world's leading manufacturers and marketers of LCD and LCoS(TM) HDTVs and digital entertainment products. The Company's lead products include its Olevia brand (www.olevia.com) of widescreen HDTV Ready and HD-built-in LCD TVs -- one of the fastest growing global TV brands -- and its Gen II LCoS(TM) 720p and 1080p rear-projection HDTVs for the high-end video/audio market. Syntax-Brillian's global supply chain, Asian operations and North American sales channels position the Company as a market leader in consumer and high-end HDTV and digital entertainment products.

About Tri-Vision:

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

To receive Company news releases, please email Trivision(at)tri-vision.ca and mention "TVL news" on the subject line.

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca
%SEDAR: 00004162E

/For further information: CHF Investor Relations, Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com/
(TVL.)

CO: Tri-Vision International Ltd.

CNW 14:00e 01-AUG-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention News Editors:
Tri-Vision licenses U.S. V-chip to Lite-On

SYMBOL: TVL

TORONTO, July 19 /CNW/ - Tri-Vision International Ltd./Ltée (TSX:TVL) today announced that it has licensed its V-chip technology under United States Patent No. 5,828,402 (the '402 Patent) to original equipment manufacturer Lite-On Technology Corporation of Taiwan. The license covers all digital receiver products produced for sale in the United States. The license is valid through the expiration of the patent in 2016.

In Tri-Vision's growing licensee family, Lite-On is the 27th company to be awarded a U.S. License. Other companies which have acquired V-chip licenses for Tri-Vision's U.S. '402 Patent include: LG Electronics, Hitachi, Sharp, Pioneer, Funai, Orion, Korat Denki, World Electric, Eastech, Erae Electronics, Seiko Epson, Shenzhen KXD, Optoma, Coretronic, Akai, Chunghwa, NEC, Humax, Viewsonic, Shinco, and a number of major corporations, including Dell Inc., have committed to selling televisions under Tri-Vision's license.

As part of the transition to a digital television broadcast system in the United States, the Federal Communications Commission (FCC) has mandated phased-in rules to ensure that the V-chip can respond to any rating system changes in all digital television receiver products by March 1 2007. Tri-Vision's open V-chip (also known as V-chip 2.0) is the only known patented technology capable of accepting modified or new rating systems. The FCC ruling took effect on March 15, 2006.

About Lite-On:

Lite-On Technology Corporation is listed on the Taiwan Stock Exchange (TSEC) under the symbol LTC. The Company's 2005 Annual Report shows sales of US$6.8 billion and market capitalization of approximately US$3.5 billion. To find out more about Lite-On visit the company website at www.liteon.com

About Tri-Vision:

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

To receive Company news releases, please email Trivision(at)tri-vision.ca and mention "TVL news" on the subject line.

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca.

%SEDAR: 00004162E

/For further information: CHF Investor Relations, Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com/
(TVL.)

CO: Tri-Vision International Ltd.

CNW 10:00e 19-JUL-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Tri-Vision Reports Year End Results for Fiscal 2006; Awarded a Record 27 New Licenses for V-chip Patents in the Year

SYMBOL: TVL

TORONTO, June 29 /CNW/ - Tri-Vision International Ltd./Ltee. (TSX: TVL) today announced financial results for the fiscal year and fourth quarter ended March 31, 2006.

Najmul Siddiqui, CEO, commented "The year end results were in line with our expectations, and the Company is well positioned to execute on its business plan going forward. Tri-Vision has proven that it can license its V-chip technology in the United States as it has done in Canada."

"Performance for fiscal 2006 can be described as a year for investment and transition," stated Mr. Khalid Usman, CFO, "The investment was in Tri-Vision's V-chip licensing efforts which resulted in awarding 12 new US licenses and 15 new Canadian licenses; and the transition occurred as the Company coped with the shift in the marketplace to digital broadcasting. We are continuing to focus our efforts on licensing opportunities for the V-chip in the United States, having already awarded licenses covering one-third of the US market." The Company has re-positioned its core business to enable an ongoing flow of substantial revenue from Canadian Cable Companies.

<<

Three months ended March 31, 2006, as compared to three months ended March 31, 2005, were:

	Q4 2006	Q4 2005
Revenues	$ 1,390,734	$ 1,717,240
Cost of Sales	$ 1,537,190	$ 1,397,137
Gross Profit (Loss)	$ (146,456)	$ 320,103
EBITDA(x)	$ 321,700	$ (352,902)
Net Income (Loss)(xx)	$ (2,153,468)	$ (981,821)
EPS (Basic & Diluted)	$ (0.038)	$ (0.018)

Twelve months ended March 31, 2006, as compared to months ended March 31, 2005, were:

	Year End 2006	Year End 2005
Revenues	$ 6,791,094	$ 7,845,214
Cost of Sales	$ 4,867,001	$ 4,985,786
Gross Profit	$ 1,924,093	$ 2,859,428
EBITDA(x)	$ 90,711	$ 798,048
Net Income (Loss)(xx)	$ (2,849,869)	$ (1,215,332)
EPS (Basic & Diluted)	$ (0.050)	$ (0.022)

(x) Earnings before interest, tax, depreciation and amortization
(xx) Includes non-cash items of $1,822,000 amortization and $284,000 for compensation expense for option grants

>>

Total revenues for the fiscal year ended March 31, 2006, were $6,791,094 representing a decrease of 13.4% over revenues of $7,845,214 recorded in the previous fiscal year. While royalty revenues were improved 9.6% for the year to $2,418,000 from $2,206,000 as a result of increased royalties under the Canadian licenses, revenues in the Company's CATV business decreased 22.4% over the previous year. While EBITDA for the fourth quarter was remarkably improved over the corresponding quarter in fiscal 2005, EBITDA for the twelve months was $91,711. The net loss for fiscal 2006 was $2,849,869, and is largely attributable to a decline in analog/CATV-revenues, non-cash items including amortization of capital assets ($1.82 million) and compensation

expense for option grants ($284,000).

The fourth quarter represented the most intense period of licensing activity for Tri-Vision thus far. Increased costs associated with these negotiations involved travel throughout Japan, China and other Asian countries, and legal consultations and meetings to progress licensing efforts. Understandably, these fourth quarter costs were higher than any previous quarter.

In the fourth quarter alone, 16 licenses were finalized and subsequent to the year end 5 licenses were awarded. For those awards of US licenses that were finalized after the Federal Communications Commission's deadline of March 15, 2006, and thereafter, the licenses require the companies to pay royalties retroactively from March 15, 2006, on units shipped in/to the USA in order to be awarded a Tri-Vision patent license. Tri-Vision is not aware of any known comparable patents for their V chip technology that television manufacturers could use in its place - which is why Management is optimistic that signing 100% of the US market is a reasonable goal for the Company.

Management contends that revenues in both core businesses, licensing and CATV, have been affected by the distinctive shift occurring in the marketplace from analog to an all digital broadcast system throughout North America scheduled to be completed in fiscal 2007.

- Manufacturers are in the process of winding down lower priced analog television production and pushing out analog inventory to ramp up digital television (DTV) manufacturing which includes Tri-Vision's V-chip. Significant increases in demand and corresponding increases revenues are expected as with the changeover.
- The CATV business line, which previously had been a strong performer, has had lower product sales and pricing, increased material costs and higher staffing costs contribute to the lower performance. However, the leadership that Sat Gil, Vice President Operations, and Brent Smith, Vice President, Sales and Marketing, have contributed to Think Broadband Solutions since their hire in July 2005 is remarkable and innovative. In a very short time, they have established a number of key distribution agreements and favourable supply deals to form new revenue streams by providing added value products to cable operators with sustainable profit margins, results of which will be noted in fiscal 2007.

Mr. Siddiqui concluded "The outlook for fiscal 2007 is positive with revenue increases expected for Think Broadband with the recent established of its value-added CATV services and for noticeable improvements in royalty revenues during the second half of the fiscal year."

The audited consolidated financial statements of the Company for fiscal 2006 and related Management Discussion and Analysis have been filed on SEDAR and will be available for viewing at www.sedar.com by Friday, June 30, 2006.

This news release contains forward-looking statements, as defined in applicable legislation. The words "expect", "on track", "will" and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Tri-Vision to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Tri-Vision believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; effects of competition and product pricing pressures;

government regulation; ability to adapt to industry changes; intellectual property risks; risks inherent in international operations; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Tri-Vision does not undertake to update any forward-looking statements, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the "Forward-Looking Statements" section of the 2006 Management Discussion and Analysis dated June 21, 2006.

Tri-Vision International Ltd/Ltée

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

Tri-Vision Electronics Inc. - Owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and licenses V-chip globally. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp. and Samsung specializes in in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

To receive Company news releases, please email Trivision(at)tri-vision.ca and mention "TVL news" on the subject line.
%SEDAR: 00004162E

/For further information: CHF Investor Relations, Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com; To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri vision.ca/
(TVL.)

CO: Tri-Vision International Ltd.

CNW 16:02e 29-JUN-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision licenses U.S. V-chip to LG Electronics

SYMBOL: TVL

TORONTO, June 13 /CNW/ - Tri-Vision International Ltd./Ltée (TSX:TVL) today announced that it has licensed its V-chip technology under United States Patent No. 5,828,402 (the '402 Patent) to the world's largest Plasma manufacturer, LG Electronics Inc. of Korea (LGE). The license covers all LGE digital receiver products produced for sale in the United States. The license is valid through the expiration of the patent in 2016.

"To have the support of one of the world's largest and fast growing electronics giants is another strong indicator that Tri-Vision is well on the road to accomplishing its goal of licensing all digital receivers sold in the USA," stated Tri-Vision C.E.O. Najmul Siddiqui. "The addition of LG to our US licensee family raises to approximately one third the percentage of digital televisions to be sold in the USA under our license. With our continuing licensing efforts we expect that eventually 100% of digital receivers in the United States will be sold under our V-chip License," Siddiqui added.

Companies which have acquired V-chip licenses for Tri-Vision's U.S. '402 Patent include: LG Electronics, Hitachi, Sharp, Pioneer, Funai, Orion, Korat Denki, World Electric, Eastech, Erae Electronics, Seiko Epson, Shenzhen KXD, Optoma, Coretronic, Akai, Chunghwa, NEC, Humax, Viewsonic, Shinco and many others.

As part of the transition to a digital television broadcast system in the United States, the Federal Communications Commission (FCC) has mandated new rules to ensure that the V-chip can respond to any rating system changes in all digital television receiver products. Tri-Vision's open V-chip (also known as V-chip 2.0) is the only known patented technology capable of accepting modified or new rating systems. The FCC ruling took effect on March 15, 2006.

About LG Electronics, Inc.

LG Electronics, Inc., (KSE: 06657.KS) is a leader in consumer electronics and mobile communications. The company has more than 72,000 employees working in 77 subsidiaries and marketing units around the world. LG Electronics is the world's largest producer of CDMA handsets, optical storage devices, residential air conditioners and home theater systems. With total revenue of more than US$35 billion (consolidated US$45 billion), LG Electronics is comprised of four business units: Mobile Communications, Digital Appliance, Digital Display and Digital Media. LG Electronics Digital Display Company provides core technologies for cutting-edge digital products and is a world leader in digital display products including Plasma TV, LCD TV and Monitors, and HDTV (high-definition televisions). For more information please visit www.lge.com.

Tri-Vision International Ltd/Ltée

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

Tri-Vision Electronics Inc. - Owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and licenses V-chip globally. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp. and Samsung specializes in in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

To receive Company news releases, please email Trivision(at)tri-vision.ca and mention "TVL news" on the subject line.

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri vision.ca.

%SEDAR: 00004162E

/For further information: CHF Investor Relations, Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com/
(TVL.)

CO: Tri-Vision International Ltd.

CNW 08:00e 13-JUN-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision adds to Patent Portfolio

SYMBOL: TVL

TORONTO, June 7 /CNW/ - Tri-Vision International Ltd./Ltée (TSX:TVL) today announced that Patent number 2,342,045 (the '045 Patent) has been issued to the Company by the Canadian Intellectual Property Office. The '045 Patent, entitled "UNIVERSAL MEDIA RATINGS SELECTOR", is a method and apparatus for controlling the playing/viewing of media using an age-based selection process for ratings codes embedded in the media. The Patent has also been filed in the United States and in Europe.

"Tri-Vision is moving to maintain the Company's leadership role in digital V-chip technology," said Tri-Vision C.E.O. Najmul Siddiqui. "This patent provides the kind of parental control flexibility expected in North America and needed in Europe where digital receivers can access programming from many countries in multiple languages," Siddiqui added.

Professor Tim Collings, inventor of the V-chip said he expects the '045 Patent to find its true potential in Internet Protocol Television (IPTV) in computer-based home entertainment hubs and in digital mobile multimedia. "This is an important Patent, which deals particularly with a single easy-to-use age-based interface, that provides the kind of simplicity needed in an international environment," said Professor Collings.

Tri-Vision has worldwide rights to market United States Patent No. 5,828,402 (the '402 Patent) and Canadian Patent No. 2,179,474 (the '474 Patent). A total of 36 licenses have been awarded for the '474 Patent to companies representing nearly 100% of televisions sold in Canada. At present, 25 licenses have been awarded for the '402 Patent to companies including Sharp, Hitachi, Pioneer, Funai, Akai, NEC and Seiko Epson. Tri-Vision is in the midst of a comprehensive U.S. licensing campaign that has seen nine licenses issued in the first five months of this year based on the transition to a digital television broadcast system in the United States.

About Tri-Vision International Ltd/Ltée

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

Tri-Vision Electronics Inc. - Owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patents No. 2,179,474 and No. 2,342,045 and licenses V-chip globally. This subsidiary also markets Data Video Distribution System, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, Andrew Corp., PCT North America and Samsung and specializes in in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

To receive Company news releases, please email Trivision(at)tri-vision.ca and mention "TVL news" on the subject line.

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca.

%SEDAR: 00004162E

/For further information: CHF Investor Relations, Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com/
(TVL.)

CO: Tri-Vision International Ltd.

CNW 09:00e 07-JUN-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision awards V-chip license to Shinco

SYMBOL: TVL

TORONTO, May 30 /CNW/ - Tri-Vision International Ltd./Ltée (TSX:TVL) today announced that it has licensed its United States Patent No. 5,828,402 and Canadian Patent No. 2,179,474 to Jiangsu Shinco Digital Technology Co., Ltd. of China. The V-chip licenses are valid through the expiration of the patent in 2016.

"We are pleased to welcome Jiangsu Shinco to our rapidly expanding family of US licensees," stated Tri-Vision C.E.O. Najmul Siddiqui. "The digital electronics industry is changing rapidly with an explosion of manufacturing capability in China. Shinco signing with Tri-Vision is yet another example showing how Tri-Vision is being recognized by these new major players in the world marketplace."

Companies which have acquired V-chip licenses for Tri-Vision's Canadian Patent No. 2,179,474 and/or U.S. Patent No. 5,828,402 include: Sony, Hitachi, Sanyo, Philips, JVC, Matsushita, Sharp, Pioneer, Apex Digital, Samsung, LG Electronics, Funai, Orion, Toshiba, Eastech, Erae Electronics, Seiko Epson, Shenzhen KXD, Newlane, Xiamen, Konka, Optoma, Coretronic, ViewSonic, TTE, Syntax-Brillian, NEC, Akai, Chunghwa, NEC, Humax and many others. Licenses have been awarded to almost 40-percent of those companies who had notified Tri-Vision earlier this year of their intention to acquire the US license, and work continues to complete the licensing agreements for the remaining entities.

As part of the transition to a digital television broadcast system in the United States, the Federal Communications Commission (FCC) has mandated new rules to ensure that the V-chip can respond to any rating system changes in all digital television receiver products. Tri-Vision's open V-chip (also known as V-chip 2.0) is the only known, patented technology capable of accepting modified or new rating systems. The FCC ruling took effect March 15, 2006.

About Tri-Vision International Ltd/Ltée

Tri-Vision International Ltd/Ltée is a public company founded in 1986 Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

Tri-Vision Electronics Inc. - Owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and licenses V-chip globally. This subsidiary also markets Data Video Distribution System, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, Andrew Corp., PCT North America and Samsung and specializes in in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities

To receive Company news releases, please email Trivision(at)tri-vision.ca and mention "TVL news" on the subject line.

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca.
%SEDAR: 00004162E

/For further information: Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com/
(TVL.)

CO: Tri-Vision International Ltd.

CNW 09:00e 30-MAY-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision awards V-chip license to second Chinese OEM/ODM manufacturer

SYMBOL: TVL

TORONTO, May 24 /CNW/ - Tri-Vision International Ltd./Ltée (TSX:TVL) today announced that it has licensed its United States Patent No. 5,828,402 and Canadian Patent No. 2,179,474 to a second large original equipment manufacturer (OEM) in China, representing a financial change to the Company. The names of these OEMs have not been disclosed by agreement with Tri-Vision. The V-chip licenses are valid through the expiration of the patent in 2016.

"Signing both these Chinese OEMs is very satisfying for us," stated Tri-Vision CEO Najmul Siddiqui. "While we cannot name the licensees, it is our hope that our shareholders will recognize the significant forward momentum Tri-Vision has exhibited." Presently, licenses have been awarded to almost 40-percent of those companies who had notified Tri-Vision earlier this year of their intention to acquire the US license, and work continues to complete the licensing agreements for the remaining entities.

Companies which have acquired V-chip licenses for Tri-Vision's Canadian Patent No. 2,179,474 and/or U.S. Patent No. 5,828,402 include: Sony, Hitachi, Sanyo, Philips, JVC, Matsushita, Sharp, Pioneer, Apex Digital, Samsung and LG Electronics, Funai, Orion, Toshiba, Eastech, Erae Electronics, Seiko Epson, Shenzhen KXD, Newlane, Xiamen, Konka, Optoma, Coretronic, ViewSonic, TTE, Syntax-Brillian, NEC, Akai, Chunghwa, NEC, Humax and many others.

As part of the transition to a digital television broadcast system in the United States, the Federal Communications Commission (FCC) has mandated new rules to ensure that the V-chip can respond to any rating system changes in all digital television receiver products. Tri-Vision's open V-chip (also known as V-chip 2.0) is the only known, patented technology capable of accepting modified or new rating systems. The FCC ruling took effect March 15, 2006.

About Tri-Vision International Ltd/Ltée

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

Tri-Vision Electronics Inc. - Owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and licenses V-chip globally. This subsidiary also markets Data Video Distribution System, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, Andrew Corp., PCT North America and Samsung specializes in in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

To receive Company news releases, please email Trivision(at)tri-vision.ca and mention "TVL news" on the subject line.
%SEDAR: 00004162E

/For further information: please contact: CHF Investor Relations: Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com; To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca./
(TVL.)

CO: Tri-Vision International Ltd.

CNW 09:03e 24-MAY-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision U.S. V-chip patent licensed to Humax

SYMBOL: TVL

TORONTO, May 15 /CNW/ - Tri-Vision International Ltd./Ltée (TSX:TVL) today announced that it has licensed its V-chip technology under United States Patent No. 5,828,402 to Humax Co. Ltd. of Korea. The license is valid through the expiration of the patent in 2016.

"We are delighted to award a U.S. license to one of the world's leading digital satellite set-top box manufacturers," said Tri-Vision CEO Najmul Siddiqui. "Humax is exporting an extensive array of diversified digital television products and will play an important role in North America's transition to digital television."

The Humax licensing agreement resulted from negotiations, similar to those that are currently ongoing with the some 20 other companies who have expressed their intent to acquire Tri-Vision's U.S. V-chip license. As part of the transition to a digital television broadcast system in the United States, the Federal Communications Commission (FCC) has mandated new rules to ensure that the V-chip can respond to rating system changes in all digital television receiver products. Tri-Vision's open V-chip (also known as V-chip 2.0) is the only known, patented technology capable of accepting modified or new rating systems. The FCC rules took effect March 15, 2006.

Companies which have acquired V-chip licenses for Tri-Vision's Canadian Patent No. 2,179,474 and/or U.S. Patent 5,828,402 include: Sony, Hitachi, Sanyo, Philips, JVC, Matsushita, Sharp, Pioneer, Apex Digital, Samsung, LG Electronics, Funai, Orion, Toshiba, Eastech, Erae Electronics, Seiko Epson, Shenzhen KXD, Newlane, Xiamen, Konka, Optoma, Coretronic, TTE, Syntax-Brillian, Akai, Chunghwa, NEC, Viewsonic and many others.

About Humax:

Founded in 1989, HUMAX Co. Ltd of Korea is one of the world's leading digital satellite set-top box manufacturers, exporting its products to more than 90 countries around the globe. Listed on the Korean stock exchange (KOSDAQ), the company's international headquarters and research and design facilities are based in Korea with offices in Australia, Germany, India, Italy, Japan, the U.K. and the U.S.A. Humax production facilities are located in Korea, India, China and Poland. HUMAX recorded consolidated revenue of US$470 million in 2004, and has projected consolidated revenue of over US$600 million in 2005. For additional information please visit www.humaxusa.com.

Tri-Vision International Ltd/Ltée

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

Tri-Vision Electronics Inc. - Owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and licenses V-chip globally. This subsidiary also markets Data Video Distribution System, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp. and Samsung specializes in in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities

To receive Company news releases, please email Trivision(at)tri-vision.ca and mention "TVL news" on the subject line.

%SEDAR: 00004162E

/For further information: CHF Investor Relations: Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com; To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca./
(TVL.)

CO: Tri-Vision International Ltd.

CNW 11:00e 15-MAY-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision V-chip licensed to Chinese OEM/ODM manufacturing company

SYMBOL: TVL

TORONTO, May 10 /CNW/ - Tri-Vision International Ltd./Ltée (TSX:TVL) today announced that it has licensed its United States Patent No. 5,828,402 to an original equipment manufacturer in China for selected brand name models. The contract can be expanded to include other digital television products for that brand if and when they are manufactured for the U.S. Market. The license is valid through the expiration of the patent in 2016.

OEM manufacturers are used by many major brand names. Tri-Vision is in various stages of discussions with more than 20 companies who have communicated intent to acquire a license under the U.S. patent. Many of these companies are already licensed in Canada.

Companies which have acquired V-chip licenses for Tri-Vision's Canadian Patent No. 2,179,474 and/or U.S. Patent No. 5,828,402 include: Sony, Hitachi, Sanyo, Philips, JVC, Matsushita, Sharp, Pioneer, Apex Digital, Samsung, LG Electronics, Funai, Orion, Toshiba, Eastech, Erae Electronics, Seiko Epson, Shenzhen KXD, Newlane, Xiamen, Konka, Optoma, Coretronic, ViewSonic, TTE, Syntax-Brillian, NEC, Akai, Chunghwa, and several others.

As part of the transition to a digital television broadcast system in the United States, the Federal Communications Commission (FCC) has mandated new rules to ensure that the V-chip can respond to any rating system changes in all digital television receiver products. Tri-Vision's open V-chip (also known as V-chip 2.0) is the only known, patented technology capable of accepting modified or new rating systems. The FCC rules took effect March 15, 2006.

About Tri-Vision International Ltd/Ltée

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

Tri-Vision Electronics Inc. - Owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and licenses V-chip globally. This subsidiary also markets Data Video Distribution System, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, Andrew Corp., PCT North America and Samsung specializes in in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

To receive Company news releases, please email Trivision(at)tri-vision.ca and mention "TVL news" on the subject line.

%SEDAR: 00004162E

/For further information: CHF Investor Relations - Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com; To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca./
(TVL.)

CO: Tri-Vision International Ltd.

CNW 13:30e 10-MAY-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Technology Editors:
Tri-Vision U.S. V-chip patent licensed to ViewSonic

SYMBOL: TVL

TORONTO, May 4 /CNW/ - Tri-Vision International Ltd./Ltée (TSX:TVL) today announced that it has licensed its V-chip technology under United States Patent No. 5,828,402 to ViewSonic Corporation of the USA. ViewSonic was already awarded a license for Tri-Vision's Canadian V-chip, Patent No. 2,179,474, in January of this year. The licenses are valid through the expiration of the patent in 2016.

Companies which have acquired V-chip licenses for Tri-Vision's Canadian Patent No.2,179,474 and/or U.S. Patent No. 5,828,402 include: Sony, Hitachi, Sanyo, Philips, JVC, Matsushita, Sharp, Pioneer, Apex Digital, Samsung, LG Electronics, Funai, Orion, Toshiba, Eastech, Erae Electronics, Seiko Epson, Shenzhen KXD, Newlane, Xiamen, Konka, Optoma, Coretronic, TTE, Syntax-Brillian, Akai, Chunghwa, NEC and many others. Tri-Vision is working on licensing deals with more than 20 other companies, many of them already licensed in Canada, who have notified the Company they intend to acquire the US license and a number of companies including Dell Inc. have committed to selling televisions under Tri-Vision V-chip license.

As part of the transition to a digital television broadcast system in the United States, the Federal Communications Commission (FCC) has mandated new rules to ensure that the V-chip can respond to any rating system changes in all digital television receiver products. Tri-Vision's open V-chip (also known as V-chip 2.0) is the only known patented technology capable of accepting modified or new rating systems. The FCC ruling took effect on March 15, 2006.

About ViewSonic:

ViewSonic(R) Corp., a worldwide leader in visual display products, offers comprehensive display solutions for today's business, education and consumer electronics markets. The company's products have won more than 2,000 awards globally from independent publications and organizations. www.ViewSonic.com.

Tri-Vision International Ltd/Ltée

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

Tri-Vision Electronics Inc. - Owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and licenses V-chip globally. This subsidiary also markets Data Video Distribution System, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp. and Samsung specializes in in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities

To receive Company news releases, please email Trivision(at)tri-vision.ca and mention "TVL news" on the subject line.

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri vision.ca.

%SEDAR: 00004162E

/For further information: please contact: CHF Investor Relations, Cathy Hume, CEO, Tel: (416) 868-1079 ext. 231, Email: cathy(at)chfir.com; or Jeanny

So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com/
(TVL.)

CO: Tri-Vision International Ltd.

CNW 09:00e 04-MAY-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision U.S. V-Chip Patent Licensed to NEC

SYMBOL: TVL

TORONTO, April 24 /CNW/ - Tri-Vision International Ltd./Ltée (TSX:TVL) today announced that it has licensed its United States Patent No. 5,828,402 to NEC Display Solutions, Ltd. of Japan. NEC Display Solutions was awarded a license for Canadian Patent No. 2,179,474 in February of this year. The licenses are valid through the expiration of the patent in 2016.

Companies which have acquired V-chip licenses for Tri-Vision's Canadian Patent No.2,179,474 and/or U.S. Patent No. 5,828,402 include: Sony, Hitachi, Sanyo, Philips, JVC, Matsushita, Sharp, Pioneer, Apex Digital, Samsung, LG Electronics, Funai, Orion, Toshiba, Eastech, Erae Electronics, Seiko Epson, Shenzhen KXD, Newlane, Xiamen, Konka, Optoma, Coretronic, ViewSonic, TTE, Syntax-Brillian, Akai, Chunghwa and many others. More than 20 other companies, many of them already licensed in Canada have notified Tri-Vision they intend to acquire the US license and a number of companies including Dell Inc. have committed to selling televisions under Tri-Vision V-chip license.

As part of the transition to a digital television broadcast system in the United States, the Federal Communications Commission (FCC) has mandated new rules to ensure that the V-chip can respond to any rating system changes in all digital television receiver products. Tri-Vision's open V-chip (also known as V-chip 2.0) is the only known, patented technology capable of accepting modified or new rating systems. The FCC rules took effect March 15, 2006.

About NEC Display Solutions Ltd.

NEC Display Solutions (formerly NEC-Mitsubishi) innovates, produces and delivers visual display products for a wide range of markets and applications. A wholly-owned subsidiary of NEC Corporation, the company leverages advanced LCD technologies, research and development in building on a rich history of product innovation, including the premiere brand in the display industry, MultiSync(R).

Tri-Vision International Ltd/Ltée

Tri-Vision International Ltd/Ltée is a public company founded in 1986 Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

Tri-Vision Electronics Inc. - Owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and licenses V-chip globally. This subsidiary also markets Data Video Distribution System, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp. and Samsung specializes in in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities

To receive Company news releases, please email Trivision(at)tri-vision.ca and mention "TVL news" on the subject line.

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca.
%SEDAR: 00004162E

/For further information: CHF Investor Relations, Cathy Hume, CEO, Tel: (416) 868-1079 ext. 231, Email: cathy(at)chfir.com; Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email:

jeanny(at)chfir.com/
(TVL.)

CO: Tri-Vision International Ltd.

CNW 11:08e 24-APR-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision awarded exclusive distributor rights to PCT products in Canada

SYMBOL: TVL

TORONTO, April 19 /CNW/ - Tri-Vision International Ltd./Ltée (TSX:TVL) is pleased to announce its wholly owned subsidiary Tri-Vision Electronics Inc. has been awarded an exclusive Canadian distributorship from PCT North America LLC of the United States.

PCT specializes in the design, development, manufacturing and distribution of CATV, multimedia, communication and RF drop products for broadband communication networks. PCT products are distributed worldwide. The full line of PCT products to be distributed through Think Broadband Solutions Inc. include connectors, Multimedia taps and power distribution units, digital splitters, Multimedia drop amplifiers, fiber optic actives, CWDM media converters, and EQ link optical Ethernet.

"Since this agreement includes all of PCT's present Canadian customers, this is a major step forward in the evolution of Think Broadband Solutions," stated Think Broadband Solutions Vice President Sat Gill. "Not only do we inherit well established business from tier-one cable operators, we also have the exclusive services of PCT's Director of Canadian Sales Jeff Gruban," Mr. Gill added. Mr. Gruban brings 15 years of Canadian cable sales experience to this new partnership. Initially Mr. Gruban will concentrate on maintaining existing customers and expanding sales of PCT products in Canada.

Mr. Gruban said, "We are excited to be partnering with an established Canadian Company with an enviable track record. I look forward to promoting the many complimentary products already offered by Think Broadband." Think Broadband also distributes products manufactured by Andrew Corporation, Scientific Atlanta and Samsung.

About Tri-Vision International Ltd/Ltée

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

Tri-Vision Electronics Inc. - Owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and licenses V-chip globally. This subsidiary also markets Data Video Distribution System, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - is an authorized Canadian Distributor to Canada's broadband industry for PCT, Andrew Corporation, Scientific Atlanta and Samsung. Think Broadband specializes in in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

To receive Company news releases, please email Trivision(at)tri-vision.ca and mention "TVL news" on the subject line.

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca.

The Toronto Stock Exchange has not reviewed and does not approve or disapprove of the adequacy or accuracy of this release.
%SEDAR: 00004162E

/For further information: please contact: CHF Investor Relations, Cathy Hume, CEO, Tel: (416) 868-1079 ext. 231, Email: cathy(at)chfir.com or Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email:

jeanny(at)chfir.com/
(TVL.)

O: Tri-Vision International Ltd.

CNW 14:00e 19-APR-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Tri-Vision V-chip licensed to Chunghwa for U.S. and Canada

SYMBOL: TVL

TORONTO, April 18 /CNW/ - Tri-Vision International Ltd./Ltée (TSX:TVL) today announced that it has licensed its United States Patent No. 5,828,402 and Canadian Patent No. 2,179,474 to DTV original equipment manufacturer Chunghwa Picture Tubes Ltd. (CPT) of Taiwan. The licenses are valid through the expiration of the patent in 2016.

Companies that have acquired V-chip licenses for Tri-Vision's Canadian Patent No. 2,179,474 and/or U.S. Patent No. 5,828,402 include: Sony, Hitachi, Sanyo, Philips, JVC, Matsushita, Sharp, Pioneer, Apex Digital, Samsung, LG Electronics, Funai, Orion, Toshiba, Eastech, Erae Electronics, Seiko Epson, Shenzhen KXD, Newlane, Xiamen, Konka, Optoma, Coretronic, ViewSonic, TTE, Syntax-Brillian, NEC, Akai, and many others. More than 20 other companies, many of them already licensed in Canada, have notified Tri-Vision they intend to acquire the U.S. license and a number of companies including Dell Inc. have committed to selling televisions under Tri-Vision license.

As part of the transition to a digital television broadcast system in the U.S., the Federal Communications Commission (FCC) has mandated new rules to ensure that the V-chip can respond to any rating system changes in all digital television receiver products. Tri-Vision's open V-chip (also known as V-chip 2.0) is the only known, patented technology capable of accepting modified or new rating systems. The FCC rules took effect March 15, 2006.

Chunghwa Picture Tubes Ltd.

Chunghwa Picture Tubes makes optoelectronic display components used in TFT-LCD (thin-film transistor liquid-crystal display), projection, PDP (plasma display panel), and CRT (cathode ray tube) applications. The company was established in 1971 and is active in Taiwan, China, and Malaysia.

About Tri-Vision International Ltd/Ltée

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

Tri-Vision Electronics Inc. - Owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and licenses V-chip globally. This subsidiary also markets Data Video Distribution System, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, Andrew Corp. and Samsung specializes in in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

To receive Company news releases, please email Trivision(at)tri-vision.ca and mention "TVL news" in the subject line.

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca.

%SEDAR: 00004162E

/For further information: CHF Investor Relations, Cathy Hume, CEO, Tel: (416) 868-1079 ext. 231, Email: cathy(at)chfir.com; or Jeanny So, Broker Relations Specialist, Tel: (416) 868-1079 ext. 225, Email: jeanny(at)chfir.com/

(TVL.)

CO: Tri-Vision International Ltd.

CNW 10:00e 18-APR-06

TRI-VISION INTERNATIONAL LTD.

FORM 51-102F3

MATERIAL CHANGE REPORT

1. <u>Name and Address of Company</u>

   Tri-Vision International Ltd.
   41 Pullman Court
   Toronto, Ontario
   M1X 1E4

2. <u>Date of Material Change</u>

   March 26, 2007

3. <u>News Release</u>

   A press release, attached as Schedule A hereto, was released through the facilities of the Canada Newswire disclosure network on March 27, 2007.

4. <u>Summary of Material Change</u>

   On March 26, 2007 Tri-Vision International Ltd. (the "Corporation") entered into a non-binding letter of intent with Wi-LAN Inc. ("Wi-LAN") for a business combination under which the Corporation's common shares would be exchanged for common shares of Wi-LAN based on a price of $1.72 per common share of the Corporation. Under the terms as proposed in the letter of intent, for the purposes of determining the actual exchange ratio, the value of each Wi-LAN common share would be equal to the volume weighted average price for a random 10 trading day period in the 20 trading day period prior to closing, provided that the exchange ratio would not exceed .2920 or be less than .2642 shares of Wi-LAN for each common share of the Corporation.

   In the letter of intent, the Corporation has granted Wi-LAN an exclusivity period until April 27, 2007 in which to complete due diligence and has agreed not to solicit other proposals subject to the exercise by the Corporation's board of its fiduciary duties. In the event that a definitive agreement is not signed and another party concludes an acquisition of the Corporation within six months from the date of the letter of intent, the Corporation would be required to pay Wi-LAN a termination fee of $2.0 million. The exclusivity period and termination fee provisions in the letter of intent are binding upon the Corporation.

   The transaction is subject to satisfactory due diligence by both parties and the entering into of definitive agreements. There is no assurance that the transaction will be completed, or if completed, on the terms proposed in the letter of intent.

5. Full Description of the Material Change

See Schedule A attached hereto.

6. Reliance on Confidentiality Provisions of Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officers

The following executive officer of Tri-Vision International Ltd. may be contacted for additional information:

David Garland
Chief Financial Officer
Tri-Vision International Ltd.
41 Pullman Court
Toronto, Ontario
M1X 1E4

Tel: (416) 298-8551
Fax: (416) 298-7976

9. Date of Report

March 27, 2007

SCHEDULE A

WiLAN TRI•VISION

Wi-LAN and Tri-Vision Announce Merger

OTTAWA, Canada – March 27, 2007 – Wi-LAN Inc. (TSX: WIN) ("Wi-LAN") and Tri-Vision International Ltd. (TSX: TVL) ("Tri-Vision) are pleased to announce that they have signed a non-binding letter of intent ("LOI") for a business combination under which Tri-Vision's common shares would be exchanged for common shares of Wi-LAN based on a price of $1.72 per Tri-Vision common share (the "Transaction"). On a fully-diluted basis, the Transaction values Tri-Vision at approximately $108 million.

Following the proposed Transaction, Wi-LAN would have the following attributes:

- The leading Canadian intellectual property ("IP") licensing company, with a strong communications portfolio of fundamental patents in V-chip, Wi-Fi, WiMAX, CDMA, and DSL

- Strong future cash flows from Tri-Vision's licensees. Approximately 25% of U.S. digital TV unit shipments and 98% of Canadian TV unit shipments have been licensed already, leaving significant future license revenues from both existing and future licensees. Tri-Vision owns the rights to V-chip patents in Canada, and the US where the Federal Communications Commission ("FCC") has mandated the inclusion of upgradeable V-Chips for all TV receivers and other broadcast reception devices (including VCRs, set-top boxes, and digital video recorders)

- Strong cash position, with over $100 million in cash to fund licensing operations, litigation and further IP acquisitions

- Considerable negotiation leverage across common licensing targets – combining Tri-Vision's and Wi-LAN's intellectual property greatly enhances leverage in licensing negotiations; able to pursue licensees with several patent families

Jim Skippen, President & Chief Executive Officer of Wi-LAN, said, "The combination of Wi-LAN and Tri-Vision will create a company that is more than the combined parts. It will be a world-class IP licensing company with exciting growth expected from our portfolio of essential patents. This is an excellent example of growing Wi-LAN's IP portfolio in an adjacent market. Since many of the licensing targets are similar to both companies, we believe there will be excellent synergies realized by combining the companies. We believe that this transaction represents an excellent value proposition for our shareholders and we will benefit immediately from the revenue flows from existing Tri-Vision licensees."

"Based on our calculations, and based on forecasts of DisplaySearch and IDC for digital TV and set-top box growth, the existing licenses of Tri-Vision should yield approximately $100 Million in future revenues." added Skippen. "Based on those same forecasts for growth and assuming the remainder of the Canadian and US markets are signed at the same rates as existing Tri-Vision license agreements, Wi-LAN should be able to realize total revenues of approximately $500 Million over the next nine years."

"This Transaction provides tremendous value to Tri-Vision shareholders", said Tim Collings, Tri-Vision Chairman and inventor of the company's V-chip technology. "We have always

been confident in the strength of our V-chip technology, but by merging our companies we will benefit from the additional licensing experience and financial resources of Wi-LAN, particularly in the US market. We look forward to working closely with Wi-LAN's management to accelerate the growth of our business," he said.

Summary of the Transaction

Under the proposed Transaction, each Tri-Vision common share would be exchanged for Wi-LAN common shares with a value of $1.72 on the closing date, subject to the exchange ratio calculation described below. This would represent a premium of 41.0% to the closing price of Tri-Vision's shares on the TSX on March 26, 2007 and 41.7% to the 20-day volume weighted average trading price of Tri-Vision's shares on the TSX prior to that date.

For the purposes of determining the actual exchange ratio, the value of each issued and outstanding Tri-Vision common share shall be deemed to be $1.72, and the value of each Wi-LAN common share shall be equal to the volume weighted average price for a random 10 trading day period in the 20 trading day period prior to closing, provided that the exchange ratio shall not exceed .2920 or be less than .2642 shares of Wi-LAN for each share of Tri-Vision.

In the Letter of Intent, Tri-Vision has granted Wi-LAN an exclusivity period until April 27, 2007 in which to complete due diligence and has agreed not to solicit other proposals subject to the exercise by the Tri-Vision's board of its fiduciary duties. In the event that a definitive agreement is not signed and another party concludes an acquisition of Tri-Vision within six months from the date of the Letter of Intent, Tri-Vision has agreed to pay Wi-LAN a termination fee of $2.0 million. The exclusivity period and termination fee provisions in the Letter of Intent are binding upon Tri-Vision.

The boards of directors of both companies have unanimously approved signing the Letter of Intent described in this release. A special committee of the board of directors of Tri-Vision has been formed to consider the proposed transaction. Senior officers and directors of Tri-Vision holding over 24% of Tri-Vision's common shares outstanding have indicated that they are they will vote in favour of the Transaction.

The companies have agreed to work towards the signing of definitive documentation within 30 days, and the Transaction is expected to be completed in June 2007, following all necessary approvals.

The Transaction remains subject to entering into the definitive agreement and the satisfaction of customary closing conditions, including any necessary regulatory approvals. There is no assurance that the Transaction will be completed, or if completed, that the terms may not change.

It is intended that Tri-Vision will divest its cable TV products and distribution business. As a result, the potential acquisition of Tri-Vision is consistent with Wi-LAN's stated goal of being a pure-play patent licensing company.

Wellington West Capital Markets Inc. is acting as financial advisor to Wi-LAN, and Acumen Capital Finance Partners Limited is acting as financial advisor to Tri-Vision.

About Tri-Vision's V-chip Patents

Tri-Vision owns the rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent Nos. 2,179,474 and 2,342,045. The acquisition of Tri-Vision's V-chip technology adds to Wi-LAN's strong patent portfolio that includes Wi-Fi, CDMA, DSL, and the emerging WiMAX technology. Wi-LAN will now hold the key U.S. and Canadian patents for the upgradeable V-chip technology that has been mandated by the FCC in the United States.

March 1, 2007 marked the official date of the FCC full mandate to include the flexible V-chip technology in all digital television receivers with or without an associated display shipped in the United States. All TV receivers and other broadcast reception devices (e.g. VCRs, set-top boxes, digital video recorders, etc.) require digital tuners known as "ATSC tuners" which are necessary to facilitate "open" V-chip software.

Tri-Vision's U.S. Patent licensing campaign now includes 42 licensees, representing approximately 25% of the U.S. market for digital TV sales. Tri-Vision has licensed approximately 98% of the Canadian TV market and resorted to legal action in five cases. All cases reached a favourable conclusion.

Companies which have been licensed to the U.S. and/or Canadian patents include: Sony, Hitachi, Sanyo, Pioneer, Philips, JVC, Panasonic, Sharp, LG Electronics, Samsung, Funai, Orion, Apex, Korat Denki, World, Eastech, Toshiba, eRAE, Seiko Epson, Xiamen, Shenzhen KXD, NewLane, Konka, TTE, Optoma, Coretronic, ViewSonic, Syntax-Brillian, NEC, AKAI, Chunghwa, Humax, Shinco, Jabil Circuit, LiteOn, Top Powersonic, Nakamichi, Emerson Radio, Esto, BenQ, Runco, Daewoo Tecwell, ProView, Redmond Group, and others.

On February 17, 2009, analog television signals in the U.S. will no longer be available, and the transition to all digital broadcasting will be complete. Assuming manufacturers follow the U.S. Government digital tuner mandate, all television receivers in the U.S. will include digital television tuners by the end of fiscal 2008. Once the manufacturers are licensed, Tri-Vision will be entitled to collect royalties on sales that date back to the beginning of use of Tri-Vision's technology.

Tri-Vision is at various stages in the pursuit of licensing deals with the remaining manufacturers including major brand and OEM manufacturers with significant market share. As with the successful Canadian licensing campaign, it is Tri-Vision's goal to license all digital television receivers sold in the US market.

Conference Call Information – March 27, 2007 - 10:00AM EDT

Wi-LAN and Tri-Vision will conduct a conference call to discuss the potential transaction today at 10:00 AM, Eastern Time.

Participants calling from Canada or the U.S. should call toll free: 866.585.6398
Callers from other international locations should call: 416.849.9626

Participants are requested to call in 10 minutes before the start of the call.
For those who prefer to join by webcast, visit www.wi-lan.com. The call will be archived there.

The Wi-LAN representative will be Jim Skippen, President & CEO.
The Tri-Vision representative will be Tim Collings, Chairman and inventor of the V-Chip.

A replay of the call will be available until 11:59 PM EST on April 3, 2007:

- Replay Number (Toll Free): 866.245.6755
- Replay Number (International): 416.915.1035
- Passcode: 624386

About Wi-LAN Inc.

Wi-LAN, which was founded in 1992, licenses intellectual property that drives a full range of products providing access in wireless and wireline telecommunications markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, Wi-Fi, WiMAX and DSL. Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu and Nokia.

About Tri-Vision International Ltd.

Tri-Vision International Ltd. was established 1986. The company is committed to becoming a leading international supplier of V-chip technology, multi-media and cable television technologies. Tri-Vision has been publicly listed since 1993, first on the Alberta Stock Exchange and currently on the Toronto Stock Exchange (TSX) trading under the symbol TVL.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For more information please contact:

Steve Bower, CFO Wi-LAN
C: 1.613.697.7159
O: 1.613.688.4898
E: sbower@wi-lan.com

Lynne Bermel, Director Corporate Communications
C1.613.864.4058
O:1.613.688.4900ext,2019
E: lbermel@wi-lan.com

David Garland, CFO Tri-Vision
O: (416) 298-8551
Email: david.garland@tri-vision.ca

Tim Collings, Chairman of the Tri-Vision Board of Directors
C: (778) 241-2047
E: collings@telus.net

TRI-VISION INTERNATIONAL LTD.

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Tri-Vision International Ltd.
41 Pullman Court
Toronto, Ontario
M1X 1E4

2. Date of Material Change

January 11, 2007

3. News Release

A press release, attached as Schedule A hereto, was released through the facilities of the Canada Newswire disclosure network on January 11, 2007.

4. Summary of Material Change

On January 11, 2007 Tri-Vision International Ltd. (the "Company") completed its previously announced bought deal financing with Wellington West Capital Markets Inc. The financing consisted of 3,077,000 units of the Company at a price of $1.30 per unit, for gross proceeds of $4,000,100. Each unit consists of one common share of the Company and one-half of one common share purchase warrant, with each whole warrant exercisable for an additional common share of the Company for a period of 18 months at a price of $1.60 per common share.

5. Full Description of the Material Change

See Schedule A attached hereto.

6. Reliance on Confidentiality Provisions of Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officers

The following executive officer of Tri-Vision International Ltd. may be contacted for additional information:

David Garland
Chief Financial Officer
Tri-Vision International Ltd.
41 Pullman Court
Toronto, Ontario
M1X 1E4

Tel: (416) 298-8551
Fax: (416) 298-7976

9. Date of Report

January 12, 2007

SCHEDULE A

TRI-VISION INTERNATIONAL LTD/LTEE

News Release

Toronto Stock Exchange Symbol TVL

FOR IMMEDIATE RELEASE **SYMBOL: TVL**

Tri-Vision Closes $4 Million Bought Deal Financing

THURSDAY, JANUARY 11, 2007 - TORONTO, ONTARIO– Tri-Vision International Ltd. (TSX: TVL) is pleased to announce that it has completed its previously announced bought deal financing with Wellington West Capital Markets Inc. The financing consisted of 3,077,000 units of the Company at a price of $1.30 per unit, for gross proceeds of $4,000,100. Each unit consists of one common share of the Company and one-half of one common share purchase warrant, with each whole warrant exercisable for an additional common share of the Company for a period of 18 months at a price of $1.60 per common share. Proceeds from this financing will be used to strengthen the treasury as well as for general working capital purposes.

The units were offered by way of a short form prospectus in the provinces of Alberta, British Columbia, Manitoba and Ontario and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale, would be unlawful.

About Tri-Vision:
Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

> Tri-Vision Electronics Inc. - Licenses V-chip globally and owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and 2,342,045. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.
>
> Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp. and Conax. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

To receive Company news releases, please email ana@chfir.com and mention "TVL news" on the subject line.

For further information please contact:
CHF Investor Relations
Jeanny So, Broker Relations Specialist
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca.

TRI-VISION INTERNATIONAL LTD.

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

   Tri-Vision International Ltd.
   41 Pullman Court
   Toronto, Ontario
   M1X 1E4

2. Date of Material Change

   December 15, 2006

3. News Release

   A press release, attached as Schedule A hereto, was released through the facilities of the Canada Newswire disclosure network on December 15, 2006.

4. Summary of Material Change

   On December 15, 2006 Tri-Vision International Ltd. announced that it had entered into an agreement with Wellington West Capital Markets Inc. ("Wellington West") pursuant to which, subject to all necessary regulatory approvals, Wellington West has agreed to purchase 3,077,000 of units of the Corporation at a price of $1.30 per unit to raise aggregate gross proceeds of $4,000,100. Each unit will be comprised of one common share and one-half of a warrant to acquire a common share at a price of $1.60 for 18 months following the completion of the offering.

5. Full Description of the Material Change

   See Schedule A attached hereto.

6. Reliance on Confidentiality Provisions of Subsection 7.1(2) or (3) of National Instrument 51-102

   Not applicable.

7. Omitted Information

   Not applicable.

8. Executive Officers

The following executive officer of Tri-Vision International Ltd. may be contacted for additional information:

Najmul H. Siddiqui
Chief Executive Officer
Tri-Vision International Ltd.
41 Pullman Court
Toronto, Ontario
M1X 1E4

Tel: (416) 298-8551
Fax: (416) 298-7976

9. Date of Report

December 15, 2006

SCHEDULE A

TRI-VISION INTERNATIONAL LTD/LTEE

News Release

Toronto Stock Exchange Symbol TVL

NOT FOR DISTRIBUTION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRE SERVICES

For Immediate Release

TRI-VISION ANNOUNCES $4 MILLION BOUGHT DEAL OFFERING

TRI-VISION INTERNATIONAL LTD. (TSX: TVL) – December 15, 2006 – Tri-Vision International Ltd. (the "Corporation") today announced that it has entered into an agreement with Wellington West Capital Markets Inc. pursuant to which Wellington West has agreed to purchase 3,077,000 of units of the Corporation at a price of $1.30 per unit to raise aggregate gross proceeds of $4,000,100. Each unit will be comprised of one common share and one-half of a warrant to acquire a common share at a price of $1.60 for 18 months following the completion of the offering.

Najmul Siddiqui, Tri-Vision's CEO, stated "The addition of this $4 million to the treasury will help in accelerating our US V-Chip licensing program. A strong working capital position is vital as we pursue licensing the V-chip to the remaining major brands and OEM suppliers around the world."

The units to be issued under this offering will be offered by way of a short-form prospectus in the provinces of Ontario, Alberta, British Columbia and Manitoba and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended.

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

The offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX Exchange and the securities regulatory authorities.

About Tri-Vision International Ltd.

Tri-Vision International Ltd. is a public company founded in 1986. Shares of the Company trade on Canada's TSX Exchange under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

Tri-Vision Electronics Inc. - Licenses V-chip globally and owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and 2,342,045. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp. and Conax. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

For further information on Tri-Vision International Ltd., please contact:

CHF Investor Relations
Jeanny So
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca

TRI-VISION INTERNATIONAL LTD. RECEIVED

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

   Tri-Vision International Ltd.
   41 Pullman Court
   Scarborough, Ontario
   M1X 1E4

2. Date of Material Change

   October 2, 2006

3. News Release

   Press release, attached as Schedule A, was released through the facilities of the Canada Newswire disclosure network on October 2, 2006.

4. Summary of Material Change

   On October 2, 2006 Tri-Vision International Ltd. announced the appointment of David Garland as Chief Financial Officer effective October 15, 2006 and the appointment of Timothy Collings as non-executive Chairman of the Board of Directors.

5. Full Description of the Material Change

   See Schedule A attached hereto.

6. Reliance on Confidentiality Provisions of Subsection 7.1(2) or (3) of National Instrument 51-102

   Not applicable.

7. Omitted Information

   Not applicable.

8. Executive Officers

The following executive officer of Tri-Vision International Ltd. may be contacted for additional information:

Najmul H. Siddiqui
Chief Executive Officer
Tri-Vision International Ltd.
41 Pullman Court
Scarborough, Ontario
M1X 1E4

Tel: (416) 298-8551
Fax: (416) 298-7976

9. Date of Report

October 4, 2006

SCHEDULE A

TRI-VISION
INTERNATIONAL LTD/LTEE

News Release

Toronto Stock Exchange Symbol TVL

FOR IMMEDIATE RELEASE **SYMBOL: TVL**

TRI-VISION APPOINTS NEW CFO

MONDAY, October 2, 2006 - TORONTO, ONTARIO, CANADA – Tri-Vision International Ltd./Ltée (TSX: TVL) is pleased to announce the appointment of David Garland as its new Chief Financial Officer. The appointment is effective October 15, 2006. Mr. Garland replaces Khalid Usman who is leaving Tri-Vision to devote more time to his political activities. Mr. Usman recently announced his candidacy for Regional Councillor in the upcoming elections in the Town of Markham to be held on November 13, 2006.

Mr. Garland comes to Tri-Vision with a wealth of senior public company financial experience in the high-tech and licensing sectors. He most recently served as Vice President Finance and Controller to TSX-listed Certicom Corp., a developer of wireless security software solutions. Mr. Garland's previous positions have included Vice-President and Controller, Delano Technology Corporation; Director of Finance, Software, PRI Automation (Canada) Inc. and Group Controller, PC DOCS International Inc. Mr. Garland holds a Masters of Accounting degree and CA, CPA and CMA designations.

"David Garland is an exceptionally talented young man with broad experience in the high tech industry, in licensing, and in international agreements," stated Tri-Vision CEO Najmul Siddiqui. "His public company and governance experience will be invaluable to Tri-Vision as the Company moves forward with its licensing and other corporate activities." I would like to thank Mr. Usman for the 20 years of solid counsel he has given the Company, initially as the Company's independent auditor and then as Chief Financial Officer. He will remain on the Board of Directors where his valuable contributions will continue,' said Siddiqui.

Tri-Vision is also pleased to announce that Timothy Collings, inventor of the V-chip, and long time board member has agreed to serve as non-executive Chairman of the Board of Directors.

"We are thrilled that Mr. Collings has agreed to take on these significant additional responsibilities and look forward to his guidance and leadership to our Board of Directors," stated Mr. Siddiqui,

About Tri-Vision:
Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

Tri-Vision Electronics Inc. - Licenses V-chip globally and owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and 2,342,045. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp., and Conax. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

To receive Company news releases, please email ana@chfir.com and mention "TVL news" on the subject line.

For further information please contact:

CHF Investor Relations
Jeanny So, Broker Relations Specialist
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Ontario, Manitoba, Alberta and British Columbia, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, these securities may not be offered or sold within the United States or to U.S. persons (as such term is defined in Regulations under the 1933 Act) ("U.S. Persons") except in compliance with the registration requirements of the 1933 Act and applicable state securities law or under exception from those laws. See "Plan of Distribution".

***Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at 41 Pullman Court, Toronto, Ontario M1X 1E4, Telephone: (416) 298-8551, and are also available electronically at www.sedar.com.*

PRELIMINARY SHORT FORM PROSPECTUS

New Issue — *December 21, 2006*

TRI•VISION

Tri-Vision International Ltd.

$4,000,100
3,077,000 Units
each Unit consisting of one Common Share and one-half of one Warrant

This short form prospectus qualifies the distribution (the "**Offering**") of 3,077,000 units (the "**Units**") of Tri-Vision International Ltd. ("**Tri-Vision**" or the "**Corporation**"), each Unit consisting of one common share of the Corporation (a "**Common Share**") and one-half of one common share purchase warrant (a "**Warrant**") at a price of $1.30 per Unit (the "**Offering Price**"). Each whole Warrant will entitle the holder thereof to acquire one Common Share at a price of $1.60 on or before 5:00 p.m. (Toronto time) on the date which is 18 months following the date of issue, subject to adjustment in certain events. The Common Shares and Warrants comprising the Units will be immediately separable at the closing of the Offering and certificates representing the Units will not be issued. The Offering Price has been determined by negotiation between the Corporation and Wellington West Capital Markets Inc. (the "**Underwriter**").

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "**TSX**") under the symbol "TVL". On December 14, 2006 (the last trading day prior to the announcement of this Offering), the closing price of the Common Shares on the TSX was $1.32. The Corporation has applied to list the Common Shares to be distributed under this short form prospectus on the TSX. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX. **There is no market through which the Warrants may be sold and none is expected to develop. Purchasers may not be able to resell the Warrants purchased under this short form prospectus. See "Risk Factors".**

Price: $1.30 per Unit			
	Price to the Public	Underwriter's Fee(1)	Net Proceeds to Corporation(2)
Per Unit	$1.30	$0.078	$1.222
Total(2)	$4,000,100	$240,006	$3,760,094

(1) The Corporation has agreed to pay to the Underwriter a cash commission of 6% of the gross proceeds of the Offering (the "**Underwriter's Fee**"). The Underwriter will also receive non-transferable warrants (each, a "**Broker's Warrant**", and collectively, the "**Broker's Warrants**") to purchase that number of Units equal to 6% of the Units sold pursuant to the Offering. Each Broker's Warrant will entitle the Underwriter to acquire one Unit at the Offering Price until the date which is 12 months following the date of issue. The grant of the Broker's Warrants is also qualified by this short form prospectus. See "Plan of Distribution".

(2) Before deducting expenses of the Offering, estimated at $225,000, which together with the Underwriter's Fee, will be paid from the proceeds of the Offering.

The Underwriter, as principal, conditionally offers the Units, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriter in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by Kutkevicius Kirsh, LLP and on behalf of the Underwriter by Goodmans LLP.

Subscriptions for the Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to occur on or about January 11, 2007, or such later date as the Corporation and the Underwriter may agree (the "**Closing Date**"). Definitive certificates evidencing the Common Shares and Warrants comprising the Units will be available for delivery on the Closing Date. Subject to applicable laws, the Underwriter may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than that which might otherwise prevail on the open market. See "Plan of Distribution".

It is important for purchasers of Units to consider the particular risk factors that may affect the Corporation. See "Risk Factors".

The Corporation's head and registered office and principal place of business is located at 41 Pullman Court, Toronto, Ontario M1X 1E4, and its telephone number is (416) 298-8551.

TABLE OF CONTENTS

All dollar amounts in this short form prospectus are in Canadian dollars, unless otherwise indicated.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at 41 Pullman Court, Toronto, Ontario M1X 1E4, Telephone: (416) 298-8551. These documents are also available through the Internet on SEDAR which can be accessed at www.sedar.com.

The following documents of the Corporation, filed with the securities commissions or similar authorities in certain of the provinces of Canada, are specifically incorporated by reference in and form an integral part of this short form prospectus:

(a) the annual information form of the Corporation dated June 29, 2006 (the "**AIF**");

(b) the audited comparative consolidated financial statements of the Corporation and the notes thereto for the years ended March 31, 2006 and March 31, 2005, together with the auditors' report thereon;

(c) the management's discussion and analysis of the Corporation for the years ended March 31, 2006 and March 31, 2005;

(d) the unaudited comparative consolidated financial statements of the Corporation for the three and six months ended September 30, 2006;

(e) the management's discussion and analysis of the Corporation for the three and six months ended September 30, 2006;

(f) the management information circular of the Corporation dated July 31, 2006 issued in connection with the annual meeting of the shareholders of the Corporation held on September 14, 2006 (excluding information which, pursuant to National Instrument 44-101 - Short Form Prospectus Distributions issued by the Canadian Securities Administrators, is not required to be incorporated by reference herein);

(g) the material change report of the Corporation dated October 4, 2006 with respect to the appointment of a new Chief Financial Officer and non-executive Chairman; and

(h) the material change report of the Corporation dated December 15, 2006 with respect to this Offering.

All annual information forms, material change reports (excluding confidential reports), unaudited consolidated interim financial statements, audited annual consolidated financial statements, interim and annual management's discussion and analysis and information circulars (excluding information therein permitted by applicable securities laws to be excluded) which are filed by the Corporation with a securities commission or similar authority in any of the provinces of Canada after the date of this short form prospectus and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any

purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this short form prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this short form prospectus.

FORWARD-LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements that involve various risks and uncertainties. When used herein and therein, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to the Corporation or its management, are intended to identify forward-looking statements. Such statements are subject to known and unknown risks, uncertainties, assumptions and other factors outside of management's control that could cause actual results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not restricted to, the enforceability of the Corporation's patents, the timing of the Corporation's ability to generate revenues and cash flows from licensing its patent portfolio, the effects of litigation regarding the licensing activities and the patents, the Corporation's ability to attract and retain key employees, the ability of the Corporation to raise capital or other forms of financing on acceptable terms when needed and potential change in foreign currency rates. See "Risk Factors". Although the forward-looking statements contained in this short form prospectus, and the documents incorporated by reference, are based upon what management believes to be reasonable assumptions, the Corporation cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of the short form prospectus and, in the case of documents incorporated by reference herein, as of the dates of such documents and, except in accordance with applicable law, the Corporation undertakes no obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

NON-GAAP MEASURES

Earnings before interest, taxes, depreciation and amortization ("EBITDA") is not a recognized measure under Canadian GAAP. Management believes that EBITDA is a useful supplemental measure in evaluating the performance of the Corporation and in determining whether to invest in Units. Management believes that EBITDA is a useful supplemental measure as it demonstrates the ability to generate the cash necessary to fund operations and future growth. Investors are cautioned, however, that this measure should not be construed as an alternative to net income determined in accordance with Canadian GAAP as an indication of performance.

ELIGIBILITY FOR INVESTMENT

Based on legislation and regulations in effect on the date of this short form prospectus and subject to the provisions of any particular plan, the Common Shares and Warrants comprising the Units offered hereby, if issued on the date hereof, would each be a "qualified investment" within the meaning of the *Income Tax Act* (Canada) (the "Tax Act") for trusts governed by registered retirement savings plans, registered educational savings plans, registered retirement income funds and deferred profit sharing plans, provided that, in the case of the Warrants, the Corporation deals at arm's length (within the meaning of the Tax Act) with each person who is an annuitant, a beneficiary, an employer or a subscriber under any such plan.

THE CORPORATION

The Corporation was incorporated under the *Business Corporations Act* (Ontario) on June 19, 1984 under the name Peter Island Resources Inc. By Articles of Amendment effective March 5, 1993, the then issued and outstanding Common Shares were consolidated on a one for ten basis, and the corporate name was changed to Tri-Vision International Ltd. The share consolidation and name change was effected in conjunction with the Corporation's acquisition of Tri-Vision Electronics Inc. ("**TVE**"), which acquisition was completed by way of a share-for-share-exchange.

The head and registered office of the Corporation is located at 41 Pullman Court, Toronto, Ontario M1X 1E4, Telephone: (416) 298-8551.

The Corporation has two active direct wholly-owned subsidiaries, TVE and Think Broadband Solutions Inc. (formerly Broadband Multimedia Solutions Inc.) ("**TBB**"), both Ontario corporations. TVE owns 100% of Tri-Vision Electronics 2006 Inc.("**TVE 2006**"), an Ontario corporation.

BUSINESS OF THE CORPORATION

The Corporation, through its direct and indirect wholly-owned subsidiaries, is a technology company engaged in the supply of innovative products to the cable television ("**CATV**"), multimedia and consumer electronics industries internationally.

Through its TVE and TVE 2006 subsidiaries, the Corporation licences its patented V-chip blocking technology to television manufacturers internationally for incorporation into their products. To date, 45 licences for sales of televisions into the Canadian market have been granted and 39 licenses have been granted to licensees for sales into the U.S. market (Canadian Patent No. 2,179,474 and 2,342,045 and U.S. Patent No. 5,828,402). Through these subsidiaries, the Corporation also designs, develops, manufactures and distributes CATV products, including, data video distribution systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Interactive systems.

Through its TBB subsidiary, the Corporation distributes premium third-party branded CATV products and provides value-added testing and fulfillment services to broadband industry customers in North America. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development and in-house and offshore manufacturing capabilities.

RECENT DEVELOPMENTS

Between January 1, 2006 and December 15, 2006 the Corporation announced 16 new Canadian licences and 22 new U.S. licences of its V-chip patents, bringing the total Canadian licences to 45 and U.S. to 39.

On October 2, 2006, the Corporation announced the appointment of David Garland as Chief Financial Officer of the Corporation. Mr. Garland had most recently served as Vice President Finance and Controller of TSX-listed Certicom Corp. Mr. Garland replaced Khalid Usman, who left the Corporation to pursue his political activities. The Corporation also announced the appointment of V-chip inventor and long-standing Tri-Vision board member Tim Collings, to the position of non-executive Chairman of the board.

On December 12, 2006, the Corporation announced the settlement of infringement claims issued by the Corporation against Jutan Limited Partnership (now The Redmond Group of Companies LP). The settlement resulted in The Redmond Group of Companies LP licensing Tri-Vision's Canadian patent that covers televisions imported for sale in Canada. The settlement constituted resolution of the last of five claims initiated by the Corporation against companies alleging infringement of its Canadian patent.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering, after deducting the Underwriter's Fee and the estimated expenses of the Offering payable by the Corporation of $225,000, will be approximately $3,535,094. The Corporation intends to use the estimated net proceeds of the Offering to fund working capital and for general corporate purposes.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the Corporation's share or loan capital on a consolidated basis since September 30, 2006. Upon completion of the Offering, there will be 59,122,314 Common Shares issued and outstanding.

DESCRIPTION OF SECURITIES BEING OFFERED

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Special Shares. As at the date of this short form prospectus, 56,045,314 Common Shares and no Special Shares are issued and outstanding.

All investors are advised to consult their own taxation, accounting and legal advisors to determine the income tax benefits or consequences, if any, to the purchasers of Units.

The following is a summary of the material provisions of the Common Shares and Warrants comprising the Units:

Common Shares

Common Shares carry equal rights in that the holders thereof participate equally, share for share, as to dividends declared by the board of directors of the Corporation out of funds legally available for the payment of such dividends. In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of the Common Shares would be entitled, share for share, to receive on a pro rata basis, all of the assets of the Corporation after payment of all of the Corporation's liabilities and after payment to the holders of Special Shares of the amount payable to them upon liquidation, dissolution or winding-up. The holders of the Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation and are entitled to attend and vote at such meetings. Common Shares carry one vote per share.

Warrants

Each whole Warrant will entitle the holder thereof to subscribe for one Common Share at any time before 5:00 p.m. (Toronto time) on the date that is 18 months following the Closing Date, upon payment of the exercise price of $1.60 per Common Share.

Warrants will be issued in registered form and will be governed by an indenture to be dated as of the Closing Date (the "**Warrant Indenture**") between the Corporation and Equity Transfer & Trust Company, as trustee (the "**Warrant Agent**"). The Corporation has appointed the principal transfer office of the Warrant Agent in Toronto, Ontario, at which Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the Warrant Indenture.

The Warrant Indenture will provide for an adjustment in the number of Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon exercise of the Warrants upon the occurrence of certain customary events and subject to certain conditions, including (i) subdivision, consolidation, redivision, reduction, combination, reclassification or change of the Common Shares, (ii) declaration or payment of a stock dividend on the Common Shares, (iii) an amalgamation, merger, plan of arrangement or consolidation of the Corporation with another entity, or (iv) the transfer of all or substantially all of the assets of the Corporation.

The exercise price will not be adjusted if the amount of such adjustment would be less than 1% of the exercise price in effect immediately prior to the event giving rise to the adjustment, provided, however, that in such case any adjustment that would otherwise be required then to be made will be carried forward and will be made at the time of and together with the next subsequent adjustment which, together with any adjustment so carried forward, will amount to at least 1% of the exercise price.

No fractional Common Shares will be issuable upon the exercise of any Warrant. Warrant holders will not have any voting or pre-emptive rights or any other rights of a Common Share holder.

Under the Warrant Indenture, the Corporation shall, during the period in which the Warrants are exercisable, give public notice of certain stated events at least 10 days prior to the record date or effective date, as the case may be, of the event.

The Warrant Indenture will provide that, from time to time, the Corporation and the Warrant Agent, without the consent of the Warrant holders, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that is necessary or useful provided it is not prejudicial to the interests of Warrant holders. Any amendment or supplement to the Warrant Indenture that is prejudicial to the interests of the Warrant holders may only be made by "extraordinary resolution", which will be defined in the Warrant Indenture as a resolution either passed at a meeting of the Warrant holders by holders of not less than 66 2/3% of the Warrants represented in person or by proxy at the meeting or adopted by instruments in writing signed by the holders of not less than 66 2/3% of all Warrants then outstanding.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated December 21, 2006 (the "**Underwriting Agreement**") between the Corporation and the Underwriter, the Corporation has agreed to issue and sell an aggregate of 3,077,000 Units to the Underwriter, and the Underwriter has agreed to purchase such Units on the Closing Date . The Common Shares and Warrants comprising the Units will be immediately separable at the closing of the Offering and certificates representing the Units will not be issued. Definitive certificates representing the Common Shares and Warrants comprising the Units will be available for delivery on the Closing Date. Delivery of the Common Shares and Warrants comprising the Units is conditional upon payment on closing of $1.30 per Unit by the Underwriter to the Corporation. The terms of the Offering were determined by negotiation between the Corporation and the Underwriter.

The Corporation has agreed to pay the Underwriter's Fee equal to $0.078 per Unit (being a commission of 6%) and to issue to the Underwriter the Broker's Warrants entitling the Underwriter to purchase that number of Units as is equal to 6% of the number of Units sold pursuant to the Offering exercisable at a price of $1.30 per Unit at any time before 5:00 p.m. (Toronto time) on the date which is 12 following the Closing Date. The grant of the Broker's Warrants is also qualified by this short form prospectus. The Corporation has also agreed to reimburse the Underwriter for certain expenses incurred in connection with the Offering.

The obligations of the Underwriter under the Underwriting Agreement may be terminated at its discretion upon the occurrence of certain stated events. The Underwriter is, however, obligated to take up and pay for all Units if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriter and its directors, officers, agents, shareholders and employees against certain liabilities and expenses.

Pursuant to rules and policy statements of certain securities regulators, the Underwriter may not, at any time during the period of distribution of the Units, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, including (a) a bid for or purchase of Common Shares if the bid or purchase is made through the facilities of the TSX in accordance with the Universal Market Integrity Rules for Canadian Marketplaces of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriter, or if the client's order was solicited, the solicitation occurred before the period of distribution as prescribed, and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed. The Underwriter may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be interrupted or discontinued at any time.

The Corporation has agreed that, subject to certain exceptions, it will not issue any additional equity or quasi-equity securities (including any securities convertible into or exchangeable for or exercisable to acquire such securities) until the date which is 120 days after the Closing Date, without the prior written consent of the Underwriter, such consent not to be unreasonably withheld.

It is a condition of closing of the Offering that certain directors and senior officers of the Corporation agreed upon by the Corporation and the Underwriter and any shareholder of the Corporation which owns or controls, directly or indirectly, more than 10% of the issued and outstanding Common Shares to enter into agreements pursuant to which they agree that they will not, directly or indirectly, sell, transfer, offer to sell or transfer, grant any option for the sale or transfer of, or otherwise dispose of, or announce any intention to do so, any Common Shares or other securities of the Corporation or any economic interest in any Common Shares of other securities of the Corporation, for a period of 120 days after the Closing Date, without the prior written consent of the Underwriter, such consent not to be unreasonably withheld.

The Corporation has applied to list the Common Shares to be distributed under this short form prospectus on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

The Units offered hereby have not been and will not be registered under the 1933 Act, or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. Persons except in compliance with the registration requirements of the 1933 Act and applicable state securities laws or in transactions exempt from such requirements. The Underwriting Agreement permits the Underwriter to offer and resell such Units to certain investors that are "qualified institutional buyers" (as defined in Rule 144A under the 1933 Act pursuant to the exemption from registration under the 1933 Act provided by Rule 144A under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriter will offer and sell

the Units outside the United States to investors that are not U.S. Persons only in accordance with Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of the Offering, an offer or sale of Units offered under this short form prospectus within the United States or to U.S. Persons by any dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the 1933 Act.

RISK FACTORS

An investment in Units involves significant risks and must be considered speculative due to the nature of the Corporation's business. Prospective purchasers of Units offered under this short form prospectus should carefully consider the following risk factors, as well as the information included or incorporated by reference in this short form prospectus and the Corporation's historical consolidated financial statements and related notes, before making an investment decision to purchase Units.

RISKS RELATING TO THE CORPORATION

Dependence on the V-chip Technology

The Corporation's future prospects are substantially dependent on the retention and continued successful exploitation of the Corporation's V-chip technology. The success of the V-chip technology is subject to a number of risks, including intellectual property protection, competition, market acceptance and government support. The Corporation's rights to the V-chip technology are subject to early termination under certain circumstances, including non-payment of amounts owing and the bankruptcy or insolvency of TVE. The loss of such rights would have a material adverse effect on the operations and financial performance of the Corporation.

Adapting to Technological Change

The CATV and consumer electronics industries in which the Corporation operates are characterized by rapid technological change, evolving industry standards and frequent new product introductions. Technological innovation in the marketplace may reduce the comparative benefits of the Corporation's products and could materially adversely affect its business, financial condition, liquidity and operating results. The Corporation's inability, for technological or other reasons, to enhance, develop and introduce products in a timely manner in response to changing market conditions, industrial standards, customer requirements or competitive offerings could result in its products becoming obsolete, or could otherwise have a material adverse effect on its business, financial condition, liquidity and operating results.

The Corporation's ability to compete successfully will depend in large part on its ability to maintain a technically competent research and development staff and to adapt to technological changes and advances in the industries in which it operates, including providing for the continued compatibility of its products with evolving industry standards and protocols and legislative requirements. There can be no assurance that the Corporation can continue to keep its products technologically competitive. There can be no assurance that the Corporation will be successful in developing and marketing enhancements to its products or services or in developing new products and services, that respond to technological changes, evolving industry standards or customer or legislative requirements, that the Corporation will not experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements or that new products and

services will adequately address the requirements of the marketplace and achieve any significant degree of market acceptance.

Intellectual Property Rights

The Corporation relies on one or more of the following to protect its proprietary rights: patents, trademarks, copyrights, trade secrets, confidentiality procedures and contractual provisions. Although the Corporation takes steps to protect its proprietary rights, unauthorized parties may attempt to copy and may succeed in copying aspects of its product designs, products or trademarks, or in obtaining and using information it regards as proprietary. Preventing the unauthorized use of its technology may be difficult in part because it may be difficult to discover such use. Stopping unauthorized use of the Corporation's proprietary technology may be difficult, time-consuming and costly. While the Corporation believes that its products are covered by its patents and that these patents are valid, a court may not agree if the matter is litigated. There can be no assurance that the Corporation will be successful in protecting its proprietary rights and, if it is not, its business, financial condition and operating results could be materially adversely affected.

There can be no assurance, despite the Corporation's efforts to protect its proprietary rights, that the use of its intellectual property may not result in third parties alleging patent or copyright or trademark infringement or violation of a right in a trade secret against the Corporation. Any such claims, with or without merit, could result in costly litigation, require the expense of significant resources to develop non-infringing technology, cause product shipment delays or require the Corporation to enter into royalty or licensing agreements. The Corporation cannot be certain that the necessary licenses will be available or that they can be obtained on commercially reasonable terms.

The Corporation has provided an indemnity to one of its licensees against third party intellectual property claims based on its V-chip technology. Claims relating to this indemnity, whether or not with merit, could be time consuming to evaluate and result in costly litigation, awards and/or settlements, which could have a materially adverse effect on the Corporation's business, financial condition, liquidity and operating results.

Continued Government Support

The success of the commercialization of the Corporation's V-chip technology is substantially dependent on the establishment and maintenance by governments of requirements mandating the adoption of rating systems compatible with the V-chip technology and the encoding of such ratings in television signals and other broadcast mediums. Failure of governments to establish, maintain or significantly modify such requirements may have a material adverse effect on the Corporation's business, financial condition, liquidity and operating results.

Dependence on Key Personnel

The success of the Corporation is heavily dependent on its management team and key personnel and on its ability to attract, train, motivate and retain highly skilled persons. Competition for skilled technical personnel in the industries in which the Corporation operates is highly competitive. In addition, Tim Collings, the inventor of the V-chip and Chairman of the Corporation, provides key technical consulting services to the Corporation relating to licensing activities, digital television standards development and support and research and development support under arrangements with the Corporation. The loss of such services or the failure by the Corporation to continue to attract and retain other key personnel may have a material adverse effect on the Corporation.

Most of the Corporation's key technical and senior management personnel are not bound by employment agreements. Loss of the services of any of these key employees may harm the Corporation's business, financial condition and operating results. The Corporation does not maintain key person life insurance policies on any of its employees.

Uncertainty of Revenues

A substantial portion of the Corporation's revenues are derived from V-chip license royalties. Historically, the timing and amount of this royalty revenue have been difficult to predict and is subject to a number of factors including, level of non-compliance with v-chip requirements by manufacturers, general economic conditions and consumer purchasing patterns. The Corporation's expense levels are based, in part, on its expectations of future revenues and are largely fixed in the short term. The Corporation may not be able to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues.

Foreign Exchange Risk

A substantial portion of the Corporation's operating expenses and cost of sales are paid in Canadian currency and currencies other than the U.S. dollar while a substantial portion of its revenues are received in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and such other currencies may have a material adverse effect on the Corporation's business, financial condition, liquidity and operating results. In particular, its operating results may be materially adversely affected by a significant strengthening of the Canadian dollar against the U.S. dollar. The Corporation has adopted a policy of converting a portion of U.S. dollars into Canadian dollars immediately upon receipt and retaining the balance to fund U.S. denominated expenses to mitigate this exposure, however, this may not be sufficient to fully protect against this risk.

International Operations

The Corporation carries on a significant portion of its business outside of Canada. International business is subject to various risks, including exposure to currency fluctuations, political and economic instability, greater difficulty of administering business abroad and the need to comply with a wide variety of foreign laws. There can be no assurance that the Corporation will be able to manage effectively the risks associated with international operations.

Need for Additional Financing

The Corporation may need additional financing to fund its operations or for special projects or initiatives, which may be difficult to obtain. Failure to obtain necessary financing or doing so on relatively unfavourable terms could adversely affect the Corporation's operations and financial condition. The Corporation may need to raise additional capital in order to fund the continued development and marketing of its products or to fund strategic acquisitions or investments. The Corporation believes that its current cash, cash equivalents, marketable securities and anticipated cash flow from operations will be sufficient to meet its planned liquidity needs for the next fiscal year. In the event that it experiences a material reduction in its estimated revenues or is unable to maintain its costs at their current levels, it may need to raise additional funds through public or private financings, strategic partnerships, as well as collaborative relationships, borrowings and other available sources or restructure its operations. There can be no assurance that additional or sufficient financing will be available, or, if available, that it will be available on acceptable terms. If the Corporation raises funds by issuing additional equity securities, the percentage of shares owned by its then current shareholders will be reduced.

Competition

Some areas of the Corporation's business operate in marketplaces which are highly competitive. As competitors introduce new products or revise their supply or pricing strategies, the Corporation may encounter additional and more intense competition. Such competitors may have greater name recognition and more extensive financial, technological, marketing and/or personnel resources than the Corporation. There can be no assurance that the Corporation will be able to compete successfully with existing or new competitors.

Key Customers

The distribution and sale of CATV products by the Corporation is concentrated with a small number of large cable operators. The loss of one or more of these major customers could materially adversely affect the Corporation's business, financial condition, liquidity, operating results or prospects.

Legal Proceedings

The nature of the Corporation's business makes it subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Corporation's results of operations in any future period.

Dividends

The Corporation has paid no cash dividends on any of its Common Shares to date and currently intends to retain its future earnings, if any, to fund the development and growth of its businesses. Dividends will only be paid when operational circumstances permit.

RISKS RELATING TO THE OFFERING

Future Price of Common Shares

The market price of the Common Shares could decline as a result of issuances by the Corporation or sales by its existing shareholders of Common Shares in the market after this Offering, or the perception that these sales could occur. Sales by shareholders might also make it more difficult for the Corporation to sell equity securities at a time and price that it deems appropriate.

Immediate Dilution

Investors who purchase Units may pay more for the Common Shares comprising the Units than the amounts paid by existing shareholders of the Corporation for their Common Shares. As a result, investors in this Offering may incur immediate and substantial dilution.

Marketability of Warrants

Since the Corporation does not intend to apply for listing of the Warrants on any securities exchange or for inclusion on any automated quotation system, there is no public market for the Warrants and none is expected to develop. Even if a market develops for the Warrants, there can be no assurance that it will be liquid.

INTERESTS OF EXPERTS

Certain legal matters relating to the Offering will be passed upon on behalf of the Corporation by Kutkevicius Kirsh, LLP and on behalf of the Underwriter by Goodmans LLP. At the date hereof, partners and associates of Kutkevicius Kirsh, LLP own beneficially, directly or indirectly, less than 1% of the outstanding Common Shares. At the date of hereof, partners and associates of Goodmans LLP own beneficially, directly or indirectly, less than 1% of the outstanding Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Ernst & Young LLP, Chartered Accountants, Toronto, Ontario. The registrar and transfer agent for the Common Shares is Equity Transfer & Trust Company at its principal office in Toronto, Ontario.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides the purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

We have read the preliminary short form prospectus of Tri-Vision International Ltd. (the "Company") dated December 21, 2006 relating to the sale and issue of 3,077,000 units of the Company, each unit consisting of one common share and one-half of one common share purchase warrant of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned preliminary short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at March 31, 2006 and 2005, and the consolidated statements of loss and deficit and cash flows for the years then ended. Our report is dated June 14, 2006.

(Signed) Ernst & Young LLP
Chartered Accountants

Toronto, Canada
December 21, 2006

CERTIFICATE OF THE CORPORATION

Dated: December 21, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of the provinces of Ontario, Alberta, British Columbia and Manitoba.

(Signed) Najmul H. Siddiqui
Chief Executive Officer

(Signed) David Garland
Chief Financial Officer

On behalf of the Board of Directors

(Signed) Terry Canning
Director

(Signed) Bob Leshchyshen
Director

CERTIFICATE OF THE UNDERWRITER

Dated: December 21, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of the provinces of Ontario, Alberta, British Columbia and Manitoba.

WELLINGTON WEST CAPITAL MARKETS INC.

By: (Signed) Paul Rajchgod

Notice Declaring Intention to be Qualified under National Instrument 44-101
Short Form Prospectus Distributions ("NI 44-101")

November 3, 2006

To: Ontario Securities Commission

Tri-Vision International Ltd. (the "Issuer") intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. ***This notice does not evidence the Issuer's intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction.*** This notice will remain in effect until withdrawn by the Issuer.

TRI-VISION INTERNATIONAL LTD.

(signed) *"Najmul H. Siddiqui"*
Najmul H. Siddiqui
Chief Executive Officer

UNDERWRITING AGREEMENT

December 21, 2006

Tri-Vision International Ltd.
41 Pullman Court
Toronto, Ontario
M1X 1E4

Attention: Mr. Tim Collings, Chairman

Dear Sirs:

The undersigned, Wellington West Capital Markets Inc. (the "**Underwiter**"), understands that Tri-Vision International Ltd. (the "**Corporation**") proposes to issue and sell units of the Corporation (the "**Units**") at a price of $1.30 per Unit (the "**Offering**"). Each Unit will be comprised of one common share of the Corporation and one-half of a warrant to acquire a common share at a price of $1.60 per common share for 18 months following the Closing Date (the "**Warrants**").

Subject to the terms and conditions hereof, the Underwriter hereby agrees to purchase 3,077,000 Units (the "**Purchased Units**") from the Corporation at the Closing Time (as defined below) for a purchase price of $1.30 per Unit for aggregate proceeds of $4,000,100, and the Corporation hereby agrees to issue and sell to the Underwriter at the Closing Time all, but not less than all, of the Purchased Units at the purchase price of $1.30 per Purchased Unit.

TERMS AND CONDITIONS

1. Definitions

In this Agreement,

"**affiliate**", "**associate**" and "**subsidiary**" have the respective meanings given to them in the *Securities Act* (Ontario) and "**material change**", "**material fact**" and "**misrepresentation**" have the respective meanings given to them under Applicable Securities Laws;

"**Agreement**" means the agreement resulting from the acceptance by the Corporation of the offer made by the Underwriter hereunder;

"**Applicable Securities Laws**" means all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations and rules under such laws together with applicable published policy statements, notices and orders of the securities regulatory authorities in the Qualifying Jurisdictions and any national instruments adopted thereby;

"**Auditors**" means the auditors of the Corporation;

"**Audited Financial Statements**" means the audited consolidated financial statements of the Corporation as at and for the 12 month period ended March 31, 2006;

"**best of the Corporation's knowledge**" or similar phrases means to the best of the knowledge of the Chief Executive Officer and Chief Financial Officer of the Corporation, which they would reasonably be expected to have had if they had conducted a diligent inquiry into the relevant subject matter;

"**Broker Warrants**" means the described in paragraph 8;

"**Broker Warrant Units**" has the meaning given to it in paragraph 8;

"**Business Day**" means a day which is not a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario;

"**Claim**" has the meaning given to it in subparagraph 13(a);

"**Closing Date**" means January 11, 2007 or such other date as the Corporation and the Underwriter may agree upon in writing for the Closing, but in any event no later than January 18, 2007;

"**Closing Time**" means 11:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Underwriter may agree upon;

"**Common Shares**" means the common shares in the capital of the Corporation;

"**control**" has the meaning given to it under the *Securities Act* (Ontario);

"**Corporation**" has the meaning ascribed to it in the first recital paragraph of this Agreement;

"**Disclosure Documents**" means, collectively, all of the documentation which has been filed by or on behalf of the Corporation or in respect of the Corporation by others since March 31, 2006 with the relevant securities regulatory authorities pursuant to the requirements of Applicable Securities Laws and which is publicly available for review on SEDAR, including all press releases and financial statements filed on SEDAR;

"**Distribution**" means "distribution" or "distribution to the public" as those terms are defined under Applicable Securities Laws;

"**Environmental Laws**" has the meaning given to it in subparagraph 7(aa) hereof;

"**Exchange**" means the Toronto Stock Exchange;

"**final MRRS Decision Document**" means the decision document issued in accordance with the MRRS evidencing that final receipts for the Prospectus have been issued for each of the Qualifying Jurisdictions;

"**Final Prospectus**" means the final short form prospectus of the Corporation, including documents incorporated by reference therein, approved, signed and certified in accordance with Applicable Securities Laws, relating to the qualification of the Purchased Units and the Broker Warrants under Applicable Securities Laws through the Underwriter;

"**Indemnified Party**" has the meaning given to it in subparagraph 13(a);

"**Intellectual Property**" has the meaning given to it in subparagraph 7(hh);

"**material adverse effect**" means any effect on the Corporation that is materially adverse to the results of operations, business prospects, condition (financial or otherwise), assets or properties of the Corporation as a whole;

"**material change**" means a material change for the purposes of the Applicable Securities Laws or any of them or, where undefined under the Applicable Securities Laws of a jurisdiction, means a change in the business, affairs, operations or capital of the Corporation that would reasonably be expected to have a significant effect on the market price or value of the Common Shares or any other securities of the Corporation and includes a decision to implement such a change made by the board of directors of the Corporation or by senior management of the Corporation who believe that confirmation of the decision by the board of directors is probable;

"**material fact**" means a material fact for the purposes of the Applicable Securities Laws or any of them or, where undefined under the Applicable Securities Laws of a jurisdiction, means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of the Common Shares or any other securities of the Corporation;

"**misrepresentation**" means a misrepresentation for the purposes of the Applicable Securities Laws or any of them or, where undefined under the Applicable Securities Laws of a jurisdiction, means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

"**Material Agreement**" has the meaning given to it in subclause 7(q)(2)(iii);

"**MRRS**" means the mutual reliance review system provided for under National Policy 43-201 *Mutual Reliance Review System for Prospectuses and Annual Information Forms* of the Canadian Securities Administrators;

"**NI 44-101**" means National Instrument 44-101 of the Canadian Securities Administrators;

"**Notice**" has the meaning given to it in paragraph 17;

"**Offering**" has the meaning ascribed to it in the first recital paragraph of this Agreement;

"**Offering Documents**" has the meaning given to it in subparagraph 3(a);

"**Offering Memorandum**" means the final U.S. offering memorandum, delivered by the Corporation to the Underwriter for use in connection with offers to sell Purchased Units to, or solicitation of offers to buy Purchased Units from, persons in the United States or U.S. Persons, pursuant to Schedule "A" of this agreement, and which includes the Final Prospectus;

"**OSC**" means the Ontario Securities Commission;

"**preliminary MRRS Decision Document**" means the decision documents issued in accordance with the MRRS evidencing that receipts for the Preliminary Prospectus have been issued for each of the Qualifying Jurisdictions;

"**Preliminary Offering Memorandum**" means the preliminary U.S. offering memorandum, delivered by the Corporation to the Underwriter for use in connection with offers to sell Purchased Units to, or solicitation of offers to buy Purchased Units from, persons in the United States or U.S. Persons, pursuant to Schedule "A" of this agreement, and which includes the Preliminary Prospectus;

"**Preliminary Prospectus**" means the preliminary short form prospectus of the Corporation dated December 21, 2006, including documents incorporated by reference therein, approved, signed and certified in accordance with Applicable Securities Laws, relating to the qualification of the Purchased Units and the Broker Warrants under Applicable Securities Laws through the Underwriter;

"**Prospectus**" means, collectively, the Preliminary Prospectus and the Final Prospectus;

"**Qualifying Jurisdictions**" means each of the Provinces of Alberta, British Columbia, Manitoba and Ontario and such other provinces and jurisdictions as may be agreed to by the Corporation and the Underwriter;

"**Securities Commission**" means the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions and "**Securities Commissions**" has a comparable meaning;

"**Subsidiaries**" means the subsidiaries of the Corporation, being Think Broadband Solutions Inc. and Tri-Vision Electronics Inc. and Tri-Vision Electronics 2006 Inc.;

"**Supplementary Material**" has the meaning given to it in subparagraph 4(b);

"**Taxes**" has the meaning given to it in subparagraph 7(i);

"**Transaction Documents**" has the meaning given to it in subparagraph 7(a);

"**Transfer Agent**" means Equity Transfer Services Inc. in its capacity as registrar and transfer agent for the Corporation;

"**Underwriter**" has the meaning ascribed to it in the first recital paragraph of this Agreement;

"**Underwriting Fee**" has the meaning given to it in paragraph 8;

"**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"**U.S. Person**" means a "U.S. person", as that term is defined in Regulation S under the U.S. Securities Act;

"**U.S. Securities Act**" means the Unites States *Securities Act of 1933*, as amended;

"**U.S. Securities Laws**" means any U.S. federal securities law, including the U.S. Securities Act, the U.S. Securities Exchange Act of 1934, as amended (the "**U.S. Exchange Act**"), the U.S. Investment Company Act of 1940, as amended, any "blue sky" securities laws of any state, territory or possession of the United States, and any rules and regulations promulgated under each of the foregoing, as well as any case law relating to each of the foregoing;

"**Warrants**" has the meaning ascribed to it in the first recital paragraph of this Agreement;

"**Warrant Indenture**" means the warrant indenture related to the Warrants to be entered into by the Corporation and Equity Transfer & Trust Company on the Closing Date; and

"**Warrant Shares**" means the Common Shares issuable upon the exercise of the Warrants.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to "paragraphs", "subparagraphs" or "clauses" are to the appropriate paragraph, subparagraph or clause of this Agreement.

For greater certainty, references in this Agreement to Units (including the Purchased Units and the Broker Warrant Units) shall be deemed to refer to the Common Shares and Warrants comprising the Units.

2. Filing of Prospectus

(a) The Corporation will:

(1) prepare and file the Preliminary Prospectus (which shall be in form and substance satisfactory to the Underwriter, acting reasonably) and other required documents with the Securities Commissions in each of the Qualifying Jurisdictions under NI 44-101 and other applicable Securities Laws by not later than 3:00 pm (Toronto time) on December 21, 2006 (or such other time and/or later date as the Corporation and the Underwriter may agree) and elect under the MRRS and designate the OSC as the designated and principal regulator thereunder;

(2) obtain by no later than 5:00 p.m. (Toronto time) on December 21, 2006 the preliminary MRRS Decision Document from the OSC, as principal regulator, under the MRRS evidencing that a receipt has been issued for the Preliminary Prospectus by each of the Securities Commissions;

(3) promptly resolve all comments with respect to the Preliminary Prospectus that have been received from the Securities Commissions and prepare and file the Prospectus (which shall be in form and substance satisfactory to the Underwriter) and other required documents in each of the Qualifying Jurisdictions under NI 44-101 and other applicable Securities Laws forthwith after resolution of such comments and obtain the final MRRS Decision Document as soon as possible and, in any event, not later than 5:00 p.m. (Toronto time) on January 5, 2007 (or such other time and/or later date as the Corporation and the Underwriter may agree) evidencing

that a receipt has been issued for the Final Prospectus by each of the Securities Commissions and all legal requirements fulfilled to enable the Purchased Units to be offered and sold to the public in the Qualifying Jurisdictions through the Underwriter or any other persons who are registered in a category permitting them to distribute the Purchased Units in the Qualifying Jurisdictions under the Securities Laws and who comply with the Applicable Securities Laws; and

(4) take all other steps and proceedings that may be necessary in order to qualify the Purchased Units for distribution in each of the Qualifying Jurisdictions by the Underwriter and other persons who are registered in a category permitting them to distribute the Purchased Units in the Qualifying Jurisdictions under the Securities Laws and who comply with the Applicable Securities Laws.

(b) During the period of distribution of the Purchased Units, the Corporation will promptly take, or cause to be taken, any additional steps and proceedings that may from time to time be required under the Applicable Securities Laws to continue to qualify the distribution of the Purchased Units or, in the event that the Purchased Units have, for any reason, ceased so to qualify, to so qualify again the Purchased Units, as applicable, for distribution.

(c) Prior to the filing of the Prospectus and thereafter, during the period of distribution of the Purchased Units, and prior to the filing of any Supplementary Material, the Corporation shall have allowed the Underwriter to review and comment on such documents and shall have allowed the Underwriter to conduct all due diligence investigations that it may reasonably require in order to fulfill its obligations as underwriter in order to enable it to execute the certificate required to be executed by it at the end of the Prospectus or any Supplementary Material.

3. Certain Obligations of the Underwriter

(a) During the course of the distribution of Purchased Units by or through the Underwriter, the Underwriter will offer and sell the Purchased Units to the public only in the Qualifying Jurisdictions where they may be lawfully offered for sale or sold. The Underwriter will comply with all Applicable Securities Laws and, to the extent applicable, U.S. Securities Laws in connection with the offer to sell, sale or distribution of the Purchased Units. Except in the Qualifying Jurisdictions and in the United States, the Underwriter will not, directly or indirectly, solicit offers to purchase or sell the Purchased Units or make available or deliver the Prospectus, the Preliminary Offering Memorandum, the Offering Memorandum or any Supplementary Material (collectively, the "**Offering Documents**") so as to require registration of the Purchased Units or filing of a registration statement, prospectus with respect to the Purchased Units under the laws of any jurisdiction. The Underwriter will refrain and has refrained from advertising the Offering in (i) printed media of general and regular paid circulation, (ii) radio, (iii) television, or (iv) telecommunication (including electronic display) and has and will not distribute any document or information to prospective investors of Units, other

than the Offering Documents, and has and will not make use of any green sheet or other internal marketing document without the prior written consent of the Corporation. Any offers or sales of Purchased Units in the United States will be made solely in accordance with Schedule "A" of this agreement. The Underwriter will cause similar undertakings to be contained in any agreements among the members of the banking, selling or other groups formed for the distribution of the Purchased Units and will require any member of the banking, selling or other group formed for the distribution of the Purchased Units to comply with all Applicable Securities Laws and, to the extent applicable, U.S. Securities Laws.

(b) The Underwriter will complete and will use its reasonable best efforts to cause members of their selling group (if any) to complete the distribution of the Purchased Units as soon as is reasonably practical. The Underwriter will notify the Corporation when, in the Underwriter's opinion, the Underwriter and the members of the selling group (if any) have ceased distribution of the Purchased Units and, promptly (not to exceed 21 days) after completion of the distribution, will provide the Corporation with a breakdown of the number of Purchased Units distributed in each of the Qualifying Jurisdictions.

(c) For the purposes of this Section 3, the Underwriter shall be entitled to assume that the Purchased Units are qualified for distribution in any Qualifying Jurisdiction where a receipt or similar document for the Prospectus shall have been obtained from the applicable Securities Commission (including a decision document for the Prospectus issued under the MRRS) following the filing of the Prospectus unless otherwise notified in writing by the Corporation.

4. Prospectus Deliveries

(a) **Deliveries on Filing**

(1) The Corporation shall deliver to the Underwriter, without charge, contemporaneously with or prior to the issuance of a preliminary MRRS Decision Document:

(i) a copy of the Preliminary Prospectus signed as required by the Applicable Securities Laws of the Qualifying Jurisdictions;

(ii) a copy of any other document required to be filed by the Corporation under the Applicable Securities Laws in connection with the qualification for distribution of the Purchased Units in each of the Qualifying Jurisdictions; and

(iii) a copy of all documents incorporated, or containing information incorporated, by reference into the Preliminary Prospectus, if such documents have not previously been delivered to the Underwriter or are not then publicly available on SEDAR.

(2) The Corporation shall deliver to the Underwriter, without charge, contemporaneously with or prior to the issuance of a final MRRS Decision Document:

(i) a copy of the Prospectus signed as required by the Applicable Securities Laws of the Qualifying Jurisdictions;

(ii) a copy of any other document required to be filed by the Corporation under the Applicable Securities Laws in connection with the qualification for distribution of the Purchased Units in each of the Qualifying Jurisdictions;

(iii) evidence reasonably satisfactory to the Underwriter that an application to list the Common Shares (issuable as part of the Purchased Units, upon the exercise of the Broker Warrants and upon exercise of all of the Warrants) on the Exchange has been conditionally accepted by the Exchange, subject to the usual conditions set forth therein;

(iv) a "long-form" comfort letter of the Auditors dated the date of the Prospectus and addressed to the Underwriter and the directors of the Corporation, in form and substance satisfactory to the Underwriter, acting reasonably relating to the Financial Statements incorporated by reference in the Prospectus and setting out agreed upon procedures carried out by the Auditors and the findings as a result of the procedures with respect to the financial information, accounting data and other numerical data contained in the Prospectus (including the documents incorporated by reference therein) since the respective date as of which specified financial information is given in the Prospectus (including the documents incorporated by reference therein) to a date not more than two Business Days prior to the date of such letter;

(v) all documents incorporated, or containing information incorporated, by reference in the Prospectus, if such documents have not previously been delivered to the Underwriter or are not then publicly available on SEDAR.

(b) **Supplementary Material**

The Corporation shall also deliver to the Underwriter and its counsel duly signed copies of any amendments or supplements to the Prospectus or other documents required to be filed by the Corporation under Applicable Securities Laws (collectively, the "**Supplementary Material**"), together with copies of any other documents required to be filed with the Supplementary Material. The Prospectus and the Supplementary Material shall be in form and substance satisfactory to the Underwriter, acting reasonably. The provisions of Sections 4 and 5 hereof shall apply, with any changes required by the context, to any Supplementary Material of which

copies are, under the Applicable Securities Laws, required to be delivered to any holder of the Purchased Units.

(c) **Representations as Offering Documents**

Delivery of each Offering Document shall constitute a representation and warranty by the Corporation to the Underwriter that, as at the date of such Offering Document, (i) all information and statements (except information and statements relating solely to the Underwriter and provided by the Underwriter) contained or incorporated by reference in the Offering Document are true and correct in all material respects and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation, the Purchased Units, the Warrants and the Common Shares; (ii) no material fact or information has been omitted from such disclosure (except facts or information relating solely to the Underwriter and provided by the Underwriter) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; (iii) such Offering Document complies in all material respects with the requirements of the Applicable Securities Laws and have been filed (and a receipt therefor will be obtained, if required) in each of the Qualifying Jurisdictions; and (iv) except as set forth or contemplated in the Offering Document or as has otherwise been publicly disclosed, there has been no adverse material change (actual, anticipated, contemplated, proposed or threatened) in the business, affairs, business prospects, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation since the end of the period covered by the financial statements of the Corporation incorporated by reference in the Prospectus. Such deliveries shall also constitute the Corporation's consent to the use by the Underwriter and any selling firm of the Offering Document in connection with the distribution of the Purchased Units in the Qualifying Jurisdictions in compliance with this Agreement and the Applicable Securities Laws.

(d) **Commercial Copies**

The Corporation shall cause commercial copies of the Prospectus to be delivered to the Underwriter without charge, in such numbers and in such cities as the Underwriter may reasonably request by oral instructions to the Corporation given forthwith after the filing of the Preliminary Prospectus and the Final Prospectus, respectively. Such delivery shall be effected as soon as possible and, in any event on or before a date two Business Days after filing of the Preliminary Prospectus and the Final Prospectus, respectively. The Corporation shall similarly cause to be delivered commercial copies of the Preliminary Offering Memorandum, the Offering Memorandum and any Supplementary Material.

5. Material Change During Distribution

During the period from the date hereof to and including the Closing Date, the Corporation shall promptly notify the Underwriter, or cause the Underwriter to be notified promptly, in writing of:

(a) any material change (actual, anticipated, contemplated, proposed or threatened, financial or otherwise) in the business, financial condition, affairs, operations, business prospects, assets, liabilities or obligations (contingent or otherwise) or capital of the Corporation on a consolidated basis;

(b) after the filing of the Prospectus, any material fact which has arisen or has been discovered and would have been required to have been stated in the Prospectus had the fact arisen or been discovered on, or prior to, the date of the Prospectus; and

(c) any change in any material fact or matter covered by a statement contained in any Offering Document which change is, or may be, of such a nature as to render any statement in such Offering Document misleading or untrue in any material respect or which would result in a misrepresentation in any of the Offering Documents or which would result in any of the Offering Documents not complying (to the extent that such compliance is required) with the Applicable Securities Laws or the laws of any Qualifying Jurisdiction.

During the period from the date hereof to and including the Closing Date, the Corporation shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriter, acting reasonably, with all applicable filings and other requirements under the Applicable Securities Laws as a result of such material fact or change; provided that, except where otherwise required as a matter of law, the Corporation shall not file any Supplementary Material or other document without first obtaining from the Underwriter their approval (which approval shall promptly be considered and not be unreasonably withheld), after consultation with the Underwriter with respect to the form and content thereof. The Corporation shall in good faith discuss with the Underwriter any fact or change in circumstances (actual, anticipated, contemplated, proposed or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this paragraph.

6. Change in Applicable Securities Laws

If, prior to the Closing Date, there shall be any change in the Applicable Securities Laws which, in the reasonable opinion of the Underwriter, requires the filing of any Supplementary Material, the Corporation shall, to the satisfaction of the Underwriter, acting reasonably, use its best efforts to promptly prepare and file such Supplementary Material with the appropriate securities regulatory authority in each of the Qualifying Jurisdictions where such filing is required; provided that the Corporation shall not file any such Supplementary Material or other document without first obtaining from the Underwriter their approval, after consultation with the Underwriter with respect to the form and content thereof.

7. Other Covenants, Representations and Warranties of the Corporation

The Corporation hereby covenants, represents and warrants as follows to the Underwriter and acknowledges that the Underwriter is relying upon such representations, warranties and covenants in connection with its execution and delivery of this Agreement:

(a) the Corporation and each of the Subsidiaries has been duly incorporated, amalgamated or formed and is validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority and is duly qualified to carry on its business as now conducted and to own its properties and assets and the Corporation has all requisite corporate power and authority to carry out its obligations under this Agreement, the Warrant Indenture, the Broker Warrants

and each of the other documents executed pursuant to and in connection with this Agreement (collectively the "**Transaction Documents**");

(b) to the knowledge of the Corporation, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Corporation or any of its Subsidiaries;

(c) the Corporation has no subsidiaries other than the Subsidiaries, the Corporation does not beneficially own or exercise control or direction over the outstanding voting securities of any entity other than the Subsidiaries, the Corporation beneficially owns, directly or indirectly, all of the issued and outstanding shares in the capital of the Subsidiaries free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Corporation of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of any of the Subsidiaries or any other security convertible into or exchangeable for any such shares;

(d) as of the date of this Agreement, (i) the authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of special shares of which 56,045,314 Common Shares are issued and outstanding as fully paid and non-assessable and (ii) there are options to acquire 950,000 Common Shares outstanding and no person has any other right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Corporation of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of any of the Subsidiaries or any other security convertible into or exchangeable for any such shares;

(e) the currently issued and outstanding Common Shares are listed and posted for trading on the Exchange and no order ceasing or suspending trading in any securities of the Corporation or prohibiting the trading of any of the Corporation's issued securities has been issued and no proceedings for such purpose are pending or, to the knowledge of the Corporation, threatened;

(f) the definitive form of certificate representing the Common Shares is in proper form under the laws of Ontario and complies with the requirements of the Exchange and does not conflict with the constating documents of the Corporation;

(g) the Audited Financial Statements (i) have been prepared in accordance with generally accepted accounting principles in Canada consistently applied throughout the period referred to therein, (ii) present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise) of the Corporation on a consolidated basis (which includes the Subsidiaries) as at such dates and results of operations of the

Corporation and the Subsidiaries (on a consolidated basis) for the periods then ended, and (iii) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation, and there has been no change in accounting policies or practices of the Corporation since March 31, 2006;

(h) since March 31, 2006, the Corporation has not declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of its shares and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares or agreed to do so or otherwise effected any return of capital with respect to such shares;

(i) all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "**Taxes**") due and payable by the Corporation and the Subsidiaries have been paid except for where the failure to pay such taxes would not constitute an adverse material fact of the Corporation and the Subsidiaries (taken as a whole) or result in an adverse material change to the Corporation and the Subsidiaries (taken as a whole). All tax returns, declarations, remittances and filings required to be filed by the Corporation and the Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading except where the failure to file such documents would not constitute an adverse material fact of the Corporation and the Subsidiaries (taken as a whole) or result in an adverse material change to the Corporation and the Subsidiaries (taken as a whole). To the best of the knowledge of the Corporation, no examination of any tax return of the Corporation and the Subsidiaries is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Corporation and the Subsidiaries, in any case, except where such examinations, issues or disputes would not constitute an adverse material fact of the Corporation and the Subsidiaries (taken as a whole) or result in an adverse material change to the Corporation and the Subsidiaries (taken as a whole);

(j) there has not been any reportable event (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) with the Auditors;

(k) the Auditors are independent chartered accountants as required under Applicable Securities Laws;

(l) no legal or governmental proceedings are pending to which the Corporation or any Subsidiary is a party or to which its property is subject that would result individually or in the aggregate in any material adverse change in the operation, business or condition of the Corporation and the Subsidiaries (taken as a whole) and to the best of the Corporation's knowledge no such proceedings have been

threatened against or are contemplated with respect to the Corporation or any of the Subsidiaries or their respective properties;

(m) the Corporation and each of the Subsidiaries is in compliance in all material respects with each material license and permit held by it and them and are not in violation of, or in default in any material respect under, the applicable statutes, ordinances, rules, regulations, orders or decrees of any governmental entities, regulatory agencies or bodies having, asserting or claiming jurisdiction over it or over any part of its respective operations or assets, except in any case where the Corporation has received a valid and effective waiver of such violation or default;

(n) the Corporation and each of the Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws and regulations of each jurisdiction in which it carries on business and has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which would have a material adverse effect on the Corporation and the Subsidiaries (taken as a whole);

(o) the Corporation and/or each of the Subsidiaries is the beneficial owner of the properties, business and assets or the interests in the properties, business or assets referred to as owned by it in the Disclosure Documents, all agreements under which the Corporation or any Subsidiary holds an interest in a property, business or asset are in good standing according to their terms except where the failure to be in such good standing does not and will not have a material adverse effect on the Corporation (on a consolidated basis) or its properties, business or assets;

(p) the Corporation is a reporting issuer in each of the Qualifying Jurisdictions; the Corporation is not in default in any material respect of any requirement of the Applicable Securities Laws and the Corporation is not included in a list of defaulting reporting issuers maintained by the securities commissions of each of the Qualifying Jurisdictions. In particular, without limiting the foregoing, the Corporation is in compliance at the date hereof with its obligations to make timely disclosure of all material changes relating to it and, since March 31, 2006 (other than in respect of material change reports previously filed on a confidential basis and thereafter made public or material change reports previously filed on a confidential basis and in respect of which no material change ever resulted), no such disclosure has been made on a confidential basis and there is no material change relating to the Corporation which has occurred and that has not been publicly disclosed;

(q) the execution and delivery of the Transaction Documents and the performance of the transactions contemplated hereunder and thereunder does not and will not:

    (1) require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, securities regulatory authority or other third party, except: (i) such as have been obtained; or (ii) such as may be required under Applicable Securities Laws and under the

applicable by-laws, policies, regulations and prescribed forms of the Exchange;

(2) result in a breach of or default under, nor create a state of facts which, after notice or lapse of time or both, would result in a breach of or default under, nor conflict with:

(i) any of the terms, conditions or provisions of the constating documents or resolutions of the shareholders, directors or any committee of directors of the Corporation or any Subsidiary or any material indenture, agreement or instrument to which the Corporation or any Subsidiary is a party or by which it or they are contractually bound; or

(ii) any statute, rule, regulation or law applicable to the Corporation, or the Subsidiaries including, without limitation, the Applicable Securities Laws, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Corporation or the Subsidiaries; or

(iii) any material mortgage, note, indenture, license, permit, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or any Subsidiary is a party or by which the Corporation or any Subsidiary or a material portion of the assets of the Corporation or any Subsidiary are bound (a "**Material Agreement**"), or any judgment, decree, order, statute, rule or regulation applicable to any of them; or

(3) give rise to any lien, charge or claim in or with respect to the properties or assets now owned or hereafter acquired by the Corporation or any Subsidiary or the acceleration of or the maturity of any debt under any indenture, mortgage, lease, agreement or instrument binding or affecting any of them or any of their properties;

(r) no default exists under and no event has occurred which, after notice or lapse of time or both, or otherwise, would constitute a default under or breach of, by the Corporation or any Subsidiary, or any other person, of any Material Agreement except where such default or breach would not have a material adverse effect;

(s) upon the execution and delivery thereof, this Agreement, the Warrant Indenture and the Broker Warrants shall constitute valid and binding obligations of the Corporation and shall be enforceable against the Corporation in accordance with their respective terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(t) at the Closing Time, all necessary corporate action will have been taken by the Corporation to validly create and issue the Purchased Units and the Broker Warrants and to allot and reserve the (i) the Common Shares and Warrants comprising the Units issuable upon exercise of the Broker Warrants, and (ii) the Warrant Shares issuable upon exercise of the Warrants. The Common Shares forming part of the Purchased Units shall, upon issuance at the Closing Time, be issued as fully paid and non-assessable securities in the capital of the Corporation and the Common Shares issuable upon exercise of the Broker Warrants and the Warrant Shares, shall, upon exercise of the Broker Warrants or the Warrants, as applicable, be issued as fully paid and non-assessable securities in the capital of the Corporation;

(u) the Corporation is not aware of any legislation, or proposed legislation (published by a legislative body), which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Corporation and the Subsidiaries, considered as a whole;

(v) the Corporation and each of the Subsidiaries is in compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non-compliance would not constitute an adverse material fact of the Corporation and the Subsidiaries (taken as a whole) or result in an adverse material change to the Corporation and the Subsidiaries (taken as a whole);

(w) there has not been and there is not currently any labour disruption or conflict which is adversely affecting or could adversely affect, in a material manner, the carrying on of the Corporation's, or any of the Subsidiaries', business, considered as a whole;

(x) other than as disclosed in the Disclosure Documents, neither the Corporation nor any of the Subsidiaries has any loans or other indebtedness outstanding which has been made to any of its or their respective shareholders, officers, directors or employees, past or present, or any person not dealing at arm's length with them;

(y) except as set out in the Disclosure Documents, none of the directors, officers or employees of the Corporation or any of the Subsidiaries, any known holder of more than ten per cent of any class of shares of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the *Securities Act* (Ontario)), has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Corporation and the Subsidiaries;

(z) the Transfer Agent, at its principal offices in the city of Toronto, Ontario, has been duly appointed as transfer agent and registrar in respect of the Common Shares and Equity Transfer & Trust Company at its principal offices in the city of Toronto, Ontario, has been or will prior to Closing be duly appointed as warrant agent under the Warrant Indenture;

(aa) the Corporation and each of the Subsidiaries (i) are in compliance with any and all applicable foreign, federal, provincial, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("**Environmental Laws**"), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses (iii) are in compliance with all terms and conditions of any such permit, license or approval, (iv) to the best knowledge of the Corporation, there have been no past, and there are no pending or threatened claims, complaints, notices or requests for information received by the Corporation or any of the Subsidiaries with respect to any alleged material violation of any Environmental Law, and (v) no conditions exist at, on or under which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law; except where such non-compliance, failure to receive a permit, licence or other approval, claim or condition would not, singly or in the aggregate, have or be expected to have a material adverse effect with respect to the Corporation and the Subsidiaries (taken as a whole);

(bb) subsequent to March 31, 2006, except as has been publicly disclosed prior to the date of this Agreement:

(1) there has not been any material change (financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and the Subsidiaries taken as a whole other than as has been publicly disclosed on or prior to the date hereof; and

(2) the Corporation and each of the Subsidiaries has carried on business in the ordinary course.

(cc) the Corporation is in material compliance with the by-laws, rules and regulations of the Exchange;

(dd) the Corporation has established and maintains systems of disclosure controls and procedures and has (A) designed such disclosure controls and procedures, or caused them to be designed under management's supervision, to provide reasonable assurance that material information relating to the Corporation is made known to management by others, particularly during the period in which the Corporation's financial statements are being prepared; (B) designed such internal control over financial reporting, or caused it to be designed under management's supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Corporation's generally accepted accounting principles; and (C) evaluated the effectiveness of such disclosure controls and procedures as of the end of the period covered by the financial statements and has caused the Corporation to disclose in its management's discussion and analysis the conclusions about the effectiveness of such disclosure controls and procedures as of the end of the period covered by the financial statements based on such evaluation;

(ee) to the Corporation's knowledge, the Corporation has established and maintains systems of internal account controls over financial reporting sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management's general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles; (C) access to assets is permitted only in accordance with management's general or specific authorization; and (D) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(ff) other than as contemplated by this agreement, there is no broker, finder or other party that is entitled to receive from the Corporation any brokerage or finder's fee or other fee or commission as a result of any of the offering, issue and sale of the Purchased Units contemplated by this agreement;

(gg) the Corporation is eligible to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to NI 44-101 and on the dates of and upon filing of the Prospectus there will be no documents required to be filed under the Applicable Securities Laws in connection with the offering of the Purchased Units that will not have been filed as required as at those respective dates, except as may be required under Applicable Securities Laws;

(hh) each of the Corporation and the Subsidiaries has good and valid title to all material intellectual property rights used by the Corporation and the Subsidiaries or relating to the operation of its business, including all foreign and domestic patents, patent rights, patent applications, copyrights, industrial designs, trade marks, trade secrets, know how and proprietary rights necessary to carry on its business (the "**Intellectual Property**") free and clear of any and all encumbrances, except for royalty obligations and general bank security incurred or granted, as the case may be, in the ordinary course of business. No royalty or other fee is required to be paid by the Corporation or any of the Subsidiaries to any other person in respect of the use of any of the Intellectual Property. To the knowledge of the Corporation, no employee of the Corporation or its Subsidiaries is in violation of any term of any non disclosure, proprietary rights or similar agreement between such employee and the Corporation or the Subsidiaries or between such employee and any former employer. To the knowledge of the Corporation, all technical information developed by and belonging to the Corporation and/or its Subsidiaries which has not been copyrighted or patented has been kept confidential;

(ii) there are no material restrictions on the ability of the Corporation or its Subsidiaries to use and exploit all rights in the Intellectual Property required in the ordinary course of the Corporation's or its Subsidiaries' business. None of the rights of the Corporation or its Subsidiaries in the Intellectual Property will be impaired or affected in any way by the transactions contemplated by this Agreement; and

(jj) except as would not reasonably be expected to have a material adverse effect, to the Corporation's knowledge, (i) other than as disclosed in the Disclosure Documents, there are no rights of third parties to any such Intellectual Property; (ii) there is no infringement by third parties of any such Intellectual Property; (iii) there is no pending or threatened action, suit, proceeding or claim by others against the Corporation or any Subsidiary challenging the Corporation's or any Subsidiary's rights in or to any such Intellectual Property, and the Corporation is unaware of any facts which, to the Corporation's knowledge, would form a reasonable basis for any such claim; (iv) there is no pending or, to the Corporation's knowledge, threatened action, suit, proceeding or claim by others against the Corporation or any Subsidiary challenging the validity or scope of any such Intellectual Property, and the Corporation is unaware of any facts which, to its knowledge, would form a reasonable basis for any such claim; (v) there is no pending or threatened action, suit, proceeding or claim by others against the Corporation or any Subsidiary asserting that the Corporation or such Subsidiary infringes or otherwise violates, or would infringe or otherwise violate upon commercialization of its products and product candidates, any patent, trademark, copyright, trade secret or other proprietary rights of others, and the Corporation is unaware of any facts which, to its knowledge, would form a reasonable basis for any such claim; (vi) there is no patent or patent application which contains valid claims that dominate any Intellectual Property that is necessary for the conduct of its principal business as currently conducted or currently contemplated to be conducted or that interferes with the issued claims of any such Intellectual Property; and (vii) there is no prior act of which the Corporation is aware that may render any patent held by the Corporation or any of the Subsidiaries invalid or any patent application held by the Corporation or any of the Subsidiaries unpatentable which has not been disclosed to the applicable patent-issuing authority.

8. Services Provided by Underwriter and Underwriting Fee

In return for the Underwriter's services hereunder in respect of the Offering the Corporation agrees to pay to the Underwriter, out of the proceeds from the sale of the Purchased Units, a fee (the "**Underwriting Fee**") equal to 6.0% of the gross proceeds from the offering of the Purchased Units which, for greater certainty, excludes any amounts received by the Corporation pursuant to the exercise of the Broker Warrants (as defined below). In addition, at the Closing Time, the Corporation shall issue to the Underwriter non-transferable broker warrants (the "**Broker Warrants**") entitling the Underwriter to acquire up to that number of Units (the "**Broker Warrant Units**") equal to 6% of that number of Purchased Units sold hereunder at a price of $1.30 per Unit for a period of 12 months from the Closing Date.

9. Delivery of Purchase Price, Underwriter's Fee and Certificates

The purchase and sale of the Purchased Units shall be completed at the Closing Time concurrently at the offices of Goodmans LLP in Toronto, Ontario or at such other place(s) as the Underwriter and the Corporation may agree upon. At the Closing Time, the Corporation shall duly and validly deliver to the Underwriter:

(a) one or more definitive certificates representing the Common Shares and Warrants comprising the Purchased Units registered on account of the Underwriter and/or the substituted Purchasers, in such name or names as shall be designated by the Underwriter not less than two Business Days prior to the Closing Time; and

(b) a definitive certificate representing the Broker Warrants to be issued at such time registered in the name of the Underwriter,

in each case against payment by the Underwriter to the Corporation of the aggregate purchase price for the Purchased Units by certified cheque or wire transfer net of the Underwriting Fee and, net of amounts payable to the Underwriter in reimbursement of its expenses associated with the Offering in accordance with paragraph 13(b)(3).

10. Delivery of Certificates to Transfer Agent

The Corporation shall, prior to the Closing Date make all necessary arrangements for the exchange of the definitive certificates representing the Common Shares and Warrants comprising the Purchased Units on the delivery date for certificates representing such number of Common Shares and Warrants comprising the Purchased Units and registered in such names as shall be designated by the Underwriter not less than two full Business Days prior to the Closing Time. The Corporation shall pay all fees and expenses payable to the Transfer Agent in connection with the preparation, delivery, certification and exchange of the Common Shares and Warrants comprising the Purchased Units contemplated by this paragraph.

11. Closing Conditions

The Underwriter's obligation to purchase the Purchased Units at the Closing Time shall be subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement as of the date of this Agreement and, if applicable, as of the Closing Date, the performance by the Corporation of its obligations under this Agreement and the following conditions:

(a) the Underwriter shall have received at the Closing Time a legal opinion dated the Closing Date, in form and substance satisfactory to counsel to the Underwriter, acting reasonably, addressed to the Underwriter and counsel to the Underwriter from counsel to the Corporation, Kutkevicius Kirsh, LLP, as to the laws of Canada and the Qualifying Jurisdictions, which counsel in turn may rely upon the opinions of local counsel where they deem such reliance proper as to the laws other than those of Canada and Ontario, and as to matters of fact, which counsel may rely on certificates of the auditors of the Corporation, public officials and officers of the Corporation and correspondence between public and stock exchange officials, with respect to the following matters:

(1) as to the incorporation and existence of each of the Corporation and the Subsidiaries under the laws of its governing jurisdiction, the due qualification of each of the Corporation and the Subsidiaries to carry on its business as described in the Disclosure Documents, and as to the corporate power and capacity of each of the Corporation and Subsidiaries to own,

lease and operate its properties and assets to conduct its business as described in the Disclosure Documents and, in respect of the Corporation, to enter into and to carry out its obligations under the Transaction Documents and to issue (i) the Common Shares and Warrants comprising the Units, (ii) the Broker Warrants, (iii) the Common Shares and Warrants comprising the Broker Warrant Units, and (iv) the Warrant Shares issuable upon the exercise of the Warrants;

(2) the Corporation is the registered holder of all of the issued and outstanding shares of each Subsidiary;

(3) as to the authorized capital of the Corporation and number of Common Shares issued and outstanding as fully paid and non-assessable shares immediately prior to the Closing;

(4) the Common Shares comprising part of the Purchased Units have been validly created and issued as fully paid and non-assessable shares in the capital of the Corporation;

(5) the Warrants comprising part of the Purchased Units have been validly created and issued;

(6) the Broker Warrants have been validly created and issued;

(7) the Common Shares issuable as part of the Broker Warrant Units issuable upon exercise of the Broker Warrants have been validly authorized and reserved and allotted for issuance and upon exercise of the Broker Warrants and payment of the purchase price for the underlying Broker Warrant Units, the Common Shares comprising part of such Broker Warrant Units will be validly created and issued as fully paid and non-assessable shares in the capital of the Corporation;

(8) the Warrants issuable as part of the Units issuable upon exercise of the Broker Warrants have been validly authorized and reserved and allotted for issuance and upon exercise of the Broker Warrants and payment of the purchase price for the underlying Units, the Warrants comprising part of such Units will be validly created and issued;

(9) the Warrant Shares issuable upon exercise of the Warrants comprising part of the Purchased Units and upon exercise of the Warrants underlying the Broker Warrant Units have been validly authorized and reserved and allotted for issuance and upon exercise of such Warrants and payment of the purchase price for the underlying Common Shares, such Warrant Shares will be validly created and issued as fully paid and non-assessable shares in the capital of the Corporation;

(10) the Transaction Documents have been duly authorized and executed by the Corporation and constitute legal, valid and binding obligations of the

Corporation enforceable against it in accordance with their respective terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(11) no consent, approval, authorization, order, registration or qualification of, or filing, registration or recording with, any court, regulatory body or government agency or body under the laws of Ontario and the federal laws of Canada is required for the consummation by the Corporation of the transactions contemplated by the Transaction Documents, except for those which may be required under the Applicable Securities Laws or the rules of the Exchange and have been obtained on or prior to the Closing Time on the Closing Date, other than the usual filing of post-closing documents and fees;

(12) the execution and delivery of the Transaction Documents and the consummation by the Corporation of the transactions contemplated thereby, do not conflict with or result in a breach (whether after notice or lapse of time or both) of or constitute a default under any of the terms, conditions or provisions of the articles of incorporation or amalgamation, as applicable, by-laws of the Corporation or, to such counsel's knowledge with respect to all laws other than corporate and securities laws which will not be so modified, any statute, published rule or regulation applicable to the Corporation under the laws of Ontario and the federal laws of Canada, or, to such counsel's knowledge, any judgment, order or decree of any Canadian federal, provincial or local government body, agency or court having jurisdiction over the Corporation;

(13) all necessary documents have been filed, all necessary proceedings have been taken and all necessary legal requirements have been fulfilled by or under the laws of Qualifying Jurisdictions by the Corporation to qualify the Purchased Units for sale to the public in each of such Qualifying Jurisdictions through investment dealers or brokers registered under the applicable laws of such Qualifying Jurisdictions who have complied with the relevant provisions of such laws;

(14) all necessary documents have been filed, all necessary proceedings have been taken and all necessary legal requirements have been fulfilled by or under the laws of Qualifying Jurisdictions by the Corporation to qualify the distribution of the Broker Warrants to the Underwriter;

(15) that the issue by the Corporation of the Warrant Shares to be issued upon the exercise of the Warrants and of the Common Shares and Warrants to be issued upon the exercise of the Broker Warrants as of the date they are issued will be exempt from the registration and prospectus requirements of

Applicable Securities Laws and no filing, proceeding, approval, permit, consent or authorization will be required to be made, taken or obtained by the Corporation under Applicable Securities Laws in connection with such issuance, provided that no commission or other remuneration is paid or given to others in respect of such issuances except for ministerial or professional services or for services performed by a registered dealer under Applicable Securities Laws;

(16) the first trade by a holder of Common Shares received: (i) upon the exercise of the Broker Warrant Units issuable upon exercise of the Broker Warrants; or (ii) upon the exercise of the Warrants (including the Warrants underlying the Broker Warrant Units issuable upon exercise of the Broker Warrants) in accordance with the terms and conditions of the Warrant Indenture or the Broker Warrants, as applicable, will not be subject to the prospectus requirement of the applicable securities laws of Canada and each of the Qualifying Jurisdictions and no filing, proceeding, approval, consent or authorization will be required to be made, taken or obtained under the applicable securities laws of Canada and each of the Qualifying Jurisdictions to permit such trade or distribution, through registrants, if required, registered under the applicable securities laws of the Qualifying Jurisdictions who have complied with such securities laws, subject to the exceptions generally provided for in such opinion;

(17) the Corporation is a "reporting issuer" under the Applicable Securities Laws and is not included in a list of defaulting reporting issuers maintained by any Securities Commission;

(18) the Transfer Agent at its principal offices in the City of Toronto has been duly appointed as the transfer agent and registrar for the Common Shares;

(19) Equity Transfer & Trust Company at its principal offices in the City of Toronto has been duly appointed as the warrant agent under the Warrant Indenture;

(20) all of the Common Shares issuable as part of the Purchased Units, upon exercise of the Broker Warrants and upon exercise of all of the Warrants (including the Warrants underlying the Broker Warrant Units) have been conditionally approved for listing by the Exchange; and

(21) as to all other legal matters reasonably requested by counsel to the Underwriter relating to the sale of the Purchased Units.

(b) the Underwriter shall have received at the Closing Time a legal opinion dated the Closing Date, in form and substance satisfactory to counsel to the Underwriter, acting reasonably, addressed to the Underwriter and counsel to the Underwriter from the Corporation's special U.S. counsel to the effect that it is not necessary to register the Common Shares and Warrants included in the Purchased Units under the U.S. Securities Act in connection with the offer, sale and delivery of the

Purchased Units by the Corporation to the Underwriter or the initial offer, sale and delivery of the Purchased Units by the Underwriter, in each case in accordance with the arrangements relating to offers, sales and deliveries of the Purchased Units as contemplated in Schedule "A" of this agreement and in the Offering Memorandum;

(c) the Underwriter shall have received at the Closing Time certificates dated the Closing Date, addressed to the Underwriter and counsel to the Underwriter and signed by appropriate officers of the Corporation, with respect to the constating documents of the Corporation, all resolutions of the board of directors of the Corporation relating to this Agreement, the incumbency and specimen signatures of signing officers of the Corporation, and with respect to such other matters as the Underwriter may reasonably request;

(d) the Underwriter shall have received at the Closing Time a certificate or certificates dated the Closing Date, addressed to the Underwriter and counsel to the Underwriter and signed on behalf of the Corporation by the Chief Executive Officer and by the Chief Financial Officer of the Corporation or other officers of the Corporation acceptable to the Underwriter, certifying for and on behalf of the Corporation after having made due enquiry and after having carefully examined the Disclosure Documents, that:

(1) since March 31, 2006 (A) there has been no material change (actual, anticipated, contemplated, proposed or threatened, whether financial or otherwise) in the business, financial condition, affairs, operations, business prospects, assets, liabilities or obligations (contingent or otherwise) or capital of the Corporation, and (B) no transaction has been entered into by the Corporation which is material to the Corporation, other than as disclosed in the Disclosure Documents;

(2) there are no contingent liabilities affecting the Corporation which are material to the Corporation, other than as disclosed in the Disclosure Documents;

(3) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Common Shares or any other securities of the Corporation has been received from any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any of the Applicable Securities Laws or by any other regulatory authority;

(4) the Corporation has complied with and satisfied in all material respects the covenants, terms and conditions of this Agreement on its part to be complied with and satisfied up to the Closing Time (other than those which have been waived in writing by the Underwriter);

(5) the representations and warranties of the Corporation contained in this Agreement are true and correct in all material respects as of the Closing Date with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement; and

(6) such other matters as the Underwriter may reasonably request;

(e) the Underwriter shall have received at the Closing Time a "bring down" comfort letter dated the Closing Date from the Auditors, addressed to the Underwriter and the board of directors of the Corporation, confirming the matters contained in the comfort letter to be delivered pursuant to paragraph 4(a)(2)(iv) to a date not more than two Business Days prior to the Closing Date, such letter to be acceptable to the Underwriter, acting reasonably;

(f) the directors and senior executives of the Corporation to be agreed upon by the Underwriter and the Corporation and any shareholder of the Corporation which owns or controls, directly or indirectly, more than 10% of the issued and outstanding Common Shares shall have entered into lock-up agreements in favour of the Underwriter, in form and substance satisfactory to the Underwriter, acting reasonably, pursuant to which they agree that they will not, directly or indirectly, sell, transfer, offer to sell or transfer, grant any option for the sale or transfer of, or otherwise dispose of, or announce any intention to do so, any Common Shares or other securities of the Corporation or any economic interest in any Common Shares of other securities of the Corporation, for a period of 120 days following the Closing Date, without prior written consent of the Underwriter, such consent not to be unreasonably withheld. The Underwriter understands and agrees that Qamrul Hasan Siddiqi, a Director and Senior Vice President of the Corporation, may sell up to 400,000 Common Shares within this 120-day period. The Corporation will use its best efforts to cause Qamrul to give notice to the Underwriter prior to selling any of such Common Shares; and

(g) the Corporation shall have received the conditional approval of the Exchange for the listing of the Common Shares and Warrant Shares for trading on such exchange.

12. Rights of Termination

(a) Without limiting any of the other provisions of this Agreement, the Underwriter will be entitled, at its option, to terminate and cancel, without any liability on its part, its obligations under this Agreement, to purchase the Purchased Units by giving written notice to the Corporation at any time through to the Closing Time if at any time prior to the Closing Time:

(1) there shall have occurred any (i) adverse material change or the Underwriter shall discover any previously undisclosed adverse material fact in relation to the Corporation or its Subsidiaries, or their business, affairs or profitability; or (ii) change in the Applicable Securities Laws, or

any inquiry, investigation or other proceeding is made or any order is issued under or pursuant to any statute of Canada or any province thereof in relation to the Corporation or any of its securities (except for any inquiry, investigation or other proceeding based upon activities of the Underwriter and not upon activities of the Corporation), in either case, which, in the opinion of the Underwriter, prevents or restricts trading in or the distribution of the Units or adversely affects or might reasonably be expected to adversely affect the market price or value of the Units or the Common Shares;

(2) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence or catastrophe, war or act of terrorism of national or international consequence or any law or regulation which, in the reasonable opinion of the Underwriter, seriously adversely affects or involves, or will seriously adversely affect or involve, the financial markets of Canada or the United States or the business, operations or affairs of the Corporation;

(3) a cease trading order is made by any Securities Commission or other competent authority by reason of the fault of the Corporation or its respective directors, officers and agents and such cease trading order is not rescinded within 48 hours; or

(4) any material inquiry, action, suit, proceeding or investigation (whether formal or informal) (including matters of regulatory transgression or unlawful conduct), is commenced, announced or threatened in relation to the Corporation or any one of the officers or directors of the Corporation or its principal shareholders;

(b) The Underwriter's rights of termination contained in this section are in addition to any other rights or remedies they may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement.

(c) If the obligations of the Underwriter are terminated under this Agreement pursuant to the termination rights provided for in this paragraph 12, the Corporation's liabilities to such Underwriter shall be limited to the Corporation's obligations under the indemnity, contribution and expense provisions of this Agreement.

13. Indemnities

(a) **Indemnity Provided by the Corporation**

The Corporation agrees to indemnify and hold harmless the Underwriter, each of its affiliates and each of its respective directors, officers, employees, partners, agents, shareholders, and each other person, if any, directly or indirectly controlling the Underwriter or any of its subsidiaries (collectively, the "**Indemnified Parties**" and individually, an "**Indemnified Party**") to the full

extent lawful, from and against any and all losses (excluding loss of profits or consequential losses), liabilities (joint or several), claims (including shareholder actions, derivative or otherwise), actions, costs, damages, obligations and expenses, joint or several, including the aggregate amount paid in settlement of any action, suit, proceeding, investigation or claim (collectively, the "**Claims**" and individually, a "**Claim**") to which any Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, or as a consequence of:

(1) any information or statement (except any information or statement relating solely to the Underwriter provided in writing by the Underwriter) contained in any Offering Document, any amendments thereto required to be filed, or any documents incorporated by reference therein, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or any omission or any alleged omission to state therein any fact or information (except facts or information relating solely to the Underwriter provided in writing by the Underwriter) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they are made;

(2) the omission or alleged omission to state in any certificate of the Corporation or of any officers of the Corporation delivered in connection with the Offering any material fact (except facts or information relating solely to the Underwriter provided in writing by the Underwriter) required to be stated therein where such omission or alleged omission constitutes or is alleged to constitute a misrepresentation;

(3) any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority, based upon any misrepresentation or alleged misrepresentation (except a misrepresentation relating solely to the Underwriter) in any Offering Document, any amendments thereto required to be filed, or any documents incorporated by reference therein (except any document or material delivered or filed solely by the Underwriter) based upon any failure or alleged failure to comply with Canadian securities laws (other than any failure or alleged failure to comply by the Underwriter) preventing and restricting the trading in or the sale of the Units or Common Shares in the Qualifying Jurisdictions;

(4) the non-compliance or alleged non-compliance by the Corporation with any requirement of Applicable Securities Laws, including the non-compliance with any statutory requirement to make any document available for inspection; or

(5) any breach of any representation, warranty or covenant of the Corporation contained in this Agreement or the failure of the Corporation to comply with any of its obligations hereunder.

(b) **General Provisions Relating to the Indemnities**

(1) The Corporation will reimburse each Indemnified Person for all expenses reasonably incurred by or on behalf of such Indemnified Person in connection with investigating, preparing or defending any action or claim relating to or in connection with the Agreement or which may result in an indemnifiable loss, including payment to the Underwriter at a reasonable per diem rate for the time expended by any director, officer, employee, partner or agent of the Underwriter or any affiliate attending at or participating in such investigation, preparation or defence.

(2) In no event shall this indemnity enure to the benefit of the Underwriter, if (i) a court of competent jurisdiction in a final judgment determines that the Claim in respect of which indemnification is sought is a result of or arises out of the recklessness, wilful misconduct or negligence of the Underwriter; or (ii) a copy of the Prospectus (as then amended or supplemented, if the Corporation shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of the Underwriter to a person asserting any such losses, claims, damages or liabilities, if required by law so to have been delivered by the Underwriter to such person, at or prior to the written confirmation of the sale of the Purchased Units to such person, and if the Prospectus (as so amended or supplemented) delivered to the Underwriter a reasonable amount of time in advance of such confirmation would have cured the defect giving rise to such losses, claims, damages or liabilities.

(3) If any Claim contemplated by this paragraph 13 is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this section comes to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify the Corporation in writing, as soon as reasonably practicable, of the nature of the Claim (provided that any failure to so notify in respect of any potential Claim shall affect the liability of the Corporation under this paragraph 13 only to the extent that the Corporation is prejudiced by such failure). An Indemnifying Party will, subject to the following, be entitled (but not required) to assume the defense on behalf of the Indemnified Party of any suit brought to enforce the Claim; provided that the defense will be through legal counsel selected by the Indemnifying Party and acceptable to the Indemnified Party, acting reasonably, and no admission of liability will be made by the Indemnifying Parties or the Indemnified Party without, in each case, the prior written consent of all the Indemnified Parties affected and all the Indemnifying Parties, in each case, which consent will not be unreasonably withheld or delayed. An Indemnified Party will have the right to employ separate counsel in any such suit and participate in its defense but the fees and expenses of that counsel will be at the expense of the Indemnified Party unless:

(i) an Indemnifying Party fails to assume the defense of the suit on behalf of the Indemnified Party within ten days of receiving notice of the suit;

(ii) the employment of that counsel has been authorized by an Indemnifying Party; or

(iii) the named parties to the suit (including any added or third parties) include the Indemnified Party and an Indemnifying Party, as applicable, and the Indemnified Party has been advised in writing by counsel that there are legal defenses available to the Indemnified Parties that are different or in addition to those available to an Indemnifying Party or that representation of the Indemnified Party by counsel for an Indemnifying Party is inappropriate as a result of the potential or actual conflicting interests of those represented.

(4) No settlement may be made by an Indemnified Party without the prior written consent of the Indemnifying Party, and the Corporation shall not be liable for the settlement of any Claim unless it has consented in writing to such settlement which consent will not be unreasonably withheld or delayed.

(c) The Corporation hereby acknowledges and agrees that, with respect to paragraphs 13 and 14 of this Agreement, the Underwriter is contracting on its own behalf and as agents for each of the other Indemnified Parties. In this regard, the Underwriter will act as trustee for the each of the other Indemnified Parties and accepts these trusts and will hold and enforce those covenants on behalf of each of the other Indemnified Parties.

14. Contribution.

(a) In order to provide for just and equitable contribution in circumstances in which an indemnity provided in paragraph 13 of this agreement would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Underwriter and the Corporation will contribute to the aggregate of all Claims suffered or incurred by the Indemnified Parties in proportions such that the Underwriter shall be responsible for the portion represented by the percentage that the total Underwriting Fee bears to the aggregate purchase price of the Purchased Units, both as determined pursuant to the provisions hereof, and the Corporation shall be responsible for the balance, whether or not they have been sued or sued separately; provided that the Underwriter will not in any event be liable to contribute, in the aggregate, any amount in excess of the total fee actually received. No party who has engaged in any fraud, fraudulent misrepresentation or negligence will be entitled to claim

contribution from any person who has not engaged in that fraud, fraudulent misrepresentation or negligence.

(b) If an Indemnified Party has reason to believe that a claim for contribution may arise, the Indemnified Party shall give the Indemnifying Parties notice thereof in writing, but failure to so notify shall not relieve the Indemnifying Parties of any obligation which they may have to the Indemnified Party under this paragraph 14 other than to the extent that the Indemnifying Parties are prejudiced by such failure, and the right of the Indemnifying Parties to assume the defence of such Indemnified Party shall apply as set out in paragraph 13 hereof, *mutatis mutandis.*

(c) The rights to contribution provided in this paragraph 14 will be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law.

15. Expenses

The Corporation will pay all expenses and fees in connection with the Offering, including, without limitation, all reasonable expenses of or incidental to the issue, sale or distribution of the Purchased Units; all costs incurred in connection with the preparation of documents or certificates relating to the Offering; prospectus filing fees; all reasonable expenses related to the road shows (including travel expenses, hotel accommodations and meals), printing costs; and all reasonable fees incurred by the Underwriter, which shall include the reasonable fees and disbursements of the Underwriter's counsel (to a maximum of $75,000 plus GST and disbursements, with such disbursements not to exceed $5,000, not to be exceeded without the prior consent of the Corporation, such consent not to be unreasonably withheld). All fees and expenses incurred by the Underwriter or on its behalf shall be payable by the Corporation at the Closing Time and shall be deducted, together with the Underwriting Fee, from the aggregate purchase price for the Purchased Units in accordance with paragraph 9.

16. Restrictions on Further Issues or Sales

Other than as contemplated herein or in conjunction with the grant or exercise of stock options and other similar issuances pursuant to the stock option plan of the Corporation and other existing share compensation arrangements, the Corporation agrees not to issue any additional equity or quasi-equity securities (including any securities convertible into or exchangeable for or exercisable to acquire such securities) until the date which is 120 days after the Closing Date without prior written consent of Wellington West, such consent not to be unreasonably withheld.

17. First Offer Rights

Concurrent with, and conditional upon, Closing, the Corporation hereby grants to the Underwriter a right of first offer, exerciseable within five Business Days of written notice by the Corporation to the Underwriter, to act as lead agent or lead underwriter, as the case may be, with respect to any brokered offering, financing, private placement or distribution to the public, if any, of any securities of the Corporation in Canada, and a right of first offer, on the same basis, to act as the lead agent or lead underwriter in Canada with respect to any offering of securities of the Corporation in the United States and Canada, such terms to be mutually agreed upon between the

Underwriter and the Corporation, acting reasonably, in each case for a period from the date of Closing until the date which is 12 months following the Closing Date.

18. Notice

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a "**Notice**") shall be in writing addressed as follows:

in the case of the Corporation addressed and sent to:

Tri-Vision International Ltd.
41 Pullman Court
Toronto, Ontario M1X 1E4

Attention: Najmul H. Siddiqui, Chief Executive Officer
Fax: (416) 298-3590

in the case of the Underwriter addressed and sent to:

Wellington West Capital Markets Inc.
145 King Street West
Suite 700
Toronto, Ontario M5H 1J8

Attention: Paul Rajchgod
Fax: (416) 642-1910

or to such other address as any of the persons may designate by Notice given to the others.

Each Notice shall be personally delivered to the addressee or sent by fax to the addressee and (i) a Notice which is personally delivered shall, if delivered on a Business Day prior to 5:00 p.m. (Toronto time), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a Notice which is sent by fax shall be deemed to be given and received on the first Business Day following the day on which it is sent.

19. Survival of Representations and Warranties

The representations, warranties, covenants, obligations and agreements of the Corporation contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Purchased Units shall survive the purchase of the Purchased Units and shall continue in full force and effect for a period of three years following the Closing Date unaffected by any subsequent disposition of the Purchased Units, the Common Shares, Warrants or Broker Warrants by the Underwriter or the termination of the Underwriter's obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriter in connection with the preparation of the Prospectus, any Supplementary Material or the distribution of the Purchased Units.

20. Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

21. Time of the Essence

Time shall be of the essence in this Agreement.

22. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Ontario and the federal laws of Canada applicable therein.

23. Funds

All funds referred to in this Agreement shall be in Canadian dollars.

24. Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes the letter agreement dated December 14, 2006 between the Corporation and the Underwriter.

25. Press Releases

The Corporation shall provide the Underwriter with a copy of all press releases to be issued by the Corporation concerning the Offering prior to the issuance thereof, and shall give the Underwriter an opportunity to provide comments on any such press release, such comments to be provided promptly by the Underwriter.

26. Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

27. Facsimile

The Corporation and the Underwriter shall be entitled to rely on delivery by facsimile or scanned electronic copy of an executed copy of this Agreement and acceptance by the Corporation and the Underwriter of that delivery shall be legally effective to create a valid and binding agreement between the Corporation and the Underwriter in accordance with the terms of this Agreement.

[remainder of page intentionally blank]

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the Agreement where indicated below and returning the same to the Underwriter upon which this Agreement as so accepted shall constitute an agreement among us.

Yours very truly,

WELLINGTON WEST CAPITAL MARKETS INC.

"Paul Rajchgod"

By: ______________________________

Authorized Signing Officer

The foregoing offer is accepted and agreed to as of the date first above written.

TRI-VISION INTERNATIONAL LTD.

"Najmal H. Siddiqui"

By: ______________________________

Authorized Signing Officer

SCHEDULE A

UNITED STATES OFFERS AND SALES

As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

(a) "**Directed Selling Efforts**" means "directed selling efforts" as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Purchased Units and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Purchased Units;

(b) "**Foreign Issuer**" means a "foreign issuer" as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer that is (a) the government of any foreign country or of any political subdivision of a foreign country; or (b) a corporation or other organization incorporated or organized under the laws of any foreign country, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are owned of record either directly or through voting trust certificates or depositary receipts by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(c) "**Qualified Institutional Buyer**" means a "qualified institutional buyer" as that term is defined in Rule 144A;

(d) "**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

(e) "**Rule 144A**" means Rule 144A adopted by the SEC under the U.S. Securities Act;

(f) "**SEC**" means the United States Securities and Exchange Commission;

(g) "**Substantial U.S. Market Interest**" means "substantial U.S. market interest" as that term is defined in Regulation S;

(h) "**U.S. Exchange Act**" means the United States Securities Exchange Act of 1934, as amended;

(i) "**U.S. Person**" means a "U.S. person" as that term is defined in Regulation S;

(j) "**U.S. Placement Agent**" means Wellington West Capital Markets (USA) Inc., the United States broker-dealer affiliate of the Underwriter; and

(k) "**1940 Act**" means the United States Investment Company Act of 1940, as amended.

Representations, Warranties and Covenants of the Underwriter

1. The Underwriter acknowledges none of the Purchased Units have been or will be registered under the U.S. Securities Act or the securities laws of any state of the United States and that the Purchased Units are being offered and sold in compliance with U.S. Securities Laws, either outside the United States to persons who are not U.S. Persons in reliance upon and in compliance with Regulation S or in the United States or to U.S. Persons pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Accordingly, the Underwriter represents, warrants and covenants to the Corporation that:

(a) The Purchased Units have been and will only be (i) offered or sold outside the United States to persons who are not U.S. Persons in accordance with Rule 903 of Regulation S, or (ii) offered and sold within the United States or to U.S. Persons by the Underwriter through the U.S. Placement Agent, acting as principal, to persons reasonably believed by the Underwriter and the U.S. Placement Agent to be Qualified Institutional Buyers pursuant to and in compliance with the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A and as provided in paragraphs (c) through (l) below.

(b) Neither the Underwriter nor any of its affiliates (including the U.S. Placement Agent), nor any person acting on its or their behalf, has made or will make (i) (except as permitted in clauses (c) through (l) below) any offer to sell, or any solicitation of an offer to buy, any Purchased Units to any person in the United States or any U.S. Person, (ii) (except as permitted in clauses (c) through (l) below) any sale of Purchased Units unless, at the time the buy order was or will have been originated, the buyer was outside the United States and not a U.S. Person, or such Underwriter, affiliate (including the U.S. Placement Agent) or person acting on its or their behalf reasonably believed that such buyer was outside the United States and not a U.S. Person, or (iii) any Directed Selling Efforts with respect to the Purchased Units.

(c) The Underwriter has not entered and will not enter into any contractual arrangement with respect to the offer and sale of Purchased Units in the United States or to U.S. Persons, except with the U.S. Placement Agent or with the prior written consent of the Corporation.

(d) The Underwriter shall require the U.S. Placement Agent to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that the U.S. Placement Agent complies with the same provisions of this Schedule as apply to the Underwriter as if such provisions applied to the U.S. Placement Agent.

(e) All offers and sales of the Purchased Units in the United States or to U.S. Persons will be effected through the U.S. Placement Agent in accordance with all applicable federal and state laws and regulations governing the registration and conduct of broker-dealers.

(f) The U.S. Placement Agent is, was at the time of all offers of Purchased Units and will continue to be until the offer and sale of the Purchased Units has been completed, a duly registered broker or dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements) and a member of, and in good standing with, the National Association of Securities Dealers, Inc.

(g) Offers, sales and solicitations of offers to buy Purchased Units in the United States or to or from U.S. Persons have been and shall be made exclusively on behalf of the Underwriter through the U.S. Placement Agent, acting as principal, in compliance with Rule 144A to persons reasonably believed to be Qualified Institutional Buyers who will be deemed to have made the representations and warranties set forth in the Offering Memorandum.

(h) The Underwriter will inform, and cause the U.S. Placement Agent to inform, all purchasers of the Purchased Units in the United States or who are U.S. Persons that such Purchased Units have not been and will not be registered under the U.S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A.

(i) Each offeree of Purchased Units in the United States or who is a U.S. Person has been or will be provided with one or both of the Preliminary Offering Memorandum including the Preliminary Prospectus and the Offering Memorandum including the Final Prospectus. Each purchaser of Purchased Units in the United States or who is a U.S. Person will have received prior to the time of purchase of any Purchased Units the Offering Memorandum including the Final Prospectus.

(j) Neither the Underwriter nor any of its affiliates (including the U.S. Placement Agent) has taken or will take any action that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Purchased Units.

(k) Prior to the Closing Time, the Underwriter will provide the Corporation and its transfer agent with a list of all purchasers of the Purchased Units in the United States or who are U.S. Persons.

(l) At the Closing Time, the Underwriter will either (i) together with the U.S. Placement Agent provide to the Corporation a certificate in the form of Exhibit I to this Schedule relating to the manner of the offer and sale of the Purchased Units in the United States or to U.S. Persons, or (ii) be deemed to have

represented and warranted to the Corporation, as of the Closing Time, that it did not and will not offer or sell any of the Purchased Units in the United States or to U.S. Persons.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that:

1. The Corporation is, and at the Closing Time will be, a "Foreign Issuer" with no Substantial U.S. Market Interest in the Purchased Units or the Common Shares; (b) the Corporation is not, and will not be as a result of the transactions contemplated herein, required to be registered as an investment company under Section 8 of the 1940 Act, as amended; and (c) the Purchased Units satisfy the requirements set forth in Rule 144A(d)(3) under the U.S. Securities Act.

2. For so long as any Common Shares or Warrants comprising the Purchased Units that have been sold in the United States or to U.S. Persons in reliance on Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, the Corporation shall either: (i) furnish to the SEC all information required to be furnished in accordance with Rule 12g3-2(b) under the U.S. Exchange Act; (ii) file reports and other information with the SEC under Section 13 or 15(d) of the U.S. Exchange Act; or (iii) in the event the Corporation is neither subject to Section 13 or 15(d) of the U.S. Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) under the U.S. Exchange Act, the Corporation shall provide the information required to be provided by Rule 144A(d)(4) to a Qualified Institutional Buyer which is the holder of Purchased Units (as such, a "**Holder**") and any prospective purchaser designated by the Holder, upon request of the Holder or such prospective purchaser, at or prior to the time of sale to such prospective purchaser.

3. Neither the Corporation nor any of its affiliates, nor any person (except the Underwriter, the U.S. Placement Agent or any person acting on their behalf, as to which the Corporation makes no representation) acting on its or their behalf, has made or will make any Directed Selling Efforts with respect to the Purchased Units, or has taken or will take any action that would cause the exemption from the registration requirements of the U.S. Securities Act afforded by Rule 144A or the exclusion from the registration requirements of the U.S. Securities Act afforded by Regulation S to be unavailable for offers and sales of the Purchased Units, pursuant to this Agreement.

4. Neither of the Corporation nor any of its affiliates, nor any person (except the Underwriter, the U.S. Placement Agent or any person acting on their behalf, as to which the Corporation makes no representation) acting on its or their behalf, has taken or will take any action that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Purchased Units.

EXHIBIT I

UNDERWRITER'S CERTIFICATE

In connection with the private placement of units (the "**Securities**") of Tri-Vision International Ltd. (the "**Corporation**") in the United States or to U.S. Persons pursuant to the underwriting agreement (the "**Underwriting Agreement**") dated December 21, 2006 between the Corporation and Wellington West Capital Markets Inc. (the "**Underwriter**"), the Underwriter and Wellington West Capital Markets (USA) Inc., in its capacity as placement agent in the United States for the Underwriter (the "**U.S. Placement Agent**") do hereby certify that:

(m) the U.S. Placement Agent, was on the date of each offer and sale of Purchased Units in the United States or to U.S. Persons, and is on the date hereof, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state's broker-dealer registration requirements) and is a member of, and in good standing with, the National Association of Securities Dealers Inc.;

(n) all offers and sales of Securities that we made in the United States or to U.S. Persons were made by the U.S. Placement Agent in compliance with all applicable U.S. federal and state broker-dealer requirements;

(o) we provided each offeree of Securities in the United States or who is a U.S. Person a copy of one or both of the Preliminary Offering Memorandum including the Preliminary Prospectus and the Offering Memorandum including the Final Prospectus, and we provided each purchaser of Securities in the United States or who is a U.S. Person, prior to the sale of Securities to such purchaser, with a copy of the Offering Memorandum including the Final Prospectus;

(p) immediately prior to soliciting offers from offerees in the United States or who are U.S. Persons, we had reasonable grounds to believe and did believe that each such offeree was a Qualified Institutional Buyer and, on the date hereof, we continue to believe that each purchaser of Securities from us through the U.S. Placement Agent who is in the United States or a U.S. Person is a Qualified Institutional Buyer; and

(q) the offering of the Securities in the United States and to U.S. Persons has been conducted by the Underwriter through the U.S. Placement Agent in accordance with the Underwriting Agreement.

Capitalized terms used but not defined herein shall have the meanings given to them in the Underwriting Agreement.

DATED this _______ day of _________________, 2006.

WELLINGTON WEST CAPITAL MARKETS INC.	**WELLINGTON WEST CAPITAL MARKETS (USA) INC.**
By: ______________________________	By: ______________________________

Name:
Title:

Name:
Title:

\5391243.6

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, these securities may not be offered or sold within the United States or to U.S. persons (as such term is defined in Regulations under the 1933 Act) ("U.S. Persons") except in compliance with the registration requirements of the 1933 Act and applicable state securities law or under exception from those laws. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at 41 Pullman Court, Toronto, Ontario M1X 1E4, Telephone: (416) 298-8551, and are also available electronically at www.sedar.com.*

SHORT FORM PROSPECTUS

New Issue *January 3, 2007*

TRI•VISION

Tri-Vision International Ltd.

$4,000,100
3,077,000 Units
each Unit consisting of one Common Share and one-half of one Warrant

This short form prospectus qualifies the distribution (the "**Offering**") of 3,077,000 units (the "**Units**") of Tri-Vision International Ltd. ("**Tri-Vision**" or the "**Corporation**"), each Unit consisting of one common share of the Corporation (a "**Common Share**") and one-half of one common share purchase warrant (a "**Warrant**") at a price of $1.30 per Unit (the "**Offering Price**"). Each whole Warrant will entitle the holder thereof to acquire one Common Share at a price of $1.60 on or before 5:00 p.m. (Toronto time) on the date which is 18 months following the date of issue, subject to adjustment in certain events. The Common Shares and Warrants comprising the Units will be immediately separable at the closing of the Offering and certificates representing the Units will not be issued. The Offering Price has been determined by negotiation between the Corporation and Wellington West Capital Markets Inc. (the "**Underwriter**").

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "**TSX**") under the symbol "TVL". On December 14, 2006 (the last trading day prior to the announcement of this Offering), the closing price of the Common Shares on the TSX was $1.32. The Corporation has applied to list the Common Shares to be distributed under this short form prospectus on the TSX. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX. **There is no market through which the Warrants may be sold and none is expected to develop. Purchasers may not be able to resell the Warrants purchased under this short form prospectus. See "Risk Factors".**

Price: $1.30 per Unit			
	Price to the Public	Underwriter's Fee(1)	Net Proceeds to Corporation(2)
Per Unit	$1.30	$0.078	$1.222
Total(2)	$4,000,100	$240,006	$3,760,094

(1) The Corporation has agreed to pay to the Underwriter a cash commission of 6% of the gross proceeds of the Offering (the "**Underwriter's Fee**"). The Underwriter will also receive non-transferable warrants (each, a "**Broker's Warrant**", and collectively, the "**Broker's Warrants**") to purchase that number of Units equal to 6% of the Units sold pursuant to the Offering. Each Broker's Warrant will entitle the Underwriter to acquire one Unit at the Offering Price until the date which is 12 months following the date of issue. The grant of the Broker's Warrants is also qualified by this short form prospectus. See "Plan of Distribution".

(2) Before deducting expenses of the Offering, estimated at $225,000, which together with the Underwriter's Fee, will be paid from the proceeds of the Offering.

The Underwriter, as principal, conditionally offers the Units, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriter in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by Kutkevicius Kirsh, LLP and on behalf of the Underwriter by Goodmans LLP.

Subscriptions for the Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to occur on or about January 11, 2007, or such later date as the Corporation and the Underwriter may agree, but in any event not later than January 18, 2007 (the "**Closing Date**"). Definitive certificates evidencing the Common Shares and Warrants comprising the Units will be available for delivery on the Closing Date. Subject to applicable laws, the Underwriter may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than that which might otherwise prevail on the open market. See "Plan of Distribution".

It is important for purchasers of Units to consider the particular risk factors that may affect the Corporation. See "Risk Factors".

The Corporation's head and registered office and principal place of business is located at 41 Pullman Court, Toronto, Ontario M1X 1E4, and its telephone number is (416) 298-8551.

TABLE OF CONTENTS

All dollar amounts in this short form prospectus are in Canadian dollars, unless otherwise indicated.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at 41 Pullman Court, Toronto, Ontario M1X 1E4, Telephone: (416) 298-8551. These documents are also available through the Internet on SEDAR which can be accessed at www.sedar.com.

The following documents of the Corporation, filed with the securities commissions or similar authorities in certain of the provinces of Canada, are specifically incorporated by reference in and form an integral part of this short form prospectus:

(a) the annual information form of the Corporation dated June 29, 2006 (the "**AIF**");

(b) the audited comparative consolidated financial statements of the Corporation and the notes thereto for the years ended March 31, 2006 and March 31, 2005, together with the auditors' report thereon;

(c) the management's discussion and analysis of the Corporation for the years ended March 31, 2006 and March 31, 2005;

(d) the unaudited comparative consolidated financial statements of the Corporation for the three and six months ended September 30, 2006;

(e) the management's discussion and analysis of the Corporation for the three and six months ended September 30, 2006;

(f) the management information circular of the Corporation dated July 31, 2006 issued in connection with the annual meeting of the shareholders of the Corporation held on September 14, 2006 (excluding information which, pursuant to National Instrument 44-101 - Short Form Prospectus Distributions issued by the Canadian Securities Administrators, is not required to be incorporated by reference herein);

(g) the material change report of the Corporation dated October 4, 2006 with respect to the appointment of a new Chief Financial Officer and non-executive Chairman; and

(h) the material change report of the Corporation dated December 15, 2006 with respect to this Offering.

All annual information forms, material change reports (excluding confidential reports), unaudited consolidated interim financial statements, audited annual consolidated financial statements, interim and annual management's discussion and analysis and information circulars (excluding information therein permitted by applicable securities laws to be excluded) which are filed by the Corporation with a securities commission or similar authority in any of the provinces of Canada after the date of this short form prospectus and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any

purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this short form prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this short form prospectus.

FORWARD-LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements that involve various risks and uncertainties. When used herein and therein, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to the Corporation or its management, are intended to identify forward-looking statements. Such statements are subject to known and unknown risks, uncertainties, assumptions and other factors outside of management's control that could cause actual results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not restricted to, the enforceability of the Corporation's patents, the timing of the Corporation's ability to generate revenues and cash flows from licensing its patent portfolio, the effects of litigation regarding the licensing activities and the patents, the Corporation's ability to attract and retain key employees, the ability of the Corporation to raise capital or other forms of financing on acceptable terms when needed and potential change in foreign currency rates. See "Risk Factors". Although the forward-looking statements contained in this short form prospectus, and the documents incorporated by reference, are based upon what management believes to be reasonable assumptions, the Corporation cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of the short form prospectus and, in the case of documents incorporated by reference herein, as of the dates of such documents and, except in accordance with applicable law, the Corporation undertakes no obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

NON-GAAP MEASURES

Earnings before interest, taxes, depreciation and amortization ("EBITDA") is not a recognized measure under Canadian GAAP. Management believes that EBITDA is a useful supplemental measure in evaluating the performance of the Corporation and in determining whether to invest in Units. Management believes that EBITDA is a useful supplemental measure as it demonstrates the ability to generate the cash necessary to fund operations and future growth. Investors are cautioned, however, that this measure should not be construed as an alternative to net income determined in accordance with Canadian GAAP as an indication of performance.

ELIGIBILITY FOR INVESTMENT

Based on legislation and regulations in effect on the date of this short form prospectus and subject to the provisions of any particular plan, the Common Shares and Warrants comprising the Units offered hereby, if issued on the date hereof, would each be a "qualified investment" within the meaning of the *Income Tax Act* (Canada) (the "Tax Act") for trusts governed by registered retirement savings plans, registered educational savings plans, registered retirement income funds and deferred profit sharing plans, provided that, in the case of the Warrants, the Corporation deals at arm's length (within the meaning of the Tax Act) with each person who is an annuitant, a beneficiary, an employer or a subscriber under any such plan.

THE CORPORATION

The Corporation was incorporated under the *Business Corporations Act* (Ontario) on June 19, 1984 under the name Peter Island Resources Inc. By Articles of Amendment effective March 5, 1993, the then issued and outstanding Common Shares were consolidated on a one for ten basis, and the corporate name was changed to Tri-Vision International Ltd. The share consolidation and name change was effected in conjunction with the Corporation's acquisition of Tri-Vision Electronics Inc. ("**TVE**"), which acquisition was completed by way of a share-for-share-exchange.

The head and registered office of the Corporation is located at 41 Pullman Court, Toronto, Ontario M1X 1E4, Telephone: (416) 298-8551.

The Corporation has two active direct wholly-owned subsidiaries, TVE and Think Broadband Solutions Inc. (formerly Broadband Multimedia Solutions Inc.) ("**TBB**"), both Ontario corporations. TVE owns 100% of Tri-Vision Electronics 2006 Inc.("**TVE 2006**"), an Ontario corporation.

BUSINESS OF THE CORPORATION

The Corporation, through its direct and indirect wholly-owned subsidiaries, is a technology company engaged in the supply of innovative products to the cable television ("**CATV**"), multimedia and consumer electronics industries internationally.

Through its TVE and TVE 2006 subsidiaries, the Corporation licences its patented V-chip blocking technology to television manufacturers internationally for incorporation into their products. To date, 45 licences for sales of televisions into the Canadian market have been granted and 40 licenses have been granted to licensees for sales into the U.S. market (Canadian Patent No. 2,179,474 and 2,342,045 and U.S. Patent No. 5,828,402). Through these subsidiaries, the Corporation also designs, develops, manufactures and distributes CATV products, including, data video distribution systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Interactive systems.

Through its TBB subsidiary, the Corporation distributes premium third-party branded CATV products and provides value-added testing and fulfillment services to broadband industry customers in North America. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development and in-house and offshore manufacturing capabilities.

RECENT DEVELOPMENTS

Between January 1, 2006 and January 3, 2007 the Corporation announced 16 new Canadian licences and 23 new U.S. licences of its V-chip patents, bringing the total Canadian licences to 45 and U.S. to 40.

On October 2, 2006, the Corporation announced the appointment of David Garland as Chief Financial Officer of the Corporation. Mr. Garland had most recently served as Vice President Finance and Controller of TSX-listed Certicom Corp. Mr. Garland replaced Khalid Usman, who left the Corporation to pursue his political activities. The Corporation also announced the appointment of V-chip inventor and long-standing Tri-Vision board member Tim Collings, to the position of non-executive Chairman of the board.

On December 12, 2006, the Corporation announced the settlement of infringement claims issued by the Corporation against Jutan Limited Partnership (now The Redmond Group of Companies LP). The settlement resulted in The Redmond Group of Companies LP licensing Tri-Vision's Canadian patent that covers televisions imported for sale in Canada. The settlement constituted resolution of the last of five claims initiated by the Corporation against companies alleging infringement of its Canadian patent.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering, after deducting the Underwriter's Fee and the estimated expenses of the Offering payable by the Corporation of $225,000, will be approximately $3,535,094. The Corporation intends to use the estimated net proceeds of the Offering to fund working capital and for general corporate purposes.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the Corporation's share or loan capital on a consolidated basis since September 30, 2006. Upon completion of the Offering, there will be 59,122,314 Common Shares issued and outstanding.

DESCRIPTION OF SECURITIES BEING OFFERED

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Special Shares. As at the date of this short form prospectus, 56,045,314 Common Shares and no Special Shares are issued and outstanding.

All investors are advised to consult their own taxation, accounting and legal advisors to determine the income tax benefits or consequences, if any, to the purchasers of Units.

The following is a summary of the material provisions of the Common Shares and Warrants comprising the Units:

Common Shares

Common Shares carry equal rights in that the holders thereof participate equally, share for share, as to dividends declared by the board of directors of the Corporation out of funds legally available for the payment of such dividends. In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of the Common Shares would be entitled, share for share, to receive on a pro rata basis, all of the assets of the Corporation after payment of all of the Corporation's liabilities and after payment to the holders of Special Shares of the amount payable to them upon liquidation, dissolution or winding-up. The holders of the Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation and are entitled to attend and vote at such meetings. Common Shares carry one vote per share.

Warrants

Each whole Warrant will entitle the holder thereof to subscribe for one Common Share at any time before 5:00 p.m. (Toronto time) on the date that is 18 months following the Closing Date, upon payment of the exercise price of $1.60 per Common Share.

Warrants will be issued in registered form and will be governed by an indenture to be dated as of the Closing Date (the "**Warrant Indenture**") between the Corporation and Equity Transfer & Trust Company, as trustee (the "**Warrant Agent**"). The Corporation has appointed the principal transfer office of the Warrant Agent in Toronto, Ontario, at which Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the Warrant Indenture.

The Warrant Indenture will provide for an adjustment in the number of Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon exercise of the Warrants upon the occurrence of certain customary events and subject to certain conditions, including (i) subdivision, consolidation, redivision, reduction, combination, reclassification or change of the Common Shares, (ii) declaration or payment of a stock dividend on the Common Shares, (iii) an amalgamation, merger, plan of arrangement or consolidation of the Corporation with another entity, or (iv) the transfer of all or substantially all of the assets of the Corporation.

The exercise price will not be adjusted if the amount of such adjustment would be less than 1% of the exercise price in effect immediately prior to the event giving rise to the adjustment, provided, however, that in such case any adjustment that would otherwise be required then to be made will be carried forward and will be made at the time of and together with the next subsequent adjustment which, together with any adjustment so carried forward, will amount to at least 1% of the exercise price.

No fractional Common Shares will be issuable upon the exercise of any Warrant. Warrant holders will not have any voting or pre-emptive rights or any other rights of a Common Share holder.

Under the Warrant Indenture, the Corporation shall, during the period in which the Warrants are exercisable, give public notice of certain stated events at least 10 days prior to the record date or effective date, as the case may be, of the event.

The Warrant Indenture will provide that, from time to time, the Corporation and the Warrant Agent, without the consent of the Warrant holders, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that is necessary or useful provided it is not prejudicial to the interests of Warrant holders. Any amendment or supplement to the Warrant Indenture that is prejudicial to the interests of the Warrant holders may only be made by "extraordinary resolution", which will be defined in the Warrant Indenture as a resolution either passed at a meeting of the Warrant holders by holders of not less than 66 2/3% of the Warrants represented in person or by proxy at the meeting or adopted by instruments in writing signed by the holders of not less than 66 2/3% of all Warrants then outstanding.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated December 21, 2006 (the "**Underwriting Agreement**") between the Corporation and the Underwriter, the Corporation has agreed to issue and sell an aggregate of 3,077,000 Units to the Underwriter, and the Underwriter has agreed to purchase such Units on the Closing Date. The Common Shares and Warrants comprising the Units will be immediately separable at the closing of the Offering and certificates representing the Units will not be issued. Definitive certificates representing the Common Shares and Warrants comprising the Units will be available for delivery on the Closing Date. Delivery of the Common Shares and Warrants comprising the Units is conditional upon payment on closing of $1.30 per Unit by the Underwriter to the Corporation. The terms of the Offering were determined by negotiation between the Corporation and the Underwriter.

The Corporation has agreed to pay the Underwriter's Fee equal to $0.078 per Unit (being a commission of 6%) and to issue to the Underwriter the Broker's Warrants entitling the Underwriter to purchase that number of Units as is equal to 6% of the number of Units sold pursuant to the Offering exercisable at a price of $1.30 per Unit at any time before 5:00 p.m. (Toronto time) on the date which is 12 months following the Closing Date. The grant of the Broker's Warrants is also qualified by this short form prospectus. The Corporation has also agreed to reimburse the Underwriter for certain expenses incurred in connection with the Offering.

The obligations of the Underwriter under the Underwriting Agreement may be terminated at its discretion upon the occurrence of certain stated events. The Underwriter is, however, obligated to take up and pay for all Units if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriter and its directors, officers, agents, shareholders and employees against certain liabilities and expenses.

Pursuant to rules and policy statements of certain securities regulators, the Underwriter may not, at any time during the period of distribution of the Units, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, including (a) a bid for or purchase of Common Shares if the bid or purchase is made through the facilities of the TSX in accordance with the Universal Market Integrity Rules for Canadian Marketplaces of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriter, or if the client's order was solicited, the solicitation occurred before the period of distribution as prescribed, and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed. The Underwriter may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be interrupted or discontinued at any time.

The Corporation has agreed that, subject to certain exceptions, it will not issue any additional equity or quasi-equity securities (including any securities convertible into or exchangeable for or exercisable to acquire such securities) until the date which is 120 days after the Closing Date, without the prior written consent of the Underwriter, such consent not to be unreasonably withheld.

It is a condition of closing of the Offering that certain directors and senior officers of the Corporation agreed upon by the Corporation and the Underwriter and any shareholder of the Corporation which owns or controls, directly or indirectly, more than 10% of the issued and outstanding Common Shares to enter into agreements pursuant to which they agree that they will not, directly or indirectly, sell, transfer, offer to sell or transfer, grant any option for the sale or transfer of, or otherwise dispose of, or announce any intention to do so, any Common Shares or other securities of the Corporation or any economic interest in any Common Shares of other securities of the Corporation, for a period of 120 days after the Closing Date, without the prior written consent of the Underwriter, such consent not to be unreasonably withheld.

The Corporation has applied to list the Common Shares to be distributed under this short form prospectus on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

The Units offered hereby have not been and will not be registered under the 1933 Act, or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. Persons except in compliance with the registration requirements of the 1933 Act and applicable state securities laws or in transactions exempt from such requirements. The Underwriting Agreement permits the Underwriter to offer and resell such Units to certain investors that are "qualified institutional buyers" (as defined in Rule 144A under the 1933 Act) pursuant to the exemption from registration under the 1933 Act provided by Rule 144A under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriter will offer and sell

the Units outside the United States to investors that are not U.S. Persons only in accordance with Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of the Offering, an offer or sale of Units offered under this short form prospectus within the United States or to U.S. Persons by any dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the 1933 Act.

RISK FACTORS

An investment in Units involves significant risks and must be considered speculative due to the nature of the Corporation's business. Prospective purchasers of Units offered under this short form prospectus should carefully consider the following risk factors, as well as the information included or incorporated by reference in this short form prospectus and the Corporation's historical consolidated financial statements and related notes, before making an investment decision to purchase Units.

RISKS RELATING TO THE CORPORATION

Dependence on the V-chip Technology

The Corporation's future prospects are substantially dependent on the retention and continued successful exploitation of the Corporation's V-chip technology. The success of the V-chip technology is subject to a number of risks, including intellectual property protection, competition, market acceptance and government support. The Corporation's rights to the V-chip technology are subject to early termination under certain circumstances, including non-payment of amounts owing and the bankruptcy or insolvency of TVE. The loss of such rights would have a material adverse effect on the operations and financial performance of the Corporation.

Adapting to Technological Change

The CATV and consumer electronics industries in which the Corporation operates are characterized by rapid technological change, evolving industry standards and frequent new product introductions. Technological innovation in the marketplace may reduce the comparative benefits of the Corporation's products and could materially adversely affect its business, financial condition, liquidity and operating results. The Corporation's inability, for technological or other reasons, to enhance, develop and introduce products in a timely manner in response to changing market conditions, industrial standards, customer requirements or competitive offerings could result in its products becoming obsolete, or could otherwise have a material adverse effect on its business, financial condition, liquidity and operating results.

The Corporation's ability to compete successfully will depend in large part on its ability to maintain a technically competent research and development staff and to adapt to technological changes and advances in the industries in which it operates, including providing for the continued compatibility of its products with evolving industry standards and protocols and legislative requirements. There can be no assurance that the Corporation can continue to keep its products technologically competitive. There can be no assurance that the Corporation will be successful in developing and marketing enhancements to its products or services or in developing new products and services, that respond to technological changes, evolving industry standards or customer or legislative requirements, that the Corporation will not experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements or that new products and

services will adequately address the requirements of the marketplace and achieve any significant degree of market acceptance.

Intellectual Property Rights

The Corporation relies on one or more of the following to protect its proprietary rights: patents, trademarks, copyrights, trade secrets, confidentiality procedures and contractual provisions. Although the Corporation takes steps to protect its proprietary rights, unauthorized parties may attempt to copy and may succeed in copying aspects of its product designs, products or trademarks, or in obtaining and using information it regards as proprietary. Preventing the unauthorized use of its technology may be difficult in part because it may be difficult to discover such use. Stopping unauthorized use of the Corporation's proprietary technology may be difficult, time-consuming and costly. While the Corporation believes that its products are covered by its patents and that these patents are valid, a court may not agree if the matter is litigated. There can be no assurance that the Corporation will be successful in protecting its proprietary rights and, if it is not, its business, financial condition and operating results could be materially adversely affected.

There can be no assurance, despite the Corporation's efforts to protect its proprietary rights, that the use of its intellectual property may not result in third parties alleging patent or copyright or trademark infringement or violation of a right in a trade secret against the Corporation. Any such claims, with or without merit, could result in costly litigation, require the expense of significant resources to develop non-infringing technology, cause product shipment delays or require the Corporation to enter into royalty or licensing agreements. The Corporation cannot be certain that the necessary licenses will be available or that they can be obtained on commercially reasonable terms.

The Corporation has provided an indemnity to one of its licensees against third party intellectual property claims based on its V-chip technology. Claims relating to this indemnity, whether or not with merit, could be time consuming to evaluate and result in costly litigation, awards and/or settlements, which could have a materially adverse effect on the Corporation's business, financial condition, liquidity and operating results.

Continued Government Support

The success of the commercialization of the Corporation's V-chip technology is substantially dependent on the establishment and maintenance by governments of requirements mandating the adoption of rating systems compatible with the V-chip technology and the encoding of such ratings in television signals and other broadcast mediums. Failure of governments to establish, maintain or significantly modify such requirements may have a material adverse effect on the Corporation's business, financial condition, liquidity and operating results.

Dependence on Key Personnel

The success of the Corporation is heavily dependent on its management team and key personnel and on its ability to attract, train, motivate and retain highly skilled persons. Competition for skilled technical personnel in the industries in which the Corporation operates is highly competitive. In addition, Tim Collings, the inventor of the V-chip and Chairman of the Corporation, provides key technical consulting services to the Corporation relating to licensing activities, digital television standards development and support and research and development support under arrangements with the Corporation. The loss of such services or the failure by the Corporation to continue to attract and retain other key personnel may have a material adverse effect on the Corporation.

Most of the Corporation's key technical and senior management personnel are not bound by employment agreements. Loss of the services of any of these key employees may harm the Corporation's business, financial condition and operating results. The Corporation does not maintain key person life insurance policies on any of its employees.

Uncertainty of Revenues

A substantial portion of the Corporation's revenues are derived from V-chip license royalties. Historically, the timing and amount of this royalty revenue have been difficult to predict and is subject to a number of factors including, level of non-compliance with v-chip requirements by manufacturers, general economic conditions and consumer purchasing patterns. The Corporation's expense levels are based, in part, on its expectations of future revenues and are largely fixed in the short term. The Corporation may not be able to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues.

Foreign Exchange Risk

A substantial portion of the Corporation's operating expenses and cost of sales are paid in Canadian currency and currencies other than the U.S. dollar while a substantial portion of its revenues are received in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and such other currencies may have a material adverse effect on the Corporation's business, financial condition, liquidity and operating results. In particular, its operating results may be materially adversely affected by a significant strengthening of the Canadian dollar against the U.S. dollar. The Corporation has adopted a policy of converting a portion of U.S. dollars into Canadian dollars immediately upon receipt and retaining the balance to fund U.S. denominated expenses to mitigate this exposure, however, this may not be sufficient to fully protect against this risk.

International Operations

The Corporation carries on a significant portion of its business outside of Canada. International business is subject to various risks, including exposure to currency fluctuations, political and economic instability, greater difficulty of administering business abroad and the need to comply with a wide variety of foreign laws. There can be no assurance that the Corporation will be able to manage effectively the risks associated with international operations.

Need for Additional Financing

The Corporation may need additional financing to fund its operations or for special projects or initiatives, which may be difficult to obtain. Failure to obtain necessary financing or doing so on relatively unfavourable terms could adversely affect the Corporation's operations and financial condition. The Corporation may need to raise additional capital in order to fund the continued development and marketing of its products or to fund strategic acquisitions or investments. The Corporation believes that its current cash, cash equivalents, marketable securities and anticipated cash flow from operations will be sufficient to meet its planned liquidity needs for the next fiscal year. In the event that it experiences a material reduction in its estimated revenues or is unable to maintain its costs at their current levels, it may need to raise additional funds through public or private financings, strategic partnerships, as well as collaborative relationships, borrowings and other available sources or restructure its operations. There can be no assurance that additional or sufficient financing will be available, or, if available, that it will be available on acceptable terms. If the Corporation raises funds by issuing additional equity securities, the percentage of shares owned by its then current shareholders will be reduced.

Competition

Some areas of the Corporation's business operate in marketplaces which are highly competitive. As competitors introduce new products or revise their supply or pricing strategies, the Corporation may encounter additional and more intense competition. Such competitors may have greater name recognition and more extensive financial, technological, marketing and/or personnel resources than the Corporation. There can be no assurance that the Corporation will be able to compete successfully with existing or new competitors.

Key Customers

The distribution and sale of CATV products by the Corporation is concentrated with a small number of large cable operators. The loss of one or more of these major customers could materially adversely affect the Corporation's business, financial condition, liquidity, operating results or prospects.

Legal Proceedings

The nature of the Corporation's business makes it subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Corporation's results of operations in any future period.

Dividends

The Corporation has paid no cash dividends on any of its Common Shares to date and currently intends to retain its future earnings, if any, to fund the development and growth of its businesses. Dividends will only be paid when operational circumstances permit.

RISKS RELATING TO THE OFFERING

Future Price of Common Shares

The market price of the Common Shares could decline as a result of issuances by the Corporation or sales by its existing shareholders of Common Shares in the market after this Offering, or the perception that these sales could occur. Sales by shareholders might also make it more difficult for the Corporation to sell equity securities at a time and price that it deems appropriate.

Immediate Dilution

Investors who purchase Units may pay more for the Common Shares comprising the Units than the amounts paid by existing shareholders of the Corporation for their Common Shares. As a result, investors in this Offering may incur immediate and substantial dilution.

Marketability of Warrants

Since the Corporation does not intend to apply for listing of the Warrants on any securities exchange or for inclusion on any automated quotation system, there is no public market for the Warrants and none is expected to develop. Even if a market develops for the Warrants, there can be no assurance that it will be liquid.

INTERESTS OF EXPERTS

Certain legal matters relating to the Offering will be passed upon on behalf of the Corporation by Kutkevicius Kirsh, LLP and on behalf of the Underwriter by Goodmans LLP. At the date hereof, partners and associates of Kutkevicius Kirsh, LLP own beneficially, directly or indirectly, less than 1% of the outstanding Common Shares. At the date of hereof, partners and associates of Goodmans LLP own beneficially, directly or indirectly, less than 1% of the outstanding Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Ernst & Young LLP, Chartered Accountants, Toronto, Ontario. The registrar and transfer agent for the Common Shares is Equity Transfer & Trust Company at its principal office in Toronto, Ontario.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides the purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

We have read the short form prospectus of Tri-Vision International Ltd. (the "Company") dated January 3, 2007 relating to the sale and issue of 3,077,000 units of the Company, each unit consisting of one common share and one-half of one common share purchase warrant of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at March 31, 2006 and 2005, and the consolidated statements of loss and deficit and cash flows for the years then ended. Our report is dated June 14, 2006.

(Signed) Ernst & Young LLP
Chartered Accountants

Toronto, Canada
January 3, 2007

CERTIFICATE OF THE CORPORATION

Dated: January 3, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of the provinces of Ontario, Alberta, British Columbia and Manitoba.

(Signed) Najmul H. Siddiqui
Chief Executive Officer

(Signed) David Garland
Chief Financial Officer

On behalf of the Board of Directors

(Signed) Terry Canning
Director

(Signed) Bob Leshchyshen
Director

CERTIFICATE OF THE UNDERWRITER

Dated: January 3, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of the provinces of Ontario, Alberta, British Columbia and Manitoba.

WELLINGTON WEST CAPITAL MARKETS INC.

By: (Signed) Paul Rajchgod

Ontario Securities Commission | Commission des valeurs mobilières de l'Ontario | P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8 | CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

Tri-Vision International Ltd./Ltee

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of **British Columbia, Alberta, Manitoba, Ontario** have been issued for the **Short Form Prospectus** of the above Issuer dated **January 3rd, 2007**.

DATED at Toronto this 3rd day of January, 2007.

Cameron McInnis

Cameron McInnis
Manager, Corporate Finance

SEDAR Project #1034537

TRI-VISION INTERNATIONAL LTD.

- and -

EQUITY TRANSFER & TRUST COMPANY

WARRANT INDENTURE

Dated as of January 11, 2007

TABLE OF CONTENTS

THIS WARRANT INDENTURE dated the 11th day of January, 2007.

B E T W E E N:

TRI-VISION INTERNATIONAL LTD., a corporation incorporated under laws of the Province of Ontario,

(hereinafter called the "Corporation")

OF THE FIRST PART

- and -

EQUITY TRANSFER & TRUST COMPANY, a corporation incorporated under the federal laws of Canada,

(hereinafter called the "Warrant Agent"),

OF THE SECOND PART

WHEREAS the Corporation is authorized to issue an unlimited number of Common Shares (as hereinafter defined);

AND WHEREAS the Corporation proposes to issue up to 3,261,620 units, each unit consisting of one Common Share and one-half Warrant (as hereinafter defined), and with each whole Warrant entitling the holder thereof to subscribe for and purchase, subject to adjustment, one Common Share at the price and upon the other terms and conditions hereinafter set forth;

AND WHEREAS the Corporation is authorized under the laws applicable to it to create and issue the Warrants as hereinafter provided;

AND WHEREAS the Warrants will be represented by Warrant Certificates (as hereinafter defined) issued and countersigned in accordance with the provisions hereof;

AND WHEREAS all things necessary have been or will be done and performed by the Corporation to make each of the Warrants and the Warrant Certificates, when countersigned by the Warrant Agent and issued in accordance with the provisions of this Indenture, legal, valid and binding obligations of the Corporation with the benefits and subject to the provisions of this Indenture;

NOW THEREFORE THIS INDENTURE WITNESSETH that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE ONE
DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions:

In this Indenture and in the Warrant Certificates, unless there is something in the subject matter or context inconsistent therewith, the words and terms defined in this section 1.01 shall, for the purpose of this Indenture and all supplemental indentures hereto and for the purpose of the Warrant Certificates, have the respective meanings specified in this section 1.01:

(a) "1933 Act" means the United States *Securities Act of 1933*, as amended;

(b) "Applicable Legislation" means the provisions, if any, of the *Business Corporations Act* (Ontario) and any statute of Canada or a province thereof, and of the regulations under any such statutes, relating to warrant indentures or to the rights, duties and obligations of trustees and of corporations under warrant indentures, to the extent that such provisions are at the time in force and applicable to this Indenture;

(c) "Business Day" means a day which is not a Saturday or Sunday or a civic or statutory holiday in any of the cities where Warrant Certificates may be surrendered to the Warrant Agent pursuant to the provisions hereof;

(d) "Certified Resolution" means a copy of a resolution certified by the President or the Secretary of the Corporation, which may but need not be under the corporate seal of the Corporation, to have been passed by the Directors and to be in full force and effect on the date of such certification;

(e) "Common Share Reorganization" means any of the events described in paragraphs 5.01(a)(i), (ii), (iii) or (iv) hereof;

(f) "Common Shares" means the common shares which the Corporation is authorized to issue as such common shares are constituted at the close of business on the date hereof; provided that in the event of any adjustment pursuant to the provisions of article five hereof, "Common Shares" shall thereafter mean the shares or other securities or property resulting from such adjustment;

(g) "Corporation" means Tri-Vision International Ltd. and includes any successor corporation thereto;

(h) "Corporation's Auditors" means the firm of chartered accountants appointed as the auditors of the Corporation at the particular time;

(i) "Counsel" means a barrister and solicitor or a firm of barristers and solicitors, who may be counsel for the Corporation, acceptable to the Warrant Agent;

(j) "Current Market Price" of the Common Shares at any date means the price per share equal to the volume weighted average trading price at which the Common Shares have traded on the Toronto Stock Exchange or, if the Common Shares are not then listed on the Toronto Stock Exchange, on such other Canadian stock exchange on which the Common Shares are listed as may be selected by the directors of the Corporation for such purpose or, if the Common Shares are not then listed on any Canadian stock exchange, in

the over-the-counter market, during the period of any 20 consecutive trading days ending on the fifth trading day immediately before such date; provided that the weighted average trading price shall be determined by dividing the aggregate sale price of all Common Shares sold on the said exchange or market, as the case may be, during the said 20 consecutive trading days by the total number of Common Shares so sold; and provided further that if the Common Shares are not then listed on any Canadian stock exchange or traded in the over-the-counter market, then the Current Market Price shall be determined by a firm of independent chartered accountants selected by the Directors;

(k) "Director" means a director of the Corporation for the time being, and, unless otherwise specified herein, reference to "action by the Directors" means action by the directors of the Corporation as a board or, whenever empowered, action by any committee of the directors of the Corporation;

(l) "Dividends Paid In The Ordinary Course" means cash dividends paid in any financial year of the Corporation, provided that the value of such dividends does not in such financial year in the aggregate exceed the greater of

(i) 150% of the aggregate amount of dividends paid by the Corporation on the Common Shares in the 12 month period ending immediately prior to the first day of such financial year, and

(ii) 100% of the consolidated net earnings from continuing operations of the Corporation, before any extraordinary items, for the 12-month period ending immediately prior to the first day of such financial year (such consolidated net earnings from continuing operations to be computed in accordance with generally accepted accounting principles in Canada);

(m) "Exercise Date" with respect to any Warrant means the date on which such Warrant is surrendered for exercise in accordance with the provisions of article four hereof;

(n) "Exercise Price" means $1.60 per Common Share, unless such amount shall have been adjusted pursuant to the provisions of article five hereof in which case such term shall mean the adjusted price in effect at the applicable time;

(o) "Expiry Date" means July 11, 2008;

(p) "Extraordinary Resolution" means, subject as hereinafter provided in sections 9.12, 9.15 and 9.16 hereof, a motion proposed at a meeting of Warrantholders called for that purpose and held in accordance with the provisions of article nine hereof at which there are present in person or represented by proxy Warrantholders holding in the aggregate at least 50% of the total number of Warrants then outstanding as of the date of the meeting and passed by the affirmative votes of Warrantholders who hold in the aggregate not less than 66 2/3% of the total number of Warrants represented at the meeting and voted on such motion;

(q) "Original U.S. Purchaser" means a U.S. Person or a Person in the United States who purchased the Warrant from the Corporation;

(r) "Person" means an individual, corporation, partnership, trust or any unincorporated organization;

(s) "Qualified U.S. Entity" means a corporation, partnership or other legal entity incorporated or organized in the United States who purchased the Warrants from the Corporation and whose affairs are wholly controlled and directed from outside of the United States;

(t) "Regulation S" means Regulation S under the 1933 Act;

(u) "Rights Offering" means any of the events described in subsection 5.01(b) hereof;

(v) "Rights Period" means any period determined for the purposes of subsection 5.01(b) hereof;

(w) "Shareholder" means a holder of record of one or more Common Shares;

(x) "Special Distribution" means any of the events described in subsection 5.01(c) hereof;

(y) "Subsidiary" means a corporation, of which voting securities carrying a majority of the votes attached to all outstanding voting securities, directly or indirectly, are owned by the Corporation, by the Corporation and one or more subsidiaries thereof, or by one or more of the subsidiaries of the Corporation, and, as used in this definition, "voting securities" means securities, other than debt securities, carrying the right to elect directors either under all circumstances or under some circumstances that have occurred and are continuing;

(z) "Time of Expiry" means 5:00 p.m., Toronto time, on the Expiry Date;

(aa) "Trading Day" with respect to a stock exchange means a day on which such stock exchange is open for business and with respect to the over-the-counter market means a day on which shares may be traded through the facilities of such over-the-counter market;

(bb) "Transfer Agent" means the transfer agent for the time being of the Common Shares;

(cc) "United States" means the United States as that term is defined in Regulation S;

(dd) "Units" means the up to 3,261,620 units, each consisting of one Common Share and one-half Warrant, issued in accordance with the underwriting agreement to be dated as of the date hereof between the Corporation and the Underwriter;

(ee) "U.S. Person" means a U.S. Person as that term is defined in Regulation S;

(ff) "Warrant Agent" means Equity Transfer & Trust Company, or the successor thereof for the time being of the duties and obligations hereby created;

(gg) "Warrant Certificates" means the certificates representing the Warrants substantially in the form attached as schedule A hereto issued and countersigned hereunder and for the time being outstanding;

(hh) "Warrantholders" or "holders" without reference to Common Shares means the persons for the time being who are registered holders of Warrant Certificates;

(ii) "Warrantholders' Request" means an instrument signed in one or more counterparts by Warrantholders entitled to purchase in the aggregate not less than 25% of the aggregate

number of Common Shares which could be purchased pursuant to all Warrants then unexercised and outstanding, requesting the Warrant Agent to take some action or proceeding specified therein;

(jj) "Warrants" means the warrants issued hereunder, each whole one of which warrants will entitle the holder thereof to purchase one Common Share for an exercise price of $1.60 at any time up to the Time of Expiry, subject to adjustment in accordance with article five hereof;

(kk) "Written Direction of the Corporation", "Written Order of the Corporation", "Written Request of the Corporation", "Written Consent of the Corporation" and "Certificate of the Corporation" mean respectively a written direction, order, request, consent or certificate signed in the name of the Corporation by its President, a Vice-President or a Director and, in addition, by its Secretary or a Director, and may consist of one or more instruments so executed; and

(ll) "Underwriter" means Wellington West Capital Markets Inc.

Section 1.02 Number and Gender:

Unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing the masculine include the feminine and neuter genders.

Section 1.03 Interpretation not Affected by Headings:

The division of this Indenture into articles, sections, subsections, paragraphs and subparagraphs, the provision of the table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

Section 1.04 Day Not a Business Day:

If the day on or before which any action that would otherwise be required to be taken hereunder is not a Business Day in the place where the action is required to be taken, that action will be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

Section 1.05 Currency:

All references to currency herein and in the Warrant Certificates are to lawful money of Canada unless otherwise specified herein.

Section 1.06 Applicable Law:

This Indenture, the Warrant Certificates and the Warrants represented by the Warrant Certificates shall be governed by and performed, construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 1.07 References to this Indenture:

The words and phrases "this Warrant Indenture", "this Indenture", "herein", "hereby", "hereof" and similar expressions mean or refer to this indenture and any indenture, deed or instrument supplemental

hereto and the words "article", "section", "subsection", "paragraph" and "subparagraph" followed by a number mean and refer to the specified article, section, subsection, paragraph or subparagraphs of this Indenture

Section 1.08 Schedule:

The following schedule is attached to, forms part of and shall be deemed to be incorporated into this Indenture.

Schedule	Title
A	Form of Warrant Certificate

ARTICLE TWO
ISSUE AND FORM OF WARRANTS

Section 2.01 Issue and Form of Warrants:

(a) Authorization of Warrants: The Warrants authorized to be issued hereunder are limited in respect of the aggregate number of Common Shares which can be subscribed for and purchased pursuant thereto, and Warrants may be issued only upon and subject to the terms and conditions hereinafter set forth. The Corporation is hereby authorized to issue up to 1,630,810 Warrants entitling the holders thereof to subscribe for and purchase up to an aggregate of 1,630,810 Common Shares together with such additional indeterminate number of Common Shares as may be required to be issued pursuant to any adjustment required to be made by the provisions of article five hereof, and such Warrants are hereby authorized to be issued.

(b) Form of Warrant Certificate: Upon the issue of the Warrants, Warrant Certificates shall be executed by the Corporation and delivered to the Warrant Agent, countersigned by the Warrant Agent upon the Written Direction of the Corporation and delivered by the Warrant Agent to the Corporation or to the order of the Corporation pursuant to a Written Direction of the Corporation, without any further act of or formality on the part of the Corporation. The Warrant Certificates shall be substantially in the form of the certificate attached hereto as schedule A, shall be dated as of the date of issue thereof (including all replacements issued in accordance with this Indenture) and may bear a facsimile of the seal of the Corporation and such distinguishing letters and numbers as the Corporation may, with the approval of the Warrant Agent, prescribe. Irrespective of any adjustments required to be made by the provisions of article five hereof, all replacement Warrant Certificates shall continue to express the number of Common Shares purchasable upon the exercise of the Warrants represented thereby and the Exercise Price as if such Warrant Certificates were issued as of the initial date of issue thereof pursuant hereto.

(c) Legend on Warrant Certificates:

U.S. Persons: Warrant Certificates representing Warrants issued to U.S. Persons (except a U.S. Person that is a Qualified U.S. Entity), to Persons in the United States or to Persons for the account or benefit of a U.S. Person (except a Qualified U.S. Entity) or a Person in the United States, as well as all certificates issued in exchange for or in substitution of such certificates representing Warrants shall bear the following legend:

"THE WARRANTS REPRESENTED BY THIS CERTIFICATE AND THE COMMON SHARES ISSUABLE UPON THE EXERCISE OF THE WARRANTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES *SECURITIES ACT OF 1933*, AS AMENDED (THE "1933 ACT"), AND MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATIONS S UNDER THE 1933 ACT AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULES 144 OR 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR APPLICABLE STATE SECURITIES LAWS, AND THE SELLER HAS FURNISHED TO THE CORPORATION AN OPINION TO SUCH EFFECT FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE CORPORATION PRIOR TO SUCH OFFER, SALE OR TRANSFER. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE CORPORATION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE CORPORATION'S REGISTRAR AND TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE CORPORATION, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT."

Section 2.02 Terms and Delivery of Warrants:

(a) Terms: Each one Warrant issued hereunder shall entitle the holder thereof to subscribe for and purchase one Common Share at the Exercise Price at any time after the date of issue thereof until the Time of Expiry, subject to any adjustments required to be made pursuant to article five hereof.

(b) Delivery of Warrant Certificates: Warrant Certificates in definitive form representing the applicable number of Warrants authorized to be issued in paragraph 2.01(a) hereof shall be created and executed by the Corporation, shall be countersigned by the Warrant Agent and shall be delivered by the Warrant Agent on the closing of each sale or issuance of the Units contemplated by the Underwriting Agreement. Each Warrant Certificate will be dated as of the date of this Indenture regardless of the actual date of issuance.

(c) Adjustment: The Exercise Price and the number of Common Shares which can be subscribed for and purchased pursuant to the Warrants shall be adjusted in the events and in the manner specified in article five hereof.

(d) No Fractional Warrants: No Warrant Certificate representing a fractional Warrant shall be issued or otherwise provided for, and a holder of a Warrant Certificate shall not be entitled to subscribe for or purchase a fractional Common Share or be entitled to any cash or other consideration such holder might otherwise be entitled to based upon the holding of such Warrant Certificate. If the number of Warrants to which a Warrantholder would otherwise be entitled is not a whole number, then the number of Warrants to be issued to such Warrantholder shall be rounded down to the next whole number and the Warrantholder shall not be entitled to any compensation in respect of such fractional Warrant.

(e) Splits, Combinations: Subject to section 2.07 hereof, the number of Warrants represented by any Warrant Certificate or any Warrant Certificates may be split, combined or exchanged for a Warrant Certificate or Warrant Certificates representing the same number of Warrants in the aggregate.

(f) Issue of Common Shares: Subject to section 4.04 hereof, the Corporation shall issue Common Shares upon the exercise of Warrants in accordance with the provisions hereof.

Section 2.03 Warrantholder not a Shareholder:

Nothing in this Indenture nor in the holding of a Warrant represented by a Warrant Certificate, or otherwise, shall be construed as conferring upon a Warrantholder any right or interest whatsoever as a Shareholder including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of Shareholders or any other proceedings of the Corporation or the right to receive dividends or other distributions.

Section 2.04 Signing of Warrant Certificate:

Warrant Certificates shall be signed by any one of the Chairman, the President, the Chief Executive Officer, any Vice-President of the Corporation, the Secretary, the Chief Financial Officer or the Treasurer of the Corporation and may, but need not be, under the seal of the Corporation or a reproduction thereof (which shall be deemed to be the seal of the Corporation). The signatures of such officers may be mechanically reproduced in facsimile and Warrant Certificates bearing such facsimile signatures shall be binding upon the Corporation as if they had been manually signed by such officers. Notwithstanding that any of the persons whose manual or facsimile signature appears on any Warrant Certificate as one of such officers may no longer hold office at the date of such Warrant Certificate or at the date of the countersigning or delivery thereof, any Warrant Certificate signed as aforesaid and countersigned by the Warrant Agent shall be valid and binding upon the Corporation and the holder thereof shall be entitled to the benefits of this Indenture.

Section 2.05 Countersignature by the Warrant Agent:

(a) Countersignature: No Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefits hereof until it has been countersigned by the Warrant Agent by means of a manual signature of one or more of its authorized officers, substantially in the form of the countersignature contained on the Warrant Certificate or in some other form approved by the Corporation and the Warrant Agent and such countersignature by the Warrant Agent upon any Warrant Certificate shall be conclusive evidence as against the Corporation that the Warrant Certificate so countersigned has been issued hereunder and that the holder thereof is entitled to the benefits hereof.

(b) No Representation: The countersignature by the Warrant Agent on Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of the Warrant Certificate (except the due countersignature thereof) or as to the performance by the Corporation of its obligations under this Indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrant Certificates or any of them or of the consideration therefor, except as otherwise specified herein.

Section 2.06 Issue in Substitution for Lost Warrant Certificate:

(a) Substitution: In case any Warrant Certificate issued and countersigned hereunder shall become mutilated, lost, destroyed or stolen, the Corporation, subject to applicable law, shall issue and thereupon the Warrant Agent shall countersign and deliver a new certificate for the same class of Warrants and of like date and tenor, and bearing the same legends, if any, as the one mutilated, lost, destroyed or stolen (i) in exchange for and in place of and upon cancellation of such mutilated certificate, or (ii) in lieu of and in substitution for such lost, destroyed or stolen certificate and the substituted certificate shall be in a form approved by the Warrant Agent and shall be entitled to the benefit hereof and shall rank equally in accordance with its terms with all Warrants of the same class either issued or to be issued hereunder.

(b) Issue of New Warrant Certificates: The applicant for the issue of a new Warrant Certificate pursuant to subsection 2.06(a) hereof shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft, as the case may be, of the certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Warrant Agent in their discretion, acting reasonably, and such applicant may also be required to furnish indemnity or surety bond in amount and form satisfactory to the Corporation and the Warrant Agent in their discretion, acting reasonably, to save each of them harmless, and shall pay the reasonable expenses, charges and any taxes applicable thereto of the Corporation and the Warrant Agent in connection therewith.

Section 2.07 Exchange of Warrant Certificates:

(a) Exchange: Warrant Certificates issued and countersigned hereunder representing any specified number of Warrants to subscribe for and purchase Common Shares may, upon compliance with the reasonable requirements of the Warrant Agent, be exchanged for Warrant Certificates representing in the aggregate the same number of Warrants and entitling the holder thereof to subscribe for and purchase an equal aggregate number of Common Shares at the same Exercise Price and on the same terms as the Warrant Certificates so exchanged.

(b) Places of Exchange: Warrant Certificates may be exchanged at the principal office of the Warrant Agent in the City of Toronto, Ontario, or at any other place that is designated by the Corporation with the approval of the Warrant Agent. Any Warrant Certificate tendered for exchange shall be surrendered to the Warrant Agent and cancelled by the Warrant Agent. The Corporation shall sign and the Warrant Agent shall countersign all Warrant Certificates necessary to carry out such exchanges.

(c) Charges for Exchange: For each Warrant Certificate exchanged, the Warrant Agent, except as otherwise herein provided, shall, if required by the Corporation, charge the Warrantholder a reasonable amount for each new Warrant Certificate issued. Payment for any and all taxes or governmental or other charges required to be paid shall be made by the Warrantholder requesting such exchange, as a condition precedent thereto.

Section 2.08 Registration and Transfer of Warrants:

(a) Register: The Corporation will cause to be kept by the Warrant Agent at the principal office in Toronto, Ontario of the Warrant Agent:

(i) a register of holders in which shall be entered in alphabetical order the names and addresses of the holders of Warrants and particulars of the Warrants held by them; and

(ii) a register of transfers in which all transfers of Warrants and the date and other particulars of each such transfer shall be entered.

(b) Valid Transfers: No transfer of any Warrant will be valid unless entered on the appropriate register of transfers referred to in subsection 2.08(a) hereof, or on any branch registers maintained pursuant to subsection 2.08(g) hereof, upon surrender to the Warrant Agent of the Warrant Certificate representing such Warrant, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Warrant Agent executed by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed satisfactory to the Warrant Agent, and, upon compliance with such requirements and such other reasonable requirements as the Warrant Agent may prescribe, such transfer will be recorded on the appropriate register of transfers by the Warrant Agent.

(c) Register of Transfers: The transferee of any Warrant will, after surrender to the Warrant Agent of the Warrant Certificate representing such Warrant as required by subsection 2.08(b) hereof and upon compliance with all other conditions in respect thereof required by this Indenture or by law, be entitled to be entered on the appropriate register of holders referred to in subsection 2.08(a) hereof, or on any branch registers of holders maintained pursuant to subsection 2.08(g) hereof, as the owner of such Warrant free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous holder of such Warrant, except in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

(d) Refusal of Registration: The Corporation will be entitled, and may direct the Warrant Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Warrant on the registers referred to in subsection 2.08(a) hereof, or on any branch registers maintained pursuant to subsection 2.08(h) hereof, if such transfer would constitute a violation of the securities laws of any jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction. In particular, none of the Warrants and none of the Common Shares issuable on the exchange of the Warrants has been or will be registered under the 1933 Act and such securities may not be offered or sold to a U.S. Person (except a Qualified U.S. Entity), a Person in the United States or a Person for the account or benefit of a U.S. Person (except a Qualified U.S. Entity), or a

Person in the United States absent an exemption from the registration provisions of the 1933 Act.

(e) No Notice of Trusts: Subject to applicable law, neither the Corporation nor the Warrant Agent will be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Warrant, and may transfer any Warrant on the direction of the person registered as the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(f) Inspection: The registers referred to in subsection 2.08(a) hereof, and any branch registers maintained pursuant to subsection 2.08(g) hereof, will at all reasonable times be open for inspection by the Corporation and any Warrantholder. The Warrant Agent will from time to time when requested to do so in writing by the Corporation or any Warrantholder (upon payment of the reasonable charges of the Warrant Agent), furnish the Corporation or such Warrantholder with a list of the names and addresses of holders of Warrants (in the case of a Warrantholder of the same class as such Warrantholder) entered on such registers and showing the number of Warrants (in the case of a Warrantholder of the same class as such Warrantholder) held by each such holder thereof.

(g) Location of Registers: The Corporation may at any time and from time to time change the place at which the registers referred to in subsection 2.08(a) hereof are kept, cause branch registers of holders or transfers to be kept at other places and close such branch registers or change the place at which such branch registers are kept, in each case subject to the approval of the Warrant Agent. Notice of all such changes or closures shall be given by the Corporation to the Warrant Agent and to holders of Warrants in accordance with article twelve hereof.

(h) Transfers by U.S. Persons: If the Warrant Certificate surrendered pursuant to subsection 2.08(b) hereof bears the legend set forth in subsection 2.01(c) hereof and the holder thereof is transferring Warrants represented thereby outside the United States in compliance with the requirements of Rule 904 of Regulation S and in compliance with Canadian local laws and regulations, and provided that the Corporation is a "foreign issuer" within the meaning of Regulation S at the time of sale, the Warrant Agent shall not register such transfer unless the holder thereof delivers to the Warrant Agent a declaration to substantially the following effect (and the Corporation hereby covenants and agrees to use the best efforts thereof to cause the registrar and transfer agent for the Warrants to deliver certificates representing Warrants bearing no such legend within three Business Days of the date of delivery of such a declaration):

"The undersigned:

(i) represents and warrants that the sale of the warrants of Tri-Vision International Ltd. (the "Corporation") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States *Securities Act of 1933*, as amended (the "1933 Act"); and

(ii) certifies that (1) the undersigned is not an "affiliate" of the Corporation (as that term is defined in Rule 405 under the 1933 Act), (2) the offer of such warrants was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the

United States, or (B) the transaction was executed in, on or through the facilities of a "Designated Offshore Securities Market" as defined in Rule 902 of Regulation S under the 1933 Act (which includes the Toronto Stock Exchange) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on behalf of any of them has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is described in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.";

provided, that if any Warrants are being sold outside the United States in accordance with Rule 904 of Regulations S under the 1933 Act and in compliance with any applicable state securities laws, and provided that the Corporation is a "foreign issuer" within the meaning of Regulation S under the 1933 Act at the time of such sale, any such legend may be removed by providing a declaration to the Warrant Agent to the effect set forth in this subsection 2.08(h) (or as the Corporation may otherwise prescribe from time to time).

(i) Reliance by Warrant Agent: The Warrant Agent shall have no obligation to ensure or verify compliance with any Applicable Legislation or regulatory requirements on the issue, exercise or transfer of any Warrants or any Common Shares or other securities issued upon the exercise of any Warrants. The Warrant Agent shall be entitled to process all preferred transfers and exercises of Warrants upon the presumption that such transfers or exercises are permissible pursuant to all Applicable Legislation and regulatory requirements and the terms of the Indenture and the related Warrant Certificates in the absence of *prima facie* evidence to the contrary. The Warrant Agent may assume for the purposes of this Indenture that the address on the register of Warrantholders of any Warrantholder is the actual address of such Warrantholder and is also determinative of the residency of such Warrantholder and that the address of any transferee to whom any Warrants or Common Shares or other securities issuable upon the exercise of any Warrants are to be registered, as shown on the transfer document, is the actual address of the transferee and is also determinative of the residency of the transferee.

Section 2.09 Ownership of Warrants:

(a) Owner: The Corporation and the Warrant Agent may deem and treat the person in whose name any Warrant is registered as the absolute owner of such Warrant for all purposes, and such person will for all purposes of this Indenture be and be deemed to be the absolute owner thereof, and the Corporation and the Warrant Agent will not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction.

(b) Rights of Registered Holder: The registered holder of any Warrant will be entitled to the rights evidenced thereby free from all equities and rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all persons may act accordingly, and the issue and delivery to any such registered holder of the Common Shares issuable pursuant thereto will be a good discharge to the Corporation and the Warrant Agent therefor and neither the Corporation nor the Warrant Agent will be bound to inquire into the title of any such registered holder.

Section 2.10 Warrants to Rank *Pari Passu*:

All Warrants shall rank *pari passu*, whatever may be the actual date of issue of any Warrants.

ARTICLE THREE
DISTRIBUTION OF WARRANT CERTIFICATES

Section 3.01 Warrant Certificates:

Warrant Certificates will be issuable only in registered form and will be issued and mailed or delivered to the holders of Warrants in accordance with the terms thereof.

ARTICLE FOUR
EXERCISE OF WARRANTS

Section 4.01 Method of Exercise of Warrants:

(a) Exercise: Subject to subsection 4.01(b) hereof, the holder of any Warrant may exercise the right thereby conferred on such holder to subscribe for and purchase Common Shares by surrendering, after the date of issue of the Warrant but prior to the Time of Expiry, to the Warrant Agent at the place specified in subsection 4.01(d) hereof or any other place or places that may be designated by the Corporation with the approval of the Warrant Agent:

(i) the Warrant Certificate, with a properly completed and executed subscription form in substantially the form contained on the Warrant Certificate; and

(ii) a certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of the Corporation at par in the city where such Warrant Certificate is surrendered for exercise, in an amount equal to the product obtained by multiplying the Exercise Price by the number of Common Shares subscribed for pursuant to such Warrant Certificate.

A Warrant Certificate with the duly completed and executed subscription form referred to in paragraph 4.01(a)(i) above, together with the certified cheque, bank draft or money order referred to in paragraph 4.01(a)(ii) above, shall be deemed to be surrendered only upon delivery thereof or, if sent by mail or other means of transmission, upon receipt thereof, in each case at the office of the Warrant Agent provided for in subsection 4.01(d) hereof or any such other place designated by the Corporation with the approval of the Warrant Agent.

(b) Prohibition on Exercise by U.S. Persons: The Common Shares to be issued upon the exercise of the Warrants have not been and will not be registered under the 1933 Act,

and, in the absence of an exemption from the registration requirements of the 1933 Act and the delivery to the Corporation of a written opinion of counsel satisfactory to the Corporation to the effect that such registration is not required, Warrants may not be exercised by any U.S. Person, by any Person in the United States or by any other Person for the account or benefit of a U.S. Person or a Person in the United States other than by the Original U.S. Purchaser or a Qualified U.S. Entity and no Common Shares issuable upon the exercise of Warrants will be delivered into the United States other than to a Qualified U.S. Entity or the Original U.S. Purchaser. Accordingly, in the absence of an exemption from the registration requirements of the 1933 Act and the delivery to the Corporation of a written opinion of counsel satisfactory to the Corporation to the effect that such registration is not required, neither the Corporation nor the Warrant Agent shall be obligated to or will accept subscriptions for Common Shares pursuant to the exercise of Warrants from any Person who is, or who either of them believes to be, a U.S. Person, a Person in the United States or any other Person who is, appears to be, or who either of them believes to be, exercising Warrants for the account or benefit of a U.S. Person or a Person in the United States other than a U.S. Person that is a Qualified U.S. Entity or the Original U.S. Purchaser of such Warrants. Any certificate representing Common Shares issued upon the exercise in accordance with this article four of Warrants represented by a Warrant Certificate bearing the legend set forth in subsection 2.01(c) hereof shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"). THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULES 144 OR 144A THEREUNDER, IF APPLICABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS, AND THE SELLER HAS FURNISHED TO THE CORPORATION AN OPINION TO SUCH EFFECT FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE CORPORATION PRIOR TO SUCH OFFER, SALE OR TRANSFER. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE CORPORATION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE CORPORATION'S REGISTRAR AND TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE CORPORATION, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.";

provided, that if any Common Shares are being sold outside the United States in accordance with Rule 904 of Regulations S under the 1933 Act and in compliance with any applicable state securities laws, and provided that the Corporation is a "foreign

issuer" within the meaning of Regulation S under the 1933 Act at the time of such sale, any such legend may be removed by providing a declaration to Equity Transfer & Trust Company, the registrar and transfer agent for the Common Shares to the following effect (or as the Corporation may otherwise prescribe from time to time, and the Corporation hereby covenants and agrees to use the best efforts thereof to cause the registrar and transfer agent for the Common Shares issued on the exercise of the Warrants to deliver certificates representing such Common Shares bearing no such legend within three Business Days of the date of delivery of such a declaration):

"The undersigned:

(i) represents and warrants that the sale of the common shares of Tri-Vision International Ltd. (the "Corporation") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States *Securities Act of 1933*, as amended (the "1933 Act"); and

(ii) certifies that (1) the undersigned is not an "affiliate" of the Corporation (as that term is defined in Rule 405 under the 1933 Act), (2) the offer of such common shares was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of a "Designated Offshore Securities Market" as defined in Rule 902 of Regulation S under the 1933 Act (which includes the Toronto Stock Exchange) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on behalf of any of them has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is described in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.";

and provided, further, that, if any Common Shares are being sold within the United States, the legend may be removed by delivery to the registrar and transfer agent for the Common Shares and the Corporation of an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws.

(c) Subscription Form Completion: Any subscription form referred to in subsection 4.01(a) hereof shall be signed by the Warrantholder, or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Warrant Agent, acting reasonably, and shall specify (A) the number of Common Shares which the holder desires to subscribe for and purchase, such number being not more than the number which the holder is entitled

to subscribe for and purchase pursuant to the Warrant Certificate surrendered, (B) the person or persons in whose name or names such Common Shares are to be issued, (C) the address or addresses of such person or persons, or the office of the Warrant Agent at which the Warrant Certificate was surrendered and the certificates representing such Common Shares are to be sent, and (D) the number of Common Shares to be issued to each such person if more than one is so specified. If any of the Common Shares subscribed for are to be issued to a person or persons other than the Warrantholder, the Warrantholder shall pay to the Warrant Agent all applicable transfer or similar taxes, if any, and, the Corporation and the Warrant Agent shall not be required to issue or deliver certificates representing Common Shares unless or until such Warrantholder shall have paid to the Warrant Agent the amount of such tax, if any, or shall have established to the satisfaction of the Warrant Agent that such tax has been paid or that no tax is due.

(d) Places for Exercise: The Corporation has designated the Warrant Agent, at its principal office in the City of Toronto, Ontario, as the place at which the Warrants may be exercised. The Corporation will give notice to the Warrantholders pursuant to article twelve hereof of the location of any other place appointed by the Corporation and approved by the Warrant Agent and of the change in the location of any new or existing place where Warrants may be exercised.

(e) Accounting to Corporation: The Warrant Agent shall as soon as practicable account to the Transfer Agent and the Corporation with respect to Warrants exercised. All such monies, and any securities or other instruments, from time to time received by the Warrant Agent shall be received in trust for, and shall be segregated and kept apart by the Warrant Agent in trust for, the Corporation. Within five Business Days of receipt thereof the Warrant Agent shall forward to the Corporation (or to an account or accounts of the Corporation with a bank or trust company designated in writing by the Corporation for that purpose) all monies received through the exercise of Warrants pursuant to this article four.

(f) Record of Exercise: The Warrant Agent shall record the particulars of the Warrants exercised for Common Shares which particulars shall include the names and addresses of the persons who become holders of Common Shares, if any, on exercise, the number of Common Shares issued, the Exercise Date and the Exercise Price. Within five Business Days of each Exercise Date, the Warrant Agent shall provide such particulars in writing to the Corporation and the Transfer Agent.

Section 4.02 Effect of Exercise of Warrants:

(a) Effect of Exercise: Upon compliance by the holder of any Warrant Certificate with the provisions of section 4.01 hereof, but subject to the provisions of subsection 4.03(b) hereof, the number of Common Shares subscribed for and purchased shall be deemed to have been issued and the person or persons to whom such Common Shares are to be issued shall be deemed to have become the holder or holders of record of such Common Shares on the Exercise Date thereof unless the transfer books of the Corporation shall be closed on such date, in which case the Common Shares subscribed for and purchased shall be deemed to have been issued, and such person or persons shall be deemed to have become the holder or holders of record of such Common Shares on the date on which such transfer books are reopened but such Common Shares shall be issued at the Exercise Price in effect on the Exercise Date.

(b) Issue of Share Certificates: As soon as practicable, and in any event no later than the fifth Business Day on which the transfer books of the Corporation have been opened after the exercise of a Warrant as aforesaid, the Corporation shall forthwith (A) cause to be mailed to the person or persons in whose name or names the Common Shares so subscribed for and purchased are to be issued, as specified in the subscription completed on the Warrant Certificate, at the address specified in such subscription form, or (B) if specified in such subscription form, cause to be delivered to such person or persons at the office of the Warrant Agent where such Warrant Certificate was surrendered, a certificate or certificates representing the appropriate number of Common Shares to which the Warrantholder is entitled and elected to subscribe for and purchase pursuant to the Warrant Certificate surrendered to the Warrant Agent.

Section 4.03 Subscription for Less than Entitlement:

(a) Exercise for Less Than Maximum: The holder of any Warrant Certificate may subscribe for and purchase a number of Common Shares less than the maximum number which the holder is entitled to subscribe for and purchase pursuant to the surrendered Warrant Certificate, provided that in no event shall fractional Common Shares be issued in connection with the exercise of Warrants. In such event, the holder thereof upon exercise thereof shall, in addition, be entitled to receive a new Warrant Certificate complying with section 2.02 hereof in respect of the balance of the Common Shares which such holder was entitled to subscribe for and purchase and which were not then subscribed for and purchased.

(b) No Fractional Common Shares: Notwithstanding any adjustment provided for in article five hereof or otherwise, the Corporation shall not be required upon the exercise of a Warrant to issue fractions of Common Shares or to distribute certificates which evidence fractional Common Shares. If the number of Common Shares to which a Warrantholder would otherwise be entitled upon the exercise of a Warrant is not a whole number then, subject to section 4.04 hereof, the number of Common Shares to be issued shall be rounded down to the next whole number and the holder of such Warrant Certificate shall not be entitled to any compensation in respect of any fractional Common Share.

Section 4.04 Warrant Certificates for Fractions of Common Shares:

To the extent that the holder of a Warrant Certificate is entitled to receive on the exercise or partial exercise thereof a fraction of a Common Share, such right may only be exercised in respect of such fraction in combination with another Warrant Certificate which in the aggregate entitles the Warrantholder to receive a whole number of Common Shares.

Section 4.05 Expiration of Warrants:

After the Time of Expiry all rights under any Warrant in respect of which the right of subscription and purchase therein and herein provided shall not theretofore have been exercised shall wholly cease and terminate and such Warrant shall be void, of no force or effect and of no value whatsoever.

ARTICLE FIVE
ADJUSTMENTS

Section 5.01 **Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise:**

The Exercise Price and the number of Common Shares purchasable upon the exercise of the Warrants shall be subject to adjustment from time to time in the events and in the manner provided in the following subsections:

(a) Stock Dividend; Distribution of Common Shares; Subdivision; Consolidation: If at any time after the date hereof but prior to the Expiry Date, the Corporation shall:

(i) fix a record date for the issue of, or issue, Common Shares or securities exchangeable for or convertible into Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend or otherwise,

(ii) fix a record date for the distribution to, or make a distribution to, the holders of all or substantially all of the outstanding Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares,

(iii) subdivide, redivide or change the outstanding Common Shares into a greater number of Common Shares, or

(iv) consolidate, reduce or combine the outstanding Common Shares into a lesser number of Common Shares,

(any of such events in paragraphs 5.01(a)(i), (ii), (iii) and (iv) above being herein called a "Common Share Reorganization"), the Exercise Price shall be adjusted on the earlier of the record date on which holders of Common Shares are determined for the purposes of the Common Share Reorganization and the effective date of the Common Share Reorganization to the amount determined by multiplying the Exercise Price in effect immediately prior to such record date or effective date, as the case may be, by a fraction:

A. the numerator of which shall be the number of Common Shares outstanding on such record date or effective date, as the case may be, before giving effect to such Common Share Reorganization; and

B. the denominator of which shall be the number of Common Shares which will be outstanding immediately after giving effect to such Common Share Reorganization (including in the case of a distribution of securities exchangeable for or convertible into Common Shares the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such date).

To the extent that any adjustment in the Exercise Price occurs pursuant to this subsection 5.01(a) as a result of the fixing by the Corporation of a record date for the distribution of

securities exchangeable for or convertible into Common Shares, the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange or conversion right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right. Any Warrantholder who has not exercised his right to subscribe for and purchase Common Shares on or prior to the record date of such stock dividend or distribution or the effective date of such subdivision or consolidation, as the case may be, upon the exercise of such right thereafter shall be entitled to receive and shall accept in lieu of the number of Common Shares then subscribed for and purchased by such Warrantholder, at the Exercise Price determined in accordance with this subsection 5.01(a) the aggregate number of Common Shares that such Warrantholder would have been entitled to receive as a result of such Common Share Reorganization, if, on such record date or effective date, as the case may be, such Warrantholder had been the holder of record of the number of Common Shares so subscribed for and purchased.

(b) Issue of Rights, Options or Warrants: If at any time after the date hereof but prior to the Expiry Date, the Corporation shall fix a record date for the issue or distribution to the holders of all or substantially all of the outstanding Common Shares of rights, options or warrants pursuant to which such holders are entitled, during a period expiring not more than forty-five days after the record date for such issue (such period being the "Rights Period"), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share to the holder (or in the case of securities exchangeable for or convertible into Common Shares, at an exchange or conversion price per share) at the date of issue of such securities of less than 95% of the Current Market Price of the Common Shares on such record date (any of such events being called a "Rights Offering"), the Exercise Price shall be adjusted effective immediately after the record date for such Rights Offering to the amount determined by multiplying the Exercise Price in effect on such record date by a fraction:

(i) the numerator of which shall be the aggregate of

A. the number of Common Shares outstanding on the record date for the Rights Offering, and

B. the quotient determined by dividing

I. either (a) the product of the number of Common Shares offered during the Rights Period pursuant to the Rights Offering and the price at which such Common Shares are offered, or, (b) the product of the exchange or conversion price of the securities so offered and the number of Common Shares for or into which the securities offered pursuant to the Rights Offering may be exchanged or converted, as the case may be, by

II. the Current Market Price of the Common Shares as of the record date for the Rights Offering; and

(ii) the denominator of which shall be the aggregate of the number of Common Shares outstanding on such record date and the number of Common Shares offered pursuant to the Rights Offering (including in the case of the issue or

distribution of securities exchangeable for or convertible into Common Shares the number of Common Shares for or into which such securities may be exchanged or converted).

Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of such calculation. To the extent that any adjustment in the Exercise Price occurs pursuant to this subsection 5.01(b) as a result of the fixing by the Corporation of a record date for the issue or distribution of rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares referred to in this subsection 5.01(b), the Exercise Price shall be readjusted immediately after the expiry of any relevant exercise, exchange or conversion right to the amount which would then be in effect based upon the number of Common Shares issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(c) Special Distributions: If at any time after the date hereof but prior to the Expiry Date, the Corporation shall fix a record date for the payment, issue or distribution to the holders of all or substantially all of the outstanding Common Shares of:

(i) shares of the Corporation or any other corporation of any class other than Common Shares;

(ii) rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares (other than rights, options or warrants pursuant to which holders of Common Shares are entitled, during a period expiring not more than forty-five days after the record date for such issue, to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share (or in the case of securities exchangeable for or convertible into Common Shares at an exchange or conversion price per share) at the date of issue of such securities to the holder of at least 95% of the Current Market Price of the Common Shares on such record date);

(iii) evidences of indebtedness of the Corporation; or

(iv) any property or assets of the Corporation;

and if such issue or distribution does not constitute a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a "Special Distribution"), the Exercise Price shall be adjusted effective immediately after the record date for the Special Distribution to the amount determined by multiplying the Exercise Price in effect on the record date for the Special Distribution by a fraction:

A. the numerator of which shall be the difference between

I. the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, and

II. the fair market value, as determined in good faith by the directors of the Corporation (whose determination shall be

conclusive, subject to the prior written consent, if required, of any stock exchange on which the Common Shares are then listed), of such dividend, cash, securities, rights, options, warrants, evidences of indebtedness or property or assets to be issued or distributed in the Special Distribution, and

B. the denominator of which shall be the product obtained by multiplying the number of Common Shares outstanding on such record date by the Current Market Price of the Common Shares on such record date.

Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of such calculation. To the extent that any adjustment in the Exercise Price occurs pursuant to this subsection 5.01(c) as a result of the fixing by the Corporation of a record date for the issue or distribution of rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares referred to in this subsection 5.01(c), the Exercise Price shall be readjusted immediately after the expiry of any relevant exercise, exchange or conversion right to the amount which would then be in effect based upon the number of Common Shares issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(d) Reclassification of Common Shares; Consolidation; Amalgamation; Merger: If at any time after the date hereof but prior to the Expiry Date there shall occur:

(i) a reclassification or redesignation of the Common Shares, a change of the Common Shares into other shares or securities or any other capital reorganization involving the Common Shares other than a Common Share Reorganization;

(ii) a consolidation, arrangement, amalgamation or merger of the Corporation with or into another body corporate which results in a reclassification or redesignation of the Common Shares or a change of the Common Shares into other shares or securities;

(iii) the transfer, sale or conveyance of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or entity;

(any of such events being called a "Capital Reorganization"), after the effective date of the Capital Reorganization the Warrantholder shall be entitled to receive, and shall accept, for the same aggregate consideration, upon exercise of the Warrants, in lieu of the number of Common Shares to which the Warrantholder was theretofor entitled upon the exercise of the Warrants, the kind and aggregate number of shares and other securities or property resulting from the Capital Reorganization which the Warrantholder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, the Warrantholder had been the registered holder of the number of Common Shares which the Warrantholder was theretofor entitled to purchase or receive upon the exercise of the Warrants. If necessary, as a result of any such Capital Reorganization, appropriate adjustments shall be made in the application of the provisions of this Warrant Indenture with respect to the rights and interests thereafter of the Warrantholder to the end that the provisions shall thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares or other securities or property thereafter deliverable upon the exercise of the Warrants. Any such adjustments shall be

made by and set forth in an indenture supplemental hereto with its successor or such corporation or other entity, as applicable, contemporaneously with such reclassification, consolidation, amalgamation, arrangement, merger or other event and which supplemental indenture shall be approved by action by the directors and shall for all purposes be conclusively deemed to be an appropriate adjustment. To give effect to the provisions of this subsection, the Corporation shall or shall impose upon its successor or such purchasing corporation or entity, as the case may be, prior to or contemporaneously with the Capital Reorganization, an agreement or an undertaking which shall provide, to the extent possible, for the applications of the provisions set forth herein with respect to the rights and interests thereafter of the Warrantholder to the extent that the adjustment provisions set forth in this Warrant Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which the Warrantholder is entitled on exercise of acquisition rights hereunder. Any such agreement or undertaking shall provide that such adjustments shall apply to successive Capital Reorganizations.

(e) If at any time after the date hereof but prior to the Expiry Date any adjustment or readjustment in the Exercise Price shall occur pursuant to the provisions of subsections 5.01(a), 5.01(b) or 5.01(c) of this Indenture, then the number of Common Shares purchasable upon the subsequent exercise of Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Common Shares purchasable upon the exercise of Warrants immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction used in the adjustment or readjustment of the Exercise Price.

Section 5.02 Rules Regarding Calculation of Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise:

For the purposes of section 5.01 hereof the following subsections shall apply:

(a) Successive Adjustments: Any adjustment made pursuant to section 5.01 hereof shall be cumulative and made successively whenever an event referred to therein shall occur, subject to the following subsections of this section 5.02.

(b) Minimum Adjustments: No adjustment in the Exercise Price shall be required unless such adjustment would result in a change of at least 1% in the Exercise Price and no adjustment shall be made in the number of Common Shares purchasable upon exercise of a Warrant unless it would result in a change of at least one one-hundredth of a Common Share; provided, however, that any adjustments which, except for the provisions of this subsection 5.02(b), would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment, and provided further that in no event shall the Corporation be obligated to issue fractional Common Shares upon exercise of Warrants.

(c) *Mutatis Mutandis* Adjustment: Subject to the prior written consent, if required, of any stock exchange upon which the Common Shares or Warrants may be listed, no adjustment in the Exercise Price or in the number or kind of securities purchasable upon exercise of a Warrant shall be made in respect of any event described in section 5.01 hereof if Warrantholders are entitled to participate in such event on the same terms *mutatis mutandis* as if Warrantholders had exercised their Warrants prior to or on the effective date or record date, as the case may be, of such event.

(d) No Adjustment for Certain Events: No adjustment in the Exercise Price or in the number of Common Shares purchasable upon the exercise of Warrants shall be made pursuant to section 5.01 hereof in respect of the issue from time to time of Common Shares pursuant to this Indenture or pursuant to any stock option, stock purchase or stock bonus plan in effect from time to time for directors, officers or employees of the Corporation and/or any Subsidiary of the Corporation and any such issue, and any grant of options in connection therewith, shall be deemed not to be a Common Share Reorganization, a Rights Offering nor any other event described in section 5.01 hereof.

(e) Other Actions: If at any time after the date hereof but prior to the Expiry Date the Corporation shall take any action affecting the Common Shares, other than an action described in section 5.01 hereof, which in the opinion of the Directors acting in good faith would materially affect the rights of Warrantholders, either or both the Exercise Price and the number of Common Shares purchasable upon exercise of Warrants shall be adjusted in such manner and at such time by action by the Directors, acting in good faith in their sole discretion, but subject to the prior written consent, if required, of any stock exchange upon which the Common Shares or Warrants may be listed, as may be equitable in the circumstances. Failure of the taking of action by the Directors so as to provide for an adjustment prior to the effective date of any action by the Corporation affecting the Common Shares shall be deemed to be conclusive evidence that the Directors have determined that it is equitable to make no adjustment in the circumstances.

(f) Abandonment of Event: If the Corporation shall set a record date to determine the holders of Common Shares for the purpose of entitling such holders to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to such Shareholders of any such dividend, distribution or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, then no adjustment in the Exercise Price or the number of Common Shares purchasable upon exercise of any Warrant shall be required by reason of the setting of such record date.

(g) Deemed Record Date: In the absence of a resolution of the Directors fixing a record date for a Common Share Reorganization, a Rights Offering or a Special Distribution, the Corporation shall be deemed to have fixed as the record date therefor the earlier of the date on which holders of record of Common Shares are determined for the purpose of participating in the Common Share Reorganization, Rights Offering or Special Distribution and the date on which the Common Share Reorganization, Rights Offering or Special Distribution becomes effective.

(h) Disputes: If a dispute shall at any time arise with respect to adjustments of the Exercise Price or the number of Common Shares purchasable upon exercise of Warrants, such disputes shall be conclusively determined by the Corporation's Auditors or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action by the Directors and acceptable to the Warrant Agent and any such determination shall be conclusive evidence of the correctness of any adjustment made under section 5.01 hereof and shall be binding upon the Corporation, the Warrant Agent and the Warrantholders. Such auditors or accountants shall be provided access to all necessary records of the Corporation for the purpose of such determination. In the event any determination is made, the Corporation shall deliver a Certificate of the Corporation to the Warrant Agent describing such determination.

(i) Corporate Affairs: As a condition precedent to the taking of any action which would require any adjustment in any of the subscription rights pursuant to the Warrants, including the Exercise Price and the number or class of shares or other securities which are to be received upon the exercise thereof, the Corporation shall take any action which may, in the opinion of Counsel, be necessary in order that the Corporation may validly and legally issue as fully paid and non-assessable all the shares or other securities which all holders of Warrants are entitled to receive in accordance with the provisions thereof.

Section 5.03 Postponement of Subscription:

In any case in which this article five shall require that an adjustment shall be effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event:

(a) issuing to the holder of any Warrant, to the extent that Warrants are exercised after such record date and before the occurrence of such event, the additional Common Shares or other securities issuable upon such exercise by reason of the adjustment required by such event; and

(b) delivering to such holder any distribution declared with respect to such additional Common Shares or other securities after such exercise date and before such event;

provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing the right of such holder upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price or the number of Common Shares purchasable on the exercise of any Warrant and to such distributions declared with respect to any additional Common Shares issuable on the exercise of any Warrant.

Section 5.04 Notice of Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise:

(a) Notice of Effective or Record Date: At least ten days prior to the effective date or record date, as the case may be, of any event which requires or might require an adjustment in any of the subscription rights pursuant to any of the Warrants, including the Exercise Price and the number of Common Shares which are purchasable upon the exercise thereof, the Corporation shall:

(i) file with the Warrant Agent a Certificate of the Corporation specifying the particulars of such event to the extent then known including, if determinable, the required adjustment and the computation of such adjustment; and

(ii) give notice to the Warrantholders in the manner provided for in article twelve hereof of the particulars of such event to the extent then known including, if determinable, the required adjustment.

(b) Adjustment Not Determinable: In case any adjustment for which a notice pursuant to subsection 5.04(a) hereof has been given is not then determinable, the Corporation shall promptly after such adjustment is determinable:

(i) file with the Warrant Agent a computation of such adjustment; and

(ii) give notice to the Warrantholders in the manner provided for in article twelve hereof of the adjustment.

Where a notice pursuant to this subsection 5.04(b) has been given, the Warrant Agent shall be entitled to act and rely on any adjustment calculation of the Corporation or of the auditors of the Corporation.

(c) Duty of Warrant Agent: Subject to subsection 11.02(a) hereof, the Warrant Agent shall not:

(i) at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment in the Exercise Price or number of Common Shares issuable upon the exercise of the Warrants, or with respect to the nature or extent of any such adjustment when made, or which respect to the method employed in making such adjustment;

(ii) be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or property which may at any time be issued or delivered upon the exercise of any Warrant; or

(iii) be responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver Common Shares or share certificates upon the surrender of any Warrants for the purpose of exercise, or to comply with any of the covenants contained in this section 5.04.

ARTICLE SIX
PURCHASES BY THE CORPORATION

Section 6.01 Optional Purchases by the Corporation:

Subject to applicable law, the Corporation may from time to time purchase Warrants on any stock exchange, in the open market, by private agreement or otherwise. Any such purchase may be made in such manner, from such persons, at such prices and on such terms as the Corporation in its sole discretion may determine.

Section 6.02 Surrender of Warrant Certificates:

Warrant Certificates representing Warrants purchased pursuant to section 6.01 hereof shall be surrendered to the Warrant Agent for cancellation and shall be accompanied by a direction of the Corporation to cancel the Warrants represented thereby.

ARTICLE SEVEN
COVENANTS OF THE CORPORATION

Section 7.01 General Covenants of the Corporation:

The Corporation covenants with the Warrant Agent for the benefit of the Warrant Agent and the Warrantholders that so long as any Warrants remain outstanding:

(a) the Corporation will at all times use its commercially reasonable efforts to maintain its corporate existence, will carry on and conduct its business in a proper, efficient and

business like manner and in accordance with good business practice and cause to be kept proper books of account in accordance with generally accepted accounting practices;

(b) the Corporation will cause certificates representing the Common Shares, if any, from time to time subscribed and paid for pursuant to the exercise of Warrants to be issued and delivered in accordance with the terms hereof;

(c) all Common Shares which are issued upon exercise of the right to subscribe for and purchase provided for herein, upon payment of the Exercise Price herein provided for, shall be fully paid and non-assessable shares;

(d) the Corporation will reserve and keep available a sufficient number of Common Shares for the purpose of enabling the Corporation to satisfy its obligations to issue Common Shares upon the exercise of the Warrants, and all Warrants shall, when countersigned and registered as provided herein, be valid and enforceable against the Corporation;

(e) the Corporation will give to the Warrantholders, in the manner provided in article twelve hereof, and to the Warrant Agent, notice of its intention to fix a record date, or effective date, as the case may be, for any event referred to in section 5.01 hereof which may give rise to an adjustment in the Exercise Price or in the number of Common Shares purchasable upon the exercise of Warrants and, in each case, such notice shall specify the particulars of such event and the record date, or the effective date, for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given, and such notice shall be given in each case not less than ten days prior to the applicable record date or effective date, as the case may be;

(f) the Corporation will not close its transfer books nor take any other action which might deprive a Warrantholder of the opportunity of exercising the right of purchase pursuant to the Warrants held by such person during the period of ten days after the giving of a notice required by this section 7.01 or unduly restrict such opportunity;

(g) it will use commercially reasonable efforts to ensure that the Common Shares remain listed and posted for trading on the Toronto Stock Exchange;

(h) if the Corporation is a party to any transaction in which the Corporation is not the continuing corporation, the Corporation shall use commercially reasonable efforts to obtain all consents which may be necessary or appropriate under Canadian law to enable the continuing corporation to give effect to the Warrants; and

(i) generally, the Corporation will well and truly perform and carry out all of the acts or things to be done by the Corporation as provided in this Indenture.

Section 7.02 <u>Warrant Agent's Remuneration and Expenses:</u>

The Corporation covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and the Corporation will pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Agent in the administration or execution of its duties hereunder (including the reasonable compensation and the disbursements of its counsel and all other advisers not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully

performed, except any such expense, disbursement or advance as may arise out of or result from the Warrant Agent's own grossly negligent action, grossly negligent failure to act, wilful misconduct or bad faith.

Section 7.03 __Notice of Issue:__

The Corporation will give written notice of the issue of Common Shares pursuant to the exercise of any Warrants, in such detail as may be required, to each securities commission or similar regulatory authority in each jurisdiction in Canada in which there is legislation or regulations requiring the giving of any such notice in order that such issue of Common Shares and the subsequent disposition of the Common Shares so issued will not be subject to the prospectus requirements, if any, of such legislation or regulations.

Section 7.04 __Performance of Covenants by Warrant Agent:__

If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Warrant Agent may notify the Warrantholders of such failure on the part of the Corporation or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Warrantholders that it is so doing. All amounts so expended or advanced by the Warrant Agent shall be repayable upon request of the Warrant Agent as provided in section 7.02 hereof. No such performance or advance by the Warrant Agent shall be deemed to relieve the Corporation of any default hereunder.

ARTICLE EIGHT
ENFORCEMENT

Section 8.01 __Suits by Warrantholders:__

All or any of the rights conferred upon the holder of any Warrant Certificate by the terms of such Warrant Certificate or the provisions of this Indenture may be enforced by the holder of such Warrant Certificate by appropriate legal proceedings but without prejudice to the right which is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Warrantholder.

Section 8.02 __Immunity of Shareholders:__

By the acceptance of the Warrant Certificate, Warrantholders and the Warrant Agent hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director, officer, employee or agent of the Corporation for the issue of Common Shares pursuant to the exercise of any Warrant.

Section 8.03 __Limitation of Liability:__

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future officers, Directors or shareholders of the Corporation or of any successor corporation or to any of the past, present or future officers, Directors, employees or agents of the Corporation or any successor corporation, but only the property of the Corporation or any successor corporation shall be bound in respect hereof.

ARTICLE NINE
MEETINGS OF WARRANTHOLDERS

Section 9.01 Right to Convene Meetings:

The Warrant Agent may at any time and from time to time and shall on receipt of a Written Request of the Corporation or of a Warrantholders' Request and upon receiving sufficient funds and being indemnified to its reasonable satisfaction by the Corporation or by the Warrantholders signing such Warrantholders' Request, as the case may be, against the costs which may be incurred by the Warrant Agent in connection with the calling and holding of such meeting, convene a meeting of the Warrantholders. In the event of the Warrant Agent failing within 15 days after receipt of such written request by the Corporation or of a Warrantholders' Request and of the required funds and indemnity as aforesaid to give notice to convene a meeting, the Corporation or such Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto, Ontario, or at such other place as may be approved or determined by the Warrant Agent.

Section 9.02 Notice:

At least 21 days' notice of any meeting of Warrantholders shall be given to the Warrantholders in the manner provided in article twelve hereof and a copy thereof shall be sent by prepaid mail to the Warrant Agent unless the meeting has been called by it and to the Corporation unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat. It shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this article nine. The notice convening any such meeting may be signed by an appropriate officer of the Warrant Agent or of the Corporation or the person or persons designated by the Warrantholders signing such Warrantholders' Request, as the case may be.

Section 9.03 Chairman:

An individual (who need not be a Warrantholder) nominated in writing by the Warrant Agent shall be chairman of the meeting and if no individual is so nominated, or if the individual so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, or if such person is unable or unwilling to act as chairman, the Warrantholders present in person or by proxy shall choose some individual to be chairman.

Section 9.04 Quorum:

Subject to the provisions of section 9.12 hereof, at any meeting of the Warrantholders a quorum shall consist of Warrantholders present in person or by proxy holding at least 10% of the aggregate number Warrants outstanding as of the date of the meeting, provided that at least two persons entitled to vote thereat (including proxyholders) are personally present. If a quorum of the Warrantholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Warrantholders or on a Warrantholders' Request, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next following week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum

and may transact the business for which the meeting was originally called notwithstanding that they may not hold at least 10% of the aggregate number of Warrants then outstanding.

Section 9.05 **Power to Adjourn:**

Subject to the provisions of section 9.04 hereof, the chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

Section 9.06 **Show of Hands:**

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of such fact. Any Warrantholder present in person or by proxy can demand a poll at any meeting in accordance with the provisions of section 9.07 hereof.

Section 9.07 **Poll:**

On every Extraordinary Resolution, and on any other question submitted to a meeting and after a vote by show of hands in respect of such question if requested by the chairman or by one of or more of the Warrantholders acting in person or by proxy, a poll shall be taken in such manner as the chairman shall direct. Questions other than Extraordinary Resolutions shall be decided by a majority of the votes cast on the poll.

Section 9.08 **Voting:**

On a show of hands every person who is present and entitled to vote, whether as a Warrantholder or as a proxy for one or more absent Warrantholders or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy appointed by instrument in writing shall be entitled to one vote in respect of each one Warrant held by him. A proxy need not be a Warrantholder. The chairman of any meeting shall be entitled both on a show of hands and on a poll to vote in respect of the Warrants, if any, held or represented by him.

Section 9.09 **Regulations:**

The Warrant Agent or the Corporation with the approval of the Warrant Agent may from time to time make regulations and from time to time vary such regulations as it shall from time to time think fit:

(a) for the deposit of instruments appointing proxies at such place and time as the Warrant Agent, the Corporation or the Warrantholder calling the meeting, as the case may be, may direct in the notice calling the meeting;

(b) for the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, cabled or telecopied before the meeting to the Corporation or to the Warrant Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(c) for the form of the instrument appointing a proxy, the manner in which it may be executed and verification of the authority of a person who executes it on behalf of a Warrantholder; and

(d) generally for the calling of meetings of Warrantholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Warrant Certificates, or as entitled to vote or be present at the meeting in respect thereof, shall be registered holders of Warrant Certificates or proxies thereof.

Section 9.10 Corporation and Warrant Agent may be Represented:

The Corporation and the Warrant Agent, by their respective employees, officers or directors, and the legal advisers of the Corporation and the Warrant Agent, may attend any meeting of the Warrantholders, but shall have no vote as such.

Section 9.11 Powers Exercisable by Extraordinary Resolution:

In addition to all other powers conferred upon them by any other provision of this Indenture or by law, the Warrantholders at a meeting shall have the following powers exercisable from time to time by Extraordinary Resolution:

(a) power to consent and agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders or, with the reasonable consent of the Warrant Agent, of the Warrant Agent (in its capacity as warrant agent hereunder or on behalf of the Warrantholders) with the Corporation, whether such rights arise under this Indenture or the Warrant Certificates or otherwise;

(b) subject to arrangements as to financing and indemnity satisfactory to the Warrant Agent, power to direct or authorize the Warrant Agent (i) to enforce any of the covenants of the Corporation contained in this Indenture or the Warrant Certificates, (ii) to enforce any of the rights of the Warrantholders in any manner specified in such Extraordinary Resolution, or (iii) to refrain from enforcing any such covenant or right;

(c) power to waive and direct the Warrant Agent to waive any default on the part of the Corporation in complying with any provision of this Indenture or the Warrant Certificates, either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(d) power to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Corporation (i) for the enforcement of any of the covenants of the Corporation contained in this Indenture or the Warrant Certificates, or (ii) to enforce any of the rights of the Warrantholders;

(e) power to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

(f) power to appoint any persons (whether Warrantholders or not) as a committee to represent the interests of the Warrantholders and to confer upon such committee any powers or discretions which the Warrantholders could themselves exercise by Extraordinary Resolution or otherwise;

(g) power from time to time and at any time to remove the Warrant Agent and to appoint a successor Warrant Agent;

(h) power to amend, alter or repeal any Extraordinary Resolution previously passed;

(i) power to assent to any change in or omission from the provisions contained in the Warrant Certificates and this Indenture or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission; and

(j) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation.

Section 9.12 <u>Extraordinary Resolution:</u>

(a) <u>Extraordinary Resolution</u>: If, at any meeting called for the purpose of passing an Extraordinary Resolution, Warrantholders holding 10% of the aggregate number of Warrants outstanding as of the date of such meeting are not present in person or by proxy within 30 minutes from the time fixed for holding the meeting, then the meeting, if called by Warrantholders or on a Warrantholders' Request, shall be dissolved, but in any other case it shall stand adjourned to such day, being not less than 5 Business Days or more than 10 Business Days later, and to such place and time as may be determined by the chairman. Not less than three Business Days' notice to Warrantholders shall be given of the time and place of such adjourned meeting in the manner provided in article twelve hereof. Such notice shall state that at the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum notwithstanding the provisions of this subsection 9.12(a) to the contrary and may transact the business for which the meeting was originally called and a motion proposed at such adjourned meeting and passed by the affirmative vote of Warrantholders holding not less than 66 2/3% of the aggregate number of Warrants represented at the adjourned meeting and voted on the motion shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that Warrantholders holding 10% of the aggregate number of Warrants then outstanding Warrant Certificates are not present in person or by proxy at such adjourned meeting.

(b) <u>Poll to be Taken</u>: Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

Section 9.13 <u>Powers Cumulative:</u>

It is hereby declared and agreed that any one or more of the powers in this Indenture, stated to be exercisable by the Warrantholders by Extraordinary Resolution or otherwise, may be exercised from time

to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such power or powers then or thereafter from time to time.

Section 9.14 Minutes:

Minutes of all resolutions and Extraordinary Resolutions and proceedings at every meeting of Warrantholders shall be made and entered in books to be from time to time provided for that purpose by the Warrant Agent at the expense of the Corporation, and any such minutes, if signed by the chairman of the meeting at which such resolutions or Extraordinary Resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Warrantholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been called and held, and all resolutions passed thereat or proceedings taken, to have been passed and taken.

Section 9.15 Instruments in Writing:

All actions which may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this article nine may also be taken and exercised by Warrantholders entitled to subscribe for and purchase 66 2/3% of the aggregate number of Common Shares which can be subscribed for and purchased pursuant to all of the then outstanding Warrant Certificates, by an instrument in writing signed in one or more counterparts by such Warrantholders in person or by attorney appointed in writing and the expression "Extraordinary Resolution" when used in this Indenture shall include an instrument so signed.

Section 9.16 Binding Effect of Resolutions:

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this article nine at a meeting of Warrantholders shall be binding upon all of the Warrantholders, whether present or absent at such meeting, and every instrument in writing signed by Warrantholders in accordance with the provisions of section 9.15 hereof shall be binding upon all of the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

Section 9.17 Holdings by Corporation and Warrant Agent Disregarded:

In determining whether Warrantholders are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, resolution, Extraordinary Resolution, Warrantholders' Request, waiver or other action under this Indenture, Warrants owned by the Corporation or any Subsidiary of the Corporation and the Warrant Agent shall be deemed not to be outstanding and shall be disregarded. The Corporation shall provide the Warrant Agent with a certificate of the Corporation providing details of any Warrants held by the Corporation or by a Subsidiary of the Corporation upon the written request of the Warrant Agent.

ARTICLE TEN
SUPPLEMENTAL INDENTURES

Section 10.01 **Provision for Supplemental Indentures for Certain Purposes:**

From time to time the Corporation (when authorized by action by the Directors) and the Warrant Agent may, subject to the provisions of this Indenture and they shall, when so directed by the provisions of this Indenture, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) setting forth adjustments pursuant to the provisions of article five hereof;

(b) increasing the number of Warrants, and the number of Common Shares issuable upon the exercise of Warrants, which the Corporation is authorized to issue under this Indenture and any consequential amendment thereto as may be required by the Warrant Agent acting on the advice of Counsel;

(c) making such changes to the provisions hereof and of the Warrant Certificates as may be necessary or desirable in connection with the listing of the Warrants on any stock exchange;

(d) adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not, in the opinion of the Warrant Agent acting on the advice of Counsel, prejudicial to the interests of the Warrantholders;

(e) giving effect to any resolution or Extraordinary Resolution passed as provided in article nine hereof;

(f) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Warrant Agent acting on the advice of Counsel, prejudicial to the interests of the Warrantholders;

(g) adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrant Certificates, or making any modification in the form of the Warrant Certificates which does not affect the substance thereof;

(h) modifying any of the provisions of this Indenture or relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that no such modification or relief shall be or become operative or effective in such manner as to impair any of the rights of the Warrantholders or of the Warrant Agent and provided further that the Warrant Agent may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative; or

(i) any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective provisions, errors or omissions herein, provided that, in the opinion of the Warrant Agent acting on the advice of Counsel, the rights of the Warrant Agent and of the Warrantholders are in no way prejudiced thereby.

Section 10.02 **Successor Corporation:**

In the case of a consolidation, amalgamation, arrangement, merger, separation or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety, the successor entity resulting from such consolidation, amalgamation, arrangement, merger, separation or transfer (if not the Corporation) shall expressly assume, by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, the performance and observance of each and every covenant and obligation contained in this Indenture to be performed by the Corporation, as the case may be. Without limiting the generality of the foregoing, the continuing entity resulting from such consolidation, amalgamation, arrangement, merger, separation or transfer shall be deemed to be a successor entity for purposes of this Indenture.

ARTICLE ELEVEN
CONCERNING THE WARRANT AGENT

Section 11.01 **Trust Indenture Legislation:**

(a) Mandatory Requirements: If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(b) Applicable Legislation: The Corporation and the Warrant Agent agree that each of them will at all times in relation to this Indenture and any action to be taken hereunder observe and comply with, and be entitled to the benefits of, Applicable Legislation.

Section 11.02 **Rights and Duties of Warrant Agent:**

(a) Degree of Skill: In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall act honesty and in good faith with a view to the best interests of the Warrantholders and shall exercise that degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Agent from liability for its own grossly negligent action, its own grossly negligent failure to act or its own wilful misconduct or bad faith.

(b) Conditions for Action: Subject to subsection 11.02(a) hereof, the Warrant Agent shall not be bound to do any thing or take any act or action for the enforcement of any of the obligations of the Corporation under this Indenture unless and until the Warrant Agent shall have received a Warrantholders' Request setting out the action which the Warrant Agent is required to take and the obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice by the Warrant Agent, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and hold harmless the Warrant Agent against the costs, charges, expenses and liabilities to be incurred thereby and any loss or damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c) Deposit of Warrant Certificates: The Warrant Agent may, before commencing or at any time during the continuance of any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder, require the Warrantholders at whose instance it is acting to deposit with the Warrant Agent the Warrant Certificates held by them, for which Warrant Certificates the Warrant Agent shall issue receipts.

(d) Supremacy of Applicable Legislation: Every provision of this Indenture that by its terms relieves the Warrant Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Legislation and of this article eleven.

Section 11.03 Evidence:

(a) Entitlement to Rely on Evidence: Whenever it is provided in this Indenture that the Corporation shall deposit with the Warrant Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof of the facts and opinions stated in all documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Warrant Agent take the action to be based thereon. The Warrant Agent may rely and shall be protected in acting upon any such documents deposited with it in purported compliance with any such provision or for any other purpose hereof, but may, in its discretion, require further evidence before acting or relying thereon. The Warrant Agent may also rely and shall be protected in acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cablegram or other paper or document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

(b) Additional Evidence: In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Applicable Legislation or as the Warrant Agent may reasonably require by written notice to the Corporation.

(c) Statutory Declarations: Whenever Applicable Legislation requires that evidence referred to in subsection 11.03(a) hereof be in the form of a statutory declaration, the Warrant Agent may accept such statutory declaration in lieu of a Certificate of the Corporation required by any provision hereof. Any such statutory declaration may be made by one or more of the President, any Vice-President, the Chief Financial Officer, the Secretary, the Treasurer, any Assistant Secretary or any Assistant Treasurer of the Corporation.

(d) Proof of Execution: Proof of execution of an instrument in writing by any Warrantholder may be made by the certificate of a notary public, solicitor, or commissioner for oaths or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate.

Section 11.04 Experts and Advisers:

The Warrant Agent may employ or retain, at the expense of the Corporation, such counsel, accountants or other experts or advisers as it may reasonably require, said counsel, accountants, experts or advisers to be designated jointly by the Warrant Agent and the Corporation for the purpose of determining and

discharging its duties hereunder, may pay reasonable remuneration for all services performed by any of them without taxation of any costs of any counsel and shall not be responsible for the negligent actions or misconduct on the part of any of them. The Warrant Agent may act and shall be protected in acting in good faith on the opinion or advice of or information obtained from any counsel, accountant or other expert or adviser, whether retained or employed by the Corporation or by the Warrant Agent, in relation to any matter arising in relation to this Indenture.

Section 11.05 Warrant Agent not Required to give Security:

The Warrant Agent shall not be required to give any bond or security in respect of the execution of the duties, obligations and powers of this Indenture or otherwise in respect of these premises.

Section 11.06 Protection of Warrant Agent:

(a) Protection: By way of supplement to the provisions of any law for the time being relating to warrant agents, it is expressly declared and agreed as follows:

(i) the Warrant Agent shall not be liable for, or by reason of, any statement of fact or recital in this Indenture or in the Warrant Certificates (except the representation contained in section 11.08 hereof and in the countersignature of the Warrant Agent on the Warrant Certificates) or required to verify the same, but all such statements or recitals are, and shall be deemed to be made by, the Corporation;

(ii) the Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof;

(iii) the Warrant Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of Directors, officers, employees, agents or servants of the Corporation;

(iv) the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in shares of the Corporation and in the Warrant Certificates and generally may contract and enter into financial transactions with the Corporation or any corporation related to the Corporation without being liable to account for any profit made thereby; and

(v) nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto.

(b) Indemnity: In addition to and without limiting any protection of the Warrant Agent hereunder or otherwise by law, the Corporation agrees to indemnify the Warrant Agent and its officers, directors, employees and agents and save it harmless from all liabilities, losses (other than loss of profits), suits, damages, costs, expenses and actions which may be brought against or suffered by it arising out of or connected with performance by it of its duties hereunder except to the extent that such liabilities, losses (other than loss of profits), suits, damages, costs and actions are attributable to the gross negligence or wilful misconduct of the Warrant Agent. Notwithstanding any other provision hereof, this

indemnity shall survive any removal or resignation of the Warrant Agent, discharge of this Indenture and termination of any duties and obligations hereunder.

Section 11.07 Replacement of Warrant Agent, Successor by Merger:

(a) Resignation: The Warrant Agent may resign its duties and obligations and be discharged from all further duties and liabilities hereunder, subject to this subsection 11.07(a), by giving to the Corporation not less than 60 days' prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Warrantholders, by Extraordinary Resolution, shall have power at any time to remove the Warrant Agent and to appoint a new warrant agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new warrant agent unless such Extraordinary Resolution has appointed a new warrant agent; failing such appointment by the Corporation, the retiring Warrant Agent, at the expense of the Corporation, or any Warrantholder may apply to a judge of the Ontario Court of Justice (General Division), on such notice as such judge may direct for the appointment of a new warrant agent; provided that any new Warrant Agent so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Warrantholders. Any new warrant agent appointed under this subsection 11.07(a) shall be a corporation authorized to carry on the business of a trust company or transfer agent in the Province of Ontario and, if required by Applicable Legislation of any other province in Canada, in such other provinces. On any such appointment the new warrant agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent without any further assurance, conveyance, act or deed, but there shall be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as may, in the opinion of Counsel, be necessary or advisable for the purpose of assuring the same to the new warrant agent, provided that, following any resignation or removal of the Warrant Agent and appointment of a successor warrant agent, the successor warrant agent shall have executed an appropriate instrument accepting such appointment and, at the request of the Corporation, the predecessor Warrant Agent shall execute and deliver to the successor warrant agent an appropriate instrument transferring to such successor warrant agent all rights and powers of the Warrant Agent hereunder so ceasing to act.

(b) Notice of Successor: Upon the appointment of a successor warrant agent, the Corporation shall promptly notify the Warrantholders thereof in the manner provided for in article twelve hereof.

(c) No Further Act for Merger: Any corporation into or with which the Warrant Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom, or any corporation succeeding to the trust or transfer agency business of the Warrant Agent shall be the successor to the Warrant Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor warrant agent under subsection 11.07(a) hereof.

(d) Certification: Any Warrant Certificate countersigned but not delivered by a predecessor Warrant Agent may be delivered by the successor warrant agent in the name of the predecessor or successor warrant agent.

Section 11.08 Conflict of Interest:

(a) Representation: The Warrant Agent represents to the Corporation that at the time of the execution and delivery hereof no material conflict of interest exists in the Warrant Agent's role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its duties and obligations hereunder to a successor warrant agent approved by the Corporation and meeting the requirements set forth in subsection 11.07(a) hereof.

(b) Dealing in Securities: Subject to subsection 11.08(a) hereof, the Warrant Agent or a successor warrant agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any Subsidiary of the Corporation without being liable to account for any profit made thereby.

Section 11.09 Acceptance of Duties and Obligations:

The Warrant Agent hereby accepts the duties and obligations in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions hereinbefore set forth unless and until discharged therefrom.

Section 11.10 Actions by Warrant Agent to Protect Interest:

The Warrant Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interest and the interests of the Warrantholders.

Section 11.11 Documents, Moneys, etc. Held by Warrant Agent:

Any securities, documents of title or other instruments that may at any time be held by the Warrant Agent subject to the duties and obligations hereof may be placed in the deposit vaults of the Warrant Agent or of any bank listed in Schedule I of the *Bank Act* (Canada), as amended, or deposited for safekeeping with any such bank. Unless herein otherwise expressly provided, any moneys so held pending the application or withdrawal thereof under any provisions of this Indenture, may be deposited in the name of the Warrant Agent in any such bank at the rate of interest, if any, then current on similar deposits or, with the consent of the Corporation, may be deposited in the deposit department of the Warrant Agent or any other loan or trust company or chartered bank authorized to accept deposits under the laws of Canada or a province thereof. All interest or other income received by the Warrant Agent in respect of such deposits and investments shall belong to the Corporation.

Section 11.12 Warrant Agent Not to be Appointed Receiver:

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

ARTICLE TWELVE
NOTICE TO WARRANTHOLDERS

Section 12.01 Notice:

(a) Notice: Unless herein otherwise expressly provided, a notice to be given hereunder to Warrantholders will be deemed to be validly given if the notice is sent by ordinary

surface or air mail, postage prepaid, addressed to the Warrantholders or delivered (or so mailed to certain Warrantholders and so delivered to the other Warrantholders) at their respective addresses appearing on the registers of holders described in section 2.08 hereof, provided, however, that if, by reason of a strike, lockout or other work stoppage, actual or threatened, involving Canadian postal employees, the notice could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, the notice will be valid and effective only if it is so delivered or is given by publication twice in the Report on Business section in the national edition of The Globe and Mail newspaper.

(b) Date of Notice: A notice so given by mail or so delivered will be deemed to have been given on the third Business Day after it has been mailed or on the day on which it has been delivered, as the case may be, and a notice so given by publication will be deemed to have been given on the second day on which it has been published as required. In determining under any provision hereof the date when notice of a meeting or other event must be given, the date of giving notice will be included and the date of the meeting or other event will be excluded. Accidental failure or omission in giving notice or accidental failure to mail notice to any Warrantholder will not invalidate any action or proceeding founded thereon.

ARTICLE THIRTEEN
GENERAL

Section 13.01 Notice to the Corporation and the Warrant Agent:

(a) Notices: Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation or to the Warrant Agent shall be deemed to be validly given if delivered by prepaid courier, if transmitted by telecopier or other means of prepaid, transmitted, recorded communication or if sent by registered mail, postage prepaid:

(i) to the Corporation:
Tri-Vision International Ltd.
41 Pullman Court
Toronto, Ontario M1X 1E4

Attention: Chief Financial Officer
Telecopier: (416) 298-7976

(ii) to the Warrant Agent:
Equity Transfer & Trust Company
200 University Avenue, Suite 400
Toronto, Ontario M5H 4H1

Attention: Corporate Trust Department
Telecopier: 416-361-0470

and any such notice delivered or transmitted in accordance with the foregoing shall be deemed to have been received on the date of delivery or transmission or, if mailed, on the third Business Day following the date of the postmark on such notice. The original of any notice sent by facsimile transmission to the Warrant Agent shall be subsequently mailed to the Warrant Agent.

(b) Change of Address: The Corporation or the Warrant Agent may from time to time notify the other in the manner provided in subsection 13.01(a) hereof of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or the Warrant Agent, as the case may be, for all purposes of this Indenture.

(c) Postal Disruption: If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Corporation hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered by prepaid courier or transmitted by telecopier or other means of prepaid, transmitted, recorded communication, such notice to be deemed to have been received on the date of delivery or transmission.

Section 13.02 Time of the Essence:

Time shall be of the essence of this Indenture.

Section 13.03 Counterparts:

The Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be dated as of the date hereof.

Section 13.04 Satisfaction and Discharge of Indenture:

Upon all Common Shares required to be issued in respect of Warrant Certificates delivered to the Warrant Agent prior to the Expiry Date having been issued, this Indenture shall cease to be of further force or effect and the Warrant Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Warrant Agent of a certificate of the President or any Vice-President of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture.

Section 13.05 Provisions of Indenture and Warrant Certificate for the Sole Benefit of Parties and Warrantholders:

Nothing in this Indenture or the Warrant Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders of the Warrant Certificates, as the case may be, any legal or equitable right, remedy or claim under this Indenture or the Warrant Certificates, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

Section 13.06 Stock Exchange Consents:

Any action provided for in this Indenture requiring the prior consent of any stock exchange upon which the Common Shares or Warrants may be listed shall not be completed until the requisite consent is obtained.

IN WITNESS WHEREOF the parties have executed this Indenture as of the day and year first above written.

TRI-VISION INTERNATIONAL LTD.
By: ______________________

EQUITY TRANSFER & TRUST COMPANY
By: ______________________
Name:
____
Name:

SCHEDULE A

VOID VOID VOID

WARRANT TO PURCHASE COMMON SHARES OF

TRI-VISION INTERNATIONAL LTD.

(incorporated under the laws of the Province of Ontario)

Warrant Certificate	WARRANTS
GS92	*1********* ***1******** ***1******** Warrants to acquire Common Shares

EXERCISABLE ONLY PRIOR TO 5:00 P.M., TORONTO TIME, ON THE EXPIRY DATE AFTER WHICH TIME THIS WARRANT CERTIFICATE SHALL BE NULL AND VOID.

THIS IS TO CERTIFY THAT, for value received,

**** SPECIMEN ****

(the "holder") is entitled to subscribe for and to purchase, AT ANY TIME PRIOR TO 5:00 P.M., TORONTO TIME, ON THE EXPIRY DATE (as hereinafter defined) fully paid and non-assessable common shares ("Common Shares") of Tri-Vision International Ltd. (the "Corporation") as constituted on the date hereof (as hereinafter defined), on the basis of one Common Share for each one Warrant at an exercise price of $1.60 (Canadian) per Common Share, by surrendering this Warrant Certificate to the warrant agent specified below with a subscription form properly completed and executed and a certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of the Corporation (as hereinafter defined) for the total purchase price of the Common Shares so subscribed for and purchased.

The Expiry Date is July 11, 2008.

The holder of this Warrant Certificate may subscribe for and purchase less than the number of Common Shares entitled to be subscribed for and purchased on surrender of this Warrant Certificate. If the subscription does not exhaust the Warrants represented by this Warrant Certificate, a Warrant Certificate representing the balance of the Warrants will be issued to the holder. No Warrant Certificate representing fractional Warrants will be issued and the holder hereof understands and agrees that such holder will not be entitled to any cash payment or other form of compensation in respect of a fractional Warrant. By acceptance hereof, the holder expressly waives any right to receive fractional Common Shares upon exercise hereof. If the number of Common Shares to which a Warrantholder would otherwise be entitled upon the exercise of this Warrant Certificate is not a whole number, then the number of Common Shares to be issued will be rounded down to the next whole number.

The principal office of Equity Transfer & Trust Company (the "Warrant Agent") in the City of Toronto, Ontario, has been appointed the warrant agent to receive subscriptions for Common Shares and payments from holders of Warrant Certificates. This Warrant Certificate, the subscription form, and a certified cheque, bank draft or money order shall be deemed to be surrendered to the Warrant Agent only upon personal delivery thereof or, if sent by post or other means of transmission, upon receipt thereof by the Warrant Agent at the office specified above. The Corporation may also provide for other places at which this Warrant Certificate may be surrendered for exchange or exercise. If mail is used for delivery of a Warrant Certificate, for the protection of the holder, registered mail should be used and sufficient time should be allowed to avoid the risk of late delivery. Subject to adjustment hereof in the events and in the manner set forth in the Warrant Indenture hereafter mentioned and summarized below, the price payable for each Common Share upon exercise of this Warrant Certificate shall be $1.60 (Canadian).

Certificates representing Common Shares subscribed for and purchased will be mailed to the persons specified in the subscription form at the respective addresses specified therein or, if so specified in the subscription form, delivered to such persons at the office of the Warrant Agent where the applicable Warrant Certificate was surrendered, when the transfer books of the Corporation have been opened for five Business Days after the due surrender of such Warrant Certificate and payment as aforesaid, including any applicable taxes.

The Warrants represented by this Warrant Certificate may only be transferred, upon compliance with the conditions prescribed in the Warrant Indenture, on the register of transfers to be kept at the principal office of the Warrant Agent in Toronto, Ontario, by the holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Warrant Agent and, upon compliance with such requirements and such other reasonable requirements as the Warrant Agent may prescribe, such transfer will be duly recorded on such register of transfers by the Warrant Agent. Notwithstanding the foregoing, the Corporation will be entitled, and may direct the Warrant Agent, to refuse to record any transfer of any Warrant on such register if such transfer would constitute a violation of the securities laws of any jurisdiction.

This Warrant Certificate represents warrants of the Corporation issued or issuable under the provisions of an indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "Warrant Indenture") dated as of January 11, 2007, between the Corporation and the Warrant Agent, to which reference is hereby made for particulars of the rights of the holders of the Warrant Certificates, the Corporation and the Warrant Agent in respect thereof and the terms and conditions upon which the Warrants represented hereby are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth in full, to all of which the holder of this Warrant Certificate by acceptance hereof assents, it being expressly understood that the provisions of the Warrant Indenture and this Warrant Certificate are for the sole benefit of the Corporation, the Warrant Agent and the Warrantholders. A copy of the Warrant Indenture may be obtained on request without charge from the secretary of the Corporation, at 41 Pullman Court, Toronto, Ontario M1X 1E4, telephone: 416-298-8551. Words and terms in this Warrant Certificate with the initial letter or letters capitalized and not defined herein shall have the meanings ascribed to such capitalized words and terms in the Warrant Indenture.

Nothing contained in this Warrant Certificate, the Warrant Indenture or otherwise shall be construed as conferring upon the holder hereof any right or interest whatsoever as a holder of Common Shares or other shareholder of the Corporation or any other right or interest except as herein and in the Warrant Indenture expressly provided.

The Warrant Indenture provides for adjustments to the exercise price of the Warrants and to the number and kind of securities purchasable upon exercise upon the happening of certain stated events including the subdivision or consolidation of the Common Shares, certain distributions of Common Shares or securities exchangeable for or convertible into Common Shares or of other assets or property of the Corporation, certain offerings of rights, warrants or options and certain reorganizations.

The Warrant Indenture provides for the giving of notice by the Corporation prior to taking certain actions specified therein. The Corporation may from time to time purchase any of the Warrants by private contract or otherwise. Any such Warrants purchased by the Corporation shall be cancelled.

This Warrant Certificate, the Warrants represented by this Warrant Certificate and the Warrant Indenture shall be governed by and performed, construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

This Warrant Certificate shall not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent for the time being under the Warrant Indenture.

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed by its proper officers.

TRI-VISION INTERNATIONAL LTD.

David Garland
Chief Financial Officer

2004/04/12

EQUITY TRANSFER & TRUST COMPANY

By ______________________
AUTHORIZED OFFICER

test111-375910-19816659549

This Warrant Certificate is one of the Warrant Certificates referred to in the Warrant Indenture.

SECURITY INSTRUCTIONS ON REVERSE   VOIR LES INSTRUCTIONS DE SÉCURITÉ AU VERSO

2384107

SUBSCRIPTION FORM

THE HOLDER HEREBY SUBSCRIBES FOR__________ Common Shares of Tri-Vision International Ltd. at $1.60 (Canadian) per Common Share and on the other terms set out in the Warrant Certificate and Warrant Indenture and encloses herewith a certified cheque, bank draft or money order in Canadian dollars payable to "Tri-Vision International Ltd." in payment of the aggregate subscription price therefor.

The undersigned hereby irrevocably directs that the Common Shares be delivered, subject to the conditions set out in this certificate and the provisions of the Warrant Indenture, and that the said Common Shares be registered as follows:

Name(s) in Full and Social Insurance Number(s)	Address(es) (include postal code)	Number of Common Shares
	TOTAL:	

Please print full name in which certificate(s) are to be issued. If any of the Common Shares are to be issued to a person or persons other than the Warrantholder, the Warrantholder must pay to the Warrant Agent all requisite taxes or other government charges, if any.

The undersigned certifies that:

[PLEASE CHECK ONE]

A. ☐ The undersigned holder (i) at the time of exercise of the Warrants is not in the United States; (ii) unless the holder is a "Qualified U.S. Entity", it is not a "U.S. person", and is not exercising the Warrants on behalf of a "U.S. person"; and (iii) did not execute or deliver this exercise form in the United States.

B. ☐ The undersigned holder (i) is an Original U.S. Purchaser (as such term is defined in the Warrant Indenture), (ii) is exercising the Warrants solely for its own account and not on behalf of any other Persons; and (iii) was an "accredited investor", as that term is defined in Regulation D under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), both on the date the Units were purchased from Tri-Vision International Ltd and on the date hereof

C. ☐ The undersigned holder has delivered to Tri-Vision International Ltd. an opinion of counsel (which will not be sufficient unless it is from counsel of recognized standing and such opinion is in form and substance satisfactory to Tri-Vision International Ltd.) to the effect that an exemption from the registration requirements of the 1933 Act and applicable state securities laws is available.

Note: Certificates representing Common Shares will not be registered or delivered to an address in the United States unless Box B or C above is checked. "U.S. person" and United States have the meanings set forth in Regulation S under the U.S. Securities Act, and "Qualified U.S. Entity" means a corporation, partnership or other legal entity incorporated or organized in the United States who purchased the Units from the Corporation and whose affairs are wholly controlled and directed from outside of the United States.

DATED this________day of________ ____ 20____.

____
Signature of Warrantholder

____
Signature Guaranteed

Print Name and Address in full below:

Name ______________________________

Address ______________________________

____

____

(Include Postal Code)

☐ Please check box if certificates representing the Common Shares are to be delivered at the office of the Warrant Agent where this Warrant Certificate is surrendered, failing which the certificates will be mailed to the address set forth above.

FORM OF TRANSFER

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers the Warrants represented by this Warrant Certificate to:

Name ______________________________

Address ______________________________

____

____

(Include Postal Code)

Social Insurance Number(s) ______________________________

and hereby irrevocably constitutes and appoints ______________________________

(leave this space blank)

as the attorney of the undersigned with full power of substitution to transfer the Warrants on the appropriate register of the Warrant Agent.

DATED this________day of____________ __. 20____.

____
Signature of Transferor

____
Name of Transferor

____
Signature Guaranteed

CERTAIN REQUIREMENTS RELATING TO TRANSFERS

1.In the case of any transfer of Warrants to a Person resident in, or otherwise subject to the securities laws of, any province or territory of Canada, either the transferee must be an "accredited investor" within the meaning of such applicable securities laws in Canada or the transfer must otherwise be exempt from the prospectus and registration requirements of applicable securities laws in Canada.

2.The Warrant Indenture contains certain other requirements relating to the transfer of Warrants, including, among other things, a requirement in certain cases that a written opinion of U.S. counsel of recognized standing be delivered in connection with the transfer of Warrants by a U.S. Person or a Person in the United States or a Person holding Warrants for the account or benefit of a U.S. Person or a Person in the United States to a Person in the United States or for the account or benefit of a U.S. Person or a Person in the United States.

3.The signature of the transferor must correspond in every particular with the surname and the first name(s) or initials shown on the face of this certificate and the endorsement must be signature guaranteed, in either case, by a Canadian chartered bank or a member of a recognized securities transfer agents medallion program (STAMP). The stamp affixed thereon by the guarantor must bear the actual words "signature guarantee", or "signature medallion guaranteed" and otherwise be in accordance with industry standards.

September 14, 2006

Tri-Vision International Ltd./Ltée

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – *Continuous Disclosure Obligations*, we hereby advise of the results of the voting on the matters submitted to the annual meeting (the "Meeting") of the shareholders (the "Shareholders") of Tri-Vision International Ltd./Ltée (the "Corporation") held on September 14, 2006. At the Meeting, Shareholders were asked to consider certain annual meeting matters.

The matters voted upon at the Meeting and the results of the voting were as follows:

Item 1: Election of Directors

The following directors were elected to hold office for the ensuing year or until their successors are elected or appointed:

Najmul Hasan Siddiqui
Qamrul Hasan Siddiqi
Khalid Usman
Tim Collings
Bruce J. Daley
Toshinori Ikebe
Bob Leshchyshen
Terry A. Canning
Frank Scarpitti

The Shareholders present in person or represented by proxy at the Meeting voted as follows:

	Total Votes Cast	Percentage of Votes Cast
Votes in Favour	10,682,560	99.7%
Votes Withheld	33,650	0.3%
Total Votes Cast	10,716,210	100%

Q-5

Item 2: Appointment of Auditors

Ernst & Young LLP, Chartered Accountants were appointed auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors.

The Shareholders present in person or represented by proxy at the Meeting voted as follows:

	Total Votes Cast	**Percentage of Votes Cast**
Votes in Favour	10,687,360	99.7%
Votes Withheld	28,850	0.3%
Total Votes Cast	10,716,210	100%

TRI-VISION INTERNATIONAL LTD./LTÉE

By: [signature]

Qamrul H. Siddiqi
Secretary

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Tri-Vision International Ltd.
Symbol :	TVL
Reporting Period:	04/01/2007 - 04/30/2007

Summary

Issued & Outstanding Opening Balance :	59,122,314	As at :	04/01/2007
	Effect on Issued & Outstanding Securities		
Stock Option Plan	0		
Other Issuances and Cancellations	42,500		
Issued & Outstanding Closing Balance :	59,164,814		

Stock Option Plan

Stock Options Outstanding Opening Balance: 950,000 **As at :** 04/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	0	0	0

Stock Options Outstanding Closing Balance: 950,000 **As at :** 04/30/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
04/03/2007	Warrants	42,500
Totals		42,500

Filed on behalf of the Issuer by:

Name:	Shaun Drake
Phone:	4168480107
Email:	sdrake@dandr.ca
Submission Date:	05/08/2007
Last Updated:	05/07/2007

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Tri-Vision International Ltd.
Symbol :	TVL
Reporting Period:	03/01/2007 - 03/31/2007

Summary

Issued & Outstanding Opening Balance :	59,122,314	As at :	03/01/2007

Effect on Issued & Outstanding Securities

Stock Option Plan	0
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	59,122,314

Stock Option Plan

Stock Options Outstanding Opening Balance:	950,000	As at :	03/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	0	0	0

Stock Options Outstanding Closing Balance:	950,000	As at :	03/31/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Shaun Drake
Phone:	4168480107
Email:	sdrake@dandr.ca
Submission Date:	04/04/2007
Last Updated:	04/04/2007

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Tri-Vision International Ltd.
Symbol :	TVL
Reporting Period:	02/01/2007 - 02/28/2007

Summary

Issued & Outstanding Opening Balance :	59,122,314	As at :	02/01/2007

Effect on Issued & Outstanding Securities

Stock Option Plan	0
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	59,122,314

Stock Option Plan

Stock Options Outstanding Opening Balance:	950,000	As at :	02/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	0	0	0

Stock Options Outstanding Closing Balance:	950,000	As at :	02/28/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Shaun Drake
Phone:	4168480107
Email:	sdrake@dandr.ca
Submission Date:	03/05/2007
Last Updated:	03/05/2007

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Tri-Vision International Ltd.
Symbol :	TVL
Reporting Period:	01/01/2007 - 01/31/2007

Summary

Issued & Outstanding Opening Balance :	56,045,314	As at :	01/01/2007
	Effect on Issued & Outstanding Securities		
Stock Option Plan	0		
Other Issuances and Cancellations	3,077,000		
Issued & Outstanding Closing Balance :	59,122,314		

Stock Option Plan

Stock Options Outstanding Opening Balance: 950,000 As at : 01/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	0	0	0

Stock Options Outstanding Closing Balance: 950,000 As at : 01/31/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
01/11/2007	Prospectus Offering/Public Offering	3,077,000
Totals		3,077,000

Filed on behalf of the Issuer by:

Name:	Shaun Drake
Phone:	4168480107
Email:	sdrake@dandr.ca
Submission Date:	02/08/2007
Last Updated:	02/02/2007

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Tri-Vision International Ltd.
Symbol :	TVL
Reporting Period:	12/01/2006 - 12/31/2006

Summary

Issued & Outstanding Opening Balance :	56,045,314	As at :	12/01/2006

Effect on Issued & Outstanding Securities

Stock Option Plan	0
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	56,045,314

Stock Option Plan

Stock Options Outstanding Opening Balance:	750,000	As at :	12/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
12/08/2006	N	200,000			

Filer's comment

200,000 options granted to officers of a subsidiary at an exercise price of $1.32 expiring December 8, 2007, vesting as to 100% on March 31, 2007

Totals		200,000	0	0	0

Stock Options Outstanding Closing Balance:	950,000	As at :	12/31/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Shaun Drake
Phone:	4168480107
Email:	sdrake@dandr.ca
Submission Date:	01/10/2007
Last Updated:	01/08/2007

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Tri-Vision International Ltd.
Symbol :	TVL
Reporting Period:	11/01/2006 - 11/30/2006

Summary

Issued & Outstanding Opening Balance :	56,045,314	As at :	11/01/2006

Effect on Issued & Outstanding Securities

Stock Option Plan	0
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	56,045,314

Stock Option Plan

Stock Options Outstanding Opening Balance:	750,000	As at :	11/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	0	0	0

Stock Options Outstanding Closing Balance:	750,000	As at :	11/30/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Shaun Drake
Phone:	4168480107
Email:	sdrake@dandr.ca
Submission Date:	12/08/2006
Last Updated:	12/07/2006

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Tri-Vision International Ltd.
Symbol :	TVL
Reporting Period:	10/01/2006 - 10/31/2006

Summary

Issued & Outstanding Opening Balance :	56,030,314	As at :	10/01/2006

Effect on Issued & Outstanding Securities

Stock Option Plan	0
Other Issuances and Cancellations	15,000
Issued & Outstanding Closing Balance :	56,045,314

Stock Option Plan

Stock Options Outstanding Opening Balance:	1,200,000	As at :	10/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
09/15/2004	N	300,000			
Filer's comment 300,000 options granted at $2.00 to expire Sep 15, 2006					
09/19/2004	N			181,935	
09/18/2005	N			250,000	
08/10/2006	N			150,000	
09/15/2006	N			300,000	
09/19/2006	N			118,065	
10/15/2006	N	250,000			
Filer's comment 250,000 options granted at $1.49 to expire on October 15, 2010					
Totals		550,000	0	1,000,000	0

Stock Options Outstanding Closing Balance:	750,000	As at :	10/31/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
10/15/2006	Agreement	15,000
Filer's comment 15,000 shares granted under an employment contract		
Totals		15,000

Filed on behalf of the Issuer by:

Name:	Shaun Drake
Phone:	4168480107
Email:	sdrake@dandr.ca
Submission Date:	11/09/2006
Last Updated:	11/21/2006

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Tri-Vision International Ltd.
Symbol :	TVL
Reporting Period:	09/01/2006 - 09/30/2006

Summary

Issued & Outstanding Opening Balance :	56,030,314	As at :	09/01/2006

Effect on Issued & Outstanding Securities

Edward Wolfe - Consultant	0
Stock Option Plan	0
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	56,030,314

Edward Wolfe - Consultant

Stock Options Outstanding Opening Balance:	300,000	As at :	09/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	0	0	0

Stock Options Outstanding Closing Balance:	300,000	As at :	09/30/2006

Stock Option Plan

Stock Options Outstanding Opening Balance:	1,200,000	As at :	09/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	0	0	0

Stock Options Outstanding Closing Balance:	1,200,000	As at :	09/30/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Shaun Drake
Phone:	4168480107

Email: sdrake@dandr.ca
Submission Date: 10/10/2006
Last Updated: 10/03/2006

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Tri-Vision International Ltd.
Symbol :	TVL
Reporting Period:	08/01/2006 - 08/31/2006

Summary

Issued & Outstanding Opening Balance :	56,030,314	As at :	08/01/2006

	Effect on Issued & Outstanding Securities
Stock Option Plan	0
Edward Wolfe - Consultant	0
Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	56,030,314

Stock Option Plan

Stock Options Outstanding Opening Balance:	1,200,000	As at :	08/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	0	0	0

Stock Options Outstanding Closing Balance:	1,200,000	As at :	08/31/2006

Edward Wolfe - Consultant

Stock Options Outstanding Opening Balance:	300,000	As at :	08/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	0	0	0

Stock Options Outstanding Closing Balance:	300,000	As at :	08/31/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Shaun Drake
Phone: 4168480107

Email: sdrake@dandr.ca
Submission Date: 09/08/2006
Last Updated: 09/07/2006

RECEIVED

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Tri-Vision International Ltd.
Symbol :	TVL
Reporting Period:	07/01/2006 - 07/31/2006

Summary

Issued & Outstanding Opening Balance :	56,030,314	As at :	07/01/2006

Effect on Issued & Outstanding Securities

Stock Option Plan	0
Edward Wolfe - Consultant	0
Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	56,030,314

Stock Option Plan

Stock Options Outstanding Opening Balance:	1,200,000	As at :	07/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	0	0	0

Stock Options Outstanding Closing Balance:	1,200,000	As at :	07/31/2006

Edward Wolfe - Consultant

Stock Options Outstanding Opening Balance:	300,000	As at :	07/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	0	0	0

Stock Options Outstanding Closing Balance:	300,000	As at :	07/31/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Shaun Drake
Phone:	4168480107

Email:	sdrake@dandr.ca
Submission Date:	08/02/2006
Last Updated:	08/02/2006

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Tri-Vision International Ltd.
Symbol :	TVL
Reporting Period:	06/01/2006 - 06/30/2006

Summary

Issued & Outstanding Opening Balance :	56,030,314	As at :	06/01/2006

Effect on Issued & Outstanding Securities

Stock Option Plan	0
Edward Wolfe - Consultant	0
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	56,030,314

Stock Option Plan

Stock Options Outstanding Opening Balance: 1,200,000 As at : 06/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	0	0	0

Stock Options Outstanding Closing Balance: 1,200,000 As at : 06/30/2006

Edward Wolfe - Consultant

Stock Options Outstanding Opening Balance: 300,000 As at : 06/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	0	0	0

Stock Options Outstanding Closing Balance: 300,000 As at : 06/30/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Shaun Drake
Phone:	4168480107

Email:	sdrake@dandr.ca
Submission Date:	07/10/2006
Last Updated:	07/06/2006

RECEIVED

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Tri-Vision International Ltd.
Symbol :	TVL
Reporting Period:	05/01/2006 - 05/31/2006

Summary

Issued & Outstanding Opening Balance :	56,030,314	**As at :**	05/01/2006

Effect on Issued & Outstanding Securities

Stock Option Plan	0
Edward Wolfe - Consultant	0
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	56,030,314

Stock Option Plan

Stock Options Outstanding Opening Balance:	1,200,000	**As at :**	05/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	0	0	0

Stock Options Outstanding Closing Balance:	1,200,000	**As at :**	05/31/2006

Edward Wolfe - Consultant

Stock Options Outstanding Opening Balance:	300,000	**As at :**	05/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	0	0	0

Stock Options Outstanding Closing Balance:	300,000	**As at :**	05/31/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Shaun Drake
Phone:	4168480107

Email: sdrake@dandr.ca
Submission Date: 06/09/2006
Last Updated: 06/02/2006

RECEIVED

2007 MAY 17 A ...

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Tri-Vision International Ltd.
Symbol :	TVL
Reporting Period:	04/01/2006 - 04/30/2006

Summary

Issued & Outstanding Opening Balance :	56,030,314	As at :	04/01/2006

Effect on Issued & Outstanding Securities

Stock Option Plan	0
Edward Wolfe - Consultant	0
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	56,030,314

Stock Option Plan

Stock Options Outstanding Opening Balance: 1,200,000 As at : 04/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	0	0	0

Stock Options Outstanding Closing Balance: 1,200,000 As at : 04/30/2006

Edward Wolfe - Consultant

Stock Options Outstanding Opening Balance: 300,000 As at : 04/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	0	0	0

Stock Options Outstanding Closing Balance: 300,000 As at : 04/30/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Shaun Drake
Phone:	4168480107

Email:	sdrake@dandr.ca
Submission Date:	05/08/2006
Last Updated:	05/05/2006

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Tri-Vision International Ltd.
Symbol :	TVL
Reporting Period:	03/01/2006 - 03/31/2006

Summary

Issued & Outstanding Opening Balance :	56,030,314	As at :	03/01/2006

Effect on Issued & Outstanding Securities

Stock Option Plan	0
Edward Wolfe - Consultant	0
Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	56,030,314

Stock Option Plan

Stock Options Outstanding Opening Balance:	1,200,000	As at :	03/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	0	0	0

Stock Options Outstanding Closing Balance:	1,200,000	As at :	03/31/2006

Edward Wolfe - Consultant

Stock Options Outstanding Opening Balance:	300,000	As at :	03/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	0	0	0

Stock Options Outstanding Closing Balance:	300,000	As at :	03/31/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Shaun Drake
Phone:	4168480107

Email:	sdrake@dandr.ca
Submission Date:	04/07/2006
Last Updated:	04/04/2006

FORM: 3 | CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

RECEIVED

WHEN TO FILE: **A. Non-Exempt Companies***

(i) Prior to the change if it is an addition or appointment of a new director or officer; or

(ii) Within 10 days after the change if it is a termination, resignation or change in position or title.

* Each Non-Exempt Company is identified in TSX publications such as the TSX Monthly Review and the TSX Daily Record and on the quote page of www.tsx.com by the addition of the letter "J" beside the Company's name. TSX requires that each new officer or director of a non-exempt Company promptly file with TSX a completed and executed Personal Information Form (see Form 4).

B. Exempt Companies**

Within 10 days after any relevant change.

** An Exempt Company is a Company that is not a Non-Exempt Company. A Personal Information Form does not need to be filed in regard to any new officer or director of an Exempt Company unless TSX specifically requests in writing such a filing.

C. Trusts and Limited Partnerships

In addition to the above-described requirements for an Exempt Company, file a Form 3 within 10 days of any relevant change to the senior officers or directors of the Manager or General Partner, as the case may be, of the listed Trust or Limited Partnership.

HOW:

For Companies Reporting to Toronto Stock Exchange – Toronto Office:
Via fax to 416-947-4547 or via email to advisoryaffairs@tsx.com

For Companies Reporting to Toronto Stock Exchange – Montreal Office:
Via fax to 514-788-2421 or via email to advisoryaffairs@tsx.com

QUESTIONS:

For Companies Reporting to Toronto Stock Exchange – Toronto Office:
Email advisoryaffairs@tsx.com or contact the TSX Reporting Agent who is responsible for the Company (based on the first letter of the Company's name), as follows:

A – K 416-947-4538

L – Z 416-947-4616

For Companies Reporting to Toronto Stock Exchange – Montreal Office:
Call 514-788-2451 or email advisoryaffairs@tsx.com regarding any questions about this Form or about the exempt / non-exempt status of the Company.

NOTE: A Form 3 is not required to be filed in respect of any change to the officers or directors of any subsidiary of the Company.

FORM: 3 | **Company Name: Tri-Vision International Ltd.** **Stock Symbol: TVL**

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mr.	Usman	Khalid	
CIVIL TITLE (e.g. MR.,MS., MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE ☐ **Addition (new appointment)**

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change

CHECK HERE ☒ **Deletion (termination or resignation)**

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change
Chief Financial Officer	09/29/06

CHECK HERE ☐ **Change in Position / Title**

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
OLD POSITION(S)	
NEW POSITION(S)	

For Non-Exempt Company:

Has a Personal Information Form been filed with TSX?

☐ YES ☐ NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Lonnie Kirsh
PHONE / EMAIL	416-350-2347
DATE	10/03/06

FORM: 3 | CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

WHEN TO FILE: **A. Non-Exempt Companies***

(i) Prior to the change if it is an addition or appointment of a new director or officer; or

(ii) Within 10 days after the change if it is a termination, resignation or change in position or title.

* Each Non-Exempt Company is identified in TSX publications such as the TSX Monthly Review and the TSX Daily Record and on the quote page of www.tsx.com by the addition of the letter "J" beside the Company's name. TSX requires that each new officer or director of a non-exempt Company promptly file with TSX a completed and executed Personal Information Form (see Form 4).

B. Exempt Companies**

Within 10 days after any relevant change.

** An Exempt Company is a Company that is not a Non-Exempt Company. A Personal Information Form does not need to be filed in regard to any new officer or director of an Exempt Company unless TSX specifically requests in writing such a filing.

C. Trusts and Limited Partnerships

In addition to the above-described requirements for an Exempt Company, file a Form 3 within 10 days of any relevant change to the senior officers or directors of the Manager or General Partner, as the case may be, of the listed Trust or Limited Partnership.

HOW:

For Companies Reporting to Toronto Stock Exchange – Toronto Office:
Via fax to 416-947-4547 or via email to advisoryaffairs@tsx.com

For Companies Reporting to Toronto Stock Exchange – Montreal Office:
Via fax to 514-788-2421 or via email to advisoryaffairs@tsx.com

QUESTIONS:

For Companies Reporting to Toronto Stock Exchange – Toronto Office:
Email advisoryaffairs@tsx.com or contact the TSX Reporting Agent who is responsible for the Company (based on the first letter of the Company's name), as follows:

A – K	416-947-4538
L – Z	416-947-4616

For Companies Reporting to Toronto Stock Exchange – Montreal Office:
Call 514-788-2451 or email advisoryaffairs@tsx.com regarding any questions about this Form or about the exempt / non-exempt status of the Company.

NOTE: A Form 3 is not required to be filed in respect of any change to the officers or directors of any subsidiary of the Company.

FORM: 3 | **Company Name: Tri-Vision International Ltd.** **Stock Symbol: TVL**

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mr.	Garland	David	
CIVIL TITLE (e.g. MR.,MS., MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE ☒ **Addition (new appointment)**

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change
Chief Financial Officer	10/15/06

CHECK HERE ☐ **Deletion (termination or resignation)**

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE ☐ **Change in Position / Title**

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
OLD POSITION(S)	
NEW POSITION(S)	

For Non-Exempt Company:

Has a Personal Information Form been filed with TSX?

☒ YES ☐ NO

10/03/06
DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Lonnie Kirsh

PHONE / EMAIL 416-350-2347

DATE 10/03/06

TORONTO STOCK EXCHANGE TSX

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer : Tri-Vision International Ltd.

Civil Title:
First Name: Alvin
Middle Name: Frederick
Surname: Curling
Date of Birth (MM/DD/YYYY): 12/13/2006
Has a PIF been submitted: No When:

Type of Change	Position Title	Effective Date
Terminated/Resigned	Director	09/01/2006

Civil Title:
First Name: Malcolm
Middle Name: Gram
Surname: Brown
Date of Birth (MM/DD/YYYY): 12/13/2006
Has a PIF been submitted: No When:

Type of Change	Position Title	Effective Date
Terminated/Resigned	Director	09/01/2005

Civil Title:
First Name: Nazrul
Middle Name: Hasan
Surname: Siddiqi
Date of Birth (MM/DD/YYYY). 12/13/2006
Has a PIF been submitted: No When:

Type of Change	Position Title	Effective Date
Terminated/Resigned	Director	09/01/2004

Civil Title:
First Name: Rudolf
Middle Name: M.E.
Surname: Engel
Date of Birth (MM/DD/YYYY). 12/13/2006
Has a PIF been submitted: No When:

Type of Change	Position Title	Effective Date
Terminated/Resigned	Director	09/01/2003

Civil Title:			
First Name:	Timothy		
Middle Name:	David		
Surname:	Collings		
Date of Birth (MM/DD/YYYY):	09/02/1961		
Has a PIF been submitted:	Yes	When:	04/01/1996

Type of Change	Position Title	Effective Date
New	Director	04/01/1996

Civil Title:			
First Name:	Toshinori		
Middle Name:	n/a		
Surname:	Ikebe		
Date of Birth (MM/DD/YYYY):	11/07/1944		
Has a PIF been submitted:	Yes	When:	07/13/1999

Type of Change	Position Title	Effective Date
New	Director	07/13/1999

Civil Title:			
First Name:	Bruce		
Middle Name:	John		
Surname:	Daley		
Date of Birth (MM/DD/YYYY):	07/08/1955		
Has a PIF been submitted:	Yes	When:	03/12/1996

Type of Change	Position Title	Effective Date
New	Director	03/12/1996

Civil Title:			
First Name:	Khalid		
Middle Name:	n/a		
Surname:	Usman		
Date of Birth (MM/DD/YYYY):	06/10/1949		
Has a PIF been submitted:	Yes	When:	09/15/1998

Type of Change	Position Title	Effective Date
New	Director	09/15/1998

Filed on behalf of the Issuer by:

Name:	Shaun Drake
Phone:	4168480107
Email:	sdrake@dandr.ca
Submission Date:	12/13/2006
Last Updated:	12/13/2006

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer : Tri-Vision International Ltd.

Civil Title:	Mr.		
First Name:	Frank		
Middle Name:	n/a		
Surname:	Scarpitti		
Date of Birth (MM/DD/YYYY):	03/08/1960		
Has a PIF been submitted:	Yes	When:	09/15/2006

Type of Change	Position Title	Effective Date
New	Director	09/15/2006

Filed on behalf of the Issuer by:

Name:	Shaun Drake
Phone:	4168480107
Email:	sdrake@dandr.ca
Submission Date:	12/15/2006
Last Updated:	12/15/2006

TRI•VISION
INTERNATIONAL LTD/LTEE


V-Chip
V-gis™
DIGITAL

2006
ANNUAL REPORT

Dear Fellow Shareholders,

It is with great pride that I report to you on Tri-Vision's activities of the past year. As most of you are aware, Tri-Vision has made significant progress to secure international recognition for the Company and to reap financial rewards.

Execution of our business plan for the year occurred on two major fronts: (1) the United States V-chip licensing campaign and (2) the repositioning of the cable television support and supply business to Canada's largest broadband companies. Achievements in fiscal 2006, and subsequent to the year ending March 31st, have laid a solid foundation for our Company's future.

The V-chip campaign is certainly the most high profile. Tri-Vision has spent a decade working to ensure that parents can control the quality of television programming to which their children are exposed. A year ago, 27 licenses had been issued, the majority of them to the Canadian marketplace, and Tri-Vision initiated, albeit reluctantly, a number of lawsuits on patent infringers. Those lawsuits have either been abandoned because those companies involved opted to adopt our licenses or are otherwise approaching resolution to our satisfaction, which proves that our patents are solid and we are ready to defend and protect them.

The U.S. Federal Communications Commission (FCC) has made demands for V-chip capabilities that were first envisioned by Professor Collings so many years ago. On March 15th 2006, the FCC mandated that "receivers must be able to process newer RRT version numbers or use new rating region codes as suggested by ATSC." This ruling finally allowed Tri-Vision to approach U.S. manufacturers with a clear licensing message: incorporate the modifiable V-chip that Tri-Vision has the exclusive patent for or be in violation of the FCC ruling. (Given the significant overlap of American and Canadian airwaves, the FCC's leadership has not gone unnoticed here in Canada.) Professor Collings' years of work developing his invention, his participation on Standards Committees and his assistance to the governments of several countries combine for a very compelling argument that manufacturers are now hearing loud and clear. Tim Collings' V-chip, now dubbed *Digital V-chip 2.0*, is mandated and all manufacturers wishing to sell televisions in the United States must have a license for it.

In the past year the number of licensees has more than doubled and there are now 27 licenses signed for the U.S. patent alone, covering about 35% of television sets offered for sale in the United States. The Canadian licensing campaign is essentially completed with an estimated 98% of all televisions sold in Canada under Tri-Vision license. While royalty revenues for fiscal 2006 had only attained modest levels from the relatively small Canadian market, the real impact of the royalty revenue stream will be seen in Tri-Vision's third and fourth quarters of fiscal 2007. This time lag is inherent to all royalty businesses, but once the royalties are flowing fully the high profit margin of this revenue stream will be obvious.

The majority of television sales occur between October 1st and December 31st each year. This means that the high volume sales from that period and their corresponding royalties will be shown in the Company's 4th quarter results of fiscal 2007. It is my goal and my expectation that we will have doubled the number of licenses for our U.S. Patent. by the end of fiscal 2007. All television receivers will be required to have digital tuners including open V-chip capability by March 1st 2007.



At last year's Annual Meeting, Mr. Michael Fortkort, a valued member of Tri-Vision's U.S. legal team was very straightforward when he explained that it will take at least 18 months, and probably even longer, to complete the licensing of the entire U.S. market. We are working diligently to award more U.S. licenses and are focusing on the largest electronics manufacturers in the world, most based in Asia, at this time. I wish to recognize Tri-Vision's President Toshinori Ikebe who leads our tireless team working to negotiate these licenses. Their continuing efforts will propel Tri-Vision ever closer to achieving our goal to have <u>all</u> television manufacturers under license.

The existing 64 licenses (37 in Canada, 27 in U.S. as of July 19, 2006) cover Tri-Vision for V-chip use in televisions and all digital receiving products. Digital tuners and receivers are appearing in rapidly growing numbers in an array of other products aside from TVs, such as in set top boxes, media centre computer products and mobile video/television units. The next step after we achieve dominant US television market coverage will be to target

manufacturers specializing only in these new digital products.

Our research and development team has by no means been resting on its laurels. Tri-Vision was awarded a third Canadian Patent, No. 2,324,045 in 2006, which deals primarily with multiple rating interface capability – the next generation of V-chip. Patents are pending for this technology in the United States and in Europe.

Tri-Vision's extensive planning in its traditional cable industry business took a giant leap forward in the past year with the establishment of Think BroadBand Solutions Inc. in November 2005. In a repositioning of the company, led by President Cam Siddiqui and Vice Presidents Sat Gill and Brent Smith, their vision of developing a major support and supply centre for Canadian cable marketers has very quickly become a reality. They have obtained distributor rights from some of the world's largest broadband manufacturers, including PCT, Scientific Atlanta, Andrews Corporation and Samsung.

Think Broadband is already seeing sales success and the division should reach profitability this fiscal year which is considerably ahead of schedule. In the year ahead, we look forward to reporting further on their successes and seeing positive results in the Company's bottom line from the Think BroadBand's contribution.

Overall, the combination of our low cost/high profit margin royalty revenue stream, which already is assured from our extensive and growing V-chip licensee family, with the reemergence of our cable support and supply business will provide our shareholders with a dramatically new, financially successful company.

I am grateful for the support and assistance of our very professional Board of Directors, and proud of the efforts of our management team and our wonderful group of employees. I thank them all for their loyalty, hard work and enduring optimism. I would also like to thank all our shareholders for their continued support. It has been my pleasure to have become acquainted with so many of you and to have heard your feedback. I reaffirm my commitment of our unwavering efforts to you to enhance the value of your investment in Tri-Vision International Ltd.

Sincerely,

N.H. Siddiqui

Najmul H. Siddiqui
Chairman of the Board and Chief Executive Officer

July 26, 2006

FINANCIAL REVIEW

The following Management's Discussion and Analysis (MD&A) has been prepared to help shareholders understand the financial performance of the Company and provides information that Management believes is relevant to an assessment and understanding of the Company's risks and opportunities, and performance measures that are relevant to the Company's operations. Management has prepared this document in conjunction with its broader responsibilities for the accuracy and reliability of its financial statements and the development and maintenance of appropriate internal controls in its effort to ensure that its financial information is complete and reliable. The Audit Committee of the Board of Directors has reviewed this document and all other publicly reported financial information, for integrity, usefulness, reliability and consistency.

We have prepared the MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administration. The discussion should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2006, including the notes thereto, presented elsewhere in this annual report.

Additional information relating to Tri-Vision International Ltd./Ltée, including the Annual Information Form, can be found on **SEDAR at www.sedar.com**.

This Management's Discussion and Analysis is dated and has been prepared as of June 29, 2006.

All dollar amounts are in Canadian Dollars.

FORWARD-LOOKING STATEMENTS:

This MD&A contains forward-looking statements which reflect our Company's current expectations regarding future events. The forward-looking statements are often, but not always, identified by the use of words "anticipate", "estimate", "expect", "provide", and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These forward-looking statements involve risk and uncertainties, including the difficulty in predicting product approvals, acceptance or demands for new products, the impact of the product and pricing strategies of competitors, delays in developing and launching new products, fluctuations in operating results and other risks, any of which could cause actual results, performance, or achievements to differ materially from the results discussed or implied in forward-looking statements. Many risks are inherent in the cable television industry; others are more specific to our Company. Investors should consult the "Risks and Uncertainties" section of our MD&A as well as our Company's ongoing quarterly filings, annual reports and Annual Information Form for additional information on risks and uncertainties relating to these forward-looking statements. Investors should not place undue reliance on any forward-looking statements. We assume no obligation to update or alter any forward-looking statements whether as a result of new information, further events or otherwise.

BUSINESS OVERVIEW:

The Company designs, develops and sells its cable television (CATV) products, including the licensing of its V-chip technology, through its wholly-owned subsidiary Tri-Vision Electronics Inc. and has established in 2005 its Think Broadband Solutions Inc. subsidiary to specifically handle the Company's service and distributorship business. All business is conducted in one business segment with two core areas, CATV products and V-chip licensing.

The CATV products business involves the marketing of the Company's CATV products, including Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Interactive systems, the distribution of premium third party branded CATV products and the provision of value–added services for the cable, wireless and telecommunication industries in North America.

The V-chip licensing business involves the licensing of the Company's V-chip technology to television manufacturers around the world for incorporation into their products. To date licensing for sales into the Canadian market has proven successful with the manufacturers of almost 98% of all televisions sold in Canada being licensed. To date 22 licences have been granted for sales into the US and Tri-Vision is now concentrating its licensing efforts in this market which is at least 10 times the size of Canadian market.

During fiscal 2006, Management's main focus remained on the following areas:

- The continuation of licensing efforts with TV manufacturers in Japan, China and Asian countries, which resulted in the entering into of the following new licensing agreements.
    - (US Patent- Shenzhen KXD Multimedia Co., Ltd., Static IP Inc., Optoma Technology Inc., Coretronic Corporation, Jabil Circuit Inc., Akai Electric Co., Ltd., NEC Display Solutions Ltd., Guangdong Changhong Electronics Co., Ltd., Sichuan Changhong Electric Co. Ltd., Viewsonic Corporation, Chunghwa Picture Tubes Ltd. and Humax Co., Ltd.)

- (Canadian Patent- Newlane Limited, Shenzhen KXD Multi-Media Co., Ltd., Static IP Inc., Xiamen Overseas Chinese Electronics Co., Ltd., Optoma Technology Inc., Konka Group Co., Ltd., Coretronic Corporation, Viewsonic Corporation, TTE Corporation, Syntex Group Corporation, NEC Display Solutions Ltd, Akai Electric Co., Ltd, Guangdong Changhong Electronics Co., Ltd, Sichuan Changhong Electric Co., Ltd, and Chunghwa Picture Tubes Ltd.)

Tri-Vision conducted a detailed review of the existing CATV operations in 2005, assisted by outside consultants with a view to maximizing sales of our CATV products and introducing new complimentary products. As a result of this review, Tri-Vision established a new subsidiary, Think Broadband Solutions Inc. ("Think Broadband") in August 2005, focused on the distribution of a full range of premium CATV products and the provision of value–added services for the cable, wireless and telecom industries in North America. This new division is presently supplying several leading cable companies with peripheral products and is manufacturing high quality coaxial jumper cables to meet market demand. Think Broadband is also providing full test and fulfillment services for these operators including, Docsis data modems and VOIP modems on an ongoing basis.

Late in 2005, Think Broadband entered into a Distribution Agreement with Scientific Atlanta Inc. to sell and distribute its products in Canada including the complete line of Scientific-Atlanta cable head-end RF and optical transmission equipment. U.S.-based Scientific-Atlanta, Inc. is a leading supplier of digital video systems, transmission networks and digital interactive set-tops and subscriber systems. The Scientific-Atlanta agreement gives Tri-Vision the opportunity to stock equipment for immediate shipment to the Canadian cable and broadcasting industry. A Systems Integrator Agreement, signed at the same time, covers integration, installation and maintenance of all Scientific-Atlanta equipment offered by Tri-Vision.

In addition, in 2006 Think Broadband signed an agreement with Samsung Telecommunications America L.P. to market Samsung fiber optic cable and fiber optic cable accessories in Canada and entered into an agreement with Andrew Corporation to offer Andrew Subscriber Access Cable products including CATV coaxial cable and connectors for sale in Canada.

RESULTS OF OPERATIONS:

(In thousands of Cdn dollars, except per share information)

		2006	2005
Revenues		$6,791	$7,845
Gross profit		$1,924	$2,860
Gross profit %		28.33%	36,46%
EBITDA (see section on EBITDA below)		$91	$ 798
EBITDA %		1.89%	10.17 %
Net loss		($2,850)	($1,215)
Net loss %		(41.97%)	(15.49%)
Per share information			
EBITDA		$0.00	$ 0.015
Net loss for the year		($0.05)	($ 0.022)
Weighted average shares outstanding (in thousands)	- basic	56,030	54,576
	- diluted *	56,030	54,576

* In periods of net loss, including common shares reserved for issuance in the computation of the diluted per share amount would have an anti-dilutive effect. The basic weighted average number of shares outstanding was therefore used instead in the computation of the applicable diluted per share amount.

Operating Results for the year ended March 31, 2006, compared to 2005.

Revenue

Revenue for the year ended March 31, 2006, decreased by 13.4% to $6,791,000 compared to $7,845,000 reported in fiscal 2005. Royalty revenues improved 9.6% in fiscal 2006 as compared to fiscal 2005. Of the total revenues for 2006, $2,418,000 related to V-chip licensing, as compared to $2,206,000 in fiscal 2005. Management contends that licensing was being affected by the transition of television manufacturers from analog to digital production. Manufacturers are in the process of winding down analog television production and ramping up digital television (DTV) manufacturing. In this way, Tri-Vision royalties from DTV which are fixed per unit were affected. The US government has mandated that by February 2009 analog signals will no longer be available,

therefore requiring all television products to be sold there to contain a digital tuner. Accordingly, we expect the Company's licensing activities to benefit as more analog televisions are replaced with digital sets as February 2009 approaches.

We anticipate revenue from our licensing activities to show positive results in the fourth quarter of the fiscal year, the traditionally strongest season for television sales

Revenues from our traditional CATV business were down by 22.4 % in fiscal 2006 as compared to fiscal 2005. We believe the main reason for this decline to be the shift in the marketplace from analog to digital cable systems. Tri-Vision has traditionally catered to the analog based systems while the market is now shifting to more digital-based products. In anticipation of and response to this shift, we have established and positioned our Think Broadband subsidiary to meet the market demand for digital-based products. In a very short period of time, Think Broadband has made excellent progress, establishing a number of key distribution agreements, and we are confident that it will add significantly to the revenues in our CATV business going forward.

Gross profit margin

The Company's gross profit margin overall decreased to 28.33% for the year ended March 31, 2006, compared to 36.46% in 2005, due to lower overall sales, resulting in unabsorbed fixed overhead, and more competitive pricing of CATV products in the industry. The gross profit is arrived at as follows:

All dollar amounts are in Million of Dollars:

			2006	2005
	Sales	Cost of sales	Gross profit	Gross profit
CATV sales	4.4	4.0	0.4	1.6
Licensing Revenue	2.4	0.9	1.5	1.2
	6.8	4.9	1.9	2.8

The gross profit on our CATV business was substantially affected in fiscal 2006 by the lower pricing the Company had to offer on its products to meet significant price reductions of its competitors. The higher margin portion of licensing revenue was also somewhat lower than anticipated due to a slower than expected changeover of manufacturers from analog to digital production, while manufacturers pushed out all their existing analog inventory.

Selling, general and administrative expenses

Selling, general and administrative expenses were $3,496,000 for the year ended March 31, 2006, compared to $2,438,000 in 2005, representing an increase of 44%. The significant increase is attributable to: (i) the employment of two new senior executives at Think Broadband; (ii) increased legal costs related to the negotiation, drafting and signing of numerous new licensing agreements; (iii) the accrual of stock option cost; and (iv) higher technical & consulting services costs. Most of these costs are not expected to be recurring in nature.

Research and development costs

Net research and development expenses were relatively constant at $1,233,000 for the year ended March 31, 2006, as compared to $1,284,000 in 2005. During the current year the Company utilized the investment tax credits to the tune of $ 1,100,000 which were credited to the research and development cost.

Included in R&D expenses for fiscal 2006 is an amount of $439,000 (2005: $319,000) for deferred development costs of projects written-off as these projects were not expected to generate revenue in the near future.

Foreign exchange loss

The Company has adopted a policy of minimizing the risk relating to foreign exchange. This policy calls for the Company retaining 50% of all U.S. denominated receipts to fund U.S. denominated expenses and converting the remaining 50% into Canadian dollars immediately upon receipt. This helps in hedging the impact of any fluctuations in the exchange rate between the two currencies. The net effect of this policy for fiscal 2006 was a loss of $68,927.

Net loss

Net loss after taxes was $2,850,000 ($0.05 per share) for the year ended March 31, 2006, compared to a net loss of $1,215,000 ($0.02 per share) in 2005. The increased net loss is for the most part attributable to: (i) lower CATV product sales; (ii) increased material costs; (iii) higher legal expenses associated with finalizing new licensing agreements; (iv) higher employee costs due to employment of two senior personnel with Think Broadband; and (v) higher traveling expenses incurred both for licensing and CATV sales follow up. Notwithstanding our foreign exchange policy, the continued improvement in the Canadian dollar relative

to the US dollar during the fiscal year also resulted negatively on the net loss but showed an improvement over fiscal 2005. The foreign exchange loss as at March 31, 2006, was $69,000 compared to a loss of $230,000 in fiscal 2005.

Earnings before interest, income tax and depreciation & amortization (EBITDA)

Earnings before interest, income tax and non-cash depreciation and amortization costs for the year ended March 31, 2006, was $91,000 ($0.00 per share) compared to an income of $798,000 ($0.015 per share) in 2005.

EBITDA data is provided to better reflect the Company's results from operational activities as amortization expense, a non-cash item, is significant. "EBITDA" is calculated as net earnings before interest, income tax, depreciation and amortization. Since EBITDA does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP), it may not be considered in isolation or as a substitute for (i) net earnings or loss, as an indicator of the operating performance of the Company, or (ii) cash flow from operating, investing, and financing activities, as a measure of liquidity.

Net loss per financial statements		(2,849,869)
Add Back:	Interest (net)	(135,145)
	Income tax	1,253,526
	Amortization of capital assets, deferred development costs and V-Chip license	1,822,199
EBITDA as calculated		90,711

Income taxes

During fiscal 2006, the Company completed an internal reorganization that resulted in a capital gain being realized for tax purposes. The reason behind this reorganization was to utilize non-capital loss carryforwards and federal investment tax credits due to expire. As a result, a significant portion of the Company's future income tax assets is now reflected in the high tax value of intangible assets.

Further, the reorganization created $1.2 million of federal taxes payable before the application of federal investment and foreign tax credits. The application of $1.1 million of federal investment tax credits was included in the loss before income taxes and thus did not reduce the provision for income taxes in fiscal 2006.

Working capital

Working capital ratios at March 31, 2006 and 2005 were 7.2:1 and 8.0:1, respectively. Working capital has decreased in the current year compared to the previous fiscal year due to losses incurred. Management believes the net working capital and cash flow from operations are adequate for the Company's current needs.

LIQUIDITY AND CAPITAL RESOURCES:

Operating activities:

The Company had a net unrestricted cash balance and interest bearing deposits of $3,834,000 as at March 31, 2006, compared to $5,218,000 as at March 31, 2005. Cash used in operating activities for the year ended March 31, 2006, was $441,000 compared to cash generation of $862,000 in 2005.

Investing activities:

An amount of $650,000 was generated by cashing interest bearing deposits, whereas $276,000 was used to purchase restricted term deposits and $168,000 to acquire capital assets in the year ended March 31, 2006. While in fiscal 2005 $4,000,000 was used to purchase interest bearing deposits, $1,069,000 to purchase restricted term deposits and $102,000 used to acquire capital assets.

The Company generated a total of $206,000 from investing activities in the 2006 fiscal year as compared to a use of cash of $5,170,000 in fiscal 2005.

Financing activities:

During fiscal 2006, $376,000 was used for repayment of the mortgage at the Company's office and warehouse property located at 41 Pullman Court, Toronto, Ontario ($121,000 in fiscal 2005), and $85,000 was used for repayment of Government grant ($102,000 in 2005). There were no common shares issued or options exercised during fiscal 2006 as compared to $573,000 in cash generated in 2005 from the exercise of stock options. The total net cash used in financing activities in fiscal 2006 was $461,000 compared to net cash generation of $349,000 in fiscal 2005.

Management believes that the Company's cash resources will be sufficient to fund its normal working capital requirements for at least the next 12 months. However, additional funding may be required to support special projects and initiatives which the Company may decide to pursue during the 2007 fiscal year.

The Company has borrowing facilities of $2,000,000 from a Canadian chartered bank. These facilities were not utilized during the 2006 fiscal year. Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, security over cash and deposits of the Company and its subsidiaries, and indemnity agreements with respect to issuance of standby letters of credit. The Company does not plan any significant capital expenditure during the coming fiscal year and there are no long-term capital requirements at present.

CRITICAL ACCOUNTING ESTIMATES:

Our financial statements are prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis. Our critical accounting estimates include revenue recognition, the recording of research and development costs, inventories, V-chip license and patents, stock based compensation plan, and provision for legal costs, future income taxes and litigation.

Revenue recognition:

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis for the period is recognized upon receipt of notification of royalty earned from licensees, based on contractual entitlements and when receipt is reasonably assured. Where royalty information from licensees for the period is not available at the time of the period's closing, revenue is estimated only if past revenue and other reliable information are available, and adjusted in the period when notification from the licensee is received.

Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment is received and the fixed period of time has commenced.

Research and development costs:

Development costs relating to specific projects that in the Company's view have met generally accepted criteria, including reasonable assurance regarding future benefits, are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over seventeen years for costs related to V-chip technology development, and a range of three to six years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; and
(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

Inventories:

Accounting estimates are used to establish provisions against the full cost of finished goods inventories, raw materials, parts and supplies. The provisions are evaluated by individual products based on two criteria:

1. Identifying slow moving items based on ageing and anticipated sales; and
2. Identifying specific inventory items which have become obsolete and require provision.

V-chip license & patents:

The Company reviews the carrying amount of the V-chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. When the net carrying amount of the V-chip license and patents exceed the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount. No adjustment was required in the current year.

Stock-based compensation plan:

The Company has a stock-based compensation plan, which is described in Note 9 to the audited consolidated financial statements. Effective April 1, 2002, stock-based compensation awarded to non-employees is recognized as an expense using the fair value method. The stock-based compensation awarded to employees and directors require a pro-forma disclosure as if such awards were exercised using the fair value method.

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereas stock options awarded to employees and directors from April 1, 2003, are recognized as an expense using the fair value method. These and other disclosures are outlined in Note 9 to the audited consolidated financial statements. Any consideration paid on the exercise of stock options is credited to capital stock.

Legal claims filed by Tri-Vision:

a) The Company filed a claim of infringement against Jutan International Limited, a Toronto-based TV manufacturer, on July 5, 2004. The Company claimed both injunctive and monetary relief. Default judgment has been obtained against the defendant, so liability issues are not in dispute. We are now attempting to ascertain the exact number of infringing units. Management has not set up any possible revenue in the current financial statements as the claim had not been quantified as at March 31, 2006.

b) The Company filed a claim of infringement against Brick Warehouse Corporation on April 25, 2005. Management has claimed both injunctive and monetary relief. Brick has indicated that they would prefer to settle this litigation and have not as yet served a statement of defense. It is difficult to anticipate the level of damages at this time as it is not apparent how many infringing units were sold by the Brick. It is the opinion of Company's legal counsel that it is difficult to evaluate or estimate the amount of damages that Tri-Vision may be able to recover from this litigation, therefore, Management has not set up any possible revenue in the current financial statements as at March 31, 2006

RISK AND UNCERTAINTIES:

The Company's future prospects are substantially dependent upon the successful exploitation of the V-chip technology. This in turn is subject to risks involving intellectual property protection, competition, market acceptance and government support.

The markets for the Company's products are characterized by rapidly changing technology, evolving industry standards and frequent new competitive product introductions. To keep pace with advancements in technology, the Company focuses on research and development to maintain product superiority and to introduce state-of-the-art products that are competitively priced.

The Company invests in R&D projects on a continuous basis. It is possible that the projects that get developed successfully may not come to fruition and generate future sales for the Company as anticipated.

The Company has significant dependence on a few large customers and key distributors for its conventional CATV products. This is largely due to the fact that, both in Canada and the US, the cable television industry is heavily concentrated. The Company is also dependent on third party manufacturers for the bulk of its CATV products.

The Company carries on a significant portion of its business outside of Canada. Therefore the Company is exposed to the risk of currency fluctuations, which may impact its earnings and cash flows. The risk of decreased revenues and earnings for the Company resulting from a decrease in the value of the U.S. dollar relative to the Canadian dollar is mitigated to some extent by the fact that a significant portion of the Company's costs are denominated in U.S. dollars.

OFF-BALANCE SHEET ARRANGEMENTS:

The Company is not a party to any material off-balance sheet arrangements.
The Company has provided a standby letter of credit for the total potential obligation exposure of US$1,958,000 collateralized by the same amount of restricted term deposits. The amount increased to US$2,274,000 subsequent to the receipt of the last payment on May 31, 2006. The contingent obligation is disclosed in Note 17 to the audited consolidated financial statements.

The Company has an outstanding non-cancellable purchase order in the amount of US$237,000 issued to a vendor for purchase of certain material which is in abeyance awaiting finalization of the sales order.

CONTRACTUAL OBLIGATION:

The Company has no contractual obligation except for the arrangements with a licensee to pay for a portion of legal expenses incurred by the licensee in defending Patent Infringement claims relating to the licensed technology. Further details are disclosed in Note 17 to the audited consolidated financial statements.

RELATED PARTY TRANSACTIONS:

1. During fiscal 2006, legal fees of $nil (2005: $16,000) were paid to a law firm, one of the partners of which is a director of the Company.
2. During fiscal 1999, $140,000 was advanced to a director of the Company of which $2,000 (2005: $2,000) is still outstanding and is included in Accounts Receivable. The advances are unsecured, non-interest bearing and due on demand.
3. During fiscal 2006, the Company paid one of its directors $90,000 (2005: $73,000) for technical consulting services.

DISCLOSURE CONTROLS:

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company's disclosure controls and procedures, including adherence to the Disclosure Policy adopted by the Company. They are assisted in this responsibility by the director of Corporate Communications who serves as the Company's Investor Relations Officer. All three executives sit on the Company's Disclosure Policy Committee ("DPC"). The Disclosure Policy requires all staff to keep the DPC fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public release. Access to such material information by the DPC is facilitated by the small size of the Company's senior management team and the location of all staff in one corporate office.

The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures as of March 31, 2006, have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its subsidiaries would have been known to them.

OUTLOOK:

The Company's future prospects are substantially dependent on its successes in implementing its licensing campaign for its V-chip technology. The 2006 fiscal year marked a transition for Tri-Vision as it firmed up its V-chip licensing in Canada, virtually all digital TV sets are now being sold under Tri-Vision's license. In the United States, approximately one-third of digital televisions are currently sold under Tri-Vision license and Management is diligently working towards significantly increasing its market penetration.

Tri-Vision continues to commercialize its patent rights for its V-chip by selling these rights to TV/HDTV manufacturers that import or produce products to the US on a royalty-per-unit-shipped basis. First royalty revenue injections from this new licensing to Tri-Vision will be seen in coming quarters. It is important to note that any companies yet to license with Tri-Vision will be required to pay royalties retroactively to March 15, 2006, on units shipped in/to the US in order to be awarded a license.

The Government of the United States made the decision to provide parents in America the flexibility they deserve in dealing with the digital world and, as of March 15, 2006, the Federal Communications Commission (FCC) mandated that all digital receiver products sold must include "open" V-chip technology – "open" so they may accommodate changes in the rating systems in the future. For next year, FCC has set a deadline of March 1, 2007, for which not only new digital TV receivers but all other digital receiving devices (e.g. VCRs, set-top boxes, digital video recorders, etc.) will require the "open" V-chip software. Furthermore, by February 2009 analog signals will no longer be available and the transition to all digital broadcasting will be complete.

In May 2006, the Company successfully registered a new patent No. 2,342,045 to continue its leadership position in digital V-chip technology. This forward-looking technology is designed for use with ratings from several countries (also known as "Quick V-chip" which has been trademarked). This technology can be used in Europe where televisions in one country may receive signals from several nearby countries in a variety of languages and also can be used in Internet protocol television (IPTV) where television signals from any country are possible thru Internet multi-media devices that allow television, DVD and video games each with ratings possibilities. The patent which has been issued in Canada has been filed in United States and in Europe. The patent is valid until 2021.

Management believes that its Think Broadband subsidiary, which was launched in November 2005, will be able to capitalize on the Company established relationships in the CATV industry and provide Canada's broadband industry with in-house equipment, logistical support, niche product design and development, in-house and offshore manufacturing capabilities, and cable equipment repair and refurbishment. In a short period of time, Think Broadband has been able to successfully conclude several new key sales, marketing and distribution agreements (Andrews Corporation, Samsung Telecommunications America L.P, Scientific-Atlanta Inc. and PCT North America LLC of the United States).

QUARTERLY RESULTS OF OPERATION

The following table sets forth certain unaudited information for each of the eight most recent quarters ended March 31, 2006. The information has been derived from the Company's unaudited consolidated financial statements that, in Management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this Annual Report and includes all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

For the Fiscal Year Ended March 31, 2006 (Unaudited)

(In thousands of Cdn dollars, except per share data)	June 30 $	September 30 $	December 31 $	March 31 $
Total Revenue	2,078	2,088	1,235	1,390
Net income (loss)	(96)	14	(615)	(2,153)
Income (loss) per share:				
Basic	(0.002)	0.000	(0.011)	(0.038)
Diluted*	(0.002)	0.000	(0.011)	(0.038)
Weighted average number of shares outstanding (000's)				
Basic	56,030	56,030	56,030	56,030
Diluted*	56,030	56,030	56,030	56,030

For the Fiscal Year Ended March 31, 2005 (Unaudited)

(In thousands of Cdn dollars except per share data)	June 30 $	September 30 $	December 31 $	March 31 $
Total Revenue	2,372	2,363	1,393	1,717
Net income (loss)	295	125	(654)	(981)
Income (loss) per share:				
Basic	0.005	0.002	(0.012)	(0.018)
Diluted*	0.005	0.002	(0.012)	(0.018)
Weighted average number of shares outstanding (000's)				
Basic	53,830	53,830	54,100	54,576
Diluted*	54,912	55,351	55,640	55,652

* In periods of net loss, including common shares reserved for issuance in the computation of the diluted per share amount would have an anti-dilutive effect. The basic weighted average number of shares outstanding was therefore used instead in the computation of the applicable diluted per share amount.

SELECTED ANNUAL FINANCIAL INFORMATION:

Year End Results
Year Ended March 31

	2006	2005	2004
In thousands of Cdn dollars:	$	$	$
Total revenues	6,791	7,845	11,271
Total assets	21,120	24,231	25,459
Total long-term financial liabilities	787	1,215	1,486
Net (loss)/ income	(2,850)	(1,215)	1,183
Net (loss)/ income per share-basic	(0.05)	(0.02)	0.02
Net (loss)/ income per share-diluted	(0.05)	(0.02)	0.02

DISCLOSURE OF OUTSTANDING SHARE DATA:

Designation of Securities	Number or Principal Amount Outstanding	If Convertible, Exercisable or Exchangeable for Common shares, Maximum number of Common shares issuable
Common Shares	56,030,313	N/A
Stock Options	1,068,065	1,068,065
Total (maximum number of common shares – fully diluted)		57,098,378

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated statements and related financial information throughout this annual report have been prepared by the management, which is responsible for their integrity, objectivity and reliability. Canadian generally accepted accounting principles have been applied and management has exercised its judgement and made best estimates where deemed appropriate.

Management of the Company has established and maintains a system of internal controls, consistent with reasonable costs, to provide reasonable assurances that all assets are safeguarded from unauthorized use or disposition, and to facilitate the preparation of relevant, reliable and timely financial information.

The Company's Board of Directors, acting through the Audit Committee, which comprises a majority of Directors who are not officers or employees of the Company, overseas management's responsibility for the financial reporting and internal control system.

Ernst & Young LLP, the auditors appointed by the shareholders, have examined the consolidated financial statements. Their Auditors' Report to the shareholders, which appears in this annual report, expresses an independent professional opinion of the fairness of presentation of the Company's consolidated financial statements in accordance with Canadian generally accepted accounting principles. The Auditors review the Company's financial and accounting controls and conduct such test and procedures as they deem necessary under Canadian generally accepted auditing standards. They had full and free access to, and met with, the Audit Committee of the Board of Directors.

Najmul H. Siddiqui	Khalid Usman, CA
President and Chief Executive Officer	Director and Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of
Tri-Vision International Ltd./Ltée:

We have audited the consolidated balance sheets of Tri-Vision International Ltd./Ltée as at March 31, 2006 and 2005 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Toronto, Canada,
June 14, 2006.

Ernst & Young LLP
CHARTERED ACCOUNTANTS

CONSOLIDATED BALANCE SHEET

AS AT MARCH 31

ASSETS	NOTES	2006 $	2005 $
CURRENT			
Cash and cash equivalents		483,900	1,218,147
Interest bearing deposits		3,350,000	4,000,000
Accounts receivable	14, 19	1,950,541	2,037,634
Inventories	4	951,250	1,069,520
Prepaid expenses		112,377	99,821
Income taxes recoverable		61,918	217,309
		6,909,986	8,642,431
Restricted term deposits	3	2,296,983	2,021,086
Deferred development costs	5	1,235,807	2,018,604
Capital assets, net	6	2,308,249	2,250,151
V-Chip license and patents, net	7	8,369,337	9,298,991
		21,120,362	24,231,263

LIABILITIES AND SHAREHOLDERS' EQUITY

	NOTES	2006	2005
CURRENT			
Accounts payable and accrued liabilities		669,339	591,630
Customers' deposits		40,523	201,708
Government grants payable - current portion	12	120,000	162,600
Mortgage payable - current portion	13	134,580	124,722
		964,442	1,080,660
Government grants payable	12	187,688	230,511
Mortgage payable	13	599,244	984,818
		786,932	1,215,329
Contingencies and commitments	17		
SHAREHOLDERS' EQUITY			
Capital stock	9	34,459,736	34,459,736
Contributed surplus	9	538,043	254,460
Deficit		(15,628,791)	(12,778,922)
		19,368,988	21,935,274
		21,120,362	24,231,263

See notes to the consolidated financial statements

APPROVED ON BEHALF OF THE BOARD:

N.H. _________________ Director

_________________ Director

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE YEARS ENDED MARCH 31

	NOTES	2006 $	2005 $
Revenue	10	6,791,094	7,845,214
Cost of sales	6, 7, 17	4,867,001	4,985,786
Gross profit		1,924,093	2,859,428
Selling, general and administrative expense	6, 9,14	3,495,759	2,438,002
Research and development expense	6, 11	90,895	1,283,740
		3,586,654	3,721,742
Loss before interest, foreign exchange loss and income taxes		(1,662,561)	(862,314)
Interest income		188,589	160,292
Interest expense	13	(53,444)	(59,707)
Foreign exchange loss		(68,927)	(229,837)
Loss before income taxes		(1,596,343)	(991,566)
Provision for income taxes	15	1,253,526	223,766
Net loss for the year		(2,849,869)	(1,215,332)
Deficit, beginning of year		(12,778,922)	(11,563,590)
Deficit, end of year		(15,628,791)	(12,778,922)
Net loss per share - basic	18	(0.05)	(0.02)
Net loss per share - diluted	18	(0.05)	(0.02)

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31

	NOTES	2006 $	2005 $
OPERATING ACTIVITIES:			
Net loss for the year		(2,849,869)	(1,215,332)
Add charges (credits) to operations not involving cash			
Compensation expense for options granted to service providers		283,583	109,260
Amortization of capital assets		109,748	99,981
Amortization of deferred development costs		782,797	860,564
Amortization of V-Chip license and patents		929,654	929,654
Foreign exchange losses/(gains) on cash, cash equivalents and term deposits		37,968	(42,701)
		(706,119)	741,426
Changes in non-cash working capital balances related to operations			
Accounts receivable		87,093	539,916
Inventories		118,270	210,334
Prepaid expenses		(12,556)	(7,473)
Accounts payable and accrued liabilities		77,709	(404,110)
Income taxes (recoverable) payable		155,391	(151,859)
Customers' deposits		(161,185)	(66,709)
Cash (used in) provided by operating activities	16	(441,397)	861,525
INVESTING ACTIVITIES			
Interest bearing deposits		650,000	(4,000,000)
Restricted term deposits		(275,897)	(1,068,589)
Additions to capital assets		(167,846)	(101,695)
Cash provided by (used in) investing activities		206,257	(5,170,284)
FINANCING ACTIVITIES			
Repayment of mortgage payable		(375,716)	(121,380)
Common shares issued for cash and exercise of options	9	—	572,750
Government grants repaid		(85,423)	(101,889)
Cash (used in) provided by financing activities		(461,139)	349,481
Foreign exchange (losses)/gains on cash, cash equivalents and term deposits		(37,968)	42,701
Net decrease in cash and cash equivalents during the year		(734,247)	(3,916,577)
Cash and cash equivalents, beginning of year		1,218,147	5,134,724
Cash and cash equivalents, end of year		483,900	1,218,147

See notes to the consolidated financial statements

1. NATURE OF BUSINESS

Tri-Vision International Ltd./Ltée (the "Company") designs, develops, manufactures, and supplies electronic products for customers in the cable television ("CATV"), multimedia, and consumer electronics industries. The Company is also involved in offering V-Chip license to TV manufacturers who ship television sets equipped with the V-Chip technology to Canada and the United States of America. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expense and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of allowance for doubtful accounts, provision for excess and obsolete inventory, recoverability of deferred development costs and the V-Chip license and patent, and revenue estimates for royalties earned on a per-unit basis. Actual results could differ from those estimates.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company together with its wholly-owned subsidiaries, Tri-Vision Electronics Inc., Tri-Vision Electronics 2006 Inc. and Think Broadband Solutions Inc. (formerly Tri-Vision Technologies International Inc.). All significant intercompany balances and transactions have been eliminated.

(c) Revenue recognition

Product sales revenue is recognized when the product is shipped to the customer or when title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis for the period is recognized upon receipt of notification of royalty earned from licensees, based on contractual entitlements and when receipt is reasonably assured. Where royalty information from licensees for the period is not available at the time of the period's closing, revenue is estimated only if past revenue and other reliable information are available, and adjusted in the period when notification from the licensee is received.

Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment is received and the fixed period of time has commenced.

(d) Cash and cash equivalents and interest bearing deposits

Cash equivalents and interest bearing deposits consist of highly liquid investments. Cash equivalents have original maturities of less than 90 days at the time of purchase and are valued at cost, which approximates market value. Interest bearing deposits and term deposits are temporary investments with original maturities greater than 90 days, and are valued at cost, which approximates market value.

(e) Inventories

Inventories consist of raw materials, parts and supplies and finished goods. Raw materials, parts and supplies are valued at their replacement cost. Finished goods are valued at the lower of cost, determined on an average cost basis, and net realizable value.

(f) Capital assets

Capital assets are stated at cost. Amortization is provided at rates which are designed to allocate the cost of the assets over their estimated useful lives as follows:

Building	- 4%	Declining-balance basis
Moulds	- 20%	Straight-line basis
Tools and dies	- 100%	Straight-line basis
Equipment	- 20%	Declining-balance basis
Furniture and fixtures	- 20%	Declining-balance basis
Systems and software	- 50%	Straight-line basis

(g) Research and development costs

Development costs relating to specific projects that in the Company's view have met generally accepted criteria including reasonable assurance regarding future benefits are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over a range of 17 years for costs related to V-Chip technology development, and 3 to 6 years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; or
(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

(h) V-Chip license and patents

V-Chip license and patents are recorded at cost less accumulated amortization. Amortization commenced with commercial production of the V-Chip products in 1999 and is calculated over 17 years on a straight-line basis. The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable when its carrying amount exceeds the undiscounted future net cash flows. When the net carrying amount of the V-Chip license and patents exceeds the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount.

(i) Income taxes

The Company follows the liability method of tax allocation, under which future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the years in which the future income tax assets and liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities or assets is recognized in income in the period that the change occurs. A valuation allowance is provided to the extent that it is more likely than not that future income tax asset will not be realized.

(j) Investment tax credits

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for investment tax credits using the cost reduction method.

(k) Stock-based compensation plan

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereby stock options awarded to employees and directors from April 1, 2003 is recognized as an expense using the fair value method. Stock options awarded to non-employees effective April 1, 2002 are also recognized as an expense using the fair-value method. These and other disclosures are outlined in note 9. Any consideration paid on the exercise of stock options together with the associated portion of contributed surplus is credited to capital stock.

(l) Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction dates. Revenue and expenses are translated at the average rates prevailing during the year. The resulting gains and losses are included in the determination of net loss for the year.

(m) Government assistance

Government grants received by the Company are recorded when the funds have been received by the Company. Grants which are non-repayable are recorded using the cost reduction method. Grants which are repayable are recorded as liabilities.

(n) Net loss per common share

Basic loss per common share is calculated by dividing the net loss by the weighted average number of the Company's common shares outstanding during the period.

Diluted loss per common share is calculated by dividing the applicable net loss by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

3. RESTRICTED CASH EQUIVALENTS AND RESTRICTED TERM DEPOSITS

Restricted cash equivalents and restricted term deposits are assigned as cash security against an outstanding letter of credit (note 8), which expires in December 2006. Restricted term deposits of $2,296,983 at March 31, 2006 (2005 - $2,021,086) mature at various dates ranging from May 8, 2006 to June 12, 2006. Although the restricted funds mature and the letter of credit expires within one year after March 31, 2006, the Company is required to either renew the letter of credit with similar security or set aside cash in a restricted reserve fund as part of a licensing arrangement (note 17). At March 31, 2006 and 2005, current liabilities include no amounts relating to such costs which may be paid using the restricted funds held by the Company. Accordingly, none of the restricted funds have been classified as current assets. The balance of restricted funds required to be held as collateral for the letter of credit of $2,296,983 (2005 - $2,021,086) is classified as non-current.

4. INVENTORIES

Inventories consist of the following:

	2006 $	2005 $
Raw materials (converters and equipment)	173,285	228,546
Raw materials (parts and supplies)	488,548	425,151
Finished goods (converters and transmitters)	140,074	213,857
Finished goods (cable equipment)	149,343	201,966
	951,250	1,069,520

5. DEFERRED DEVELOPMENT COSTS

Deferred development costs consist of the following:

	2006 $	2005 $
Balance, beginning of year	2,018,604	2,879,168
Less amortization for the year	(782,797)	(860,564)
Balance, end of year	1,235,807	2,018,604

The Company is continually assessing the viability of its projects under development. Included in amortization for fiscal 2006 is an amount of $438,709 (2005 - $318,797) for project costs written off as the projects are no longer being pursued.

The Company incurs research and development costs in order to develop new products for enhancing its sales. Presently there is one ongoing project under development and this and other projects that have been successfully completed are being amortized based on the accounting policies of the Company.

The ongoing and completed projects are as follows:

	2006 $	2005 $
Ongoing project:		
Electronic power meter	—	134,729
Completed projects:		
V-Chip licensing	2,935,885	2,935,885
V-Chip development	785,834	785,834
R.F. technology	724,056	724,056
Idleaire project	491,203	491,203
Other	2,304,678	2,169,949
	7,241,656	7,106,927
Total costs capitalized	7,241,656	7,241,656
Less accumulated amortization	(6,005,849)	(5,223,052)
	1,235,807	2,018,604

6. CAPITAL ASSETS (notes 8, 13 and 14)

Capital assets consist of the following:

	Cost $	Accumulated amortization $	Net book value 2006 $	Cost $	Accumulated amortization $	Net book value 2005 $
Land	939,000	—	939,000	939,000	—	939,000
Building	1,091,017	96,914	994,103	1,091,017	55,493	1,035,524
Equipment	792,205	427,032	365,173	624,898	361,119	263,779
Furniture and fixtures	55,965	45,992	9,973	55,425	43,577	11,848
	2,878,187	569,938	2,308,249	2,710,340	460,189	2,250,151

The amortization of capital assets for fiscal 2006 is $109,748 (2005 - $99,981) of which $51,536 (2005 - $63,635) is included in cost of sales, $36,171 (2005 – $17,065) in selling, general and administrative expense and $22,041 (2005 - $18,741) in research and development expense on the consolidated statements of loss and deficit.

7. V-CHIP LICENSE AND PATENTS

V-Chip license and patents consist of the following:

	Cost	Accumulated amortization	Net book value 2006	Cost	Accumulated amortization	Net book value 2005
	$	$	$	$	$	$
V-Chip license	15,290,000	6,941,200	8,348,800	15,290,000	6,013,600	9,276,400
Patents	34,915	14,378	20,537	34,915	12,324	22,591
	15,324,915	6,955,578	8,369,337	15,324,915	6,025,924	9,298,991

The amortization of the V-Chip license and patents of $929,654 (2005 - $929,654) is included in cost of sales on the consolidated statements of loss and deficit.

8. BANK FACILITIES

At March 31, 2006, the Company had available a bank overdraft facility of $2,000,000 (2005 - $2,000,000) of which up to U.S. $300,000 (2005 - U.S. $300,000) is available by way of U.S. dollar direct advances. Bank indebtedness at year end is nil (2005 - nil). Amounts advanced under the overdraft facility are payable on demand and bear interest at the bank's Canadian prime rate of 5.50% plus 0.5% per annum as at March 31, 2006 (2005 - 4.25% plus 0.5% per annum). Amounts advanced in U.S. dollars under the overdraft facility are also payable on demand and bear interest at the bank's U.S. base rate of 7.75% as at March 31, 2006 (2005 - 5.50%) plus 0.5% per annum. Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, and security over cash and deposits of the Company and its subsidiaries, and the indemnity agreements with respect to issuance of standby letters of credit.

At March 31, 2006, the Company also had available a separate cash secured letter of credit facility of $2,500,000 (2005 - $2,500,000) in connection with the licensing arrangement described in note 17. At March 31, 2006, letters of credit amounting to U.S. $1,958,426 (2005 - U.S. $1,668,033) were issued under this credit facility.

9. CAPITAL STOCK

(i) The Company is authorized to issue unlimited shares without nominal or par value divided into common shares and preferred shares.

(ii) Common shares issued and outstanding:

	$	No. of shares
Stated capital		
Common shares:		
Balance as at March 31, 2004	53,830,313	33,886,986
Exercise of options (b) (c)	2,200,000	572,750
Balance as at March 31, 2005 and 2006	56,030,313	34,459,736

(iii) **Contributed surplus**

	2006	2005
	$	$
Balance as at March 31, 2005	254,460	145,200
Additions during the year - options (b) (c) and (d)	283,583	109,260
Balance as at March 31, 2006	538,043	254,460

Stock options:

On September 25, 1998, the Board of Directors adopted a Stock Option Plan (the "Plan"), as amended on September 18, 2003. The Plan provides for options to be granted to the benefit of employees, directors, officers and service providers of the Company.

The maximum number of common shares that may be issued under the Plan is limited to 7,055,700. The aggregate number of common shares reserved for issuance pursuant to options granted under the Plan and options granted under any other share compensation arrangement to any one participant shall not exceed 5% of the issued and outstanding common shares.

Options shall be granted for a term not exceeding 10 years, while the vesting period may fluctuate between options granted. The exercise price per stock option is based on the closing sale price of the shares of the Company on the Toronto Stock Exchange on the trading day immediately preceding the date the option is granted. If the shares of the Company were not traded on the trading day immediately preceding the date the option is granted, the exercise price is based on the weighted average trading price during the five trading days preceding the date the option is granted.

The outstanding stock options have expiry dates ranging from August 10, 2006 to February 15, 2008, with exercise prices ranging from $1.04 to $2.00. All options were vested when they were granted unless indicated otherwise.

The following is the continuity of common share stock options for which shares have been reserved:

	Options	Weighted average exercise price $
Balance, March 31, 2004	2,750,000	0.49
Granted (d)	300,000	2.00
Expired (d)	(181,935)	1.04
Exercised (a)	(2,200,000)	0.26
Balance, March 31, 2005	668,065	1.79
Granted (a) (c) (e)	650,000	1.75
Expired (b) (c)	(250,000)	1.90
Balance, March 31, 2006	1,068,065	1.80

The following table summarizes information about the common share stock options outstanding at March 31, 2006:

Exercise price $	Options outstanding	Weighted average remaining contractual life (in years)	Options exercisable
1.04	118,065	0.47	100,000
1.60	400,000	1.88	200,000
2.00	150,000	0.36	150,000
2.00	100,000	1.87	50,000
2.00	300,000	0.47	225,000
1.04 to 2.00	1,068,065	1.11	725,000

The weighted average exercise price of options exercisable at March 31, 2006 is $1.76.

The following table summarizes information about the common share stock options granted during the year ended March 31, 2006:

Exercise price	Options	Weighted average exercise price $	Weighted average fair value $
Exceeds market price at grant date	250,000	2.00	0.36
At market price on grant date	400,000	1.60	0.54
	650,000	1.75	0.47

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2006	2005
Risk free interest rate	3.96%	2.45% to 2.55%
Expected dividend yield	0%	0%
Expected volatility	50.1% to 55.9%	69.4% to 75.3%
Expected time until exercise, in years	0.36 to 1.88	0.5 to 1.5

Compensation expense for stock options granted to directors (a), employees (c), and service providers (d) and (e) during the year amounted to $283,583 (2005 - $109,260), and have been included in selling, general and administrative expense and credited to contributed surplus based on their fair values at their grant dates.

(a) **Stock options to directors:**

On December 21, 2001, the Company granted stock options to certain directors to purchase up to 1,950,000 common shares at a price of $0.245 per share. All of these options have been exercised in the fiscal year ended March 31, 2005.

On November 13, 2002, the Company granted stock options to a director to purchase up to 250,000 common shares at an exercise price of $0.38 per share. All of these options have been exercised in the fiscal year ended March 31, 2005.

On February 15, 2006, the Company granted stock options to certain directors to purchase up to 400,000 common shares at an exercise price of $1.60 per share with the expiry date of February 15, 2008. These options shall vest as to one half immediately and as to the remaining one half on the date that is 12 months from the date of grant. None of these options were exercised until March 31, 2006.

In fiscal 2006, compensation expense for the above options amounted to $114,833 (2005 – nil).

(b) **Stock options to Century Communications:**

On September 18, 2003, the Company granted Century Communications options to acquire 100,000 common shares at an exercise price of $2.00 and another option to acquire 50,000 common shares at an exercise price of $1.50 per share, with all options expiring on September 18, 2005. The first grant of 100,000 options vested 50% on the date of grant and the remaining 50% on the date one year after the date of grant. The second grant of 50,000 options vested on the date of grant. These options expired unexercised during fiscal 2006.

(c) **Stock options to employees:**

On September 18, 2003, the Company granted executive options to acquire 100,000 common shares at an exercise price of $2.00 per share, with all options expiring on September 18, 2005. These options vested 50% on the date of grant and the remaining 50% one year after the date of grant. These options expired unexercised during fiscal 2006.

On February 10, 2006, the Company granted executive options to acquire 100,000 common shares at an exercise price of $2.00 per share, with all options expiring on February 10, 2008. These options shall vest as to one half immediately and one half on February 11, 2007. None of these options were exercised until March 31, 2006.

In fiscal 2006, compensation expense for the above options amounted to $34,125 (2005 – $5,250).

(d) Stock options to consultants:

On October 2, 2003, the Company granted a consultant options to acquire 300,000 common shares at an exercise price of $1.04 per share, expiring on September 19, 2006. The options shall vest as to 50,000 optioned shares for each U.S. $1,000,000 sales revenue received in cash by the Company during the option term. 100,000 of the options were vested as at March 31, 2006 and, based on the agreement, 181,935 of such options have expired as at September 15, 2004. None of these options were exercised until March 31, 2006.

On September 15, 2004, the Company granted Accumen Capital Finance Partners Limited, a consultant, options to acquire 300,000 common shares at an exercise price of $2.00 per share, expiring on September 15, 2006. The options shall vest as to 1/8th on completion of each quarter from the date of the grant. 225,000 of these options were vested by March 31, 2006. None of these options were exercised until March 31, 2006.

In fiscal 2006, compensation expense for the above options amounted to $91,125 (2005 – $104,010).

(e) **Stock options to Cavalcanti Hume Funfer Inc.:**

On February 10, 2006, the Company granted Cavalcanti Hume Funfer Inc. options to acquire 150,000 common shares at an exercise price of $2.00 per share. These options shall vest immediately and have an expiry date of August 10, 2006. None of these options were exercised until March 31, 2006.

In fiscal 2006, compensation expense for the above options amounted to $43,500 (2005 – nil).

10. SEGMENTED INFORMATION

The Company designs, develops, manufactures, and supplies electronic products for customers in the CATV, multimedia and consumer electronics industries, which, in aggregate, form the cable television business. It is also involved in offering V-Chip license to TV manufacturers who are shipping television sets which include V-Chip technology to Canada and the United States of America. The Company manages its operations under one segment, which provides products to the cable television business. Operating expenses are managed at the total Company level by major type of expense category and as such are not allocated to the major revenue generating products. This represents the manner in which the Company is organized and managed for assessing performance and making resource allocation decisions.

The following table shows certain information with respect to product line revenues:

	2006 $	2005 $
V-Chip licensing and decoder	2,525,719	2,305,430
Converters and transmitters	757,159	458,695
Idleaire equipment	—	1,320,158
Cable equipment	3,306,411	3,508,634
Other	201,805	252,297
	6,791,094	7,845,214

A summary of revenue segmented by the customers' country or region of residence is as follows:

	2006 $	2005 $
Canada	2,519,529	1,539,243
United States	2,389,210	3,123,047
Japan	800,974	1,594,864
South Korea and Taiwan	413,699	36,574
West Indies	46,425	667,988
Middle East	113,334	—
Thailand	—	455,146
Others	507,923	428,352
	6,791,094	7,845,214

Assets are maintained only in Canada, and all expenses are incurred out of the Company's headquarters in Canada. In fiscal 2006, there were three (2005 - two) customers from each of whom the Company derived more than 10% of its total revenue. Revenue from these customers in fiscal 2006 totaled approximately $900,000, $800,000 and $700,000 (2005 - $1,600,000 and $1,300,000), respectively.

11. RESEARCH AND DEVELOPMENT EXPENSE

Research and development expense consists of the following:

	2006	2005
	$	$
Research and development costs incurred during the year	450,642	423,176
Investment tax credit utilized	(1,142,544)	—
Amortization of deferred development costs (note 5)	782,797	860,564
Net research and development expense	90,985	1,283,740

12. GOVERNMENT ASSISTANCE

The Company received government grants in previous years, repayments of which commenced in fiscal 2005 at a specified percentage of revenue. The principal repayments for the next fiscal year are based on estimated projected sales for fiscal 2007, which have been estimated as $120,000 and have been reflected on the consolidated balance sheets as current liabilities. The grants are unsecured and interest free (unless required repayments have become overdue, in which case interest is charged at an annual rate of 12.68%).

13. MORTGAGE PAYABLE

Mortgage payable consists of the following:

	2006	2005
	$	$
Mortgage payable on land and building (note 6), bearing variable interest at CIBC prime rate less 0.5%, due December 12, 2008, with repayments of $15,000 monthly including principal and interest	733,824	1,109,540
Less: current portion	(134,580)	(124,722)
	599,244	984,818

The aggregate amount of principal repayments required in each of the next five fiscal years is as follows:

	$
2007	134,580
2008	143,950
2009	153,974
2010	164,694
2011	136,626
	733,824

Mortgage interest expense recorded in the consolidated statements of loss and deficit is $53,444 (2005 - $59,707).

14. RELATED PARTY TRANSACTIONS

(a) During fiscal 2006, legal fees of nil (2005 - $15,900) reflected in selling, general and administrative expense were paid to a law firm, one of the partners of which is a director of the Company. These amounts are recorded at the exchange amount which is the amount agreed between the parties.

(b) During fiscal 1999, $140,000 was advanced to a director of the Company, of which $2,199 (2005 - $2,199) is outstanding and is included in accounts receivable. The advance is unsecured, non-interest bearing and due on demand.

(c) During fiscal 2006, the Company paid one of its directors $90,000 (2005 - $72,500) for technical consulting services. These amounts are included in selling, general and administrative expense and recorded at the exchange amount which is the amount agreed between the parties.

15. INCOME TAXES

The provision for income taxes differs from that which would be obtained by applying the statutory tax rate as a result of the following:

	2006 $	2005 $
Loss before income taxes	(1,596,343)	(991,566)
Statutory tax rate	36.12%	36.12%
Income tax recovery at statutory tax rate	(576,599)	(358,154)
Adjustments thereon for the effect of:		
Permanent differences	132,356	44,427
Unutilized foreign tax credits	—	223,180
Change in valuation allowance	2,017,921	314,313
Other	(320,152)	—
Provision for income taxes	1,253,526	223,766

During fiscal 2006, the Company completed an internal reorganization that resulted in a capital gain being realized for tax purposes. The reason for this reorganization was to utilize non-capital loss carryforwards and federal investment tax credits due to expire. As a result, a significant portion of the Company's future income tax assets is now reflected in the high tax value of intangible assets.

Further, the reorganization created $1.2 million of federal taxes payable before the application of federal investment and foreign tax credits. The application of $1.1 million of federal investment tax credits was included in loss before income taxes and thus did not reduce the provision for income taxes in fiscal 2006.

The future income tax assets (liabilities) are represented by the following:

	2006 $	2005 $
Federal non-capital loss carryforwards	322,406	1,335,355
Ontario non-capital loss carryforwards	245,153	572,195
Federal investment tax credits ("ITCs")	—	828,057
Capital assets and V-Chip license and patents	7,560,795	2,256,725
Scientific research and experimental development	320,842	651,558
Corporate minimum tax credit balance	59,016	62,404
Non-deductible reserves, end of year	—	1,150,897
Gross future income tax assets	8,508,212	6,857,191
Less valuation allowance	(8,145,992)	(6,128,071)
Net future income tax assets	362,220	729,120
Deferred development costs	—	(729,120)
Net future liabilities on federal ITCs used in the year	(362,220)	—
Future income tax assets, net	—	—

As at March 31, 2006, the Company has federal non-capital loss carryforwards of approximately $1.5 million and provincial non-capital loss carryforwards of approximately $1.7 million. The loss carryforwards expire as follows:

	Federal $	Provincial $
2007	198,066	198,066
2008	379,261	379,261
2009	158,299	158,299
2010	289,878	289,878
2011	292,938	292,938
2012	138,453	408,510
2013	638	638
	1,457,533	1,727,590

At March 31, 2006, the Company also has undeducted scientific research and experimental development expenses of approximately $1.4 million that can be carried forward indefinitely.

16. CONSOLIDATED STATEMENTS OF CASH FLOWS

The consolidated statements of cash flows include the following

	2006 $	2005 $
Cash paid for interest expense	53,444	58,680
Cash received from interest income	197,472	87,636
Cash paid for income taxes	115,302	279,951

17. CONTINGENCIES AND COMMITMENTS

Under the terms of the Company's licensing arrangement, the Company is required to pay for a portion of legal expenses incurred by a licensee in defending patent infringement claims relating to the technology licensed from the Company. The cumulative amount of legal costs that the Company is obligated to pay is capped at 46% of the cumulative royalty the Company has collected (from a certain specific TV manufacturer) from the licensing arrangement, which at March 31, 2006 amounts to $1,958,000 (2005 - $1,668,000) and is collateralized by a letter of credit provided by the Company's bank (notes 3 and 8). Management believes that it has adequately provided for the Company's obligation under the licensing arrangement based on information available from and provided by the licensee.

The Company has outstanding a non-cancelable purchase order of U.S. $237,440.

18. NET LOSS PER COMMON SHARE

Net loss per common share consists of the following:

	2006 $	2005 $
Net loss for the year	(2,849,869)	(1,215,332)
Weighted average number of common shares outstanding during the year - basic	56,030,313	54,575,929
- diluted*	56,030,313	54,575,929
Net loss per share - basic and diluted	(0.05)	(0.02)

* Diluted weighted average number of common shares outstanding at March 31, 2006 is 56,049,472. For purposes of calculating the 2006 diluted loss per share, the basic weighted average number of common shares is used.

19. FINANCIAL INSTRUMENTS

(i) Fair values
The fair values of cash and cash equivalents, interest bearing deposits, restricted term deposits, accounts receivable, accounts payable and accrued liabilities, customers' deposits, government grants payable and mortgage payable approximate their carrying values. In management's opinion, the Company is not exposed to significant interest rate risks arising from these consolidated financial instruments.

(ii) Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and does not require collateral from them. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

As at March 31, 2006, accounts receivable from three customers accounted for 58.3% (2005 - three customers - 53.3%) of the balance.

(iii) Foreign currency
A significant portion of the Company's sales is denominated in U.S. dollars. The Company uses the revenue stream in U.S. dollars to offset the foreign exchange risk related to expenses denominated in U.S. dollars. The Company has not entered into hedging instruments in 2006 and 2005 to offset the risk related to fluctuations in the exchange rate between the U.S. and Canadian dollars from the date of sales transaction to the collection date due to the short-term nature of this exposure.

20. LEGAL CLAIMS FILED BY THE COMPANY

At March 31, 2006, the Company has filed several claims of patent infringement against certain parties, claiming both injunctive and monetary relief. As at the date of these consolidated financial statements, an estimate of the revenues and damages is not determinable and consequently, no amounts have been recorded in the consolidated financial statements.

21. COMPARATIVE FIGURES

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements.



Najmul Siddiqui
Chairman of Board &
Chief Executive Officer



Khalid Usman, C.A.
Chief Financial Officer



Terry A. Canning
Chairmain Audit Committee



Tim Collings
Chairman, Research
& Development Committee



Bruce Daley
Chairman, Compensation
& Governance Committee



Toshinori Ikebe
President
Tri-Vision Electronics Inc.



Bob Leshchyshen
Director



Frank Scarpitti
Director



Qamrul H. Siddiqui
Corporate Secretary and
President, Think Broadband Inc.

Audit Committee

Terry Canning (Outside Director), **Bob Leshchyshen** (Outside Director), **Frank Scarpitti** (Outside Director)

CORPORATE INFORMATION

Independent Auditors	Ernst & Young LLP Chartered Accountants Ernst & Young Tower P.O. Box 251, 222 Bay Street Toronto, Ontario CANADA M5K 1J7
Principal Bank	RBC Royal Bank Canada Toronto Downtown Business Banking Centre 20 King Street West, Lower Banking Toronto, Ontario CANADA M5H 1C4
Corporate Advisors	Duguay & Ringler Corporate Services 360 Bay Street, Suite 500 Toronto, Ontario CANADA M5H 2V6
Corporate Office	360 Bay Street, Suite 500 Toronto, Ontario CANADA M5H 2V6
Stock Listing	Toronto Stock Exchange Symbol TVL
Investor Relations	CHF Investor Relations 90 Adelaide Street West, 6th Floor Toronto, Ontario, CANADA M5H 3V9
Legal Counsel	Daley, Byers 121 Richmond Street West, Suite 1100 Toronto, Ontario CANADA M5H 2K1
Transfer Agent	Equity Transfer Services Inc. 120 Adelaide St. W., Suite 420 Toronto, Ontario CANADA M5H 4C3
OFFICES:	Tri-Vision International Ltd./Ltée 41 Pullman Court Toronto, Ontario CANADA M1X 1E4 Tel: (416) 298-8551, Fax: (416) 298-7976 (888) 298-8551 (Investor Relations)

Email: sales@tri-vision.ca
info@tri-vision.ca (Investor Inquiies)

Website: www.tri-vision.ca

DIRECTORS AND OFFICERS

Najmul Siddiqui
Director, Chairman of Board &
Chief Executive Officer

Toshinori Ikebe [1]
Director

Qamrul H. Siddiqui [3]
Director, Corporate Secretary &
Sr. V. P. Engineering

Khalid Usman, C.A.
Director &
Chief Financial Officer

Tim Collings [2,3]
Director &
Chairman, Research and
Development Committee

Bruce Daley [2]
Director &
Chairman,
Compensation & Governance Committee

Terry A. Canning [1]
Director & Chairman, Audit Committee

Frank Scarpitti [1,2]
Director

Bob Leshchyshen [1]
Director

1 Audit Committee
2 Compensation and Governance Committee
3 Research and Development Committee

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this material. Certain statements may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.



TRI•VISION

STOCK INFORMATION

Listed: Toronto Stock Exchange
Symbol: TVL

To learn more about Tri-Vision International Ltd./Ltée
call toll free in North America 1-888-298-8551,
visit our website at www.tri-vision.ca or email: info@tri-vision.ca

Tri-Vision Electronics Inc. - Owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patents No. 2,179,474 and No. 2,342,045 and licenses V-chip globally. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp. and Samsung. This subsidiary specializes in in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

Code of Ethics

Tri-Vision International Ltd./Ltée ("Tri-Vision") is committed to conducting its business in accordance with applicable laws, rules and regulations, and the highest standards of business ethics, and to full and accurate disclosure in compliance with applicable laws, rules and regulations. This Code of Ethics applies to all directors, officers and employees of Tri-Vision and sets forth specific policies to guide you in the performance of your duties.

As a director, officer or employee of Tri-Vision, you must not only comply with applicable laws, rules and regulations; you also must engage in and promote honest and ethical conduct and abide by the policies and procedures that govern the conduct of Tri-Vision's business. Your responsibilities include helping to create and maintain a culture of high ethical standards and commitment to compliance, and, in the case of directors and officers, maintaining a work environment that encourages employees to raise concerns to the attention of management and promptly addressing employee compliance concerns.

Compliance With Laws, Rules And Regulations

You are required to comply with the laws, rules and regulations that govern the conduct of Tri-Vision's business including, without limitation, all applicable laws prohibiting insider trading, money laundering, bribery and improper payments, and to report any suspected violations in accordance with the section below titled "Compliance With Code Of Ethics."

Conflicts Of Interest

You may not make any investment, accept any position or benefit, participate in any transaction or business arrangement or otherwise act in a manner that creates or appears to create a conflict of interest unless you makes full disclosure of all facts and circumstances to, and obtain the prior written approval of, the Chief Financial Officer, in the case of employees, or the Corporate Governance Committee of the Board of Directors, in the case of directors and officers.

A "conflict of interest" arises when you take actions or have interests that conflict in any way with the interests of Tri-Vision. These conflicts may make it difficult for you to perform your work objectively and efficiently. The following are some common examples that illustrate actual or apparent conflicts of interest that should be avoided:

- you or a member of your immediate family has an ownership interest in, is employed by or serves as a director of a company that (i) directly competes with Tri-Vision; (ii) does business with Tri-Vision (such as a customer, supplier or business partner); or (iii) is a recipient of charitable contributions made by Tri-Vision (however, it is not typically considered a conflict of interest to make investments in competitors, customers or suppliers that are listed on a stock exchange so long as the total value of the investment is less than five percent of the outstanding stock of the company and the amount of the investment is not so significant that it would affect your business judgment on behalf of Tri-Vision);

- you or a member of your immediate family participates in a joint venture, partnership or other business arrangement or investment with Tri-Vision or that you learned of through the use of corporate property or information or your position at Tri-Vision; and

- you or a member of your immediate family receives improper personal benefits as a result of your position at Tri-Vision.

Confidential Information

You are required to maintain the confidentiality of all confidential information that you receive or become privy to in connection with Tri-Vision's business, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might prejudice the ability of Tri-Vision to pursue certain objectives, be of use to competitors or harmful to Tri-Vision, its suppliers or its customers, if disclosed. Confidential information also includes any information relating to Tri-Vision's business and affairs that results in or would reasonably be expected to result in a significant change in the market price or value of any of Tri-Vision's securities or any information a reasonable investor would consider important in making an investment decision. You must not use confidential information for your own advantage or profit.

Disclosures

It is Tri-Vision 's policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that Tri-Vision files with, or submits to, Canadian securities regulators and in all other public communications made by Tri-Vision. Tri-Vision's management have the general responsibility for preparing such filings and such other communications and shall ensure that such filings and communications comply with all applicable laws and regulations. Employees must provide all necessary information to management when requested and must inform management if they become aware that information in any such filing or communication was untrue or misleading at the time such filing or communication was made or if they have information that would affect any filings or communications to be made in the future.

Protection and Proper Use of Company Assets

You should protect Tri-Vision's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on Tri-Vision's profitability. Tri-Vision's assets should only be used for legitimate business purposes.

Compliance With Code Of Ethics

If you have any questions about this Code of Ethics, you should seek guidance from the Chief Financial Officer. If you know of or suspect a violation of applicable laws, rules or regulations or this Code of Ethics, you must immediately report that information to the Chief Financial Officer or a member of the Corporate Governance Committee, in the case of employees, or a member of the Corporate Governance Committee, in the case of directors and

officers. Reports of suspected violations should identify as many relevant facts as possible, including, if applicable: (1) the date(s) relevant to the identified issue; (2) the name of any persons involved in the identified activity; (3) the specific facts that give rise to the concerns expressed; and (4) any suggestions for resolving or dealing with the problems or issues identified. Tri-Vision recognizes that resolving reported problems or concerns will advance the overall interests of Tri-Vision, and will help to safeguard Tri-Vision's assets, financial integrity and reputation. **No one will be subject to retaliation because of a good faith report of a suspected violation.**

Violations of this Code of Ethics may result in disciplinary action, up to and including discharge. Tri-Vision's Audit Committee shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code of Ethics. Violations of this Code of Ethics may also violate certain laws.

Waivers Of Code Of Ethics

If you would like to seek a waiver of this Code of Ethics, you must make full disclosure of your particular circumstances to the Chief Financial Officer, in the case of employees, or the Corporate Governance Committee, in the case of directors and officers. Amendments to and waivers of this Code of Ethics will be publicly disclosed as required by applicable laws, rules and regulations.

Documenting Compliance with the Disclosure Policy

Appropriate records evidencing compliance with this Code of Ethics shall be maintained by Tri-Vision, including copies of correspondence relating to requests for, and determinations relating to, waivers of this Code of Ethics, and copies of documents relating to violations of this Code of Ethics.

No Rights Created

This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the directors, officers and employees of Tri-Vision in the conduct of Tri-Vision's business. It is not intended to and does not create any rights in any employee, customer, supplier, competitor, shareholder or any other person or entity.

ACKNOWLEDGMENT FORM

I have received and read the Code of Ethics and I understand its contents. I agree to comply fully with the standards contained in the Code of Ethics and Tri-Vision's related policies and procedures. I understand that I have an obligation to report violations of the Code of Ethics to Chief Financial Officer or a member of the Corporate Governance Committee (in the case of employees) or the Corporate Governance Committee (in the case of directors and officers).

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Printed Name

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Signature

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Date

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